UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒           Form      40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐           No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 24, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals – Immediate Report

Attached hereto is an English translation (from Hebrew) of our financial statements and additional information as submitted on Tel Aviv Stock Exchange. The following documents are included:

1.	Description of the Company's Business for the year ending December 31, 2012.

2.	Board of Directors' Report on the Status of the Company for the Year Ending December 31, 2012.

3.	Consolidated Financial Statements as of December 31, 2012 (+ Purchase Price Allocation - Proteologics and EPO Impairment Study)

4.	Separate Financial Information in accordance with Article 9c of the Israeli Securities Regulations (Periodical and Immediate Reports).

5.	Pro Forma Consolidated Financial Statements as of December 31, 2012, in accordance with Regulation 9a of the Israeli Securities Regulations (Periodical and Immediate Reports) – 1970.

6.	Additional Company Information.

7.	Report on the Effectiveness of Internal Control Over the Auditing of Financial Statements and Disclosures.

XTL Biopharmaceuticals Ltd.

("The Company")

Periodic Report as of 31 December 2012

Table of Contents:

1.	Chapter One – Description of the Company's Business for the Year Ending 31 December 2012

2.	Chapter Two – Board of Directors' Report on the Status of the Company for the Year Ending 31 December 2012

3.	Chapter Three – Consolidated Financial Statements as of 31 December 2012

4.	Chapter Four – Separate Financial Information in accordance with Article 9c of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

5.	Chapter Five – Additional Company Information

6.	Chapter Six – Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure

Chapter One – Description of the Company's Business

1	Glossary

1.1	For the purpose of this report, the following terms will be defined as follows:

Multiple Myeloma	Multiple Myeloma is one of the forms of blood cancer diseases comprising 10% of all blood cancers and approximately 1% of all malignancies. The disease is characterized by an uncontrollable proliferation of white blood cells of plasma cells type in the bone marrow that result in the formation of malignant cells that damage and destroy parts of the bone. The disease is multiple in its nature as reflected in the formation of a large number of malignant cells. The malignant cells and the secreted proteins are responsible for a series of clinical expressions and complications including bone damage accompanied by pain and fractures, bone marrow damage with anemia (blood deficiency), sensitivity to infections, weakened immune system, damage to the nervous system, renal failure, clotting mechanism disorders, etc. Multiple Myeloma is incurable. Patients diagnosed with the disease have an average life expectancy of 4-5 years.

Plasma Cells	A group of cells comprising approximately 2-5% of all white blood cells in the human body. The plasma cells produce immunoglobulin proteins in the body that serve as antibodies in the immune system.

Erythropoietin - EPO	A hormone produced in the human body by the kidneys. Its known role is to induce the formation of red blood cells in the bone marrow.

Recombinant EPO (Recombinant Erythropoietin)	A genetically engineered hormone that is primarily designed to act against various types of anemia, particularly anemia experienced by patients with renal failure (and who are being treated with dialysis), as well as patients suffering from various forms of cancer accompanied by anemia.

Stem Cells	Stem cells are undeveloped cells that produce the three types of blood cells. Most stem cells are found in the bone marrow, but some – known as Peripheral Blood Stem Cells (PBSC) – are collected from the bloodstream.

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Self (autologous) transplant – the patient receives stem cells from his/her own bone marrow or from his/her peripheral blood.

Neuropathy / Peripheral Neuropathy	Damage to the functioning of the nerves responsible for transmitting sensations from the fingertips and legs. In mild cases, neuropathy might cause a feeling of numbness in the hands and feet. In severe cases, pains and stabbing sensation throughout the body to the point where it interferes with the extremities' functioning and movement.

T-Lymphocytes	Cells (white blood cells) in the circulatory system that serve as an important component of the immune system. Operates in several ways and is responsible for helping the body fight infections, malignant cells, etc.

Anticancer Effect	Anticancer effect is any phenomenon that causes cancer cells to stop reproducing, that eliminates them or 'freezes' their growth and spreading.

Schizophrenia	A severe chronic (psychotic) mental illness that is one of the most prevalent mental diseases. It affects most of the mental and social functions, state of mind, perception and thought as well as cognitive functions.

Antipsychotic Drugs	Drugs used to treat psychotic disorders such as schizophrenia and bipolar disorder. These drugs do not cure the disorder but rather manage the psychotic symptoms arising from the disease such as hallucinations and delusions. The drugs are classified into two main categories: typical, also known as first-generation drugs and atypical, also known as second-generation drugs which are more efficient.

Psychotic Disorder	An extreme mental state of partial or complete loss with reality. Psychosis is characterized as behavior perceived as strange or irregular and incomprehensible that might sometimes arouse feelings of anxiety and social rejection.

Bipolar Disorder	A mental illness that causes dramatic mood swings and sparks manic-depressive episodes.

Minocycline

A broad-spectrum tetracycline antibiotic that has been used for over 20 years and today is mainly used to treat acne.

Minocycline is a small molecule with a molecular weight of 495 that is highly lipophilic and can therefore easily traverse the blood-brain barrier.

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Helsinki Committee	A committee that operates by virtue of the Public Health Regulations (Clinical Trials on Human Subjects), 1980 and that is responsible for approving and monitoring clinical trials – for additional information, see Article 17.1 below.

IRB	Institutional Review Board – the corresponding committee to the Helsinki Committee in the US and around the world.

FDA	Food and Drug Administration – the agency in the United States that inspects and regulates development and registration of drugs in that country.

EMEA	European Medicines Agency – the European agency responsible for regulating the development and registration of drugs in the EU member nations. To date, approximately 35 countries are members of the EMEA[1].

Serious Adverse Events	Serious Adverse Event (SAE) or Serious Adverse Drug Reaction – any troublesome clinical event, in any dosage, that results in death or causes life-threatening complications or that requires hospitalization or further hospitalization or that ends in a permanent disability or handicap.

Activity	The laboratory or clinical result that provides an indication of the clinical efficacy of the drug.

Efficacy	Proof of the clinical effect of the drug in human clinical trials.

Orphan Drug	A special track for approval and marketing of pharmaceutical preparations by the American Food and Drug Administration, the FDA. The track is designed to respond to the need to develop drugs for certain populations and for incurable and relatively rare diseases (in the US – diseases with a maximum number of patients of 200,000 and in the EU – diseases that occur in up to 5 patients out of 10,000 patients). Recognition of a drug as an orphan drug grants the manufacturer with a regulatory exclusivity in marketing the drug for a period of 7 years in the US and of 10 years in the EU.
Ethical Drug	A patent-protected drug that can only be manufactured and sold by the pharmaceutical that developed it.

 1 According to the information appearing at the organization website: http://www.emea.europa.eu/htms/aboutus/emeaoverview.htm

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Cardiovascular	Cardio – related to the heart; vascular – blood vessels

Cardiovascular Event	Event such as a heart attack, stroke and death (in the context of hypertension and cardiopulmonary diseases)

USA National Institute of Health	American federal agency that is part of the U.S. Department of Health and Human Services and the primary federal agency for conducting and supporting clinical studies. The NIH website lists all significant clinical trials being conducted around the world.

Blood Pressure	The pressure applied by blood on arterial walls. This pressure undergoes changes due to the contraction and expansion of the heart.

Millimeter of Mercury (mmHG)	Measurement unit of pressure – pressure applied by one column of mercury 1mm high on a basis of 1 square cm.

Systolic Blood Pressure	Maximum blood pressure created in arteries when the heart is contracting ("systole")

Diastolic Blood Pressure	Blood pressure in the arteries at its lowest pressure that occurs when the heart is refilling with blood ("diastole") one moment before it contracts

Sympathetic Nervous System	One of the two parts of the autonomous nervous system responsible for subconscious actions, including control over peripheral resistance, regular heartbeat, intestinal movement, sweating, saliva secretion, etc.

Clinical trials	Clinical trials on human beings

Controlled trials	Clinical trials in which the effect of treatment in both groups of participants is examined. Subjects in one group are given the treatment being studied and in the other group – no treatment or another treatment whose effects are known, so that the effect of the treatment can be assessed by comparing the subjects' reactions in both group.

Randomized, Controlled Trials	Controlled clinical trials in which the placement into groups is random (much like a coin toss). The trial method contains placement objectivity.

Double Blind, Randomized Controlled Clinical trials	Randomized controlled clinical trials in which treatment is administered so that neither the doctor nor the subject are aware of which group the subject belongs. This is the highest level of a trial in achievement of objectivity in clinical trial planning.

Pivotal Study	Trial whose design and scope is such that its results will be accepted by the scientific community as the primary response to a question such as whether a certain treatment is effective.

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Peripheral Resistance	The property of blood vessels (or tubes in general) to impede flow. As a result, pressure must be increased to increase the flow. If peripheral vascular resistance rises, the heart generates higher blood pressure to maintain the same level of blood flow throughout the vessels, thereby creating hypertension.

Ejection Fraction	Index of the heart's ability to pump blood into the arteries in each beat from its section known as the "left ventricle". Just before the beat, one of the heart's chambers, the left ventricle, is filled with blood and immediately afterwards, it contracts. Ejection Fraction is the percentage in drop in volume in the left ventricle after each beat.

(Congestive Heart Failure) CHF	Disease in which the heart is unable to withstand the work load imposed on it and pump a sufficient amount of blood to all parts of the body due to congestion of blood in the veins and the excess accumulation of fluid in the body's tissues.

2	Description of the General Development of the Company's Business

2.1	General

a.	The Company was incorporated in Israel on 9 March 1993 as a private company in accordance with the Israeli Companies Law, 1999 ("Companies Law"), under the name Xenograft Technologies Ltd. On 3 July 1995, the Company changed its name to XTL Biopharmaceuticals Ltd., with its defined objectives being the practice of any legal activity.

b.	On 1 September 2005, the Company filed an application for listing the Company's American Depositary Receipts ("ADRs") on the NASDAQ under the NASDAQ Global Market list with the Securities & Exchange Commission in the United States ("SEC"). Beginning on that date and until 17 April 2009, the Company's ADRs were traded on the NASDAQ. For more information, see the immediate report published by the Company on 17 April 2009.

c.	In 2005, the Company acquired from VivoQuest Inc. ("VivoQuest") an exclusive worldwide and perpetual license to use VivoQuest's intangible assets, covering a compound library including certain compounds ("DOS") for the potential treatment of Hepatitis C, and other assets. In the course of 2008, the Company sublicensed the use of the DOS technology to Presidio Pharmaceuticals Inc. ("Presidio"). For further information on the Company's engagement, see item 18.2 below and also the immediate report published by the Company on 20 March 2008.

On 22 August 2012, Presidio requested to terminate its agreement with the Company that is valid since 24 August 2012. Following the announcement to terminate said agreement, all DOS technology (including all patents maintained by Presidio) was returned to the company 90 days after the date of said notice, in accordance with the provisions of the agreement. As of the date of the report, the Company plans to review the renewal of activity in the Hepatitis C sector and/or locate strategic partners to continue the development and marketing of drugs to treat Hepatitis C based on DOS technology returned to it from Presidio.

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d.	In July 2009, the Company's shares were delisted from trade on the NASDAQ due to a claim by the NASDAQ Compliance Committee that the Company had failed to comply with some of the listing criteria. Shortly after, the Company's ADRs began being quoted over the counter ("OTC"2) on the Pink Sheets, and accordingly, from this date on, the Company files reports in accordance with Chapter F of the Israeli Securities Law as well as reports in accordance with the U.S. Securities Exchange Act of 1934 regarding a foreign private issuer whose securities are held by the public. Since the delisting of the Company's ADRs from the NASDAQ, the Company is no longer subject to the NASDAQ provisions (for more information, see the immediate report published by the Company on 12 July 2009.

On 1 June 2012, the Company submitted a request to re-list its ADRs on NASDAQ, subject to compliance with all of the criteria required that was examined by the NASDAQ admissions committee, including criteria of minimal price for ADR (in accordance with various listing criteria). On September 24, 2012, the Company's Board of Directors approved the change in quantity of shares to ADR so that 20 ordinary shares of the Company will comprise one ADR, in order to support the Company's compliance with the conditions for listing the ADR for trade on NASDAQ. The determining date for change in the ADR ratio was 4 October 2012. As of the report date, the relisting process has yet to be completed as previously mentioned and the Company is in the midst of discussions with the NASDAQ Compliance committee to complete the process.

Despite the aforementioned, as of the date of this report, the Company is registered on the SEC as a reporting company and is therefore required to issue reports to the SEC in accordance with the U.S. Securities Exchange Act of 1934 provisions. Since the Company is not incorporated in the US, these requirements consist of the filing of a 20-F report (annual report for a foreign company) once a year as well as immediate reports regarding any changes in the Company's capital structure. As a result, the Company incurs expenses attributed to reporting requirements to the SEC, as aforementioned, that include, inter alia, the cost of legal advisors in the US, Bank of New York-Mellon (BONY) costs, and other various costs that were estimated, at the time of this report, at US$ 120,000 a year.

e.	Until the start of 2008, the Company was involved in the development of drugs primarily used to treat Hepatitis C and B. At the end of 2007, the Company discontinued the research and development plans of these drugs (with the exception of the development of DOS technology as stipulated in this article) and an agreement was signed with Yeda Research and Development Ltd. (the commercial arm of the Weizmann Institute of Science) ("Yeda") for the recovery of all the rights to the Company's original technologies.

[2]	The OTC is an electronic quoting system between brokers that displays quotes, prices and trading volumes of securities traded over the counter.

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f.	On 19 March 2009, the Company entered into an agreement with Bio Gal Ltd. (Hereinafter "Bio Gal") to purchase assets, rights to the patent to use Recombinant Erythropoietin to extend the lives of terminal Multiple Myeloma patients as well as improve the quality of their lives. On 31 December 2009, the Company's board of directors approved the Company's agreement to acquire 100% of the shares of XTEPO, a private Israeli company founded by the shareholders of Bio Gal in order to carry out the aforementioned transaction, which will receive a license for exclusive use of a patent on the Recombinant EPO drug from Bio Gal, while simultaneously investing in XTEPO US$ 1.5 million by private investors (based on exercise of the options they were given).

In order to execute said acquisition, the Company issued approximately 133 million Ordinary shares to XTEPO's shareholders against 100% of their holdings in XTEPO by issuing the Company's Ordinary shares in an extraordinary private placement in accordance with the Securities Regulations (Private Placement of Securities in a Listed Company), 2000 to XTEPO's shareholders ("share swap agreement") that was approved by an extraordinary shareholders' meeting on 2 March 2010 so that upon completion of said share swap agreement, XTEPO's shareholders held (along with their holdings of Company shares on the eve of the share swap agreement) approximately 70.64% of the issued and outstanding share capital of the Company and the balance, of 29.36%, was held by the Company's shareholders on the eve of implementation of the share swap agreement. The consummation of the share swap agreement was subject to meeting certain prerequisites which had been completed on 3 August 2010 as well as all the measures required as per the share swap agreement.

g.	On 27 February 2011, the Company published a prospectus (Hereinafter "the prospectus") for completion on the TASE in which the Company offered up to 13,210,000 Ordinary shares of NIS 0.1 par value each of the Company and up to 6,605,000 registered warrants (Series 1), exercisable into up to 6,605,000 Ordinary shares of the Company during every trading day on the Tel-Aviv Stock Exchange Ltd. (Hereinafter: "TASE") from their listing date on the TASE through 27 November 2011, and up to 19,815,000 registered warrants (Series 2), exercisable into up to 19,815,000 Ordinary shares of the Company during every trading day on the TASE, from the listing date on the TASE through 27 February 2013. For more information, see item 1.1 to the Company's board of directors' report and the Company's report from 27 February 2011 . On 7 March 2011, and in accordance with the prospectus published by Company as above, the Company published a supplementary notice which, inter alia, reduced the number of securities being offered by the Company in accordance with the prospectus.

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On 7 March 2011, the Company published an immediate report regarding the results of the bid in accordance with the aforementioned supplementary notice ("the bid") as detailed below: 58 orders were received in the bid to purchase 79,004 units with a total monetary value of NIS 10,553,017.

Excess demand in the offering was 185% higher and the unit price set in the bid was NIS 132.25, as stipulated below: (a) 19 orders were fully met to purchase 19,953 units at a unit price that is higher than the unit established in the bid;

2 orders to purchase 30,600 units at the price per unit established in the bid were partially met such that each of the investors received 74.66% of their order.

(c) 37 orders to purchase 28,451 units at a unit price that is lower than the price set forth in the bid were not met.

The number of units ordered at unit price or higher or at a higher price exceeded the total units offered, resulting in oversubscription. Accordingly, the Company exercised its right to allocate additional units as stipulated in Article 2.2.6.2 of the prospectus and Article 1.4 of the supplementary notice discussed above ("the additional allocation"). Within the confines of the additional allocation, the Company allotted 6,420 units to ordering parties who submitted the orders at the established unit price, and 95.64% of their orders were met. Total immediate consideration (gross) the Company received for the securities offered to the public in accordance with the supplementary notice, including the additional allocation, amounted to NIS 6,509,345.

h.	On 24 March 2011, the Company entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. On 30 November 2011, the Company reported that it had closed an agreement for obtaining an exclusive global license to MinoGuard's entire technology. For more information about the exclusive licensing agreement, see Article 18.11.2 below.

i.	On 21 April 2011 , the Company announced that on 20 April 2011, it had applied to the FDA, a sub-unit of the Health and Human Services ("HHS") for orphan drug designation for its EPO drug for the treatment of Multiple Myeloma for which it owns a patent through 2019. On 29 May 2011, the Company announced that it was granted an orphan drug designation from the FDA for its EPO (which is in planning and preparation towards Phase 2 clinical trial).

j.	On 2 November 2011 , the Company entered a contractual arrangement in a memorandum of understanding to an agreement in which it will acquire NiCure technology, based on the local administration of renin-angiotensin inhibitors (a known drug for the treatment of hypertension, "Enalaprilat") and is a novel treatment for the symptoms of cartilage-related diseases (such as Osteoarthritis) ("the Technology") from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, by obtaining an exclusive license to use the entire technology in return for royalties on sales and milestone payments throughout the clinical development process. The signing of the agreement by the parties is subject to, among others, the completion of a due diligence study, examination of the regulatory environment for the continued development of the technology and the approval of the Company's board of directors. For more information about the Company's contractual arrangement, see Article 8.11.3 below. As of the date of approval of the financial statements, the transaction has not been completed and the Company is considering this project fit to its business plan.

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k.	On 14 March 2012, the Company entered a strategic collaboration framework agreement with Clalit Health Services – Clalit Research Institute Ltd. (Hereinafter: "The Institute") and Mor Research Applications Ltd. in which the Institute would grant the Company the right to receive content based on data originating in the Institute's database regarding technology originating in the inventions and patents of Clalit Health Service physicians, in projects whose content will be agreed upon between the Company and the Institute and Mor in advance and in writing. For more information about the agreement, see Article 8.11.1 below.

l.	On 12 April 2012, the Company entered a contractual arrangement with Kitov Pharmaceuticals Ltd. (Hereinafter: "Kitov") in a non-binding letter of intent in which the Company plans to purchase the entire share capital of Kitov in consideration for allocation of the Company's shares as well as milestone payments through the Kitov product development process. On 6 March 2013, and after the report date, the Company announced that negotiations it conducted with Kitov did not come to fruition and the parties decided to end the process.

m.	On 10 June 2012, the Company received notice from the TASE updating that beginning on 17 June 2012, the Company's securities would be listed on the TA-Yeter 50 and the TA-BlueTech 50 indices.

n.	On 13 June 2012, the Company entered a contractual arrangement in an agreement on principles with InterCure Ltd. (Hereinafter: "InterCure") in which, subject to implementation of a debt arrangement in accordance with Article 350 of the Israeli Companies Law 5759-1999 (Hereinafter: "The Arrangement"), the transaction has not yet been completed in which InterCure would convert all of its debts into ordinary shares of InterCure in accordance with a distribution that will be agreed upon between it and all of its creditors (including employees), the Company will acquire control over InterCure in consideration of an accumulated investment of $2.7 million, some in cash and some in allocation of Company shares. As part of the suspending condition for implementation of the agreement, InterCure undertook that on the date of completion of the transaction, it will be without debts and/or financial undertakings, net and without any contingent liabilities, with the exception of the sum of up to $150,000 liability net.

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On 25 July 2012, the transaction was completed following compliance with all of the suspending terms and the Company acquired 16,839,532 ordinary shares with no n.v. of InterCure in consideration for the allocation, by way of private allocation of 7,165,662 ordinary shares of NIS 0.1 n.v. per Company share whose value on the date of the signing of the Agreement, in accordance with the value of the Company share on the TASE totaled $2.2 million, and that represents $1.75 million for InterCure pre-money, but after conversion of InterCure debts as previously mentioned (Hereinafter: "Adjusted Value for InterCure"). The fair value of Company shares on the date of completion of the transaction totaled $2,469 thousand. In addition, the Company transferred to InterCure a sum of $150,000 in cash based on the adjusted value for InterCure. With execution of the said allocation, the Company held 50.79% of the issued and outstanding share capital of InterCure.

In addition, the Company and Medica Fund, which invested in InterCure shares, in addition to the Company a sum of approximately $460,000, granted to InterCure convertible loan of $500,000 (the Company's share stood at $330,000) for a period of up to ten months with an interest rate of 15%. The Company and the Medica Fund have the right to convert the loan to 11,546,507 additional shares of InterCure (the Company's share is 7,620,695 shares) that will be capitalized, upon conversion of the loan and assuming full dilution, as of the date of completion of the transaction, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan will be 16.15% of the issued and paid-up capital of InterCure). On 6 August 2012, Medica Fund converted the loan it granted InterCure into shares. On 3 March 2013, the Company's Board of Directors granted an extension of an additional 6 months to repay the loan (Hereinafter: "Date of Repayment") subject to that if InterCure receives money from any source (without operating income) up to the date of repayment, InterCure will be required to pay off the balance of the loan, or any part of it, in payments that will not be less than $50,000 per payment.

The Company's holding rate in the issued and paid-up share capital of InterCure as of the report date totaled 45.41%. At the same time, if the Company converts the loan it granted InterCure into shares, its holding in InterCure will be 54.72%. If all warrants granted to employees and directors in InterCure are exercised, and assuming that said conversion of shares will stand the Company's holding percentage in InterCure at 52.77%. For more information about InterCure, see Article 2.33 below.

It should be noted that on 28 October 2012, InterCure allocated 20,185,184 performance-contingent warrants that can be exercised into 20,185,184 ordinary shares with no n.v to Giboov Ltd. (Hereinafter: "Giboov"). If all of the performance-contingent warrants granted to the directors and employees are exercised, and that have not yet expired or forfeited, the Company's holding percentage in InterCure will be 36.76% of the issued and oustanding share capital of InterCure. As of the date of the signing of the financial statements, said warrants had not yet reached maturity.

o.	On 21 November 2012, the Company acquired from Teva Pharmaceutical Industries Ltd. (Hereinafter: "Teva"), in an outside transaction, 4,620,356 ordinary shares of NIS 1 n.v. per share of Proteologics Ltd. (Hereinafter: "Proteologics"), which comprises Teva's full holdings in Proteologics and approximately 31.35% of the issued and outstanding share capital of Proteologics (as of the date of acquisition; approximately 31.24% as of 31 December 2012), in consideration of approximately NIS 6.5 million (approximately $1.7 million).

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Proteologics is a public company whose shares are listed on the TASE and that specializes in the discovery and development of drugs that operate on various components of the Ubiquitin system that was discovered by Dr. Avram Hershko and Dr. Aaron Ciechanover, 2004 Nobel Prize laureates in chemistry for this discovery. For more information about Proteologics, see Article 2.3.4 below.

2.2	Listed below is a flowchart of the Company's holding structure as of this report date

2.3	Information about the Company's Holdings

2.3.1	As of the report date, the American companies, XTL Biopharmaceuticals Inc. and XTL Development Inc. are not operational.

2.3.2	XTEPO Ltd. – XTEPO is a private company incorporated and registered in Israel on 9 November 2009, in accordance with the Israeli Companies Law 5759-1999 (Hereinafter: "The Companies Law") for the purpose of a share swap agreement with Bio Gal Company as stipulated in Article 2.1 above.

2.3.3	InterCure Ltd.- InterCure incorporated in Israel on 20 November 1994 as a private company in accordance with the Israeli Companies Ordinance [New Version] 5743-1983 ("The Companies Ordinance"). On 26 July 2007, the company became a public company as defined in the Israeli Companies Law 5759-1999. Since its inception, InterCure has been specializing in the development of unique technologies and devices for non-medicinal and non-invasive treatment of chronic illnesses including hypertension, heart failure, sleep difficulties and stress. InterCure therapeutic devices are based on patent-protected technologies for respiratory modulation that reduces hyperactivity of the sympathetic nervous system.

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Over the past decade, InterCure has been preparing the groundwork required for large-scale commercialization of technologies and devices that it developed that include, inter alia, clinical trials, regulatory approvals in major markets, mass production and quality control systems, marketing systems and sales to consumers and physicians, branding and advertisements, distribution channels and business partnerships.

As of the date of the report, and following proof of the clinical efficacy and after having obtained FDA3 approval, InterCure sold approximately 200,000 devices under the brand RESPeRATE® (Hereinafter: "The Device" or "The Product"), in its various versions, to the first target market that it defined –non-medicinal and non-invasive treatment of hypertension in chronic patients who are unable to stabilize with drugs and/or who suffer from adverse events from drug therapy and/or who have not yet begun drug therapy. Most of the devices to treat hypertension were sold to the end-users (patients) at a price of $300-400 per unit4.

In addition, InterCure has several initial clinical trials and professional medical publications that indicate the efficacy of the technology it developed in non-medicinal and non-invasive treatment in heart failure patients. In addition, InterCure has evidence of the efficacy of the device in alleviating stress and in facilitating sleep. For more information about InterCure's area of operation, see Article 3.2 below.

InterCure has two subsidiaries: InterCure Inc. ("InterCure Inc") a private company founded on 11 February 2000 in accordance with the laws of the State of Delaware USA that has offices in Manhattan New York, USA and InterCure UK Limited ("InterCure UK"), a private company founded on 12 May 2008 in the United Kingdom and as of the report date, is not an active company.

3 http://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfpmn/pmn.cfm?ID=7215

4 The devices were sold directly by InterCure and its subsidiary in the United States, and through various distribution channels as stipulated in Article 9.6 below. As such, the average price that the Company receives for the device is lower than the price to the consumer. The price of $300-400 per consumer occasionally includes indirect taxes (such as VAT and sales tax) in accordance with the sale in various countries. In addition, the Company occasionally conducts sales promotion campaigns that cause a decline in the average price of a device during the sale period.

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2.3.4	Protelogics Ltd – Protelogics was incorporated in Israel on 19 May 1999 as a private company limited in shares formerly known as Lismon (Israel) Ltd. In May 2000, the Company changed its name to its current name Proteologics Ltd. Since March 2010, Protelogic shares have been listed on the Tel-Aviv Stock Exchange Ltd.

As of the report date, Proteologics specializes in research and development of new drugs for a range of illnesses based on the Ubiqutin system. Proteologics has the knowledge and expertise of the Ubiqutin system and is channeling its efforts towards discovering new drugs that operate on various components of this system, particularly cancer and inflammatory diseases.

The Ubiquitin system was first discovered in 1978 by Professor Avram Hershko and Professor Aaron Ciechanover, of the Faculty of Medicine in the Technion, and Professor Ernie Rose, who won the 2004 Nobel Prize in Chemistry for this research. Disruptions in the body's Ubiquitin system might result in a long series of diseases, including metabolic disorders, nerves disorders, malignant diseases, inflammatory diseases, viral diseases, etc.

Protelogics' research and development method involves selecting target proteins in the Ubiqutin system, whose integration in their actions causes the formation of a certain disease and the ability to be a target for the drug. Once the target protein has been selected, Proteologics works to develop a drug that neutralizes or inhibits or activates said target proteins, improving or curing said disease. Proteologics believes that the knowledge it has accrued regarding the Ubiquitin system, including the knowledge, unique tools and experience in discovering lead molecules that can be used in drug development may help it detect and develop new drugs for an array of diseases.

For more information about Proteologics, including information about its area of operation, executive officers, etc. see the periodic report for 2012 that was published by the company on 10 March 2013.

It should be noted that the Company considers its holding in Proteologics as an asset only and its products and management are not considered part of the Company's activities.

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3	Areas of Activity

As of the report date, the Company operates (The Company, subsidiary XTEPO and InterCure, hereinafter jointly: "The Group") in two main areas of activity: (a) Planning, development and research in order to develop and commercialize its technologies (Hereinafter: "Drug Development Field"); (b) Development and marketing of unique technologies and devices for non-medicinal and non-invasive treatment of chronic diseases including hypertension, heart failure, sleep difficulties and stress (Hereinafter: "Medical Device Field"). For more information about the Group's activities in the medical device field, that was carried out through InterCure, see Article 3.2 below.

3.1	Listed below is information about the Group's activities in the field of drug development:

3.1.1	The Group's Drugs

Recombinant EPO

Recombinant EPO is a drug that, as of the date of this report, is used to treat (i) anemia in patients with renal failure (dialysis) and (ii) anemia in cancer patients. Recombinant EPO was developed, manufactured and marketed by Johnson & Johnson, Hoffman La Roche and Amgen, and generates billions of dollars in sales every year, and is therefore considered a drug with an extremely large market scope. The drug has been administered to millions of patients over the past 20 years, resulting in extensive clinical experience with the drug and safety information about it. As of the date of this report, the Group began preparing for a Phase 2 clinical trial on Multiple Myeloma patients in Israel and in other countries, in accordance with the clinical protocol that was received as part of the Bio Gal transaction and that will be updated by the Company ahead of its approval by the FDA and other ministries of health as the case may be. The protocol is based on the information that was collected about the use of recombinant EPO and the expectation that it may prolong the life of Multiple Myeloma patients while significantly improving their quality of life and causing less side effects than currently available treatments.

SAM-101

SAM-101 is a technology developed for treating mental illnesses based on a combination of existing antipsychotics and a recognized medicinal compound (Minocycline). The drug had been developed prior to its acquisition by the Company by MinoGuard, which, to the best of the Company's knowledge, had successfully completed a Phase 2a prospective, randomized, double-blind, placebo-controlled, clinical trial conducted on about 70 schizophrenics in the Shalvata Mental Health Hospital in Israel. To the best of the Company's knowledge, the trial's endpoints were met, demonstrating that SAM-101 improves the positive symptoms of the disease as well as the patients' cognitive state, minimizes the negative symptoms (social parameters and patient cognition) and reduces weight gain side effect among patients. As of the date of this report, the Company intends to conduct clinical trials, develop, register, market, distribute and sell the drugs which are the product of this technology, regardless of the type of disease.

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3.1.2	Drug development process - general description

Drug development is a complex process that generally includes the following primary stages5. Each stage must comply with the health agencies' criteria before the next stage can begin, as follows:

a)	Preclinical Phase - this phase includes trials in labs and on animals in order to demonstrate the efficiency of the drugs in models that simulate the disease for which the drug is being investigated. The preclinical phase also includes trials under meticulous conditions in order to determine whether the drug has any toxic adverse effects and to learn about the various characteristics in animals. In addition, the preclinical stage includes development of manufacturing methods under GMP (Good Manufacturing Practice - which is a collection of manufacturing requirements that the drug must comply with in order to allow the administration of the drug to patients in the future).

b)	Phase 1 - this is the first clinical phase in drug development in which an initial test is carried out on humans. The phase is designed to assess the safety of the drug as well as the maximum dosage that can be safely administered to patients. This phase may also include additional tests such as drug dispersal in the body and how long the drug remains in the blood, measurements that will help asses its biological availability, etc. There are instances in which this trial phase is carried out on healthy individuals and in other cases the trial is carried out on patients with the investigated disease.

c)	Phase 2 - in this phase, an initial test of the efficiency of the drug is carried out in patients. In addition, this phase attempts to determine the optimal dosage of the drug to treat patients. At the same time, the phase continues to test its safety. Several Phase 2 trials are often carried out while the first Phase 2 trial (Phase 2a) is designed to serve as proof of concept and the second Phase 2 trial (Phase 2b) is a broader trial that includes a larger number of patients and that is carried out in a larger number of medical centers than was Phase 2a.

 5 Description of the stages is general and changes are occasionally possible, including in different drugs. for example, in some cases, Phases 1 and 2 or 2 and 3 may be unified

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d)	Phase 3 – the decisive phase of multinational, multicenter, randomized, placebo controlled, double blind trials. This phase includes the largest number of subjects (hundreds and even thousands) and the trial is carried out in a large number of medical centers around the world. The purpose of this phase is to prove the efficiency and safety of the drug in a large number of patients in a way which simulates as much as possible (more than the previous phases) the manner in which the drug will be used in the clinical practice. Following successful conclusion of this phase, applications can be submitted to the health agencies for receipt of approval to register the drug.

It should be emphasized that the conduct of clinical trials on human beings in each of the phases, Phase 1, Phase 2 and Phase 3 requires the prior approval of the Helsinki Committee/IRB and of the regulatory agencies in the countries where the clinical trials are being conducted. It should be noted that only successful results in the preliminary phases will guarantee the possibility of moving on to the next stage.

Once all of the said phases (including completion of Phase 3) have been successfully completed, the Group can submit an application for approving the drug's registration by the relevant regulatory agency, e.g. the FDA in the U.S.

The development process, as previously mentioned, takes many years and requires extensive funding due to the prolonged duration of the trials, the process for obtaining approval, and obtaining information and results from the trials, at the end of which the Group will be able to submit an application for approval to register the drug by the FDA or any corresponding regulatory agency in any other country. Occasionally, the clinical development, including the conduct of clinical trials, is carried out with the assistance of expert subcontractors who are entrusted with operating under the meticulous professional standards dictated by the regulatory requirements.

3.2	As previously mentioned, InterCure operates in the field of medical products and developed unique technologies and tools for non-medicinal and non-invasive treatment of chronic diseases including hypertension, heart failure, difficulty sleeping and stress. InterCure's therapeutic devices are based on patent-protected technology for respiratory modulation that reduces hyperactivity of the sympathetic nervous system. Listed below is information about the Group's activities that are being carried out through InterCure in the field of medical devices:

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3.2.1	InterCure Products and Services

As of the report date, InterCure is manufacturing (through subcontractors) and markets the following products and services:

3.2.1.1	RESPeRATE – basic version of the device.

3.2.1.2	RESPeRATE Duo – basic version of the device that allows two users to save the information about the exercise data in the device in separate computer memories.

3.2.1.3	RESPeRATE Ultra – version of the device that includes an ability to instruct new users on how to efficiently use the device, smaller device size and larger user screen than in the basic version.

3.2.1.4	RESPeRATE Ultra Duo – version of the device that allows two users to save information about the exercise data in the RESPeRATE Ultra model in separate computer memories.

3.2.1.5	RESPeRATE Ultra Deluxe – version of the device with an illuminated display easy to use in the dark (bedroom environment).

3.2.1.6	RESPeRATE Rx – version f the device sold under a phsician's prescription in the United Kingdom

3.2.1.7	Accessories to the device, such as a carry case and speakers

3.2.1.8	Extended warranty period for the devices, which provide 36 month warranty period instead of an initial 12-month warranty period around the world, with the exception of Europe, in which the initial warranty period is 24 months in accordance with the law.

3.2.1.9	Support plan and personal training in the US through email and telephone, for a fee that improves the effectiveness of the InterCure products and regular customer support.

In addition, InterCure offers its customers from time to time peripheral equipment (the revenue from which is not material as of the date of publication of this report), such as a blood pressure meters and books on hypertension, which it buys from third parties, as well as value added service online for the community of users who are interested in non-medicinal treatment of hypertension (user forums, eNewsletters, etc.). InterCure does not charge for online services at this stage.

InterCure even provides technical support services to customers, including through call centers, for its products in the US, UK and Israel. These services are provided free of charge and people who are not customers can call and ask questions about the device.

For more information about InterCure products and services, see Article 9 below.

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4	Investment in the Company's Capital and Shares Transactions

4.1	With the exception of the execution of the share swap agreement stipulated in item 2.1 above and the Company's offering of shares and warrants on 7 March 2011 through a prospectus in which one of the interested parties participated - Mr. Alexander Rabinovich (see item 2.1 above), in the two years preceding the date of this report, no investments were made in the Company's share capital and no material transactions were carried out by any of its interested parties.

4.2	On 18 March 2012, the Company's Board of Directors approved a private offering to institutional and private investors (foreign and Israeli) in consideration for $2.4 million (approximately NIS 9.1 million). As part of the private offering, the Company allocated 11,560,362 ordinary shares of the Company with NIS 0.1 n.v. per share, 3,853,454 warrants (Series A) and 1,926,727 warrants (Series B), that reflect a share price of NIS 0.789[6].

The warrants (Series A) can be exercised into shares from the date of their allocation (18 March 2012) and until 17 September 2012, so that every warrant will be exercised into one ordinary share of NIS 0.1 n.v. per share against exercise surcharge of NIS 1.046, linked to the US dollar. In the period, 560,000 warrants (Series A) were exercised into 560,000 ordinary shares of the Company of NIS 0.1 n.v. per share in consideration for $155,000. On 17 September 2012, the balance of warrants (Series A) totaling 3,293,454 warrants expired. The warrants (Series B) can be exercised into shares from the date of their allocation (18 March 2012) and until 17 March 2015 so that each warrant will be exercised into one ordinary share of NIS 0.1 n.v. per share against exercise price of NIS 1.124 per share, linked to the US dollar.

4.3	On 25 July 2012, the Company finalized its contractual arrangement in an agreement with InterCure in which the Company acquired control of InterCure in consideration for an aggregate investment of approximately $2.7 million, part in cash and part in allocation of Company shares. The Company acquired 16,839,532 ordinary shares with no n.v. of InterCure in consideration of the allocation by means of private allocation of 7,165,662 ordinary shares of NIS 0.1 n.v. per share of the Company, whose value on the date of the signing of the agreement is based on the value of a Company share on the TASE, totaling $2.2 million and that represents a value of $1.75 million for InterCure pre-money, after conversion of InterCure debts as previously stipulated. The Company's price per share derived from the value of the allocated shares divided by the share portions received by the Company is NIS 1.194. The fair value of Company shares on the date of completion of the transaction was $2,469 thousand. For more information about the acquisition of InterCure, see Article 2.1 above.

 6 Based on a conversion rate of NIS 3.769 per $US 1 that is the representative rate of the US dollar from 16 March 2012.

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The table presents the investments made in the Company by investors only:

Date of Allocation	Number of Offerees	The Consideration	Company value post money derived from allocation (if relevant)
18 March 2012	6	$2.4 million (approximately NIS 9.1 million)	Approximately NIS 156 million
25 July 2012	1	$2.2 million dollars	Approximately NIS 285 million

For details about option allocations to employees and service providers, see Note 20 to the consolidated financial statements.

5	Distribution of Dividends

Since the date of the Company's establishment through the date of this report, the Company has not distributed any dividends and the Company has no profits regarding the profit criterion as stipulated in Article 302 of the Israeli Companies Law 5759-1999.

As of the date of this report, the Company does not have a dividend distribution policy.

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Chapter Two – Additional Information

6.	Financial information about the Group's areas of activity

Below is financial information about the Group's area of activity (in Thousands of Dollars)

	Drug Development			Medical Device
	2012	2011	2010	2012	2011	2010
Revenue (from third parties)	-	-	-	938	-	-
Costs	(1,359)	(1,224)	(1,256)	(1,555)	-	-
Loss from Regular Activity	(1,359)	(1,224)	(1,256)	(617)	-	-
Loss from regular activity attributed to Parent Company owners	(1,359)	(1,224)	(1,256)	(282)	-	-
Loss from regular activities attributed to minority interest	-	-	-	(335)	-	-
Assets attributed to field of activity	7,310	4,073	3,797	3,776	-	-
Liabilities attributed to field of activity	757	629	963	905	-	-

For information and explanations about the results of Company activities and the changes that occurred during the period, see Company Board of Directors explanations about the status of Company affairs attached as Chapter B of this report.

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7	General environment and impact of external factors on the Group's operations

Listed below are the trends, events and developments in the Group's macro economic environment that have affected or that might materially affect the Group's activity results in its area of activity:

7.1	Drug Development

The biopharmaceutical industry which is the focus of the Group's products is facing an increasing need for new developments to treat patients of various diseases. Despite the progress of the pharmaceutical industry in general, and its impressive achievements over the past several decades, as of the date of this report, drugs for many diseases, including various cancers and schizophrenia, are still insufficient both in terms of limited range of action, inefficacy and serious side effects. The increase in average age of the population, which is accompanied by a parallel increase in the number of different patients in general increases the need for new drugs in the fields underlying the Company's products.

As good as any drug may be in alleviating the symptoms of the disease, they are not efficient in all patients. Frequently, many patient populations lack an efficient drug to treat their disease or the phase of the disease that they are in. Furthermore, the drug often positively affects the patient for a certain period of time but then its positive effect wanes. In addition, many drugs trigger extremely serious side effects that occasionally prevent patients from taking the drug and even a market that offers a large variety of drugs is constantly in need of introducing new drugs.

The target market of the Group's drug is unique. The Group believes that the ability of any drug to capture a market share depends on the drug's short-term and long-term efficacy as well as on its side effects, both absolutely and relative to its competing drugs.

In light of the fact that the Group is developing a new indication for the Recombinant EPO, a drug that already exists and that has been approved for treatment of anemia, the Group expects to receive an exemption for the preclinical trials as well as from the Phase 1 clinical trials. As of the date of this report, the Group has a preliminary plan to initiate Phase 2 clinical trial in patients with Multiple Myeloma. It should be noted that the Company received a preliminary plan as part of the assignment of the patent license agreement. At the same time, and in light of the fact that a prolonged period of time has passed since the date of the preparation of this plan, the Company immediately began after the completion of the transaction in preparation of the trial that includes, inter alia, updating the plan that will be brought before medical agencies for approval prior its implementation.

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Studies conducted by Prof. Mittelman revealed that use of Recombinant EPO in patients in advanced stages of Multiple Myeloma significantly contributed to suppression of symptoms of the disease, improved the immune system, stabilized patients' health, prolonged their survivability and significantly improved their lives, without causing serious side effects. These properties grant this drug an advantage in most therapeutic properties for which the drug is designed.

The Group anticipates that if these properties are expressed in clinical trials as well, a medical agency criteria for drug approval, the drug will capture a large market share in the drug market for treatment of Multiple Myeloma, including providing a solution to terminally ill patients in the advanced stage of the disease who do not respond well or who demonstrate an insufficient response to currently available treatments. In addition, the Group expects the drug to capture another market share of combining the drug with currently available drugs and therapies. If these projects are realized, the drug's market is estimated at hundreds of millions of dollars a year.

In addition, the SAM-101 technology successfully completed a Phase 2a prospective, randomized, double-blind, placebo-controlled clinical trial conducted on about 70 schizophrenics in the Shalvata Mental Health Hospital in Israel. To the best of the Company's knowledge, the trial's endpoints were met, demonstrating that SAM-101 improves the positive symptoms of the disease as well as the patients' cognitive state, minimizes the negative symptoms (social parameters and patient cognition) and reduces weight gain side effect among patients. The Group intends to continue developing the SAM-101 technology which is based on a combination of existing antipsychotics and a recognized medicinal compound (Minocycline).

The Group anticipates that if the clinical trials reinforce the Phase 2a clinical trial results as described above, the SAM-101 drug is expected to capture a significant market share in the schizophrenia drug industry mainly due to the side effects of consuming the existing drugs and due to the limited efficacy of the existing drugs in treating the negative and cognitive symptoms of schizophrenia patients. Decision Resources, the research company, estimated the size of the schizophrenia treatment industries in the U.S., France, Germany, Italy, Spain, the UK and Japan in 2011 at approximately US$ 7.4 billion. 7Due to the partial success of the new drugs which have recently been introduced into the market and the loss of the patents for the leading ethical drugs by large pharmaceutical companies such as Eli Lilly, the Group anticipates that the commercialization of the SAM-101, if and when it occurs, will achieve a significant market share of the schizophrenia treatment industry, estimated at hundreds of millions of dollars a year.

7 http://decisionresources.com/Products-and-Services/Report?r=pcorcg0713

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However, it should be emphasized that clinical studies include many elements of uncertainty, and the possibility of the Group not succeeding in its attempts to continue to demonstrate the efficiency and safety of the drugs or that the drugs will prove to be less efficacious than expected cannot be ruled out. In addition, the possibility of the development of other drugs by the competition that will compete with the Group's drugs cannot be ruled out.

The Group's assessments regarding the potential of the Company's drugs to capture a large market share in the Multiple Myeloma and schizophrenia drug markets represent forward-looking statements. This information is uncertain and based on the information the Group has as of the date of this report. It is emphasized that the results of the trial phases that will be conducted in practice might significantly differ from the estimates based on this information, since the continued successful development of the Group's drugs is not definite.

7.2	The Medical Device Field

7.2.1	General

In September 2008, a global financial crisis erupted that resulted in a severe credit crisis, to developments and turmoil in markets and to a significant economic slowdown.

7.2.2	Macro Economic Trends

The Group's activity, through InterCure, focuses on the development of innovative technologies and home medical devices as well as the marketing of these devices. The home medical device sector was affected by macro economic trends. Generally recognized is that during any period characterized by economic slowdown, as is projected in the American market, expenses for the purchase of consumer products declines. At the same time, InterCure believes that in the field of medical devices, the impact of declining expenditure due to the economic slowdown in the market is diminished. Concurrently, since in most cases, the Group's products are paid for by the consumer, the economic slowdown in the Group's target markets had a negative material impact on sales.

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7.2.3	Aging Population and Increased Public Awareness

Among the adult population in the industrialized world (particularly between the ages of 50-80), there is increasing demand for products that improve health, including home medical devices in areas in which the Group is active. In industrialized nations in which the Group operates, through InterCure, the percentage of adults in the population has been increasing, as has been public awareness of the need to protect health and for more proactive treatment in health-related areas.

7.2.4	Usage Internet And Direct Marketing

In the United States, which leads in direct advertising of pharmaceuticals, about one-third of consumers exposed to direct advertising ask their physician about the medical treatment or drug advertised and in a significant percentage of cases, the physician prescribes to the patient the drug the patient requests.8 The increased use of online devices may affect demand for InterCure products, which are largely based on commercial activity of online advertising and direct sales to consumers through the internet.

7.2.5	Alternative Medicine Trend

In the United States, and in other industrialized nations, recent years have witnessed a significant increase in the number of people who use alternative medicine. In addition, some physicians believe that alternative medicine is applicable and/or effective9. This trend, as long as it continues, may increase demand for InterCure products, which allows for non-medicinal treatment of the disease.

7.2.6.	Reimbursement

InterCure believes that there is demand for technology that may reduce the cost of medical treatment, including home medical devices that may reduce cost of treatment hypertension and diseases caused by hypertension. Accordingly, InterCure believes that medical insurers might decide to indemnify the purchases or InterCure products for part or all of the purchase of the device in order to lower the gross expenses in refunding money to policyholders for the purchase of drugs to lower blood pressure and treatments for the disease. Although InterCure does not base its business model on medical reimbursement for the purchase of the product, it is working to convince medical insurers to provide full or partial refund to policyholders who purchase the product. InterCure believes that a reimbursement from the medical insurers, if any, may increase sales.

[8]	Food and Drug Administration Surveys of patients, 2004 http://www.fda.gov/downloads/AboutFDA/CentersOffices/CDER/ucm109875.pdf
[9]	Astin JA, Marie A, Pelletier KR, Hansen E, & Haskell WL; A Review of the Incorporation of Complementary and Alternative Medicine by Mainstream Physicians; Arch Intern Med, 1998; 158: 2303-2310

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In the US, the reimbursement procedure in insurance companies consists of a few stages. In the first stage, an application is made for the receipt of a CPT code from the American Medical Association (AMA). In the second stage, an application to an ICD-9 code is made to the coordinating committee of the Medicare centers. In the third stage, an application is made to the Statistical Analysis Medical Equipment (SADMERC) regional contractor for the receipt of a new code (HCPCS). After receiving the code with a patient's request to receive a device, the patient's date should be examined in order to verify he fits the criteria enabling him to get reimbursed. If the patient fits the criteria, a device will be supplied to the patient and an invoice will be issued to the insurer.

As of today, InterCure does not have a reimbursement code for its products in the US, and one cannot evaluate at this stage, whether it will receive such code in the future.

In the United Kingdom, InterCure filed an application to establish insurance indemnity as part of the British health basket. On 17 November 2011, InterCure announced that the British Department of Health approved its application for insurance indemnity for the product and as part of the health basket in Britain10. As a result, InterCure signed several distribution agreements in Britain, and on 1 February 2012, began selling the product in a manner in which patients in Britain who were required to pay GBP 200 out of pocket to purchase the product could receive the device free of charge or for a nominal fee upon presentation of a signed physician's prescription.

7.2.7	Clinical Studies

Clinical studies on the importance of lowering blood pressure and/or the link between hypertension and other diseases and/or publications regarding InterCure products, including on their effectiveness, and the link between them and other areas of medicine, may affect the scope of demand for InterCure products. Clinical studies that were published in recent years defined a new category of "pre-hypertension" (People whose blood pressure exceeds 130/85 mmHG) by the National Institute of Health in the US. The definition of hypertension in a manner that will include hypertension above 130/85 mmHG, if any, may increase the number of people who will treat their hypertension and accordingly, increase demand for products designed to lower blood pressure, including InterCure products.

7.2.8.	Developments in Medical Treatment (Devices and Drugs) and Development and Manufacturing of Competing Products

InterCure activity may be affected by the development, manufacturing and marketing of products using other technologies that compete with its own technologies and products. In addition, the introduction to use of new procedures for medical treatment, as well as new drugs to treat hypertension that have no adverse events might harm demand for InterCure products.

10               British Department of Health approval refers to England and Wales. Scotland and North Ireland are separate authorities that, to the best of Company knowledge, update their health basket in accordance at a later stage and without need for additional applications by the Company.

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To the best of InterCure's knowledge, as of the date of this report, there is no non-medicinal non-invasive medical device to lower blood pressure with proven effectiveness in clinical trials that has been approved for marketing by the FDA but new technologies might be developed in the future that will lower blood pressure. It should be noted that the Company's technology is unique and patent-protected, which limits the development of competing technologies.

In the third quarter of 2010, InterCure learned that the Lloyds Pharmacy chain in Britain ("The Chain"), which distributed InterCure devices, developed in conjunction with Harvard Medical Devices Ltd. ("The Manufacturing Company") and began advertising a competing device that claims non-medicinal treatment of hypertension at a lower price that the one developed by InterCure ("The Competing Device"). A review conducted by InterCure, to the best of its knowledge, revealed that the Competing Device, does not modulate respiration in an interactive manner during the exercise (mode of action is patent-protected by InterCure and has been proven effective in the lowering of blood pressure). At the same time, a review conducted by InterCure's advisors reveals that the Competing Product includes elements that were copied from its products, a possible copyright infringement. InterCure has adopted several measures and its possibilities, including legal and regulatory actions. To the best of InterCure's knowledge, sale of the Competing Device began in the first quarter of 2011 under Lloyds Pharmacy's private brand and under the brand Kinetics, which belongs to the Manufacturing Company. At this stage, InterCure cannot assess whether and how sales of the Competing device will affect its sales in Britain.

For information regarding to InterCure's intellectual property, see section 9.3. for additional information regarding competition to InterCure's technology see section 9.8.

InterCure cannot influence the entry of new competition into the market or on the continue developments of existing competition. As such, it plans to continue investing in the development of new products and protecting the intellectual property rights in order to protect its competitive status.

7.2.9.	Company Product Approval Policies by Regulatory Authorities

InterCure activity is affected by regulatory authority policies in various countries regarding approval of product marketing and control. InterCure has regulatory approval to market its products in the US, the EU, Israel11 and other countries. For more information about the relevant regulatory authorities and necessary approvals, see Article 9.20.

11 Approval of medical devices is in the renewal stage following expiration of the previous approval on 31 January 2013. InterCure and its regulatory advisors believe that said approval is expected to be received in the next several months.

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7.2.10	Israeli Identity

The sale of InterCure products in various countries outside of Israel might be affected by the international standing of Israel. In general, Israeli identity serves in certain cases as a sales promotion (in light of recognition of the technological advantages in Israel) and in other cases as a disadvantage which might result in cancellation of transactions (such as within the confines of the Arab boycott, etc.)

Chapter Three - Description of the Group's Business in its Field of Operations

8	Drug Development

8.1	General Information about Drug Development Activities

Listed below is a detailed description of the Group's business operations including a description of trends, events and developments in the Group's macroeconomic environment that have or are expected to have a significant impact on the Group's business.

8.1.1	General

The study by Prof. Mittelman in the field of Multiple Myeloma

The clinical observations, carried out under the leadership of Prof. Mittelman, who serves as the Group's Medical Director, of patients in advanced stages of Multiple Myeloma and their analysis revealed that treatment with Recombinant EPO extended the lives of some of the patients beyond what was expected in their condition if they hadn't receive the treatment. The results and conclusions derived from said observations were later examined under lab conditions in mouse models for multiple myeloma, which revealed that Recombinant EPO has an anticancer effect based on its effect on the activation of T lymphocytes in the immune system.

These findings12 raised the premise that Recombinant EPO affects the immune system, regardless of the cancerous tumor. Another study conducted by the study team of Prof. Mittelman revealed prominent changes in various immune system parameters in Multiple Myeloma patients in advanced stages of the disease, and that treatment of these patients with Recombinant EPO resulted in improvements in their immune system in terms of its components and in terms of function, a fact that contributes to the prolonged lives of these patients.

12 The findings were published by Prof. Mittlemen et al - Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect – a hypothesis based on a clinical observation supported by animal studies. Eur J Haematol 2004: 72: 155–165. _ Blackwell Munksgaard 2004..

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It should be noted that in 2006, a study was published by the Cleveland Clinic and H. Lee Moffitt Cancer and Research Institute13, which retrospectively examined 257 patients who were administered Recombinant EPO to treat their anemia, that verified the findings of Prof. Mittelman's group – the general survivability of patients treated with EPO improved. The study concluded that a random prospective study would guarantee verification of these findings.

It should be noted that, in addition to the aforementioned, over the past decade, Prof. Mittelman and his research team published several articles on Recombinant EPO treatment of patients with Multiple Myeloma.14

The study of Prof. Yehiel Levkovitz and Dr. Shlomo Mendelovic in the field of mental illnesses

Minocycline has the ability to penetrate the central nervous system at an effective clinical level in addition to its microbial feature. It was discovered that the drug has neuro-protective agents in models of ischemic stroke, Multiple Sclerosis, spinal cord injuries, Parkinson's and Huntington's disease.

Following in-vivo studies which demonstrated the efficacy of treating schizophrenics in a rat model with recognized antibiotics15 in 2004, Prof. Levkovitz and Dr. Mendelovic received a grant from the Stanley Foundation for investigating the neuro-protective effect of Minocycline in the early stages of the development of schizophrenia in humans. A prospective, randomized, double-blind, placebo-controlled clinical trial administered Minocycline to about 70 schizophrenics in the Shalvata Mental Health Hospital in Israel in addition to an antipsychotic drug which was administered to 2/3 of the subjects. A control group consisting of 1/3 of the patients in the trial was administered both an antipsychotic drug and a placebo. The antipsychotics included Risperdal, Zyprexa, Geodon, Seroquel and Leponex. In a trial conducted over a period of six months, each patient was tested for the effect of the Minocycline on various clinical and cognitive parameters.

13R. Baz, E. Walker, T.K. Choueiri, R. Abou Jawde, C. Brand, B, McGowan, E. Yiannaki, S. Andresen, M.A. Hussein - Recombinant Human Erythropoietin Is Associated with Increased Overall Survival in Patients with Multiple Myeloma, Acta Haematol 2007;117:162–167, DOI: 10.1159/000097464

14 The articles published below:

(1)Erythropoietin treatment in advanced multiple myeloma is associated with improved immunological functions: could it be beneficial in early disease? doi:10.1111/j.1365-2141.2006.06366. British Journal of Haematology, 135, 660–672.; (2) Erythropoietin effects on dendritic cells: Potential mediators in its function as an immunomodulator? doi: 10.1016/j.exphem.2008.07.010. Society for Hematology and Stem Cells. Published by Elsevier Inc.; (3) Erythropoietin as an Immunotherapeutic Agent: New Uses For An Old Drug? Medical Hypotheses and Research, VOL. 2, NO. 4, October 2005.; (4) Erythropoietin enhances immune responses in mice. DOI 10.1002/eji.200637025. Eur. J. Immunol. 2007. 37: 1584–1593.; (5) Non-erythroid activities of erythropoietin: Functional effects on murine dendritic cells. doi:10.1016/j.molimm.2008.10.004. Molecular Immunology 46 (2009) 713–721.

15 (Levkovitz Y., Levi U., Braw Y., and Cohen H., (2007) Brain Research, 1154: 154-162

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The trial results showed that a combination of antipsychotics and Minocycline improves the positive symptoms, cognitive functions and reduces the negative symptoms and side effects of the antipsychotics (such as weight gain). The trial concluded that the proposed combined treatment enhances the regular drug that is currently offered to schizophrenia patients and is likely to slow down the clinical deterioration 16

Three independent groups of researchers (from the universities of Manchester, England, Japan17 and Maryland) who have been studying the combination of these drugs have also reached similar conclusions to those of Prof. Levkovitz and Dr. Mendelovic.

8.1.2	Structure of the Drug Development Activity of the Group and Changes Therein

8.1.2.1	Multiple Myeloma

Multiple Myeloma is a form of blood cancer. The disease is characterized by uncontrollable proliferation of a type of white blood cells known as plasma cells in the bone marrow that causes the accumulation of malignant cells that damage and destroy parts of the bone. This disease has a multiple nature that is expressed in the creation of a large number of accumulations of malignant cells. The malignant cells and the secreted proteins are responsible for a series of clinical expressions and complications, including bone damage with pain and breaks, bone marrow damage accompanied by anemia (blood deficiency), sensitivity to infections, weakening of the immune system, nervous system damage, kidney failure, clotting disorders, etc. The disease is incurable, and the average life expectancy of patients is 4-5 years.

The National Cancer Institute estimates that in the U.S. alone, all newly diagnosed cancers in 2013 will reach 1.7 million (approximately 0.5% of the population), with the number of cancer-related deaths totaling 0.6 million (approximately 0.2% of the population) 18. Of all forms of cancer currently known, the most common forms in the U.S. 19 are intestinal cancer (approximately 102,000 new patients a year), lung cancer (approximately 228,000 new patients), breast cancer in women (approximately 235,000 new patients) and prostate cancer in men (approximately 239,000 new patients).

16 Levkovitz Y, Mendlovic S, et al. J. Clinical Psychiatry

17 Miyaoka T et al. Clinical Neuropharmacology 31, October 2008

18 The data is taken from the National Cancer Institute - NCI- http://www.cancer.gov/cancertopics/what-is-cancer

19 Data taken from "Cancer facts & Figures 2013" published by the "American Cancer Society".

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Multiple Myeloma is a blood cancer that comprises 10% of all blood cancers. As of the date of this report, in the U.S. alone there are 74,800 Multiple myeloma patients and in 2013, about 22,350 new cases are diagnosed 20. This number increases in direct proportion with the average life expectancy around the world. Accordingly, approximately 10,710 patients are expected to die from Multiple Myeloma in the U.S. in 2013. Multiple Myeloma is largely considered an old person's cancer, since the disease largely appears between the ages of 65-70, although diagnosis of the disease in 50 year olds is not uncommon. In addition, Multiple Myeloma comprises approximately 1% of all cancer cases and approximately 2% of all cancer-related deaths 21. In addition, it should be noted that Multiple Myeloma is extremely common among men, and within this group, men of African descent have twice the chance of contracting the disease over Caucasian men.

As of the date of this report, there are several recognized therapies used to treat Multiple Myeloma, including chemotherapy, radiation therapy, bone marrow transplantation and new drugs. Chemotherapy kills cancer cells but also healthy cells in the patient's body, especially active cells such as mucous cells, connective tissue cells, blood cells including immune system cells, reproductive ells, etc. This damage is caused by the treatment, which damages the cancer cells but also the healthy cells in the body and is accompanied by serious side effects, including nausea, vomiting, hair loss, acute pain, etc. In addition, there are biological drugs that are more specific to cancer cells that are known to have milder adverse events than chemotherapy such as Thalidomide ® ("Thalidomide") and Revlimid®, both manufactured by Celgene Corporation and Velcade ®, developed by Millennium Pharmaceuticals ("Velcade"). These biological drugs are characterized by extremely high prices. It should be noted that despite the aforementioned, not one of these drugs cures the disease. In addition, two drugs were recently approved to treat multiple myeloma, Kyprolis ®, which was developed by Onyx Pharmaceuticals, Inc. and approved by the FDA in July 2012 and POMALYST ®, which was developed by Celgene and approved by the FDA in February 2013.

In the Western world, the cancer drug market in general, and the market for Multiple Myeloma in particular, is characterized by drugs that have been approved for use generally for specific indications. For example, a drug will not be approved to treat multiple myeloma without a specific definition of the type of patients entitled to receive the drug. This definition includes the stage of the disease the patient is in, definition of patients based on previous therapies, etc. The result essentially is that the cancer drug market is composed of multiple patient populations. One of the challenges in developing cancer drugs is the definition of the field being targeted by the drug since there are numerous forms of cancer, each of which has several different stages of disease progression. Any drug that is approved for use is designed for a specific stage in the progression of the type of disease the drug was designed for. In cancer, there are many patient populations for whom there is no suitable treatment and the diseases they have do not have any suitable therapy.

20 The data is taken from "Cancer facts & Figures 2013" published by the "American Cancer Society".

21 The data is taken from the website of AMEN (Association for Multiple Myeloma) - http://www.amen.org.il/site_files/index.he.1024.html

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Furthermore, the efficacy of all currently available drugs is limited. Every one of the existing drugs has a significant percentage of patients who fail to respond to them. In addition, the response of many of the patients considered to be responders was extremely partial, not long-lasting, and required taking several drugs concomitantly to achieve the desired clinical result. Cancerous tumors are occasionally so violent that the average life expectancy of patients is limited to months, or occasionally, a mild improvement in the patients' quality of life is sufficient reason for the drug to be considered efficacious.

Based on the aforementioned, there is a clinical need for drugs to treat Multiple Myeloma that will be, on the one hand, efficacious and have limited side effects on the other hand. The new indication that the Group intends to develop for Recombinant EPO in the treatment of patients with multiple myeloma will try to provide a certain response to this need, i.e.: an efficacious drug that does not cause significant side effects.

8.1.2.2	Schizophrenia

Schizophrenia is a syndrome of psychiatric illnesses that are characterized by psychosis and cognitive, perceptual, emotional and behavioral deficiencies which are liable to impair human functions at various levels. According to the U.S. National Institute of Mental Health ("NIMH") 22, schizophrenia is one of the most prevalent mental disorders and about 1% of the adult population in the U.S. suffers from schizophrenia during their lifetime. The disease usually erupts before the age of 25 and is partly related to the side effects of antipsychotic drugs. The disease's main symptoms consist of unrealistic delusions, sight and hearing disorders and more rarely visual hallucinations. The symptoms also affect thought patterns and cause bizarre speech patterns. These symptoms lead to different degrees of dysfunctions and distress. Therefore, schizophrenia patients are often in need of assistance in their daily routine such as housing, occupation, society etc.

Schizophrenia is a chronic illness that requires lifelong medicinal treatment. While most available drugs are efficacious in alleviating the "positive" symptoms (which are evident and will not appear in non-schizophrenics such as hallucinations and delusions), even the best available drug is only partially efficacious in treating several of the disease's more disturbing symptoms known as the "negative" symptoms (the absence of symptoms that are commonly evident among schizophrenics, relating to the abnormal behavior and emotions such as lack of feelings or expressions of feelings, withdrawal from family life and from society, lack of energy, lack of motivation, loss of pleasure or interest in life, poor hygiene, numbness to the point of catatonia etc.) as well as cognitive symptoms.

22 http://www.nimh.nih.gov/health/topics/schizophrenia/index.shtml

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As of the date of this report, since the factors that cause schizophrenia are yet unknown, the market does not offer the appropriate drugs that can prevent the disease. The currently available drugs for treating the symptoms of the disease generally involve severe side effects.

Antipsychotic drugs consist of Chlorpromazine, Perphenazine, Thioridazine, Haloperidol, Lithium and others, used to treat schizophrenia, dementia and manic depression. These drugs are considered as typical antipsychotic drugs.

In addition to the use of typical antipsychotic drugs, in recent years patients have been treated using atypical antipsychotic drugs (Clozapine, Risperidone, Quetiapine etc.) which are considered critical to helping millions of schizophrenics around the world regain their lives and without which those patients would have spent their entire lives in psychiatric institutions.

The research company, Decision Resources estimated the size of the schizophrenia treatment in the U.S., France, Germany, Italy, Spain, the UK and Japan in 2010 at approximately US$ 7.4 billion 23.

The schizophrenia treatment industry experienced significant changes during this period due to the loss of exclusivity on some of the leading drugs as patents expired and the marketing of generic drugs which led, according to Decision Resources, to a decline in sales in the aforementioned countries to approximately $6.5 billion, and against approval of new drugs to be marketed that are currently in various stages of development that might increase the scope of sales in those countries to approximately $7.9 billion in 2021.

Although the schizophrenia treatment market is saturated and despite the loss of exclusivity of patents for a large part of the leading drugs, the need for more efficacious antipsychotic medications with fewer or diminished side effects continues to motivate the development of drugs. Moreover, the growing importance is accorded to treating the negative and cognitive symptoms of schizophrenia in view of the enhanced efficacy of existing drugs for treating these symptoms.

23 http://decisionresources.com/Products-and-Services/Report?r=pcorcg0713

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8.1.3	Legislative limitations and special constraints applicable to the area of operations

For information about legislative limitations and constraints to which the Group is subject, see Article 8.10 below.

8.1.4	Drug Development Processes

The drug development process is multi-phased, and includes the following phases: the preclinical phase, Phase 1, Phase 2 and Phase 3 (for more information, see item 3.1.2 above).

In light of the Group's intentions to develop a new indication for the Recombinant EPO, which is a drug approved for another use, as previously mentioned, and based on the fact that the Preclinical Phase and Phase 1 clinical trials are ones that examine the drug's toxicity and safety, respectively, the Group believes that it will be granted an exemption from carrying out these stages and that the drug development process will begin with Phase 2.

Furthermore, since the completion of the Phase 2a trial on the SAM-101 at the Shalvata Mental Health Center in Israel was successful, the Group intends to continue developing the SAM-101 and estimates that the development may commence from the Phase 2b clinical trial.

The Group assessment regarding the drug development phases and obtaining an exemption for the Preclinical and Phase 1 clinical trials represents forward-looking information. This information is not definite and is based on information available to the Group as of the date of this report. The actual results may be significantly different from the results derived from this information, since there is no certainty regarding the exemption from carrying out any phase and/or regarding the results of the drug trials to be conducted by the Group.

8.1.5	Critical Success Factors in the Areas of Operation

In order to successfully develop a pharmaceutical product, the knowledge and technologies required to facilitate the development of efficient products are needed, as are long-term investments, in the form of financial funding and quality personnel that specialize in the area of operation, clinical planning and development as well as commercialization ability once development has been completed and marketing approval obtained. In addition, ownership of intangible assets (intellectual property) is required that would enable the development and enhancement of the designated product.

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The Group has (via its subsidiary as mentioned above) a license for exclusive use of a patent for use of the Recombinant EPO to treat Multiple Myeloma. This, as previously mentioned, is based on the study conducted by Prof. Moshe Mittelman, an internationally renowned hematologist who serves ad the Director of Internal Medicine at Ichilov Hospital and as Medical Director in the Group, and an exclusive license for the SAM-101 drug to treat mental illnesses.

8.1.6	Entry barriers in the areas of operation

The main entry barrier to the drug development market is the lengthy, multiple year process of development, which is a regulated, thorough and cumulative process, i.e.: failure in any development phase will prevent advancement to the next phase. This type of process that takes many years obviously requires allocation of significant financial resources to finance continued development expenses.

As previously mentioned, ensuring intellectual property ownership is of prime importance, since without ownership, certain substances and products cannot be developed and used, thereby preventing progress in development. In addition, guaranteed ownership of intellectual property rights is required to benefit from the results of development on the one hand, and to ensure that the development is not found in another patent, on the other. Without patent protection, anyone could benefit from the results of the research and development without having had to pay the expenses incurred by the original developer, and in the case of the Group, paid for. Similarly, if development deviates into another patent, there will be an option of blocking all commercial activity by the developer. In order to guarantee commercialization freedom of development products, the relevant licenses needed for product development must be ensured. Furthermore, and in addition to the aforementioned, skilled, professional personnel who are experts in the field are required.

8.1.7	Alternatives to the products underlying the drug development field of operation and changes therein

8.1.7.1	Alternatives to the Recombinant EPO

As of the date of this report, the Recombinant EPO drug that the Group intends to develop faces no competition for this stage of the disease, based on the fact that the Recombinant EPO drug is designed to treat Multiple Myeloma patients in advanced stages of the disease who were already treated with all current standard therapies. At this stage, these patients are treated, with supportive drugs and treatments (palliative etc.). in addition, to the best of the Company’s knowledge, to the date of this report, there is no known drug or drug under development that works on the immune system as the recombinant EPO does.

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Despite the aforementioned, it is possible that the Recombinant EPO drug will be found to be efficacious in the future for patients who are not terminally ill, when combined with other currently available drugs. If said assessment comes to fruition, the Recombinant EPO drug may be used as a substitute and/or supplementary drug to other drugs that are currently available on the market and/or drugs that are currently in development. Multiple Myeloma patients who are in the non-terminal stages currently have in the market drugs that have been approved for use, which may make its entry into this market difficult. It should be noted that the development of the new indication for a drug provides an advantage over a drug that was developed from the beginning, in light of the Group's assessment that one or more phases in drug development, particularly Phase 1, would be redundant, since these phases have already been previously carried out during testing of the same product for its original indication but in this case as well, development of a new indication is expected to be lengthy.

It should be noted that in recent years 24, treatment of Multiple Myeloma patients in the various stages has been composed of chemotherapy combined with autologous stem cell transplantations or a combination of Thalidomide, dexamethasone (a type of steroid) and Velcade, based on the patient's condition. If said transplantation is carried out, the patients receive initial treatment of high dosages of preliminary chemotherapy. This treatment is largely administered to patients who are under the age of 65. If the patient is above the age of 65, and his physical condition prevents an autologous stem cell transplantation from being carried out, the standard treatment involves a combination of two or more drugs including Thalidomide, steroids, Velcade, Revlimid and mild chemotherapy.

The aforementioned therapies lead to a median survival time of approximately 30 months in close to 83% of patients who underwent autologous stem cell transplantation (and who were under the age of 65) and a survival time of approximately 24 months in almost 90% of patients (and who were under the age of 65).

It is clarified that the currently available therapies and drugs used to treat Multiple Myeloma patients have side effects such as neuropathy – peripheral neuropathy, which occasionally might be irreversible and require discontinuation of the therapy for extended periods of time.

24  The aforementioned regarding treatment of multiple myeloma patients and patient survival time was taken from the article by Prof. Ben-Ami Sela, director of the Pathology Chemistry Institute, Sheba Medical Center, Tel-Hashomer that was published on the website www.tevalife.com.

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Another drug currently administered to patients is one known as Velcade (scientific name – Bortezomib) which was approved in 2003 by the FDA and that extends the survivability time of patients with the disease, with 33% of all patients attaining an overall survival time of approximately 5 years, with the survival time among all patients on the drug being 33 months. The drug Recombinant EPO that is being developed by the Group may be one that can be administered in combination with this drug.

In July 2012, the FDA approved for use the drug Carfilzomib (Kyprolis) of Onyx Pharmaceuticals Inc. This drug is considered more effective than Velcade. In Phase II studies, there were incidents in which patients failed to respond to Velcade but responded to Kyprolis25. As of the date of these reports, the information available regarding the drug is still limited.

In addition, in February 2013, the FDA approved the drug Pomalidomide, which is considered more effective than thalidomide and Revlimid26.

In addition to the aforementioned, it should be noted that as of the date of this report, several additional drugs are in various phases of clinical trials, and if approved, if and when approved, may constitute an alternative to the recombinant EPO being developed by the Group.

8.1.7.2	Alternatives to SAM-101

As of the date of this report, there are alternative therapies for the Company's drug, classified into two types: (1) psychosocial therapy which consists mainly of clinic care, full or part-time hospitalization, occupational therapists, psychologists etc; (2) medicinal therapy which consists of administering antipsychotic drugs such as Chlorpromazine, Perphenazine, Thioridazine, Haloperidol and Lithium as well as atypical antipsychotic drugs such as Clozapine, Risperidone, Quetiapine etc.

It should also be noted that as of the date of this report, there are certain additional drugs that are in various stages of clinical trials which, if and once approved, might provide an alternative to SAM-101.

25  Niesvizky R et al: Clin Canter Res 2013; Kortuem KM et al: Blood 2013; 121:893

26  Traynor K et al: Am J Health Sys Pharm 2013;70:474; Leleu X et al: Blood 2013; 121:1968

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8.1.8	Structure of the competition in the area of operations and changes therein

8.1.8.1	General

The Group's competition in the field includes a wide range of companies around the world, starting with small pharmaceuticals up to the mega multinationals. Multinational marketing of a drug requires access to marketing channels around the world, thus generally forcing small companies to collaborate with large companies in the field. On the one hand, this is a limiting factor for small companies. On the other hand, these giant companies are constantly searching for new drugs in order to broaden the range of drugs they market or in order to increase the amount of developed drugs (drug development pipeline). The need of giant multinationals for new drugs in certain periods makes these companies willing to invest vast sums of money to acquire drug development and marketing rights, which is an opportunity for drug developing companies.

The Group has a preliminary plan to conduct a Phase 2 trial of the Recombinant EPO that includes the enrollment of approximately 50 patients27. If a situation arises in which a large number of drugs are in development while the Group is conducting the trial, this might make patient enrollment for Phase 2 and Phase 3 of the trial difficult. The need for a large number of patients in the advanced phases of the clinical trials poses a significant obstacle in drug development that might affect the chances and timetable involved to complete development of the Group's Recombinant EPO drug. This problem can frequently be solved by adopting a development strategy that includes, inter alia: accurate definition of the type of patients who will participate in the trial (based on the severity of the disease, type of therapies previously received, other drugs they received concomitant with the investigational drug, etc.); optimal choice of sites to conduct the clinical trials (e.g. some of the trials will be conducted in countries in which certain therapeutic alternatives are not yet being offered to patients or study sites known for their ability to enroll patients into trials with relative speed, etc.); use of organizations that specialize in clinical study management 28; interest shown by study doctors who will participate in the study on the drug and how it operates; provision of financial incentive to the study fund of the departments participating in the trial (incentive indirectly serves to improve the conditions of the patients' hospitalization) in order to make sure that they prefer directing patients to clinical trial of the Group's drug over other clinical trials. The Group intends to adopt these types of strategies to ensure a rapid patient enrollment rate and compliance with the scheduled timeframe, although there is no guarantee that this will happen.

27  This assessment is based on numbers of patients required in clinical studies on other drugs designed to treat multiple myeloma and cancer in general. No comprehensive statistical planning has yet been carried out and the Group still has not convened a discussion on the clinical plan with the regulatory authorities, the FDA and others – and the number of patients that will be ultimately be required may differ from this estimate

28  These companies are known as CRO - Clinical Research Organization

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8.1.8.2	Competition in the Cancer Market

The cancer drug market is extremely large. National medical institutions in the U.S. estimated that the overall cost of treating cancer in 2008 was US$ 201.5 billion 29. In 2008, sales of all cancer drugs totaled US$ 77.4 billion 24.

In 2011, sales of drugs used to treat Multiple Myeloma in the U.S., France, Germany, Italy, Spain, England and Japan totaled US$ 4.4 billion (and are expected to rise to US$ 7.2 billion in 202130). According to their recent financial statements, actual sales of Velcade in 2011 by Johnson & Johnson (which markets Velcade outside the U.S.) amounted to US$ 1.5 billion 26. Also, based on the financial statements of the pharmaceutical Celgene (which markets Revlimid), Revlimid sales in 2011 amounted to $3.21 billion 31. Velcade sales by the Japanese pharmaceutical Takeda (which markets Velcade in the US) in 2010 amounted to $0.73 billion 32. In July 2012, the FDA approved the drug Kyprolis of Onyx Pharmaceuticals Inc. and its sale in 2012 according to its financial statements for that year, totaled $64 billion 33.

Listed below is a table displaying the advantages and disadvantages of the Company's main competing drugs and therapies as of the date of the report: [If a reimbursement can be obtained from the insurers or from any other party, this should be noted in the table]

29  http://www.cancer.org/cancer/cancerbasics/economic-impact-of-cancer

30  http://decisionresources.com/News-and-Events/Press-Releases/Multiple-Myeloma-100212

31  http://ir.celgene.com/phoenix.zhtml?c=111960&p=irol-sec

32  http://www.takeda.com/investor-information/annual/pdf/index/ar2012_en.pdf (page 45)

33  http://www.sec.gov/Archives/edgar/data/1012140/000104746913001966/a2212722z10-k.htm

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Comparative properties
Company	Type of therapy / name of drug	Route of administration of treatment	Drug intake frequency	Average monthly cost of treatment in USD	Side effects	Efficiency / survival time

Celgene Corporation	Thalidomide®	Oral Tablets	One pill per day, dosage occasionally needs to be adjusted based on adverse events	Approx. 1,000	Resulting in congenital defects, peripheral neuropathy (nerve damage), fatigue, constipation, blood clots tendency (including increased risk of deep vein thrombosis), etc.

Approximately half of the patients reduce the dose or cease the treatment.	Single preparation (approximately 30% of patients respond). Combined with another drug, -approximately 50%-60% of patients respond. The drug results in a mild remission of the disease.

Response might last a year

Celgene Corporation	Revlimid®	Oral Tablets	Generally, one tablet per day for 21 days followed by a one-week break	Approx. 9,000	Serious injury to bone marrow (sensitivity to infection sand suppression of creation of blood platelets (thrombocytes, i.e. risk of life-threatening bleeding), blood clots tendency and embolisms, liver damage, serious damage to bone marrow, damage to digestive system accompanied by nausea, acute diarrhea, etc.	Not tested in comparison to Thalidomide (but is considered better) When combined with another drug, - approximately 50%-60% of patients respond. Response can last up to a year

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Millennium Pharma-ceuticals	Velcade®	Intravenous injection	Two injections per week for two weeks followed by a 10-day break; for a minimal period of 7-8 cycles	Approx. 10,000	Acute Peripheral neuropathy (nerve damage) to the point of impaired function, digestive disorders and nausea, on rare occasions, liver damage, etc.	Triggers a response in 30% in single treatment and when combined with another drug, in approximately 50%-60%. Response lasts a year.

In patients in the advanced stages of the disease, the drug extended life by an average of 12 weeks

Onyx Pharmaceuticals	Kyprolis®	Intravenous injection	20 mg/mr 2-8 minutes in day 1,2,8,9,15,16 in 28-day cycle. From 2nd cycle dose can be increased to 27 mg/mr	Approximately 4,020	Approved for marketing by the FDA on July 2012. There are no date from phase 3 trials.	Considered more efficacious than Velcade ®. In phase 2 trials there were patients that did not respond to Velcade and responded to Kyprolis. Information is limited as of the date of the report.

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Celgene Corporation	Pomalyst®	Oral Tablets	1-5 mg per day	Unknown – the drug was recently approved	Suppression of bone marrow. Toxicity. thrombosis. digestive disorders.	In phase 2 trials with relapsed patients, 63% response rate. Only 5% complementary response.

	Chemo-therapy	Infusion or tablets			Suppression of the immune system and bone marrow, hair loss, nausea and vomiting, damage to all cells in the body	20%-30% of patients respond, response lasts less than a year

	Bone Marrow Transplant	Intravenous			Extremely aggressive treatment and suitable only for people who are relative healthy (under the age of 65)	Approximately 60%-70% of patients respond to therapy for a period of approx. two-three years

It should be clarified that given the fact that the patients with the disease are treated with a combination of drugs and therapies, as detailed in the table above, they become resistant to the treatment administered to them so that at a certain stage, the treatment combination is no longer beneficial and/or negatively affects (side effects) the patient's condition. As a result, the patient's caregivers tend to change the composition of the treatment and drugs administered to each patient, based on their condition in each stage.

For information about other drugs and therapies that are in competition with the Group's drugs, see item 8.1.2.1 above.

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8.1.8.3	Competition in the Schizophrenia Market

As discussed above, Decision Resources, the research company, estimated the size of the schizophrenia treatment industries in the U.S., France, Germany, Italy, Spain, the UK and Japan in 2011 at approximately US$ 7.4 billion 34.

The schizophrenia treatment market is liable to experience significant changes in the coming years due to the loss of exclusivity on some of the leading drugs as patents expire and generic versions are marketed on the one hand and new drugs currently in different stages of development are approved for commercialization on the other.

Although the schizophrenia treatment market is saturated and despite the loss of exclusivity of patents for a large part of the leading drugs, the need for more efficient antipsychotic medications with fewer or diminished side effects continues to motivate the development of drugs. Moreover, there growing importance is accorded to treating the negative and cognitive symptoms of schizophrenia in view of the enhanced efficiency of existing drugs for treating these symptoms.

Below is data about the sales volumes of several leading schizophrenia drugs based on the financial statements of the selling companies:

In 2012, the worldwide sales of Zyprexa (Olanzapine) by Eli Lilly totaled approximately US$ 1.7 billion (in comparison with $4.6 billion in 2011 – a decline attributed to the loss of exclusivity of the drug in the drug's main market)35. The global sales of Abilify (Aripiprazole) by Bristol Meyers in 2011 totaled approximately US$ 2.8 billion36. The total sales of Seroquel/XR (Quetiapine) by AstraZeneca in 2011 amounted to approximately US$ 5.8 billion. It should be noted that these drugs are not only given to schizophrenics but also to other mental patients. Furthermore, as described above, in the coming years, certain patents granted for some of the leading drugs will expire and new generic drugs will be introduced into the market.

34  http://decisionresources.com/Products-and-Services/Report?r=pcorcg0713

35  http://files.shareholder.com/downloads/LLY/2362248097x0xS59478-13-7/59478/filing.pdf (page 29)

36  http://www.sec.gov/Archives/edgar/data/901832/000119163813000103/azn201301316k.htm

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8.1.8.4	Methods for dealing with the competition

In order to successfully cope with the anticipated competition, the Group must position its drug by emphasizing its advantages over the competition. According to the Group, the anticipated advantages of the Recombinant EPO, once it is approved, is based on the premise of a longer life expectancy of patients who take the drug coupled with improved quality of life without any significant side effects. The Group believes that the fact that the Recombinant EPO's possible efficacy in a combination treatment with or after other currently available therapies will reinforce the drug's position and give the Company a marketing advantage. Later on, if and when the drug is approved for marketing, these advantages are expected to provide the company with a significant preference that, with the right marketing, will guarantee, according to the Group's estimation, an advantage in the Multiple Myeloma therapy market.

The Group also estimates that the expected benefits of the SAM-101 are based on the assumption that in addition to being highly effective in treating schizophrenia, it will also minimize the weight gain tendency, which is a major reason why many schizophrenics abstain from taking medications.

In addition, among the main factors affecting the ability of a new product to penetrate the drug market and its competitiveness are clinical advantages that the product provides and the ability to protect its intellectual property rights. In light of the fact that the Group has licenses for the exclusive use of the patent for the Recombinant EPO to treat patients with Multiple Myeloma and for the SAM-101 to treat schizophrenia, the Group believes that its drugs contains the right properties to withstand expected competition.

Several years will pass until the Group's products reach the market but until they reach this stage, the chances are that one of the giant pharmaceutical companies in the field will try to seek collaboration with the Group in the drugs' development and/or marketing.

The Group's assessments regarding product compatibility and possible penetration into the drug market represent forward-looking information. This information is not definitive and based on the Company's currently available information as of the date of this report. Actual results may be significantly different from the results derived from this information, since there is no certainty regarding results of the clinical trial that the Group will conduct on the drugs.

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8.2	Customers

8.2.1	As of the date of this report, the company has not yet begun marketing and distribution of its products and therefore has no customers.

8.2.2	The potential customers of the Company's products are international or local pharmaceutical companies and/or international and/or local distributors.

8.3	Marketing and Distribution

8.3.1	As of the date of this report, the Company has not yet begun marketing and distributing its products.

8.3.2	The marketing and distribution strategy reviewed by the Company primarily involves strategic partnerships with international or local pharmaceutical companies and/or international and/or local distributors.

8.4	Fixed Assets and Facilities

The Company's offices are located in Herzliya, in accordance with a rental agreement from 4 August 2010. The basic rental period is for 36 months with an option for an additional 24-month period. In addition, the Company has the right to terminate the agreement after 29 months and/or upon introducing an alternative tenant in its place, pursuant to approval of the landlord. Monthly rental costs and management fees in accordance with the agreement, total NIS 16 thousand (US$ 4.2 thousand).

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8.5	Research and Development

Listed below is a table of clinical trials that the Company intends to conduct:

Trial title	Development stage of the trial (*)	Purpose of the clinical trial	Study site	Scheduled number of trial subjects	Number of subjects as of the date of the report	Trial nature and status	Performance timetable	Projected cost (estimate)	Aggregate cost between January – December 2012

Recombinant EPO [30] for treating Multiple Myeloma	2	Primary endpoint: extension of life Secondary endpoint: improved quality of life and improvement in various blood parameters	Not yet decided	About 50	0	Not yet submitted to the authorities and/or Helsinki Committee	The trial is expected to begin in the fourth quarter of 2013	US$ 1-1.5 million	Preliminary Phase 2 study for testing the existence of proteins in the blood of patients, maintenance costs and handling the Company's patent registration process in various countries, regulatory issues
									A total of US$ 90 thousand

SAM-101 for treating schizophrenia [31]	2	Testing various dosages of Minocycline in combination with antipsychotic drugs in schizophrenia patients. No endpoints have been determined yet	Not yet decided	Not yet decided	0	Not yet filed	The Group is in planning stages of the clinical trial which is scheduled to commence in 2014	About US$ 2-2.5 million	The MinoGuard transaction which includes the exclusive right to use the SAM-101 was consummated in November 2011 and therefore no development costs have been accrued (see more details in Note ___ to the Company's consolidated financial statements)

(*)	For extensive information, see item 8.2.3 above. It should be noted that no approval has yet been received for conducting the trial from Phase 2.

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Assuming that the clinical trials detailed above achieve the desired results, the Company faces several business options: (1) conducting a Phase 2b and/or Phase 3 clinical trial; (2) entering into a collaboration agreement with a large pharmaceutical company to continue the drugs' development; or (3) granting a license to a large pharmaceutical company to continue development and commercialization of the drugs. The considerations for choosing among the above options will depend on the Company's financial ability and on the suggestions made by other business partners.

As of the date of this report, the Company and its medical consultants believe that a Phase 3 clinical trial of the EPO drug is expected to last between 3-4 years, with an estimated cost of US$ 10-30 million. This is based, inter alia, on data obtained from the Company's regulatory consultants and on a review of the history of clinical trials in companies in the industry.

As for the SAM-101 drug, it is impossible at this stage to assess the development cost of a Phase 3 clinical trial or any other stage that is more advanced than Phase 2 since the Phase 2 clinical plan and its exact targets have yet to be defined.

The Group's assessments regarding the projected expenses for Phase 2 and primarily Phase 3 clinical trials represent forward-looking information. This information is not definitive and based on the Company's currently available information as of the date of this report. Actual results might be significantly different from the results derived from this information since the expected number of patients for the Phase 3 trial, the duration of the trials and the complexity of the trials are uncertain and depend primarily on variables external to the Company such as: decisions made by the FDA and other health institutions, clinical trial results of other companies in the industry and other regulatory issues. The costs incurred in conducting the trials might therefore significantly change.

8.6	Intangible Assets

8.6.1	On November 30, 2011, the Company entered into an agreement with MinoGuard for acquiring an exclusive license to use MinoGuard's leading drug, SAM-101, which is based on a combination of existing antipsychotic drugs and a known medicinal compound for treating mental illnesses, focusing on schizophrenia. See more details about the license agreement in item 18.1 below.

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8.6.2	In December 2009 [32], the Company, via XTEPO, entered into an agreement with Bio-Gal to acquire the license to use the patented Recombinant EPO in the treatment of advanced stage Multiple Myeloma patients and improve the quality of their lives. For additional information about the license agreement, see item 8.11.4 below.

8.6.3	In August 2005, the Group entered into an agreement to acquire rights and assets from VivoQuest. Pursuant to the agreement, the Group acquired the usage rights to the development of a novel pre-clinical library of compounds for the treatment of Hepatitis C ("DOS"), laboratory equipment and the lease rights to a laboratory used by VivoQuest. In accordance with the agreement, and as of the date of this report, the Group has usage and development rights only concerning which it is obligated to pay up to US$ 34 million on the basis of milestones, of which an amount of US$ 25 million will be paid by the Group subject to regulatory approval and the actual sales of products. It should be noted that, according to the agreement, the Group has been granted the choice of settling the said amounts either in cash or through the allocation of shares.

In 2008, the Company granted a secondary license for use of DOS technology to Presidio Pharmaceuticals Inc. (Hereinafter: "Presidio). On 22 August 2012, Presidio requested to terminate its contractual arrangement with the Company that is valid since 24 August 2012. Following the announcement to terminate said agreement, all DOS technology (including all patents maintained by Presidio) was returned to the company 90 days after the date of said notice, in accordance with the provisions of the agreement. As of the date of the report, the Company plans to review the renewal of activity in the Hepatitis C sector and/or locate strategic partners to continue the development and marketing of drugs to treat Hepatitis C based on DOS technology returned to it from Presidio.

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8.6.4	The Company has an exclusive license of the patents and patent applications of the Recombinant EPO and SAM-101 drugs, as detailed in the table below:

Patent name	Countries in which application was filed	Priority date	Application No.	Patent No.	Status	Expiration date (**)

BIOGAL-001 EP(*)	Europe	30.03.1999	99 91 2039.7	1 067 955	Granted	30.03.2019

BIOGAL-001 CA	Canada	30.03.1999	2,366,674	—	Allowed	30.03.2019

BIOGAL-001 IL2	Israel	30.03.1999	138705	138705	Granted	30.03.2019

BIOGAL-001 JP	Japan	30.03.1999	2000-543153	4456271	Granted	30.03.2019

BIOGAL-001 HK	Hong Kong	30.03.1999	01104635.2	HK1033910	Granted	30.03.2019

BIOGAL-001 US	USA	30.03.1999	09/647,761	6,579,525	Granted	30.03.2019

Valid in Austria, Belgium, France, Germany, the UK, Ireland, Italy, the Netherlands, Spain, Switzerland and Sweden.

(**)	Subject to meeting all the required annual payments.

Patent name	Countries in which application was filed	Priority date	Application No.	Patent No.	Status	Expiration date (*)
Combined therapies of antipsychotic drugs and tetracyclines in the treatment of psychiatric disorders	Canada	18.10.2007	2666796	-	filed	18.10.2027
	Europe	18.10.2007	07827225.9	-	examination	18.10.2027

	India	18.10.2007	3100/DELNP/ 2009	-	filed	18.10.2027

	Israel	18.10.2007	198134	-	examination	18.10.2027

	PCT	29.03.2007	PCT/IL2007/ 000414	-	expired

	1-PCT	18.10.2007	PCT/IL2007/ 001251	-	expired

	USA	18.10.2007	12/446444	-	examination	18.10.2027

	USA	18.10.2007	13/733,130	-	examination	18.10.2027

(*)	Assuming that a patent is registered based on the PCT.

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Patent name	Countries in which application was filed	Priority date	Application No.	Patent No.	Status	Expiration date (*)

PYRAZOLE COMPOUNDS	USA	15.02.2005	11/058852	8329703	granted	25.03.2026

	USA	15.02.2005 15.11.2012	13/678449	-	examination

4-ethynyl pyrazole derivative compounds and methods for treatment of HCV	USA	13.10.2006 20.04.2007 06.06.2007	11/974744	7923004	granted	30.10.2027
3,4-disubstituted coumarin and quinolone compounds	USA	29.03.2005	11/093846	8048889	granted	06.09.2029

4-thio substituted quinoline and naphthyridine compounds	USA	22.08.2007	11/895088	8143276	granted	04.06.2030

BENZO[B]FURAN DIMERS	USA	24.6.2002	10/602341	6855822	granted	24.06.2023

Benzofuran compounds	USA	16.05.2005	11/130660	7994360	granted	04.01.2029

4-Thio Coumarins	USA	14.05.2002	10/437768	6703514	granted	13.05.2023

	USA	14.05.2002 06.01.2004	10/752654	7148253	granted	13.15.2023

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8.7	Human Capital

As of the date of this report, the Group (without InterCure) has three full-time employees/service providers in the administration and finance departments (two of whom are executives) and three service providers/consultants who provide the Company administrative, medical and financial services (one of whom is an executive). For information about the terms of employment of officers, see Regulation 21 in Chapter D of this report. In addition, as of the date of this report, InterCure has four employees and nine service providers in marketing and sales, business development, management, finance and administration. For information about human capital in InterCure, see section 9.14.

8.8	Financing

As of the date of this report, the Company has no loans or any liability with the exception of the current liabilities to suppliers, other service providers, employees and directors.

8.9	Taxes

For information about the taxes to which the Group is subject, see Note 27 of the Financial Statements for 31 December 2012.

On 15 July 2010, the Company signed a pre-ruling arrangement with the income tax authorities regarding the share swap agreement in accordance with Articles 103 and 104 of the Income Tax Ordinance. As a result of the agreement, the Company became subject to various restrictions and some of the Company's aggregate losses for tax purposes were reduced and a sum of NIS 80 million (approximately $22 million) was determined as well as NIS 0.7 million (approximately $0.19 million dollars37)) was calculated, adjusted, as well as losses the company had prior to the share swap, following said depreciation, will not remain offset against any income originating in XTEPO (transferee company) and not in offset against capital gain from sale of XTEPO shares.

It should be noted that the provisions of Articles 103 and 104 of the Income Tax Ordinance that discuss restructuring and mergers impose statutory restrictions and various conditions on entities participating in the restructuring / merger and, inter alia, limit the dilution of holdings both by means of prospectus as well as private placements. The summary of the main restrictions mentioned above does not purport to be a review of the provisions of Articles 103 and 104 of the Income Tax Ordinance and does not replace the need to read said Articles in their entirety.

37  Based on the exchange rate for 30 September 2010 that was NIS 3.665 = US$1.

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As of 31 December 2011, the Company has incurred accumulated business losses for tax purposes of US$ 26 million (approximately NIS 96 million) and accumulated capital loses of US$ 0.19 million (approximately NIS 0.7 million) that are carried forward to future years. For more information, see Note 27c to the Company's financial statements as of 31 December 2012

In addition, the Company's management believes that the utilization of losses for tax purposes of the U.S. subsidiaries, XTL Biopharmaceuticals Inc and XTL Development Inc, as of 31 December 2012, totaling approximately US$ 20 million, is limited and therefore the tax losses might be significantly lowered in accordance with local laws that deal with changes in control in a company following the consummation of the Bio-Gal transaction. As mentioned in the annual financial statements for 2012, the Company does not record deferred taxes in respect of losses for tax purposes since their utilization in the foreseeable future is not certain.

8.10	Limitations arising from legislation, regulations and special constraints on the area of operation

8.10.1	The Helsinki Committee

A prerequisite for the Group's ability to conduct trials is obtaining prior approval from parties certified to approve clinical trials on human subjects in every country in which the Group wishes to conduct the said trial. The trials must comply with the principles in the Helsinki Declaration and must have obtained ethics committee approval in every medical institution in which the trial is being conducted. The doctor and/or the committee of doctors with whom the Group will cooperate will submit the trial protocol to the medical institution's ethics committee. After the discussion during which the committee will determine whether the trial protocol complies with the rules of ethics, and if the protocol is approved, the scheduled trial can begin. Any change in the trial protocol requires an update and a resubmission for ethics committee approval.

Helsinki Committee approval – as previously mentioned, a prerequisite for approval of use of pharmaceutical products by the western health agencies, including the Israeli Ministry of Health, and it allows proof of safety and efficiency of pharmaceutical products through clinical trials. In order to conduct clinical trials in Israel that involve human subjects, permission must be obtained in accordance with the study plan (protocol) ("the permit") from the committee (known as the Helsinki Committee), which operates by the virtue of the Public Health Regulations (Clinical Trials on Human Subjects), 1980 ("the Public Health Regulations").

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The permit is issued subject to submitting the application for approval by a licensed doctor who will be the principal investigator in charge of the trial, to the investigator participating in the clinical trial on human subjects having the skills and experience in their field to conduct the trial and to the trial complying with the conditions below:

(a)	The anticipated advantages for the participant in the trial and for the company justify the risk and discomfort involved in the trial;

(b)	The clinical and scientific information currently available justifies conducting the requested clinical trial;

(c)	The clinical trial is scientifically planned to facilitate a response to the question being studied, and is described in a clear, detailed and precise manner in the trial protocol;

(d)	The risk to the trial participant is minimized due to the use of proper study methods, and use, whenever possible, of procedures that have already been carried out on human beings or on animals. In addition, trial participants will be closely monitored during the trial and in the follow-up;

(e)	Trial participants will be selected based on the inclusion and exclusion criteria in accordance with the trial protocol;

(f)	An informed consent form for the trial is to include all necessary information as described in the procedure;

(g)	The trial protocol includes provisions on protection of participants' privacy and the confidentiality of the collected information;

(h)	The trial protocol includes a mechanism for trial follow-ups;

(i)	Suitable insurance coverage of participants taken out by the trial sponsor;

(j)	The sponsor and the principal investigator are capable of allocating the resources required to properly conduct the trial, including skilled personnel and required equipment;

(k)	The nature of the commercial contractual arrangement with the investigator and with the study site does not prejudice any proper conduct of the trial;

(l)	If all or some of the participants in the trial are potentially subject to undue pressure or influence regarding participation in the trial – appropriate measures will be adopted to prevent or minimize said undue pressure or influence.

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8.10.2	FDA and EMEA Approval

The products the Group intends to develop and market are pharmaceutical products. As such, their manufacturing, sale and marketing are contingent on obtaining a license in every country in which the Group wishes to market the said products. To obtain the said approval, the Group must comply with the licensing requirements, including safety conditions and quality assurance standards required in each of the countries.

The requirements to obtain approval to sell the Group's drugs varies from country to country, as does the time needed for the various authorities to conduct tests in each country to obtain the license and costs involved. The lack of a license in a certain country for the Group's products will prevent their sale and accordingly, might harm the Group's revenues. Main markets the Group is targeting include the United States and the European Union.

The Group intends to complete product development, obtain FDA and EMEA approval for the drugs' marketing and sale. It will be clarified that every approval is separate and independent. Said approval will be required in the future for any modification of the products, which will obtain approval or for expanding their current applications.

Once FDA or EMEA approval has been obtained, the Group will be able to market the products only for the indications listed in the approval. The FDA and EMEA can conduct tests and investigations to ensure the Group's compliance with the legal and licensing requirements. In addition, the Group can work to monitor and keep track of its compliance with the FDA requirements via a quality control system and by significantly reducing the possibility of failure, and even report them in advance, if detected. Non-compliance with the said requirements can lead to sanctions against the Group, including publication of a public warning regarding the product (black box warning), imposition of penalties and civilian compensations, refusal to approve new products for the Company or to remove licensing from the current product.

It should be noted that today, the FDA is considered the most stringent agency and its approval is a significant sign, indicating the receipt of an approval granted by the other regulatory agencies.

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8.11	Significant Agreements

8.11.1	Framework collaboration agreement with Clalit Health Services – Clalit Research Institute Ltd. and Mor Research Applications Ltd.

On March 14, 2012, the Company entered a contractual arrangement in a framework agreement for strategic cooperation with Clalit Health Services – Clalit Research Institute Ltd. (Hereinafter: "The Institute") and Mor Research Applications Ltd. in which the Institute would grant the Company the right to receive content based on data originating in the Institute's database regarding technology originating in the inventions and patents of Clalit Health Service physicians, in projects whose content will be agreed upon between the Company and the Institute and Mor in advance and in writing. In consideration for the aforementioned, the Company will pay the Institute the cost price for its activity within the confines of every project plus 10% royalties calculated from the sum of royalties to which Mor is entitled in accordance with the agreement with the Company for all technologies whose rights were granted to the company, Said agreement can be terminated pursuant to having issues written notice 180 days in advance and subject to all joint active projects between the parties having been concluded. According to the company, access to data in accordance with this agreement will allow the company to review the safety and efficacy data of the technology that it develops and the technology whose development has yet to begin.

8.11.2	Acquisition Agreement MinoGuard

On 24 March 2011, the Company entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process. On 30 November 2011, the Company completed the agreement for obtaining an exclusive global license to MinoGuard's entire technology as follows:

The Company will act conduct clinical trials, develop, register, market, distribute and sell the drugs arising from the developed technology, regardless of a specific disease ("the license").

b)	In return for the license, the Company will pay MinoGuard cumulative fees in connection with meeting certain R&D milestones and with the drug's approval in a total of approximately US$ 2.5 million. In addition to the payment of milestones as above, the Company will pay MinoGuard royalties at a rate of 3.5% of the sales of products deriving from the license and/or 7.5%-20% of the net consideration to the Company in case a sublicense is granted to a third party, depending on the drug's clinical trial phase when such sublicense is granted. It should be noted that the Company has the right, at its sole discretion, to repay the fees detailed herein in cash or by allocating securities to MinoGuard.

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c)	In addition to said fees, if the Company does not commence the Phase 2 clinical trial by 30 June 2013 (whereby, as stated in the agreement, obtaining approval for commencing the clinical trial or continuing the clinical trials that had been or will be conducted by MinoGuard and/or its researchers will be viewed as commencing Phase 2 trial in this context), the Company will pay MinoGuard an annual fee for the license at US$ 45 thousand to be paid on said date and augment (assuming the trial has not been launched) by US$ 90 thousand annually until a maximum of US$ 675 thousand in the eighth year of the license period.

d)	The consideration for the license was determined following negotiations held between the Company and MinoGuard and is expected to be paid out of the Company's own resources and from royalties from sales, to the extent that the development milestones are achieved and/or that the relevant commercialization approvals are obtained.

e)	In the Company's estimate, and based on the Phase 2 clinical trial budget set forth in the agreement, the cost of investing in the technology's development in accordance with the necessary procedures until completing the Phase 2 clinical trial as of the date of this report is estimated at US$ 2.5 million.

f)	It should be noted that the technology transferred to the Company according to the license is patent protected until 2027. It should be noted that if the Company does not commence the Phase 2 clinical trial detailed above within a period of 9.5 years from the date of the agreement, the license will expire.

g)	Furthermore, the technology's development stage has not yet been completed and there is no guarantee that all the different R&D milestones and product approval targets will be met, that all the necessary approvals will be obtained from the relevant authorities or that the drug will achieve the commercialization stage.

For more information regarding the license agreement, see the Company's report from 30 November 2011.

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8.11.3	Term sheet for the acquisition of NiCure Technology

On 2 November 2011, the Company entered into a term sheet by which it will acquire a technology ("NiCure" - "the technology") from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, by obtaining an exclusive license to use the entire technology in return for royalties on sales and milestone payments throughout the clinical development process. The agreement that will be signed by the parties is subject to, among others, the completion of a due diligence study, examination of the regulatory environment for the continued development of the technology and the approval of the Company's board.

The technology mentioned above is based on the local administration of renin-angiotensin inhibitors (a known drug for the treatment of hypertension, "Enalaprilat") and is a novel treatment for the symptoms of cartilage-related diseases (such as Osteoarthritis). The therapy focuses on increasing or replenishing the level of glycoaminoglycans (GAGs) in the synovial fluid and cartilage, thereby relieving or even reversing symptoms of such diseases. Moreover, the same technology can be used to treat skin wrinkles.

According to estimates of the scientists who have invented this technology, the technology may enter Phase 2 clinical trial for the continuance of the clinical development based on this technology, as the drug mentioned above was approved for the treatment of reducing hypertension and is being provided to patients for already 20 years.

For more information regarding the acquisition of the "NiCure" technology, see the Company's report from 3 November 2011. As of the date of this report, the transaction was not closed and the Company is considering this project fit to its business plan.

8.11.4	License Agreement with Bio-Gal

On 31 December 2009, the Group, through XTEPO, entered a contractual arrangement with Bio-Gal in an agreement to receive an exclusive license for a patent (as this term is defined below), that was signed between Bio-Gal and Yeda and Mor Research Applications Ltd. ("Mor") (Yeda and Mor collectively - "the license owners") in 2002 ("the original licensing agreement"), for exclusive use of the registered patent of the license owners for the Recombinant EPO drug in order to develop a new indication that aims to extend the life of patients with Multiple Myeloma as well as improve their quality of life ("the patent"). It should be noted that the assignment of the original licensing agreement to the Company involved obtaining the consent of the license owners, who gave it, and then XTEPO, which was established for the purpose of said agreement, stepped into the shoes of Bio-Gal as license owner in every respect.

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In accordance with the terms of the original licensing agreement, Bio-Gal undertook to manage the study in terms of further development of patents owned by the license owners, including full financing of the study extension, and will own exclusive international licensing rights to development use, marketing, distribution and sale of drugs used to treat multiple myeloma and other types of cancer, as much as the study permits. According to the licensing agreement, Bio-Gal will bear all expenses related to preparation, filing, preserving and protecting every patent that will be registered as a result of the study. The exclusive license given to the company (via XTEPO) as previously stated will remain valid for 15 years from the first commercial sale of the drug by Bio-Gal or until the end of the patent period in the countries where the patent is registered (whichever is later). It should be noted that the patent is a registered patent in the U.S. since 1999 and in Europe, Israel and Hong Kong, Japan and others as well as in Canada, it should be noted that the company obtained approval for all patent registration requests that it requested. The patent validity is expected to expire in countries in which it is registered in 2019. It is important to note, though, that the Company's EPO drug received an Orphan Drug status in May 2011.

In return for said assignment of license and in accordance with the amendments made to the original licensing agreement (the last of which was made in April 2008), the Group will pay Yeda:

1)	Annual licensing fee of one percent (1%) of net sales of the EPO drug by the Group and/or its subcontractors (who might operate under a sub license).

2)	A one-time payment if one of the following are met (see also subsection 3 below that updates the terms of this item): (1) sale of 50% or more of XTEPO shares to a third party; (2) merger between XTEPO and a third party; (3) sale or transfer of XTEPO's strategic assets ("the exercise") totaling US$ 250,000 or 2.5% of XTEPO's gross gains from the exercise (whichever is lower).

3)	Despite the aforementioned, the parties to the agreement decided that the said payments will be deferred to the date of successful completion of Phase 2 of the clinical trial for which the Group will pay Yeda a one-time sum of US$ 350,000, whichever of the following comes earlier:

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(a)	Capital raising of at least US$ 2 million by the Company or by XTEPO following successful completion of Phase 2 clinical trial.

(b)	Six months from the date of successful completion of Phase 2 clinical trial.

On 3 August 2011, the Bio-Gal transaction was consummated after all the prerequisites had been met, including obtaining a ruling from the tax authorities regarding the tax exemption of the share swap agreement pursuant to Articles 103 and 104 to the Income Tax Ordinance.

8.11.5	Sublicense agreement with Presidio

On 19 March 2008, the Group entered into a contractual arrangement for granting a sublicense of the DOS technology to Presidio, a company incorporated in Delaware that specializes in drug development and marketing ("the agreement"). On 4 August 2008, the Group signed an amendment to the agreement ("the amendment") in which Presidio assumes responsibility for all development, commercialization and patent cost responsibilities, including all resulting costs, regarding the DOS technology, in exchange for an initial payment of US$ 5.94 million and a future payment of up to US$ 59 million based on milestones such as submitting an application for registration of an investigational new drug ("IND") with the FDA, submitting an application for commercialization and marketing of the drug with the FDA or any parallel authority and payment of royalties of between 1% - 10%, based on Presidio's revenues. In addition, the Group is entitled to receive a varying percentage of receipts paid to Presidio if the latter grants a DOS sublicense to a third party.

On 22 August 2012, Presidio requested to terminate its contractual arrangement with the Company that is valid since 24 August 2012. Following the announcement to terminate said agreement, all DOS technology (including all patents maintained by Presidio) was returned to the company 90 days after the date of said notice, in accordance with the provisions of the agreement. As of the date of the report, the Company plans to review the renewal of activity in the Hepatitis C sector and/or locate strategic partners to continue the development and marketing of drugs to treat Hepatitis C based on DOS technology returned to it from Presidio.

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8.12	Legal Proceedings

As of the date of this report, the Group is not facing and is not conducting any legal proceedings of any kind.

8.13	Targets and Business Strategy

The Group intends to develop its drugs by conducting clinical trials, including Phase 2 clinical trials, while creating value for the Group and for the drugs that it owns: the Recombinant EPO drug used to treat patients with Multiple Myeloma and the SAM-101 drug for treating patients with mental disorders, particularly schizophrenia. The Company is planning to examine other technologies for their incorporation in the Company's activities.

In addition, the Company plans to explore additional technology to incorporate them in company activity.

Listed below is a table summarizing the Company's strategy expected targets for 2013-2015:

	Current status	2013	2014	2015

Recombinant EPO	Design and research towards a clinical study	Obtaining approval for clinical trial	Clinical trial	Clinical trial

SAM-101	design and regularory review towards a clinical study	Study and clinical trial planning	Obtaining approval for clinical trial	Clinical trial

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The Company's management and its regulatory advisors estimate that obtaining an approval for initiating the Recombinant EPO clinical trial is expected to be received by the end of 2013 and continue for a period of two-and-a-half years 38.

Completion of planning for the trial and obtaining approvals for the start of the trial with the SAM-101 drug are planned for 2014.

It should be noted that in addition to the aforementioned, the Group is striving to identify, examine and acquire additional technologies including, inter alia, the development of a new indication for drugs that have been approved for marketing for the treatment of relatively rare and currently incurable diseases. In addition, the Group plans on developing collaborations with large pharmaceutical companies to market its drugs and other collaborations to develop its clinical abilities, inter alia, through s scientific advisory committee that will be set up, to create collaborations with major research institutions and retain its position in the capital markets.

Below is a list of advisory scientific committee members set up by the company:

Name of committee member	education	Professional experience	Type of compensation given for service	Economic value of compensation
Dr. William J Kennedy	1975 Ph.D Degree in Pharmacology, Department of Pharmacology, Schools of Medicine and Dentistry, SUNY, Buffalo, NY 1969 MA Degree in Biology, Department of Biology, Clark University, Worcester, MA 1966 BS Degree in Biology, Siena College, Loudonville, NY	1999 to present Consultant to the Pharmaceutical Industry, specializing in Regulatory Affairs 1986 to 1999 Vice President, Drug Regulatory Affairs, Zeneca Pharmaceuticals Group, Wilmington, DE 1982 to 1986 Director, Drug Regulatory Affairs, G. D. Searle & Co., Skokie, IL	120,000 options granted on June 2011. For additional details see Note 20 (a) (6) for the consolidated financial statements. Also, in June 2012, Dr. Kennedy received a one-time-bonus of $12,000.	$19,000

38  The estimated trial period is a Company projection based on the patient enrollment rate in other companies conducting clinical trials on Multiple Myeloma treatments in compliance with FDA standards.

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The Group's assessments regarding its targets and business strategy represent forward-looking information. This information is uncertain and based on the Company's currently available information as of the date of this report. Actual results might be significantly different than the estimates derived from this information, since the clinical development of drugs is essentially a process that contains numerous uncertainties and as such, inter alia, there is no certainty that the timetable for development and obtaining initial clinical results from the drugs will come to fruition in the way expected by the Group's management.

8.14	Expected Developments in the Coming Year

The Company intends to act in the course of the coming year to obtain FDA approvals for initiating the Phase 2 clinical trial on the Recombinant EPO drug. The collected date acquired in a protein study, will be integrated, as required, in the clinical trial protocol, with the aim of proving the advantages of the Recombinant EPO in the treatment of patients with Multiple Myeloma. The Company also intends to investigate data and plan the clinical trial of the SAM-101 drug.

As stated in Article 8.13 above, the Company is planning to explore other technologies in the course of its business in order to integrate them in the Company and expand the variety of its technological solutions.

For information about the clinical trials that the Company intends on conducting, see item 8.5 above. Without derogating from the generality of the aforementioned, the Company does not rule out any possibility of filing applications to obtain grants from the Chief Scientist in accordance with the Israeli Law for the Encouragement of Industrial Research and Development, 1984, as will be determined by the Company's board of directors pursuant to the recommendations of the Company's management.

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The Group's estimates regarding the developments in the ensuing year, including projected expenses, represent forward-looking information. This information is uncertain and based on the Company's currently available information as of the date of this report. Actual results might be significantly different from the results derived from this information, since there is no guarantee regarding the future and the results of clinical trials that the Group is planning to conduct.

8.15	Events after the balance sheet date

For information about events that occurred in the company after the balance sheet date, see Article 4.1 of the Board of Directors report.

8.16	Discussion of Risk Factors

Listed below is information about the risk factors that might have crucial effect on the Group's operations and business results.

8.16.1	Industry Risks

8.16.1.1	Exposure to effects of regulation

The Group, like any business involved in the medical field, is subject to approvals, licenses and regulation on the part of government and international organizations related to environmental quality, toxins, medicine, etc. If any amendments are made in the provisions of the law that are related to the Group's activities, this might result in heavy expenses to the Company and even discontinuation of the development of its drugs.

8.16.1.2	Dependency on external financing

The Group, like any business in the biotechnology industry, depends on external financing since it essentially does not have all of the revenues whereas development expenses incurred in development of its drugs are high. At a certain stage, the Group's financing sources will run out and the Group will not be able to continue financing the drug development activity as previously mentioned. See Note 1b of the Company's financial statements.

8.16.1.3	Dependency on professional, skilled personnel

As a biotechnology company, the Group is required to employ skilled personnel who can perform the tasks with consummate professionalism and skill in order to achieve maximum results with maximum supervision.

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8.16.1.4	Dependency on trial volunteers

As an organization in the clinical biotechnology industry that performs trials, the Group requires healthy and sick volunteers to carry out its trials. A frequent difficulty when conducting clinical trials involves the enrollment of volunteer patients due to fierce competition over these patients (particularly when patients are in the advanced stages of their disease) and occasionally due to patients' use of other drugs – which may disqualify them from participating in the trials.

8.16.1.5	Exposure to lawsuits

In light of the Group's operations in the clinical trials industry, it is exposed to legal proceedings related to potential adverse events of its drugs. Adverse events of drugs are a known phenomenon, particularly during the development stages. The Group cannot guarantee that no adverse event will be discovered in relation to its drugs, thus creating the possibility that such discovery is to render the Group vulnerable to various lawsuits.

8.16.1.6	Competition

The Group is exposed to the possibility that competing companies will develop a similar drug to the one developed by it – for additional information about the competition and the products competing with the Group's products, see item 8.2.7 above.

In addition, it should be noted that the Recombinant EPO related patent is scheduled to expire in 2019 and the drug will become generic. Despite the aforementioned, in May 2011, the Company's EPO drug obtained an Orphan Drug status from the FDA, which allows the manufacturer, among others, regulatory exclusivity in marketing the drug for a period of seven years in the U.S. from the date of receiving the marketing approval (see details in item 2.1 above).

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It should further be noted that the patent for using Erythropoietin to treat anemia will shortly expire and there is a risk that in certain countries, the Recombinant EPO will be given in off-label-use. The Group, however, believes that this risk is limited since the Recombinant EPO is a drug that includes the Black Box warning that may deter doctors from prescribing it for off-label-use, and subsequently, from taking the drug not according to its indications.

8.16.2	Risks that are unique to the group

8.16.2.1	Development Failure

As a company operating in the biotechnology industry, the Group essentially relies on the future potential embodied in the development of its drugs since as of the date of this report, the Company has no income. If the Group's expectations regarding the development of its drugs fail to be realized into products with marketing feasibility, the continued existence of the Group as an independent organization will be in doubt. Since the field in question is drug development, there is no certainty that the Group's drug trials will succeed. As previously mentioned, if these trials fail, the Group's entire existence will be in question. It should be emphasized that any clinical study contains numerous elements of uncertainty and the possibility that the Group will fail in its attempt to prove and demonstrate the efficiency and safety of its drugs or if those drugs turn out to be less efficient than expected cannot be ruled out. In addition, the possibility of the development of other drugs by the competitors that will compete with the Group's drugs and capture a significant share of its market share cannot be ruled out as well.

8.16.2.2	Relative dependency on key figure

The Group is moderately dependent on Prof. Moshe Mittelman who serves as the Company's medical director 35 and who developed the indication of the Recombinant EPO on which his study is based. If for some reason Prof. Mittelman fails to support scientific / clinical aspects and/or if he no longer serves in his position, then the Group will suffer some damage. If Prof. Mittelman discontinues his work with the Group, some time may pass until the Group finds a replacement for Prof. Mittelman. It should be emphasized that regarding any aspect related to performance or continued performance of the clinical trials on the Recombinant EPO, the Group believes that Prof. Mittelman's leaving will not cause a significant delay in the Group's clinical activities as specified above.

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8.16.2.3	Intellectual property protection

The Group, being a company in the biotechnology industry, largely relies on the possibility of protecting and preserving its intellectual property. Infringement of its intellectual property rights through violation of the patents given to the company can seriously harm the Group's operations. Without protection of the Group's intellectual property, there is nothing stopping any other party from using the Group's developments without having had to incur heavy development expenses. In addition, protecting the patent given to the Group might not withstand legal proceeding that will validate the claims included in it.

8.16.2.4	Marketing and Sales

The Group lacks any manufacturing, marketing and sales facilities. If its drugs do reach the stage at which the Group can commercialize the drugs, it will need to collaborate with another organization or try to create manufacturing, marketing and sales systems to realize the drugs' inherent marketing potential. Below is a table of risk factors that might affect the Group's operations and business results as well as the Group's assessment with regard to the degree to which these risk factors might affect the Group's operations in general:

Type of risk	Brief description	Degree of impact on the Group's operations
		High	Moderate	Low

Industry risks	Compliance with laws and regulations	√

	Dependency on external financing	√

	Dependency on professional, skilled personnel		√

	Dependency on locating trial participants	√

	Adverse events are liable to occur during use of the drugs and definitely during use of the drugs in development– which can lead to lawsuits		√

	Development of rival drugs	√

	Patent expiration in 2019 and failure to obtain Orphan Drug approval in Europe and in Japan	√

Risks unique to the Group	Numerous elements of uncertainty – unsatisfactory results, delay or failure of the Group's drugs – no guarantee of trial success or lack of adverse events	√

	Dependency on a key figure – Prof. Moshe Mittelman who serves as the Company's medical director			√

	Due to the strong dependency on patents and protection of intellectual property, there is a possibility of infringement of existing patents		√

	In the future, when the Group's drugs move ahead to the manufacturing stage, the Group will be dependent on manufacturers since it is unable to mass produce the drugs		√

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9.	The segment of medical devices

Please note that the Group's activities in the segment of medical devices as elaborated below are performed by InterCure which, as discussed above, is an Israeli public (in the Tel Aviv stock exchange) consolidated subsidiary of the Company.

9.1	General information on the segment of medical devices

Below is a detailed description of the Group's business activities performed by InterCure in the segment of medical devices, including trends, events and developments in the Group's macroeconomic environment which have or are expected to have a material impact on the Group's business:

9.1.1	The structure of InterCure's area of activity and changes therein

InterCure's main field of activity since its establishment is the research and development of technologies and devices for the non-medicinal non-invasive treatment of chronic diseases, including hypertension, congestive cardiac failure, insomnia and stress. Below is a description of the hypertension market and the need for an effective non-medicinal therapy.

9.1.1.1	Hypertension as defined today is blood pressure which is over 140 mmHg (systolic) and/or 90 mmHg (diastolic) and represents one of the most serious risks of stroke, heart diseases, renal failure and death [48]. Hypertension, also known as the "silent killer", is one of the most common diseases in the population in general and specifically in the adult population. In the U.S., about 76 million people over the age of 20 [49] have been diagnosed with high blood pressure and more than one billion in the entire world [50]. It is estimated that in 2025, their number will reach 1.5 billion [51]. In Israel, for example, about one million have hypertension, which are about 20% of the adult population [52].

9.1.1.2	The table below demonstrates how the percentage of people diagnosed with hypertension in the U.S. rises with age in both women and men [49]:

Age	Men	Women
20-34	11%	6.8%
35-44	25%	19%
45-54	37%	35%
55-64	54%	53.3%
65-74	64%	69%
75+	66.7%	78.5%

[48]	The JNC 7 Report. Prevention, Detection, Evaluation, and treatment of High Blood Pressure, JAMA. 2003;289:2560-2572.
[49]	Www.americanheart.org/downloadable/heart/1265665152970DS-3241%20, HeartStrokeUpdate_2010 American Heart Association: High Blood Pressure. Statistical Fact Sheet, 2012 update.http://www.heart.org/idc/groups/heart-public/@wcm/@sop/@smd/documents/downloadable/ucm_319587.pdf.
[50]	Kearney PM et al, Global Burden of Hypertension: analysis of worldwide data, Lancet Jan 2005, 15-21;365(9455):217-23.
[51]	Global burden of hypertension may reach 1.5 billion by 2025
http://www.theheart.org/article/380077.do, 2005
[52]	See the Israeli Society of Hypertension website at: http://www.ish.org.il/kidney0309.asp

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9.1.1.3          Balancing high blood pressure significantly reduces the risks of morbidity and mortality. For example, lowering systolic blood pressure by 14 mmHg over a period of five years reduces the risk of a stroke (by about 37%), cardiac failure (by about 55%) and heart attack (by about 27%) 53. Recently, a positive and continuous correlation has been detected between blood pressure in excess of 120/80 mmHg and increased morbidity and mortality. For instance, a person with blood pressure of 135/85 mmHg is twice more likely to become sick or die from a cardiovascular event than a person with blood pressure of 115/80 mmHg. Accordingly, in 2003, the US Department of Health changed the normal-high threshold to 120-139 mmHg (systolic) or 80-89 mmHg (diastolic), which added some 59 million people in the U.S. to the diagnosis of pre-hypertension. This might increase the device's potential customers. In fact, the number of people diagnosed with pre-hypertension is identical to the number of people diagnosed with hypertension and the majority of people in the first group will later suffer from hypertension. The change in the definitions literally multiplies the potential target audience.

9.1.1.4	The overall annual cost of treating hypertension in InterCure's main market in the U.S. is estimated at approximately US$ 56 billion [54], of which US$ 36 billion expensed on various hypertension medications [55]. The average annual individual cost is US$ 1,131 [56]. Even before the definitions of hypertension were changed, the disease and its complications in the U.S. led to more doctor visits than any other disease. Moreover, hypertension is on average the most expensive disease for the American patients themselves who pay an average of US$ 550 a year on medications (not including additional prescriptions covered by the insurance companies) [57].

9.1.1.5	As discussed above, the orthodox solutions for non-medicinal treatment of hypertension are changing one's lifestyle such as getting involved in physical activity, losing excess weight, reducing the consumption of salt and limiting the consumption of alcohol. If these measures are insufficient, the GP will generally recommend medication. Oftentimes, one drug is not enough and the patient is required to take more than one drug. The use of each of the existing hypertension drugs has side effects such as fatigue, depression, impotence, coughing, dizziness etc. Moreover, for an extremely large number of patients, the drugs are highly ineffective in stabilizing the patient's condition although about half of the patients in the U.S. who have been prescribed medications are treated with more than one drug simultaneously [58]. In addition, some of the patients are not interested in taking medications at all and more than 50% of the patients discontinue the use of the drugs in less than a year [59], generally due to the side effects, which exposes them to the risks of hypertension.

[53]	SHEP Cooperative Research Group, Arch Intern Med. 1998; 158:741-751.
[54]	Balu S, Thomas J 3rd. Incremental expenditure of treating hypertension in the United States. Am J Hypertens. 2006 Aug; 19(8):810-6.
[55]	The World Hypertension Market 2007-2023. Reportlinker.com.
[56]	Rui T. Economic Cost of Hypertension, 2011. Power Point Presentation.
[57]	W.J Cohn, N.A Krause; Spending and Service Use among People With the Fifteen Most Costly Medica l Condition, 1997. Gu Q, et.Gu Q, et. al, Trends in Antihypertensive Medication Use and Blood Pressure Control.
[58]	Among United States Adults with Hypertension, Circulation. 2012; 126: 2105-2114.
[59]	Osterberg L, Blaschke T. Drug therapy: Adherence to medication. N Engl J Med. 2005;353:487-497.

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9.1.1.6	Despite the apparent benefits of treating the disease and the enormous investments in increasing awareness and in medications in the U.S., less than 25% of hypertension patients (including undiagnosed patients and/or non-medicated patients) manage to stabilize their blood pressure to below 140990 mmHg. About 45 million Americans who are aware of their condition are not properly stabilized or are stabilized but suffer from side effects and need a supplementary solution as described in the sketch in paragraph 9.1.1.7 below.

9.1.1.7	To the best of the Group's knowledge, through InterCure, the device's potential target audience can be categorized into several groups as follows:

a)	Subjects who form part of the pre-hypertension group for which developing hypertension is a matter of time. These subjects can prevent/defer the development of hypertension by changing their lifestyles, using methods of relaxation (such as the RESPeRATE) and it has been reported that medication can significantly defer the onset of hypertension.

b)	Subjects with borderline hypertension - many times, in these subjects both the caregiver and the patient are skeptical about introducing medication. This group has the potential of benefiting from relaxation therapy.

c)	The group of patients with hypertension who receive medication - relaxation therapy and the RESPeRATE are likely to improve their blood pressure balance and minimize the number/dosage of drugs they take.

d)	All patient groups who suffer from stress can benefit from the RESPeRATE, including people with hypertension, diabetes, heart failure etc.

In the UK, Germany, Italy and Canada, things are even worse - less than 10% of people with hypertension are stabilized 60. In the UK, where the device was recently added to the British NHS Drug Tariff, the condition of eight out of ten patients diagnosed with hypertension is not stabilized.

[60]	K Wolf-Maier, Hypertension Treatment and Control in Five European Countries, Canada, and the United States. Hypertension. 2004;43:10

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In view of the size of the hypertension market and in the absence of an adequate solution (as of the date of this report), as specified above, InterCure has developed the RESPeRATE for non-medicinal non-invasive treatment of hypertension.

The information presented above is based on various publications, including medical publications, which include data from the American Heart Organization, the National Center for Health Statistics and the Center for Disease Control and Prevention. InterCure estimates that the information and data herein are reliable and there is no linkage between InterCure and the entities which issued said publications.

9.1.2	Limitations, legislation, regulations and special requirements applicable to the area of activity

The sale and marketing of InterCure's products worldwide are subject to various regulatory approvals and to InterCure's compliance with international standards of the FDA and the CE Mark as well as other international standards in various countries around the world aimed at assuring the quality and safety of the products.

In addition, InterCure's publications are supervised by statutory entities in charge of securing truth in advertising (such as the FTC) and non-profit consumer protection organizations whose requirements are not legally enforceable.

See more details of limitations and legislation applicable to InterCure in paragraph 9.20 below.

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9.1.3	Changes in the scope of activities and the profits there from

9.1.3.1	As mentioned above, InterCure develops and markets unique technologies and devices for the non-medicinal and non-invasive treatment of chronic illnesses such as hypertension, cardiac failure, insomnia and stress. The hypertension market involves considerable monetary expenses which are required in order to develop new products, particularly new drugs. Due to the size of this market and the absence of an adequate solution for hypertension (including the risk of side effects inherent in the existing drugs), from time to time, efforts are made to launch new products (and mainly new drugs).

9.1.3.2	Based on global aging trends in the industrialized world, the fact that the percentage of people diagnosed with hypertension rises with age and the enhanced awareness of both physicians and the public for the need for alternative treatment of hypertension, InterCure estimates that the hypertension treatment market is expected to grow.

InterCure estimates that the growth in this market will affect the rate of increase in its revenues in the coming years, although it also estimates that the main growth in revenues is based on increased market penetration due to expansion of marketing activities and increased awareness to its products by both physicians and patients.

In view of the financial crisis in the markets and the recession experienced in the U.S. and British economies, there has been a considerable slowdown in consumer spending and consequently there has been a decline in the efficiency of advertising channels which InterCure uses. These changes have had adverse effects on InterCure's business results since its sales are directly affected by the scope and efficiency of advertising. Concurrently, InterCure has significantly reduced the advertising scope in recent years in order to focus on advertising channels with a more positive contribution to profits.

InterCure's assessments of the growth in the scope of activity in the industrialized world in InterCure's area of activity, as discussed in this paragraph, represent forward-looking information, as defined in the Israeli Securities Law. The actual impact may be materially different from the impact forecasted herein as a result of different factors, the principal of which being that the hypertension market will not experience the expected growth and/or that there will be changes in the demand for medical devices and/or hypertension solutions and/or that there will be changes in product prices and/or technological changes and/or that competing products will enter the market, all of which might modify the assessments presented above, or the realization of any of the risk factors described in paragraph 9.26 below.

9.1.4	The rate of operating income in the area of activity

As of the date of this report, to the best of InterCure's knowledge, there is no product that directly competes with its products and therefore, InterCure cannot assess the rate of operating income in its area of activity.

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In the third quarter of 2010, InterCure learned that the British chain Lloyds Pharmacy ("Lloyds") which had distributed InterCure's device in the past, co-developed with Harvard medical Devices Ltd. ("the manufacturing company") and began advertising a competing device for the non-medicinal treatment of hypertension for a cheaper price than the device developed by InterCure ("the competing device"). Following an examination by InterCure's advisors, the competing device does not interactively guide respiration during use (a patented method developed by InterCure with proven efficiency in lowering blood pressure).

According to InterCure and the information it has, the above product does not comply with clinical and regulatory standards (did not go through clinical trials for its approval) and therefore is not comparable to InterCure's product in related aspects to profitability in its field of operation.

In 2012, InterCure incurred operating losses totaling US$582 thousand. InterCure estimates that adding the device to the British NHS Drug Tariff will have a positive effect on its profits in the medium and long term assuming that it will be able to invest the necessary resources for increasing physicians' awareness. In the near term, the rate of InterCure's operating income is mainly affected by its ability to preserve and increase the investment in advertising, mostly online advertising which yields a positive contribution to InterCure's overall profits and by the mix of its distribution channels which are also affected by the scope of advertising.

At this stage, InterCure does not foresee any deterioration in the rate of operating income due to competition. For the description of a competing product, see paragraph 9.8 below.

InterCure's assessments of the possible changes in its profits due to competition and/or distribution channels and the possible need to find other marketing and distribution channels due to possible decline in profits, represent forward-looking information, as defined in the Israeli Securities Law. The actual impact may be materially different from that forecasted herein as a result of different factors, the principal of which being that the changes in said factors do not occur as anticipated by the Group and/or that there will not be a need to use other marketing and distribution channels and/or that such changes will occur but they will have no effect on InterCure's business, or the realization of any of the risk factors described in paragraph 9.26 below.

9.1.5	Developments in the markets of the field of activity and changes in customer attributes

The relevant markets for the Group's operations through InterCure have grown in the last decade, as InterCure estimates, as a result of several factors, including population aging and increased physicians' and public awareness to the link between hypertension and cardiovascular diseases. The increased awareness is also a result of scientific publications that link obesity with hypertension and hypertension and other diseases and mortality.

In the past year, the U.S. preventive medicine budget has increased significantly. In 2012, the IOM recommended increasing Government health and preventive medicine funding by US$ 12 billion a year, twice the budget for 2009. A new fund has been established for investing in preventive medicine activities with investments to be gradually increased from US$ 500 million in 2010 to US$ 2 billion a year by 2015. The fund has already invested US$ 1.25 billion in preventive medicine and public health projects. Combined with federal, state and local budgets and programs, in excess of US$ 385 million (31%) has been invested out of the 2010-2011 budget in preventive medicine activities consisting of holding blood pressure tests, preventing the use of tobacco and encouraging a healthy lifestyle. Almost US$ 480 million (38%) has been invested in developing infrastructures and manpower for various needs such as public health training centers 61.

[61]	The prevention and Public Health Fund; American Public Health Association, June 2012. http://www.apha.org/NR/rdonlyres/8FA13774-AA47-43F2-838B-1B0757D111C6/0/APHA_PrevFundBrief_June2012.pdf.

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The "Million Hearts" initiative is a private-public national initiative for preventing a million heart attacks over a period of five years - 2012-2017 by minimizing the number of people who need care and improving the quality of care for those who need it, including patients suffering of hypertension. In order to achieve this overall goal, the initiative is promoting medicinal treatment and supporting a network of records to keep track of blood pressure and cholesterol. In 2013, the initiative's budget is US$ 5 million 62.

In the UK, the preventive medicine budget for 2006-7 was £ 3.7 billion (not including preventive medicine related drugs) 63.

9.1.6	Technological changes that have a material effect on the area of activity

The future development of new competing technologies and/or new medications for treating hypertension might have an adverse effect on the demand for InterCure's products.

9.1.7	The critical success factors in the field of activity and changes therein

The critical success factors underlying InterCure's activities are as follows:

9.1.7.1	Increasing awareness to InterCure's non-medicinal non-invasive therapy and its benefits so that it is perceived among the target consumers as standard care for hypertension as well as in the other markets which InterCure intends to enter.

9.1.7.2	Continuing to establish awareness and support for the therapy and device in the medical community until it is included in the standard therapy protocol for hypertension.

9.1.7.3	Establishing and expanding the medical distribution channels concurrently with the continued development of effective direct advertising channels.

9.1.7.4	Maintaining technological and product innovation that will distinguish InterCure's products from other therapies for hypertension and/or stress, insomnia and distinguish any other product developed by InterCure from future competing products.

9.1.7.5	Developing other products based on InterCure's technologies.

[62]	Fiscal Year 2013, Budget in Brief, Strengthening Health and Opportunity for All Americans, US Department of Health and Human Services. http://www.hhs.gov/budget/budget-brief-fy2013.pdf.
[63]	Public health and prevention expenditure in England. Health England report, 2009.

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9.1.7.6	Unlike for certain areas of the medical device industry, compensation of policyholders by insurance companies is not a critical success factor since it has been proven that consumers are willing to pay for the device out of their own pocket. However, clearly any insurance compensation, if received, will significantly contribute to expanding the demand for the device, particularly in view of the enduring economic crisis.

9.1.8	Changes in the system of suppliers and raw materials in the field of activity

InterCure does not predict any material changes in the system of suppliers and raw materials underlying its operations.

9.1.9	Main barriers to entry in the field of activity

The main barriers to entry in InterCure's field of activity are as follows:

9.1.9.1	Patents - regarding InterCure's patents, see paragraph 9.13 below.

9.1.9.2	Technological exclusivity - since the hypertension market is very large and plays host to numerous multinational pharmaceutical companies, any new entity interested in entering and operating in the market will need, among others, a proven technological advantage that separates it from competitors.

9.1.9.3	Recognition among in the medical community - the need to achieve recognition and support in the medical community requires conducting clinical trials that build product confidence and recognition. Conducting and publishing clinical trials are time and resource consuming and require the development of knowhow and a human infrastructure for managing an intricate clinical, regulatory and marketing array.

9.1.9.4	The need for regulatory approvals - InterCure must obtain regulatory approvals for marketing therapeutic devices in its main markets of operation, such as for a device that purports to lower blood pressure. Accordingly, any potential rival will need to obtain the approval of the relevant regulator for the commercialization of any product (such as the FDA in the U.S. and the CE Mark in Europe), a process which requires performing clinical trials and investing efforts, resources and time.

In this context it should be noted that as explained in paragraph 9.20 below, there are certain types of regulatory approvals which may be obtained by demonstrating that a product operates similarly to another product that has already received regulatory approval for marketing. However, although InterCure had received FDA approval under the 510K track which consists of conducting clinical trials [64], it is not enough for a potential competitor to demonstrate that its product is similar to InterCure's product in order to obtain approval for marketing its product unless it proves through clinical trials that the new product is efficient and safe.

[64]	See details of an application filed under this track in paragraph 9.20 below.

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Another critical barrier to entry in the area of activity in the U.S. and the UK is the need to comply with requirements of non-profit and non-statutory organizations, as explained in paragraph 9.20 below. To the best of InterCure's knowledge, as of the date of the report, InterCure is complying with the requirements of these organizations.

9.1.9.5	Branding - in the medical field in general and specifically in the home healthcare medical device market, branding represents another barrier to entry. An important parameter in deciding whether to acquire a therapeutic device is consumer confidence that the product is efficient and safe.

9.1.9.6	Setting up a marketing and advertising system - setting up a marketing, advertising and sale system that is adapted to introducing a home healthcare medical device requires extensive resources, expertise and quite some time for effectively increasing activity.

9.1.9.7	Insurance/medical compensation code - the grant of a compensation code by an insurer or healthcare authority that offer participation in the cost of purchase of the product may significantly facilitate the entry into the market by both legitimizing the effectiveness of the product or service and reducing the cost of purchase for the end user.

9.1.10	Barriers to exit in the area of activity

InterCure estimates that there are no material barriers to exit in its area of activity.

9.1.11	Substitutes to the products in the area of activity and changes therein

The standard care for hypertension includes recommended changes in lifestyle, behavioral changes and medications. As of the date of this report and to the best of InterCure's knowledge, there is no existing medical device for treating hypertension approved by the FDA except for InterCure's device. See details of competing products in paragraph 9.8 below.

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9.1.12	The structure of the competition in the area of activity and changes therein

To the best of InterCure's knowledge, there is no other medical device in the market except the one developed by it which offers non-medicinal non-invasive care for hypertension that has been clinically tested and approved by the FDA under the 510K track. See more details of competing products in paragraph 9.8 below.

9.2	Products and services

9.2.1	The principal products and services - introduction

Below are details of InterCure's products:

9.2.1.1	RESPeRATE - the basic version of the device.

9.2.1.2	RESPeRATE Duo - a basic version of the device which enables two users to record their progress data in separate computer memory functions.

9.2.1.3	RESPeRATE Ultra [65] - a version of the device which guides new users on how to effectively use the device, offering a smaller device and larger user screen.

9.2.1.4	RESPeRATE Ultra Duo [65] - a version of the device which enables two users to record their progress data on the RESPeRATE Ultra model in separate computer memory functions.

9.2.1.5	RESPeRATE Ultra Deluxe - a version of the device with a screen light that makes it easy to read the screen in the dark (designed for the bedroom).

9.2.1.6	RESPeRATE Rx - a version of the device that is sold through a doctor's prescription in the UK.

9.2.1.7	Device accessories such as a carry case and speakers.

9.2.1.8	Extended warranty for the devices which provides a 36-month warranty instead of the initial 12-month warranty worldwide, excluding Europe where the initial warranty period is legally set at 24 months.

9.2.1.9	Support and personal training program in the U.S. available via email and phone for a fee which improves the effectiveness of InterCure's products and ongoing support for customers.

[65]	Consecutive instructions that guide the user through a controlled breathing pattern but based on the user's own breathing pattern and consecutively monitored by a breathing sensor in order to allow users to relax their breathing (to less than 10 breaths a minute) in an effortless manner and by relatively extending the duration of exhaling compared to inhaling.

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InterCure also offers its customers occasional supplementary aides (from which the revenues are immaterial as of the date of this report) such as blood pressure monitors and books in the subject of hypertension which it purchases from third parties as well as online added value services to the community of users and to anyone interested in non-medicinal therapy for hypertension (a users' forum, eNewsletters etc.). At this stage, InterCure does not charge for these online services.

InterCure also provides technical support services for its customers, including through call centers in the U.S., the UK and Israel. These services are given free of charge and are also offered to non-customers and prospective customers.

9.2.2	The principal product - technical and physical description

9.2.2.1	As stated above, the RESPeRATE (and its various versions) developed and marketed by InterCure uses a unique and patented interactive breathing technology [65] to reduce sympathetic nerve traffic, reduce peripheral resistance [66] and lower blood pressure in the home environment without using a guide. The use of the device for 15 minutes a day several times a week will significantly lower blood pressure throughout the day beyond the effects achieved through the use of medications and/or dietary changes and/or physical activity. See more details in paragraph 9.2.3 below.

[66]	Relaxing the small blood vessels reduces their resistance to blood flow and consequently the heart's need to develop high blood pressure to assure regular blood supply.

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9.2.2.2	As described in the above sketch, the device is made of three major parts: a respiration sensor placed on a flexible belt, a battery-operated portable computerized unit and earplugs. The user puts on the sensor belt around the chest or diaphragm, puts on the earplugs and turns the machine on. The machine picks up the breathing signal, analyzes breathing patterns - the breathing rate and the duration of inhalation and exhalation. Based on these features, using a synthesizer, the machine composes and sounds a musical note that is comprised of a high pitch sound which instructs the user to exhale while the sound is being made and a low pitch sound which instructs to inhale air. The respiration sensor and the guiding sounds are consecutive and simultaneous. By matching the duration of the sounds to the user's breathing pattern and changes therein according to unique algorithms, the device creates personal guided breathing exercises using people's natural tendency to adapt their movements to the sound pattern (as in dancing to the sounds of an orchestra and/or marching to a drum beat). The device guides the user to alter their natural breathing pattern from a typical rate of 14-18 times per minute to therapeutic breathing which is basically slower (less than 10 times a minute) and which is done effortlessly by relatively extending the duration of exhalation compared to inhalation. The device stops the guided slowing down of the breathing rate once it identifies that the user is not in sync with the device. This interactive therapeutic breathing technique, which combines the fruits of a decade's research of analyzing breathing signals and respiratory effort, allows practicing guided therapeutic breathing with no concentration or physical exertion, which enhances the efficacy of treatment by preventing increased sympathetic nervous system activity in times of exertion. In addition, InterCure has developed a technology designed to assure that the music played by the device is pleasant to the patient and facilitates the use of the device over time.

9.2.3	The principal product - description of clinical proof of device efficacy and safety

In order to obtain regulatory labeling for the device's commercialization as an efficient and safe therapy for hypertension and to increase the medical community's support of this new therapy, InterCure has been conducting a variety of clinical trials.

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The device's ability to lower blood pressure has been demonstrated in ten 67 separate clinical trials, the results of nine of which were published in professional medical journals 68, 69, 70, 71, 72, 73, 74, 75 and of one as an abstract in an international convention 76, 77. The results of all those clinical trials are consistent and demonstrate a significant decline in blood pressure throughout the day, in addition to the decline achieved through any other means of therapy. However, two assays were published with a small number of subjects in which the decline observed from the use of the device was not statistically different from that of the control device 78.

[67]	The first two assays were published in one article (see footnote 68).
[68]	Schein M, Gavish B, Herz M, et al. Treating hypertension with a device that slows and regularizes breathing: a randomized double-blind controlled study. J Hum Hypertens. 2001;15:271-278.
[69]	Grossman E, Grossman A, Schein MH, Zimlichman R, Gavish B. Breathing control lowers blood pressure. J Hum Hypertens. 2001;15:263-26.
[70]	Rosenthal T, Alter A, Peleg E, Gavish B. Device-guided breathing exercises reduce blood pressure - ambulatory and home measurements. Am J Hypertens. 2001;14:74-76.
[71]	Meles E, Giannattasio C, Failla M, et al. Nonpharmacologic treatment of hypertension by respiratory exercise in the home setting. Am J Hypertens. 2004;17:370-374.
[72]	Viskoper R, Shapira I, Priluck R, et al. Non-pharmacological treatment of resistant hypertensives by device-guided slow breathing exercises. Am J Hypertens. 2003;16:484-487.
[73]	Elliott WJ, Izzo JL Jr, White WB, et al. Graded blood pressure reduction in hypertensive outpatients associated with use of a device to assist with slow breathing. J Clin Hypertens (Greenwich). 2004;6:553-559.
[74]	Effect Bae et al, Effect of Device-guided breathing exercise on blood pressure control: Korean multi-center study. JH et al. Korean Hypertension journal. 2006; 1:19-23.
[75]	Schein, MH., Gavish, B., Baevsky, T., Kaufman, M., Levine, S., Nessing, A., Alter, A. Treating hypertension in type II diabetic patients with device-guided breathing: a randomized controlled trial. Journal of Human Hypertension 2008;23: 325-331.
[76]	Aydin L, Kürklü A, Şengül A, Altuntaş Y, Erdine S. Device-guided paced breathing reduces blood pressure: ambulatory and office measurements. J Hyperten 2008;26:S371-S372.
[77]	Regarding referrals to professional articles included herein, it should be noted that these are scientific publications that appear in known medical journals that are considered reliable in the medical community since these journals use experts to substantiate and examine each article before it is published and a similar process is practiced for the abstracts mentioned herein.
[78]	In 2007, a study conducted in the Netherlands was published (Journal of Hypertension 2007, 25:241–24) which, unsuccessfully, attempted to re-enact lowering blood pressure as discussed above in diabetics. As published in this study, 40% of patients (six out of fifteen) were unable to use the device properly. As preamble to the article, the journal added an editorial which extensively reviews the device's clinical evidence and states that the arguments of the study do not coincide with what is known so far about the device and that it is likely that the study's small scope (30 people, 15 in the therapy group) does not enable proving the aforementioned (Journal of Hypertension 2007, 25:57–61). The architects of the study later confessed to InterCure that they had not translated the device's auxiliary literature into Dutch in full but rather settled for a summary of a few lines thereof and had also guided people to use the device in a clinic. Based on its accumulated experience, InterCure believes that understanding the use of the device requires self teaching using the manual attached to the device in a language that is clearly understood by the user since it has been proven that the absence of proper device practice will not lower blood pressure. These conditions were not met in said study and therefore InterCure believes that it is highly likely that this explains the results of the study. In a trial using the same method conducted with therapy and control groups, each of 15 people, a difference was found between the groups which resembled the other trials of the device but with a statistically immaterial outcome due to the small number of participants. The results were published in Blood Press. 2009;18(5):273-9. It should be noted that the researchers did not report the method of using the device or using the data automatically accumulated in the device, which is a fundamental condition for understanding the results.

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A recently published controlled study demonstrated the device's ability to reduce the sympathetic nervous system activity 79, which coincides well with the mechanism in the device 80.

As specified in this paragraph below, the average declines in blood pressure of 14/8 mmHg observed in the trials are clinically significant 81. It should be noted that the results have been proven independently of the patient's gender and of taking medications and no undesired side effects have been observed. In general, the high blood pressure declined significantly within only 3-4 weeks of use of the device. It is important to state that these declines over time have clinical and economic importance in view of the fact that the risk of a cardiovascular event is doubled in the event of a 20 mmHg elevation in systolic pressure or 20 mmHg in diastolic pressure 82. This is the reason why lowering the blood pressure reduces the risk of cardiovascular events, which can be quantified by the Ministry of Health as a saving. Based on the results of the trials, InterCure developed a statistical model that proves the economic benefit of using the device. The model was used by the British healthcare authorities in the process of assessing the economic profitability of the device which led to including it in the British NHS Drug Tariff in February 2012. Just as important is the ability to use the device over time and maintain reduced blood pressure. Nearly 100 testimonials of using the device between one to ten years have been delivered to the healthcare authorities in the process of making that assessment.

Following InterCure's assessment that its arguments regarding the efficiency of the device as a means of treating hypertension would have been dubiously accepted by the medical community and the medical regulatory authorities (due to their habit of treating hypertension through medications and not using a device as the one marketed by InterCure), InterCure planned and conducted four group double-blind randomized controlled trials which compared the use of the device to the use of a walkman playing calm music. In addition, InterCure tested the effect of the device on special patient populations using a variety of measurement methods in order to test and demonstrate the physiological source of the effect.

[79]	Oneda B, Ortega KC, Gusmדo JL, Araתjo TG, Mion D Jr. Sympathetic nerve activity is decreased during device-guided slow breathing. Hypertens Res. 2010 Jul; 33:708-712.
[80]	Parati G, Gavish B, Izzo JL, Respiration and blood pressure, in AHA Hypertension Primer 3rd ed. Izzo JL and Black HR, eds. Lippincott, Williams and Wilkins, Baltimore, 2003; Ch. A40, p.117-120.
[81]	The average declines in blood pressure refer to the results of the first seven clinical trials concentrated in the article mentioned below. The declines in the other clinical trials remained consistent.
[82]	Global burden of hypertension may reach 1.5 billion by 2025
http://www.theheart.org/article/380077.do, 2005.

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Along with the growing recognition from the medical community in the category of devices for treating hypertension, several articles were published recently in this subject which positioned the device as a means of treating hypertension 83, 84, 85 and as a non-pharmacological means of treating hypertension 86.

9.2.3.1	The main points of the clinical trials and population of subjects

The ten clinical trials conducted - four group double-blind randomized controlled trials 32, 33, 37, one controlled trial 35 and two uncontrolled trials 34, 36 - were described in the review published regarding the first seven studies 87. In addition, a group randomized controlled trial 75 and two uncontrolled trials 40, 74 were conducted. In total, theses studies recruited over 500 hypertension patients.

In all the trials, a daily 15-minute practice 88 use of the device was tested over a period of eight weeks. In two trials, the control group used a walkman playing calm music 68, in two trials, the patients measured their blood pressure using a digital monitor 35, 37, in one trial, both devices were used 33 and in one trial, no devices were used and only the medications were administered 32.

In the first seven trials whose concentrated results were published 89, 78% of the patients were already medicated for hypertension and one third of the medicated patients received more than three drugs. Although the majority of patients were treated through medications and/or change in lifestyle, their initial blood pressure as measured at a clinic was non-stabilized at 150/90 mmHg on average.

[83]	RESPeRATE: nonpharmacological treatment of hypertension. Sharma M, Frishman WH, Gandhi K. Cardiol Rev. 2011; 19:47-51.
[84]	Device-Guided Breathing and Hypertension. A Yet To Be Determined Positioning. Sica DA. Cardiol Rev. 2011; 19:45-46. [Editorial].
[85]	Non-pharmacological Interventions for Patients with Resistant Hypertension. Abe N, Bisognano JD US Cardiol 2011; 8:52–55.
[86]	Nondrug interventions for treatment of hypertension. Woolf KJ, Bisognano JD. J Clin Hypertens (Greenwich). 2011; 13:829-835.
[87]	Elliott WJ, Izzo JL Jr. Device guided breathing to lower blood pressure: Case report and clinical overview. Medscape General Medicine, Pulmonary Medicine Section. Available on the Internet at: www.medscape.com/viewarticle/539099.
[88]	In the first three trials, practice lasted about ten minutes. In the following trials and using the device at its default option, practice lasted 15 minutes.
[89]	Elliott WJ, Izzo JL Jr. Device guided breathing to lower blood pressure: Case report and clinical overview. Medscape General Medicine, Pulmonary Medicine Section. Available on the Internet at: www.medscape.com/viewarticle/539099.

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9.2.3.2	The principal trial results

The users of the device with uncontrolled blood pressure demonstrated a significant decline in blood pressure measured at the clinic by an average 14 mmHg in systolic blood pressure that was non-stabilized before the trial (over 140 mmHg) and an average 8 mmHg in uncontrolled basic values of diastolic blood pressure (over 90 mmHg), compared to the corresponding average decline in blood pressure observed in the control group of 9 mmHg and 4 mmHg in systolic and diastolic blood pressure, respectively. The declines in blood pressure in the control group were smaller than those of the therapy group with a statistical significance level of p=0.008 and p=0.002, respectively (namely, the risk of statistical error is 0.8% and 0.2%, respectively).

The results were similar for both men and women and for both subjects who were under medicinal therapy and those who were not.

The scope of the decline in systolic blood pressure corresponded to the cumulative time which the patient spent practicing therapeutic breathing - the more the device was used, the more the blood pressure was reduced. It was also found that timing the breathing with the guiding sounds (under proper use of the device) is an important component in lowering blood pressure using the device 90.

A continuous decline in blood pressure was observed after 3-4 weeks of using the device.

Larger declines in blood pressure measured at a clinic were found in the older population (average declines of 18 mmHg and 8 mmHg in systolic and diastolic blood pressure, respectively in adults over 65) and in subjects with initially uncontrolled blood pressure, whether under medicinal therapy or not.

Blood pressure taken at a clinic and at home (up to six months of using the device), and specifically 24-hour ambulatory blood pressure monitoring demonstrated that the decline in blood pressure achieved through permanent use lasts throughout the day over months.

The user's ability to consistently operate the RESPeRATE through self training alone, without previous respiratory practice has been objectively proven in clinical trials by using the device's internal memory and in market researches with users.

In order to maintain reduced blood pressure over time, the patient must continue to use the device in the manner described above.

[90]	Gavish B, Device-guided breathing in the home setting: Technology, performance and clinical outcomes. Biol. Psychol. 2010; 84:150-156.

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9.2.4	Support services for InterCure's customers

As of the date of this report, InterCure operates in-house call centers in its U.S. and Israeli offices manned by InterCure employees as well as external call centers. In addition, InterCure hires call center services in Southampton, UK. Both the internal and external call centers use InterCure's IT systems and engage in sales, customer service (providing technical information, receiving complaints etc.), first line customer support and product returns. These services are rendered free of charge to both customers and non-customers.

See details of the product's principal markets, trends and changes in supply and demand in paragraph 7.2 above.

9.2.5	Changes in the corporation's market share

With respect to anticipated material changes in InterCure's market share in the main markets of its product, given that the hypertension therapeutic device category is relatively new in the market 91 and that it is based on a unique patented technology as an exclusive FDA cleared non-medicinal non-invasive device for treating hypertension, the demand for InterCure's products will vary mainly based on the degree of success of its marketing activities and the increase in product recognition in the public and medical community, provided that no competing novel medical device with significant benefits over InterCure's products and/or a new drug with significant benefits over existing drugs are not launched, and subject to the effect of the economic crisis on InterCure's activities.

9.3	Segmentation of revenues and profitability of products and services

Through InterCure, the Group has a single group of products - the RESPeRATE and RESPeRATE Ultra devices and their various versions (see also paragraph 9.2.1 above). Revenues from these devices represented about 95% of InterCure's total revenues in 2012. Revenues from related products and services represented about 5%, 4% and 2% of InterCure's total revenues in 2012, 2011 and 2010, respectively.

InterCure's financial data relating to the medical device area of activity (U.S. dollars in thousands):

The following table presents InterCure's revenues, total gross profit and the rate of gross profit of total revenues:

	2012	2011	2010

Revenues (U.S. dollars in thousands)	2,267	3,171	3,728
Gross profit (U.S. dollars in thousands)	1,733	2,411	2,846

Gross profit rate (%)	76%	76%	76%

[91]	To the best of InterCure's knowledge, the British Hypertension Society's document of 2010 is the first to mention this category.

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9.4	New products

InterCure intends to promote the development of new products in additional markets as specified below:

Product name	Designated labeling	Product's development stage as of the report date	Expected milestones in the coming 12 months	Nearest product milestone and expected completion date	Estimated costs of nearest milestone completion	Size of potential target market (number of patients or procedures) and monetary scope of the product's potential target market as of the report date	The corporation's assessment of product launch date	The corporation's assessment of the product's expected market share, assuming marketing approval is granted
Undecided	Device for treating congestive heart failure	Phase II clinical trials completed	Undecided	Undecided	Undecided	6 million patients in the U.S. (670,000 new patients every year), monetary scope of target market of US$ 1.6 billion in medical devices in 2010, expected to increase to US$ 3.2 billion in 2016 [92]. In Europe - expected market scope of US$ 1.5 billion in 2016	Unknown	Currently unknown

[92]	http://www.allvoices.com/contributed-news/12461583-congestive-heart-failure-treatment-devices-market-global-industry-size-share-trends-analysis-and-forecasts-2012-2018.

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Product name	Designated labeling	Product's development stage as of the report date	Expected milestones in the coming 12 months	Nearest product milestone and expected completion date	Estimated costs of nearest milestone completion	Size of potential target market (number of patients or procedures) and monetary scope of the product's potential target market as of the report date	The corporation's assessment of product launch date	The corporation's assessment of the product's expected market share, assuming marketing approval is granted
Undecided	Device for treating insomnia	An initial (pilot) study has been completed to assess product feasibility	Undecided	Undecided	Undecided	82 million in the U.S. of which 40 million with chronic insomnia, monetary scope of target market of US$ 23.7 billion in 2007, of which US$ 2.4 billion are allocated to cellular devices for home use. The market grew by 18% this year [93].	Unknown	Currently unknown
Undecided	Stress therapy	Development plan in process	Unknown	Unknown	Undecided	75% of the entire population experience different levels of stress once every two weeks [94]	Unknown	Currently unknown

[93]	http://www.prweb.com/releases/2008/06/prweb1006354.html.
[94]	National Health Interview Survey. http://www.stresscure.com/hrn/facts.html.

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Device for treating congestive heart failure ("CHF") - CHF affects some 6 million people in the U.S. and is the most common cause of hospitalization of patients above 65 in the U.S., with over one million hospitalizations a year. The total cost of treating the disease in the U.S. alone approximates US$ 33 billion a year. About 91% of CHF patients have a medical history of hypertension, yet once a patient is diagnosed with heart failure, it is usually accompanied by shortness of breath, which causes a significant deterioration in the patient's quality of life. As a response for these market needs, InterCure has begun developing a device for treating patients with CHF based on the RESPeRATE by adapting the guidance algorithm and treatment protocol to the special characteristics of patients with CHF and adding various relevant components. The device successfully underwent three phase II clinical trials conducted in Italy 95, 96 and in Japan 97. These trials, which consisted of about 60 subjects, demonstrated statistically significant improvement in the main parameters used to monitor the disease, including improved quality of life (LWHF QOL questionnaire), improved results of a 6-minute walking test, ejection fraction, reduced pulmonary artery pressure 97, stabilized blood oxygen levels and breathing patterns (initially unstable) 96 and a considerable reduction in the sympathetic nervous system's activity 97. A randomized study held in Sweden on about 70 patients with chronic heart failure (with a discman as a control function) found that proper use of the device minimizes the symptoms of the disease (mainly shortness of breath on exertion) 98.

A market study conducted by Proformant Inc. (advisory company specializing in medical devices) among American cardiologists in 2003 indicated that a device for treating CHF has great potential in the market, assuming that the improvements discussed above are also proven in controlled trials. It was found that an outcome which will be acceptable to cardiologists as desirable is reduced shortness of breath which is symptomatic of severe heart failure.

In general, before any widespread commercialization of the technology in the CHF market, several development stages must be completed, at least one pivotal study, as part of the regulatory approvals, and support must be obtained in the medical community. In the reporting period, InterCure did not act to promote this area.

Device for treating insomnia - the market of people with insomnia in the U.S. is estimated at 82 million Americans who report experiencing one or more of the symptoms of insomnia at least once a week, of whom 40 million suffer from chronic insomnia 99. According to a report issued by Marketdata Enterprises, the market is even larger and includes about 58% of the overall population in the U.S. (namely, about 170 million people suffering from insomnia) 100.

[95]	Aiolfi et al. Effect of Respiratory Pacing on CHF Patients with Periodic Breathing Journal of Cardiac Failure, 2003; 9: S97.
[96]	Parati G, MD, Malfatto G, Boarin S, Branzi G, MD, Caldara G, Giglio A, Bilo G, Ongaro G, Alter A, Gavish B, Mancia G. Device-Guided Paced Breathing in the Home Setting on Exercise Capacity, Pulmonary and Ventricular Function in Patients With Chronic Heart Failure: A Pilot Study. Circulation: Heart Failure. 2008; 1:178-183.
[97]	Asanoi H, Goso Y, Yamazaki T: Slowing Respiration Effectively Suppresses Sympathetic Nerve Activity in Patients with Chronic Heart Failure Circulation Journal 2004, 68 (Suppl I), 184.
[98]	Impact of device-guided slow breathing on symptoms of chronic heart failure: a randomized, controlled feasibility study. Ekman I, Kjellström B, Falk K, Norman J, Swedberg K. Eur J Heart Fail 2011;13:1000-1005.
[99]	Brain Basics: Understanding Sleep, National Institute of Neurological Disorders. http://www.ninds.nih.gov/disorders/brain_basics/understanding_sleep.html.
100	http://www.prweb.com/releases/2008/06/prweb1006354.html.

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In response to the needs of this market, InterCure is considering developing a device for treating insomnia based on the RESPeRATE technology with the necessary adjustments. InterCure completed an initial (pilot) study designed to assess the degree of feasibility, safety and medical effect of said device. InterCure continues to conduct clinical surveys and pilot testing in order to define an end configuration of the product (as a stand-alone product). In addition, InterCure has initiated the device's design process. A consumer survey conducted by Ipsos Vantis in February 2008 suggests that 50% of the users of the device for treating hypertension also suffer from insomnia. Moreover, 78% have also reported improvement in being able to fall asleep after using the device. Accordingly, InterCure has defined a version of the device that is adapted to insomnia in addition to hypertension. In the reporting period, InterCure did not act to promote this area.

9.5	Customers

9.5.1	Private customers

The majority of InterCure's customers are private people who purchase a single device for personal use or for the use of another (or receive it through a doctor's prescription in the UK) (the Duo version is designed to be used by up to two people). Certain individuals and/or organizations purchase a small number of devices, for example, for conducting medical tests using the devices. Therefore, InterCure is not dependent on any customer or another and the loss of a customer is not expected to have a material effect on its operations.

InterCure grants its customers warranty for products sold by it under different terms such as a warranty limited to one year (and in Europe two years). When purchasing the device, InterCure allows the customers to purchase an extended warranty for an additional fee.

9.5.2	Distributors and resellers

The majority of InterCure's sales are made directly to private customers. However, InterCure sells certain devices to a limited number of distributors 101 and resellers which have been proven to add value. These distributors and resellers sometimes purchase a few dozen or a few hundred devices in a single order. The major resellers include Costco Canada and Drug.com, which merged with Walgreen. In early 2012, InterCure discontinued the sales through Costco US, see details in paragraph 9.6.3 below.

Net sales (less returns) to Costco (US and Canada) in 2012, 2011 and 2010 accounted for 3.4%, 17% and 24%, respectively.

InterCure has a distribution channel for the RESPeRATE Rx which is supplied through a wholesale agent for a doctor's prescription in UK pharmacies. See details in paragraph 9.6.3 below and a description of InterCure's engagement with distributors and resellers in paragraph 9.6.5 below.

101	In the first quarter of 2011, InterCure signed a distribution agreement in Norway which grants the distributor a year's exclusivity.

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9.6	Marketing and distribution

InterCure's marketing and distribution activity is derived, among others, from its targets, commercialization strategy and work plan, as detailed in paragraph 9.24 below.

As stated above, as of the date of this report, InterCure's main targets are to become profitable, derive positive cash flows from operating activities and recover growth in 2013 by increasing sales and exposure while continuing to establish the therapeutic technology developed as part of the standard therapeutic protocol for treating hypertension.

For that purpose, InterCure adopted the following business strategy and work plan:

•	Focus the majority of resources on the initial target market of hypertension.
•	Focus on direct marketing channels (online advertising/distributors).
•	Strive to become profitable and grow by enhancing the investment in online advertising in a controlled fashion - an advertising channel which has been proven as positively contributing to InterCure's overall profits through direct sales and support of distribution channels and other targets.
•	Leverage the receipt of insurance compensation in the UK as a profit growth target and as a model for other countries by adapting the marketing and distribution system, forming partnerships, all without making significant investments.
•	Establishing the support of the medical community for the therapeutic technology in order to accelerate penetration into the insurance compensation market and include the technology in the therapeutic guidelines of the appropriate medical organizations.

InterCure's principal marketing efforts are focused in the U.S. and the UK where it adopts said strategy and which represent the principal markets in terms of scope of sales. The marketing activity in the U.S. market is done in collaboration with the subsidiary, InterCure Inc. InterCure also operates in other markets as described in this report 102. For financial information regarding InterCure's geographical segments, see Note 24 to InterCure's consolidated financial statements as published on March 21, 2013.

For details of material marketing and distribution agreements signed by InterCure, see paragraph 9.21 below.

Below is a description of InterCure's activity through the various marketing and distribution channels:

102	As of the date of this report, the scope of sales of InterCure's products in other countries excluding the U.S., Canada and the UK is immaterial.

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9.6.1	Direct marketing, marketing infrastructures and advertising

As part of the implementation of the business strategy described above, InterCure operates a direct marketing system which consists of advertising, direct sales, logistics and customer service.

InterCure's marketing system and advertising budgets are adapted on an ongoing basis to allow support for the direct sales, the expanding distribution channels and to increase the medical community's awareness to the device. This system relies on sophisticated IT systems developed by InterCure which enable the management, monitoring and analysis of advertising for continued optimization of the advertising budget, namely, deciding in which channels to invest more and in which less based on the profits of the different advertising channels 103. Moreover, these IT systems allow managing customer relations and form a logistic platform for taking orders electronically and through internal and external call centers in Israel and worldwide (mostly the U.S. and the UK), supplying the devices to the customer's home, all in integration with InterCure's ERP system.

As stated above, the marketing strategy described above continues to allow material product exposure and branding, support for other distribution channels and a certain increase in the medical community's awareness to the device while generating direct income for InterCure.

In 2012, more than 1.3 million unique visitors visited the product's website. InterCure sent about 15 million emails to customers who registered on the website (while adhering to the relevant regulations regarding sending emails, including compliance with the Can-Spam Act in the U.S.) and reached about 12,000 doctors. The vast majority of these visitors found the website through the large variety of InterCure's online advertising means, including search engine marketing where surfers seeking information by using search words relating to hypertension receive a text ad or sponsored link directing them to InterCure's website. In addition, InterCure advertises contextual ads, in eNewsletters and/or solo emails to subscribers of other companies (acting, to the best of InterCure's knowledge, in compliance with the relevant regulations in this field, including compliance with the Can-Spam Act in the U.S.). InterCure utilizes geo-targeting and retargeting techniques when possible. Moreover, InterCure operates a large array of online tools for turning visitors registered on the website into customers, such as by sending out email recommendations for non-medicinal therapy for hypertension (10 daily tips), emails on sales promotions, a highly active online forum, blogs, eNewsletters etc.

In summary, the investment in on-line marketing and the distribution mixture of InterCure result in positive contribution (gross profit after deducting media expenses) to the overhead.

103	Most ads include a specific link or contact number that allows the IT system to attribute responses to specific ads and individually calculate the return on the investment.

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9.6.2	Resellers in the markets in which InterCure operates through direct marketing

In the context of the activities in the main target markets, the U.S. and the UK, InterCure also sells its product through a limited number of value adding resellers such as chains. These resellers purchase the product from InterCure at a discount and usually resell it for the same price offered to direct customers. InterCure estimates that most resellers were first exposed to the product through its direct advertising activity but purchased the products from established websites such as www.amazon.com ("Amazon") or www.drugstore.com) which offer added security for some of the customers when purchasing new and unfamiliar products.

In 2012, these resellers accounted for 13% of total product units sold by InterCure, mostly through online shopping websites (in 2011 and 2010 - 11% and 14%, respectively).

9.6.3	Chain distribution

Below is a description of the main chains which are among InterCure's customers:

U.S. and Canada

•	Costco Wholesale Corporation (the largest club chain in the U.S. and the fourth largest wholesaler in the U.S. with sales of US$ 88.9 billion in 2011, "Costco") - in July 2008, InterCure started selling the RESPeRATE through Costco's website, www.costco.com. In 2010, the device began selling in Canada through Costco's Canadian subsidiary at www.costco.ca. Costco sold the device as a valued-added bundle for an end consumer price of approximately US$ 200-270 based on sales promotion campaigns supported by InterCure. In 2010, InterCure noticed a decline in the chain's sales which it believes arose from the continued minimization of consumer advertising volumes. On March 4, 2012, InterCure announced the discontinuance of product sales through Costco U.S. However, InterCure continues to sell the product in Canada through Costco Canada, a separate legal entity.

Since Costco U.S. was InterCure's single largest customer in the U.S. which had accounted for 8-9% of InterCure's revenues during certain periods of collaboration, the discontinuance of sales had a negative impact on InterCure's sales. See more details in InterCure's immediate report of March 4, 2012.

The UK

•	Boots UK Limited ("Boots") is the largest chain of pharmacies in the UK with some 2,500 pharmacies, including Alliance Boots, with a sales turnover of approximately £ 6.6 billion in the 2009/10 fiscal year 104. In November 2009, InterCure began selling the RESPeRATE Ultra version of the device in over 600 Alliance Boots stores representing the vast majority of the chain's stores.

104	http://www.boots-uk.com/App_Portals/BootsUK/Media/PDFs/Annual_Review_FINAL.pdf.

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In the third quarter of 2012, InterCure decided to discontinue sales through Boots due to low profit margins. The revenues from product sales by Boots in 2011 and 2010 accounted for about 14% and 8% of InterCure's revenues, respectively. InterCure estimates that the discontinuance of sales through Boots will not have a material effect on its sales but will reexamine its decision in the future.

•	Credenhill Limited ("Credenhill") - a veteran British importer and distributor of products for cardiovascular patients, licensed under the British NHS Drug Tariff. This license allows Credenhill to supply the product directly to the customer's home and claim the related expenses from the British NHS. As of February 2012, Credenhill has a twofold role in the RESPeRATE Rx's distribution channel: direct supply of the device to the patient's home through a distant pharmacy and wholesale supply of products to pharmacies across Britain, which supply the product to patients against a doctor's prescription.

•	Dispex Limited ("Dispex") - a wholesale purchase group of some 900 clinics with a special license from the British NHS to supply prescription products directly from the dispensing doctor. This license, which is mainly granted to doctors in areas with no available pharmacies, allows doctors to write prescriptions and supply the device simultaneously. These doctors may purchase the devices at a discount from a wholesaler and claim full reimbursement directly from the British NHS.

9.6.4	Marketing to the medical community

As discussed in paragraph 9.24 below, InterCure views the expansion of the medical community's recognition and support as a critical success factor in the medium and long term. However, given the need to minimize losses in the short term, InterCure has been forced to significantly reduce its investments in this area.

This issue received validation with the receipt of insurance compensation in the UK which allows each consumer with a signed doctor's prescription to receive the device free of charge (or for a fee of £ 7 in certain cases). In fact, the insurance compensation removed the product's price barrier for the consumer by shifting the decision to 40,000 physicians who treat hypertension, including hypertension specialists, cardiologists, nephrologists, GPs, internal physicians and primary care trusts.

In recent years through the date of signing InterCure's debt refinancing (July 2012), InterCure did not have the resources to allocate substantial sums to sales promotion in the medical market. Following the debt refinancing, InterCure is acting to promote this area.

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In this target market, InterCure offers several activities in addition to the direct marketing activity which also has a direct effect on physicians and caregivers as media consumers themselves. InterCure has a variety of marketing activities directed exclusively at the medical community for educating the medical market using the following methods:

•	Promoting the device by providing physicians with information that is delivered to the end consumer at the website.

•	eDetailing as part of a special website for physicians, providing clinical information packages upon demand and sending out information leaflets to applicants.

•	Participating in professional conventions for product presentation. In the reporting period, InterCure minimized the use of this method due to cost.

Simultaneously, InterCure is reviewing possible collaborations with companies with suitable public relations resources without having to make large investments.

InterCure estimates that in the U.S., which currently does not offer insurance compensation, there are some 120,000 specialists, cardiologists, nephrologists, GPs and internal physicians who treat hypertension. In addition, there is a large population of professional caregivers who are interested in the device such as biofeedback therapists, chiropractors, naturopaths, psychologists etc.

In order to expand the medical community's support and recognition, InterCure is using the following techniques:

•	Continued advertising of medical assays in the area of activity and of results of any new clinical trials.

•	Supporting clinical trials conducted by researchers and specialists which might affect public opinion in the relevant areas, including research of the following types:

1.	Unfunded research - InterCure does not participate in funding, conducting or analyzing the research. InterCure provides the researchers paid trial kits (at a discount) upon demand which consist of a device, a manual and information on trials conducted on the device.

2.	Collaborated research - research that is not funded by InterCure but for which InterCure provides the researchers devices free of charge and in return receives the right to monitor and counsel the research and analyze the results.

9.6.5	Exclusive distributors and resellers in the rest of the world

As of the date of this report, InterCure does not have any exclusive distributors.

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9.6.6	Dependency on distribution channels

InterCure is not dependent on any particular distribution channel. Nevertheless, in 2011, InterCure's sales to Costco (U.S. and Canada) totaled approximately US$ 540 thousand, accounting for about 17% of InterCure's total sales (approximately US$ 906 thousand, accounting for about 24% of InterCure's total sales in 2010). On March 4, 2012, InterCure announced the discontinuance of sales through Costco U.S., see details in paragraph 9.6.3 above.

9.7	Order backlog

InterCure does not base its sales on order backlog.

9.8	Competition

As of the date of this report, recommended changes in behavior such as physical exercise or dietary changes and medications for lowering blood pressure represent the standard care in the hypertension market.

As discussed above, InterCure is the only company to have developed and to market a non-medicinal non-invasive device for treating hypertension which has been clinically tested by it and which has been cleared by the FDA.

In the third quarter of 2010, InterCure learned that the British chain Lloyds Pharmacy ("Lloyds") which had distributed InterCure's device in the past, co-developed with Harvard medical Devices Ltd. ("the manufacturing company") and began advertising a competing device for the non-medicinal treatment of hypertension for a cheaper price than the device developed by InterCure ("the competing device"). Following an examination by InterCure's advisors, the competing device does not interactively guide respiration during use (a patented method developed by InterCure with proven efficiency in lowering blood pressure). However, InterCure's advisors' examination also revealed that the competing device comprises elements copied from InterCure's product in alleged violation of copyright. InterCure has taken several regulatory steps and is examining its possible legal course of actions against the competing device. In the first quarter of 2011, sales of the competing device commenced under a private brand name of Lloyds Pharmacy - Kinetik - owned by the manufacturing company. At this stage, the Group, through InterCure, cannot assess whether and how the sales of the competing device will affect its sales in the UK.

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To the best of InterCure's knowledge and on the competing device's advertised features, below is a table presenting InterCure's device against the competing device - Kinetik according to advantages and disadvantages:

Product features, advantages and disadvantages compared to competing products (existing or under development)	InterCure's product	The competing product - Kinetik
The use of the device

The patient is required to strap on a belt and put on earplugs. In the identification stage, the device measures the breathing pattern (over about 2 minutes) and displays it on the screen.

In the interactive practice stage, the device makes sounds based on the breathing pattern based on two tones: a rising tone (inhalation) and a falling tone (exhalation). The sound changes and slows down based on the breathing pattern. In the first minute, the screen shows the patient when the music "controls" the breathing rate of the patient and gradually gets him to an optimal breathing rate. The treatment range is defined to 10 breaths a minute. After 15 minutes, the device gradually reduces the sound volume and automatically turns off.

The treatment term is generally definable and specifically per treatment. The device works interactively with the patient during the term of the treatment – the rhythm changes according to the breathing pattern. If the decreased breathing rate is "uncomfortable" to the patient, the device recognizes it and reverts to the previous "comfortable" rhythm, and continues gradual reduction of the breathing rate in "comfortable" manner to the patient. .

The patient is required to strap on a belt and put on earplugs. In the identification stage, the device measures the breathing pattern (over about 2 minutes) and displays it on the screen.

In the practice stage, based on the breathing pattern, the device chooses the right sound and rate for the patient's breathing (provides inhaling and exhaling instructions in the first minute of practice). The music is comprised of two tones: one increases (inhale) and the other decreases (exhale).

The treatment range is defined as less than 10 breaths a minute. InterCure does not have information about success indices.

Side effects and safety issues	None	None

Cost	US$ 299-US$ 399	£ 42.00 -£ 65.00 (US$ 67-US$ 104)

Convenience (duration of therapy, number of sessions etc.)

15 minutes for each session and a recommended 45 minutes a week for recording the number of 10 breaths per minute.Convenient display.

A vocal tutorial and easy to understand follow up.

The breathing sensor can be adjusted.

The breathing sensor can be adjusted.

The device has the possibility to change the volume.

The device has a memory for an effectively cumulative weekly treatment (total time of breathing in an effective rate of less than 10 breaths per minute) and also The device has a statistical recording function that allows the patient to analyze, check and compare the progress (last treatment, 10 last treatments, all treatments).

It should be noted that InterCure has several RESPeRATE models including the Deluxe model (with the large color LCD screen) and the Duo model which allows the device to memorize two users etc.

20 minutes each session, a 10 minutes of breathing at less than 10 breaths per minute per session. Recommended 40 minutes a week in less than 10 breaths per minute.

A wide and easy to use screen.

A vocal tutorial and easy to understand follow up.

The breathing sensor can be adjusted.

The device has the possibility to change the volume.

Variety of music.

Possible compensation from insurers, medical carriers or others	In the United Kingdom, InterCure filed an application to establish insurance indemnity as part of the British health basket.	to the best of InterCure's knowledge, does not exist.

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The competing product's advantages:

-	Price
-	Easy to use screen

The competing product's disadvantages:

-	To the best of InterCure's knowledge, the product was not FDA cleared and is not supported by clinical trials.
-	Kinetik relies on clinical trials previously conducted by InterCure only unable to record data beyond the current treatment or statistical capabilities- No statistical analysis

-	Only one model

To the best of InterCure's knowledge, there are certain products and therapies that target hypertension but do not directly compete with InterCure's products such as:

•	Hypertension medications for lowering blood pressure which represent the major share in the hypertension market. Additional information about the hypertension drug market is provided in paragraph 9.11 below. It should be noted that InterCure does not offer its products as an alternative for hypertension drugs.

•	Baroreflex Activation Therapy - CVRx has developed a barostimulation device implanted in the body near the main artery which stimulates the nervous system and directly affects the baroreflex. According to the manufacturer, the future product price is planned to reach thousands of dollars (in the vicinity of US$ 20,000 not including the procedure itself) and is designed for hypertensive resistant patients who fail to respond to hypertension drugs. The manufacturer's first product is CE Marked and is undergoing clinical trials for FDA approval.

•	Renal Sympathetic Nerve Abelation - a catheter-based technique promoted by Medtronics designed to reduce the sympathetic nervous system's activity by applying radiofrequency pulses to the renal arteries and de-nerving them. According to InterCure's estimates, the future product price and cost of procedure are expected to be in excess of US$ 20,000 for hypertensive resistant patients only. The product is currently in clinical trial stages.

•	Biofeedback relaxation devices operating on heartbeat variations without regulatory approvals and/or that claim to treat hypertension. These devices are designed for relaxation which is not viewed as medical therapy and therefore they are exempt from obtaining regulatory approvals. However, to the extent that InterCure's devices are used (or will be used in the future) by people also for relaxation purposes, these devices form competition. The leading devices in this field include the following:

1.	StressEraser - a device which measures heartbeat variations and outlines a suitable graph using a screen, previously sold for US$ 300. This device also guides the users to adjust their exhalation to the heart-breathing rate to about six times per minute. In 2009, the company that manufactured this device discontinued its operations and to the best of InterCure's knowledge, the remaining inventory of devices was sold at US$ 120-180.

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2.	Devices that purport to lower blood pressure - for example, Zona, which consists of a palm spring which until recently was argued to lower blood pressure through long term practice. To the best of InterCure's knowledge, these devices did not receive regulatory marketing approval for lowering blood pressure and are sold at US$ 150-300 a unit. As of the report date, the website promoting this device was amended to exclude any specific arguments about lowering blood pressure and describe cardiovascular training. InterCure believes this amendment was carried out at the request of regulatory entities.

•	Mobile applications and software for relaxation and breathing pattern manipulation - in the reporting period and following the proliferation of smart phones, a variety of mobile apps for relaxation and breathing pattern manipulation were introduced, all without a respiration sensor connection. InterCure has been monitoring the developments in this relatively new market.

InterCure is coping with the competition mainly by creating barriers to entry based on its registered patents, continuing to protect its intellectual property, establishing the brand name in the medical and consumer markets and developing follow-up products to retain its relative edge.

9.9	Seasonality

Product sales are subject to seasonality whereby the sales in the first and fourth quarters are higher than in the other quarters when neutralizing special offers during the holiday season between Thanksgiving and Christmas (during which time U.S. sales are especially high) and since it is winter time when blood pressure is generally higher due to the constriction of blood vessels from the cold. The first quarter is traditionally considered especially good for health products. However, the increase in sales does not necessarily correspond to the behavior of the sale consideration. Beyond seasonality, InterCure's sales are also affected by online advertising and sales promotion.

9.10	Production capacity

As of the date of this report, InterCure meets all its production needs through subcontractors and particularly a major subcontractor in China which has been manufacturing the RESPeRATE Ultra versions since November 2008. In 2012, InterCure made an average of less than 1,000 product units a month. The Chinese production line's monthly manufacturing capacity is about 10,000. In the event of increased demand, the manufacturing capacity can be enhanced within several weeks given that the product's assembly line and testing process is not complicated. The time needed to prepare for increased production mainly depends on the ability of the component suppliers to respond to increased order volumes and the availability of components with variable manufacturing technology. InterCure estimates that in the event of a major increase in product demand, the subcontractor will be able to add another production line within three months without material costs. InterCure is dependant on the manufacturer. However, in a few months, InterCure can transfer the manufacturing to another manufacturer. Due to such dependency, InterCure owns a significant inventory in its warehouse, which is sufficient for more than 6 months of sales, in accordance to InterCure's current run-rate.

9.11	Fixed assets and facilities

InterCure's listed domicile is at 16 Hatidhar Street, Raanana 43652 Israel, at CFO Direct Ltd. InterCure Inc. operates out of its Manhattan offices in New York.

In May 2010, InterCure Inc. signed an office lease agreement with monthly lease fees of approximately US$ 5.5 thousand for a period of three years. InterCure Inc. is considering renewing the lease agreement or alternatively relocating to new offices.

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9.12	Research and development

9.12.1	Research and development activity and results

In 2002, InterCure began selling and marketing its products for treating hypertension. InterCure intends to continue engaging in research, development and marketing of existing products as well as of new products (see paragraph 9.4 above) in the future.

For the purpose of its R&D activity, the Group, through InterCure, has set up a scientific and clinical team and an R&D team (see paragraph 9.14.3 below).

InterCure invests resources in protecting its intellectual property, see details of approved patents and patent applications in paragraph 9.13.2 below.

The following tables summarize the data on clinical trials in InterCure's products. The first table includes clinical trials initiated and sponsored by InterCure and clinical trials which InterCure did not initiate or sponsor but participated in their planning or provided technological-scientific counseling thereto. All the clinical trials in this table have been concluded. As of the report date, InterCure is not sponsoring any other clinical trials. The second table includes clinical trials conducted by researchers who use InterCure's technology for different indications. InterCure encourages this type of scientific activity and makes its accumulated knowhow arising from the completion of successful trials available to interested researchers. Since the purchase of devices for these independent clinical trials cannot be limited and given that InterCure does not take an active part in them and cannot intervene in their planning, management or schedules, and given that InterCure sometimes learns about these trials only after the fact or on www.clinicaltrial.gov, InterCure itself cannot provide current updates about these trials.

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Table 1 of clinical trials - clinical trials sponsored by and/or in participation with InterCure

Trial name	Phase	Trial objective	Medical institution in which located	Number of subjects	Number of new subjects as of the report date	Nature and status of trial	Schedule/year of conclusion	Results
Shein 1	III	Lowering blood pressure measured in a clinic	Hadassah Hospital, Israel	28		Randomized double-blind controlled	1997	Success - significant lowering of blood pressure compared to control group [68]
2	III	Lowering blood pressure measured in a clinic	2 Sick Fund clinics, Israel	37		Randomized double-blind controlled	1998	Success - significant lowering of blood pressure compared to control group [68]
Grossman	III	Lowering blood pressure measured in a clinic and at home	Sheba Hospital, Israel	33		Randomized double-blind controlled	1999	Success - significant lowering of blood pressure compared to control group [69]
Rosenthal 1	IV	Lowering blood pressure - ambulatory measurement	Sheba Hospital, Israel	13		Open trial	2001	Success - significant lowering of blood pressure [70]
Me les	IV	Lowering blood pressure measured in a clinic and at home	San Gerardo Hospital, Italy	79		Controlled	2001	Success - significant lowering of blood pressure [71]
Vascofer	IV	Lowering blood pressure in hypertensive resistant patients	Barzilai Hospital, Israel	17		Open trial	2002	Success - significant lowering of blood pressure [72]

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Trial name	Phase	Trial objective	Medical institution in which located	Number of subjects	Number of new subjects as of the report date	Nature and status of trial	Schedule/year of conclusion	Results
	III	Lowering blood pressure measured in a clinic and at home without a doctor's supervision	Multi-central, U.S.	149		Randomized double-blind controlled	2001	Success - FDA approval for the hypertension labeling without a doctor's prescription [73]
Hypertension Korea	IV	Lowering blood pressure measured in a clinic	Multi-central, South Korea 105	70		Open trial	2005	Success - significant lowering of blood pressure [74]
	IV	Lowering blood pressure in diabetics	4 Sick Fund clinics, Israel	66		Randomized double-blind controlled	2007	Success - significant lowering of blood pressure [75]
1. Aydin	IV	Lowering blood pressure - ambulatory measurement	Şişli Etfal Hospital, Turkey 105	1 3		Open trial	2002	Success - significant lowering of blood pressure [76]
	I	Effect on respiratory models and physiological variables in borderline hypertension	NIH, U.S. 105	32		Controlled	2008	Distinctive differences have been identified 106

105	Independent research, not financed by InterCure.
106	Anderson DE, McNeely JD, Windham BG. Device-guided slow-breathing effects on end-tidal CO(2) and heart-rate variability. Psychol Health Med. 2009 Dec;14(6):667-79.

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Trial name	Phase	Trial objective	Medical institution in which located	Number of subjects	Number of new subjects as of the report date	Nature and status of trial	Schedule/year of conclusion	Results
Anderson 2	IV	Effect on respiratory models and blood pressure in borderline hypertension and hypertension	NIH, U.S. 105	40		Controlled	2008	Lowered blood pressure in clinic measurement, not ambulatory measurement 107
Heart Failure - La Rovera	I + II	Effect on heart failure in patients with chronic unstable breathing	Saluatore Hospital, Italy	26 in the hospital, 8 went on to home use		Hospital - controlled, home - open trial	2003	Success - stabilized breathing and oxygen level [95]
	II	Effect on heart failure	San Luca Hospital, Italy	24		Randomized double-blind controlled	2003	Success - improved physiological variables [96]
Heart Failure - Asanoi	I	Effect of heart failure on sympathetic nervous system	University of Toyama, Japan 105	14		Controlled	2004	Success - reduced sympathetic nervous system activity [97]
Heart Failure -Ekman	III	Effect on heart failure	Guttenberg Hospital, Sweden 105			Randomized double-blind controlled	2009	Success - reduced shortness of breath [98]

107	Anderson DE, McNeely JD, Windham BG. Regular slow-breathing exercise effects on blood pressure and breathing patterns at rest. J Hum Hypertens. 2010 Dec;24(12):807-13.

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Table 2 of clinical trials - clinical trials not sponsored by and/or in participation with InterCure

Trial name	Development phase in which the trial is included	IND or IDE opened for the trial	Trial objective	Source of funding and medical institution in which located	Planned number of subjects	Number of subjects as of the report date	Nature and status of trial	Schedule/year of conclusion	Results
Hypertension – Columbia	IV		Lowering blood pressure - ambulatory measurement and 4-month follow-up	NHLB grant to Columbia Presbyterian , NY, USA	200-400	Unknown	Randomized double-blind controlled - underway	2012	Not concluded
Hypertension-Diabetes Netherlands #1	IV		Lowering blood pressure measured in a clinic	MRF grant to Isala Clinics, Netherlands	30	30	Randomized controlled - concluded	2006	Lowered blood pressure but not more than control group 78, 108
Hypertension- Netherlands #2	IV		Lowering blood pressure measured in a clinic	MRF grant to Isala Clinics Netherlands	30	30	Randomized controlled - concluded	2008	Lowered blood pressure more than control group but not statistically significant 78, 109
Hypertension-Diabetes Netherlands #3	III		Lowering blood pressure measured in a clinic	MRF grant to Isala Clinics Netherlands	48	Unknown	Randomized controlled - underway	Unknown	Unknown
Sympathtic activity - Brazil	IV		Reducing sympathetic activity - physiological mechanism	General Hospital, University of Sa˜o Paulo, Brazil	27	27	Randomized controlled - concluded	2010	Proven reduced sympathetic activity [79]
Heart Failure – Parati 2	III		Effect on heart failure	European grant to St. Luca Hospital, Milan, Italy	80	Unknown	Randomized controlled - unknown	Unknown	Not concluded

108	Logtenberg SJ, Kleefstra N, Houweling ST, Groenier KH, Bilo HJ. Effect of device-guided breathing exercises on blood pressure in hypertensive patients with type 2 diabetes mellitus: a randomized controlled trial. J Hypertens. 2007 Jan;25(1):241-6.
109	Altena MR, Kleefstra N, Logtenberg SJ, Groenier KH, Houweling ST, Bilo HJ. Effect of device-guided breathing exercises on blood pressure in patients with hypertension: a randomized controlled trial. Blood Press. 2009;18(5):273-9.

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Trial name	Development phase in which the trial is included	IND or IDE opened for the trial	Trial objective	Source of funding and medical institution in which located	Planned number of subjects	Number of subjects as of the report date	Nature and status of trial	Schedule/year of conclusion	Results
COPD - Norway	I+II+III		Effect on patients with Chronic Obstructive Pulmonary Disease	Norway NIH grant for University of Oslo, Norway	I - 10 II - 48 III - 150	Unknown	Randomized double-blind controlled	2013	Not concluded
COPD – Mayo Clinic	I		Effect on patients with Chronic Obstructive Pulmonary Disease	Mayo Clinic, MN, USA	15	Unknown	Open trial	2011	Not concluded
Anxiety in dental clinic	III		Effect on anxiety level before dental surgery	Private Clinic, IO, USA	81	81	Controlled - concluded	2010	Reducing the level of anxiety before dental surgery 110
Hot flashes in menopause	I		Effect of hot flashes on menopausal women	UCSF, USA	12	12	Open trial - concluded	2009	Improved parameters
Urgency incontinence	I		Effect of incontinence	UCSF, USA	30	30	Randomized controlled - concluded	2010	Improved parameters
Chronic stress	III			UCD, USA	170	Unknown	Randomized controlled - underway	2013	Not concluded
PTSD	II		Effect on patients with post-traumatic stress disorder	NCCAM grant to Oregon U, USA	100	Unknown	Randomized controlled - underway	2013	Not concluded
Nerve control in diabetics	I		Reducing sympathetic activity - physiological mechanism		30	Unknown	Randomized controlled - underway	Unknown	Not concluded

110	Morarend QA, Spector ML, Dawson DV, Clark SH, Holmes DC. The Use of a Respiratory Rate Biofeedback Device to Reduce Dental Anxiety: An Exploratory Investigation. Appl Psychophysiol Biofeedback. 2011 Mar 2.

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Until the date of this report, InterCure financed its investments in R&D through its own resources and grants received from the Chief Scientist, as explained below, as well as using the proceeds from offering its securities to the public and from investments in InterCure.

On June 18, 2007, InterCure received the Chief Scientist's approval for its R&D investments as an R&D company pursuant to the TASE's guideline definitions.

The following table presents R&D expenses and grants from the Chief Scientist in 2010-2012 (in U.S. dollars in thousands):

R&D expenses

	Year ended December 31,
	2012	2011	2010

Salaries and related expenses	55	204	244
Vehicle expenses	17	30	30
Materials and equipment maintenance	-	1	2
Foreign travel	-	1	2
Other	22	8	3
Share-based payment	-	(22)	9

Total	94	222	290

9.12.2	Development grants received by InterCure and their repayment

Below are data regarding grants received from the Chief Scientist: in 2010-2012, no grants were received from the Chief Scientist and no grants were approved in 2012. As of the date of this report, InterCure received the following grants from the Chief Scientist:

•	In 1997 and 1998, InterCure received grants totaling US$ 280,882 (NIS 1,151 thousand) for developing a non-medicinal product to treat hypertension (RESPeRATE), repaid in full.

•	In January 2004, InterCure received another grant totaling US$ 198,765 (NIS 896 thousand) for developing a device to treat CHF patients (letter of approval in file 32707). According to this letter of approval, InterCure was approved a budget facility of NIS 2,210,521 and a grant at 50%. In practice, InterCure received for this program a grant of US$ 198,765 (NIS 896 thousand).

•	Grants received in accordance with the Law for the Encouragement of Industrial Research and Development, 1984 ("the R&D Law") are generally repaid in the form of royalties from sales of products (and related services) based (in whole or in part) on the technology and knowhow developed in the context of the relevant R&D programs, until the entire grant amounts are repaid (linked to the dollar and bearing interest). If the production activity is taken outside of Israel, the repayment amount may be higher, ranging between 3% and 5% in royalties on future sales until full repayment of the grant, linked to the dollar and bearing interest of Libor, as updated from time to time.

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•	As for the grant InterCure received in 2004 for developing a device to treat CHF patients, as of the date of this report, InterCure has not commenced the marketing or sale of the technology developed in this program and therefore no royalties are paid by InterCure in its respect. In addition, an approval received from the Tmura Fund in January 2007 clarified that InterCure is exempt from paying royalties on said grant on sales of the hypertension device since the development activity in the CHF program did not contribute to improving the device. Nevertheless, it was ruled that if InterCure uses the knowhow developed in this program for improving/upgrading its products, it will be required to pay royalties on income from the upgraded device until the repayment of the full grants in said program.

•	In addition to the royalty liability described above, the receipt of grants from the Office of the Chief Scientist imposes various other restrictions on the recipients in accordance with the R&D Law such as restrictions on transferring the production outside of Israel or transferring knowhow developed through the grants (or based on such knowhow) to a third party in or outside of Israel. In addition, InterCure is required to provide notice of certain changes effected to the ownership structure in the grant recipient.

As a rule, the R&D Law states that any product developed in the context of an approved program will be manufactured in Israel unless its manufacturing abroad was approved in advance and based on the approved percentage. Subject to notifying the Office of the Chief Scientist, a company may manufacture not more than 10% (cumulative) of its original production capacity outside of Israel. Manufacturing abroad in excess of this rate requires the approval of the Office of the Chief Scientist and is subject to royalties at a higher rate, which could be material, and at a larger scope, up to a maximum of 120%, 150% or 300% of the grants received for said program, based on the percentage of foreign manufacturing (up to 50%, over 50% and over 90%, respectively). The above does not apply to foreign manufacturing approved in return for importing an alternative manufacturing activity into Israel, which is not subject to increased royalties.

The R&D Law also states that the transfer of knowhow developed through Chief Scientist grants (or based on such knowhow) to a third party in or outside of Israel is subject to the Chief Scientist's approval. As a rule, the transfer of such knowhow outside of Israel, as approved by the Chief Scientist, is subject to a certain fee (according to predetermined formulas) or, in certain circumstances, to the receipt of alternative knowhow or knowledge sharing in the context of joint and new R&D activity.

Moreover, the receipt of grants from the Office of the Chief Scientist is subject to filing a report to the Office of the Chief Scientist in the event of specific changes in the ownership structure in the grant recipient. According to the R&D Law, a company, its controlling shareholders or a foreign interested party therein must notify the Office of the Chief Scientist in any event of change in control in the company or change in the composition of ownership which renders a non-Israeli resident into a direct interested party in the company. Moreover, the foreign interested party must confirm its compliance with the R&D Law and its regulations in writing to the Office of the Chief Scientist.

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The restrictions described above continue to apply to the relevant companies even after the repayment of full royalties in respect of grants received.

•	In September 2008, InterCure filed an application to the Office of the Chief Scientist for allowing the foreign manufacture of the RESPeRATE Ultra at a rate that exceeds 10% but is lower than 50%. On August 6, 2009, the Office of the Chief Scientist notified InterCure that its application was rejected. On September 17, 2009, InterCure applied to the Office of the Chief Scientist for re-deliberating the request. To date, no re-hearing was scheduled and InterCure has no intention of pursuing its appeal. It should be noted that InterCure has obtained a legal opinion which supports its argument that the manufacture of the RESPeRATE Ultra in China is not in violation with the R&D Law.

As of the date of this report, InterCure is in compliance with all the terms of the letter of approval and estimates that it will be able to continue to comply with them in the future.

9.13	Intangible assets

9.13.1	General

InterCure has knowhow relating to the development of products in the medical devices segment which consists, among others, of information, data, reports, intellectual property, sketches, technical specs, software programs, algorithms, list of potential distributors and plans. InterCure takes all the necessary steps and invests considerable resources in order to protect its business and any other knowhow relating to its products and business by registering patents in various countries around the world. In addition, InterCure enters into confidentiality agreements with third parties that are exposed to its information, in whole or in part, including its employees and suppliers and various subcontractors or makes sure that the engagement agreements have a confidentiality clause.

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9.13.2	The following table summarizes information and data about InterCure's patents

#	Patent name	Patent description	Patent number	Patent rights (ownership)	Expected date of patent expiration	Priority date	Date of application filing 111	Countries of approval	Countries where the application was filed
1	Apparatus and method for manipulating biological rhythmic patterns	Apparatus that produces music-like sound patterns of biorhythmic activity which interactively monitors the biorhythmic activity of the body of a user.	US 5076281	InterCure	31/12/2008	31.5.88	31.5.88	Israel, U.S.	Israel, U.S., Hong Kong

2	Stress detecting apparatus and method for monitoring respiration	A respiratory sensor in the shape of a belt that mainly responds to forces applied thereon.	US 5423328	InterCure	19/01/2014	20.1.93	19.1.94	Israel, U.S., Japan	Israel, U.S., Japan

3	Systems and methods for beneficial modification of biorhythmic activity	Modifying biorhythmic activity by creating signals that guide the users to modify certain non-biorhythmic activity parameters that are specific to breathing monitored by a respiration sensor placed on a belt.	US 5800337	InterCure	22/01/2016	22.1.96	21.1.96	U.S.	U.S.

4	Modification of biorhythmic activity	Modifying biorhythmic activity by creating signals that guide the users to modify certain non-biorhythmic activity parameters.	US 6090037	InterCure	21/01/2017	21.1.96	21.1.97	Israel, U.S., Canada, Austria, Belgium, France, Germany, Switzerland, Italy, Sweden, Spain, Denmark, the Netherlands, the UK and Japan	Israel, U.S., Canada, Austria, Belgium, France, Germany, Switzerland, Italy, Sweden, Spain, Denmark, the Netherlands, the UK and Japan

5	Interventive- diagnostic device	Therapeutic apparatus for improving health using several configurations and applications, including biorhythmic activity sensor and another sensor for measuring progress.	PCT/IL00/00400	InterCure	2019	6.7.99	Israel: 6/7/1999. US: 6.7.00	Israel, U.S., Europe 112, Hong Kong	Israel, U.S.

111	Relating to the next stage after the initial filing which is either international or in a specific country.
112	The application was removed due to cost considerations.
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#	Patent name	Patent description	Patent number	Patent rights (ownership)	Expected date of patent expiration	Priority date	Date of application filing 111	Countries of approval	Countries where the application was filed
6	Interventive- diagnostic device	Therapeutic apparatus for improving health using several configurations and applications, including a respiration sensor adapted to respond to mechanical effort 113.	US 7717858	InterCure	15/12/2024	6.7.99	15/10/2003 6.7.00	U.S.	U.S.
7	Interventive- diagnostic device	Therapeutic apparatus for improving health using several configurations and applications, including a music-like sound pattern based on biorhythmic models.	US 8183453	InterCure	06/07/2020	6.7.99	21/4/2009 6.7.00	U.S.	U.S.
8	Interventive- diagnostic device (4)	Therapeutic apparatus for improving health using several configurations and applications, including remote-controlled modification of biorhythmic activity in response to measurable physiological activity.		InterCure	06/07/2020	6.7.99	15/5/2012 6.7.00	US	US
9	Generalized metronome for modification of biorhythmic activity	Apparatus and system for modification of biorhythmic activity patterns in a non-monitored manner.	PCT/IL03/00649 (10/524,056)	InterCure	06/08/2023	9.8.02	6.8.03	Israel, U.S., Europe, Japan 112, South Korea 112, India, China, Hong Kong, Canada	India, China, Hong Kong
10	Apparatus and method for beneficial modification of biorhythmic activity	Therapeutic apparatus for improving health using several configurations and applications, including a sensor that measures activity and a sensor that measures progress.	PCT/IL03/01053	InterCure	2022	13.12.02	US: 13/12/2002 ROW: 10.12.03	Israel, U.S., Europe 112, Canada, China, Japan, India, New Zealand, Singapore, Australia, South Korea 112
11	Apparatus and method for breathing pattern determination using a microphone	Apparatus and method for monitoring breathing using a standard microphone.	PCT/IL05/000778 US 7850619	InterCure	21/07/2025 07/07/2027	23.7.04	21.7.05	Israel 112, U.S., Europe 112, India 112, Canada 112, China 112, Singapore, Japan 112, Australia 112, South Korea 112	Singapore, U.S.

12	Apparatus and method for breathing pattern determination using a non-contact microphone	Apparatus and method for filtering a signal.	US11/958083 allowed 12/3/2013	InterCure	27/12/2028	23.7.04	17.12.07 21/7/2005	US	U.S.

113	Describes the sensor used in InterCure's principal product.

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InterCure has a variety of patents registered in various countries and several pending patent applications filed in a variety of countries, as detailed above.

Patent related costs (including registration and management) in 2012 totaled US$ 18 thousand compared to US$ 45 thousand in 2011 and US$ 76 thousand in 2010.

InterCure's first patent, the device and method for effecting rhythmic body activity ("the first patent"), expired on May 30, 2009 in the U.S. and on May 31, 2008 in Israel. InterCure's other patents are in effect until 2013 or later, based on the later of the priority date or the international application filing date.

The firs patent protects, among others, the technology and apparatus that include a biorhythmic activity sensor that processes the biorhythmic activity and transfers signals to the CPU, which transfers breathing pattern parameters and sound pattern synthesizer for producing music-like sound pattern signals having a rhythm which is non-identical to the rhythm of the biorhythmic activity.

The apparatus is based on the first patent's technology and on the patent protected modification of biorhythmic activity technology ("the second patent"). The second patent protects, among others, a system for modifying the natural biorhythmic activity by changing at least one feature of the biorhythmic activity other than frequency. InterCure's accumulated experience demonstrates that using the second patent's protected principles (modification of breathing pattern) is essential to the clinical activity observed in treating hypertension and heart diseases. This need has been recognized as early as the inception of InterCure's activity and in fact, all the clinically tested devices are based on the second patent's principles.

InterCure estimates that the expiration of the first patent did not and/or will not materially impair the device's IP protection given that the device will continue to be protected by patents Nos. 3 and 4 in effect until 2017 and by patent No. 10 in effect until 2023. More protection is provided by patent No. 6 which accurately describes the product's sensor, and by patent No. 7 which describes the sound patterns that guide the breathing patterns, in effect until 2020.

Moreover, on November 7, 2011, InterCure entered into a license agreement with Yazmonit Ltd. (a company controlled by Dr. Benjamin Gavish, director and interested party at the time) ("Yazmonit") whereby InterCure granted Yazmonit an indefinite license to exclusively use the patent and technology rights relating to an unutilized portion of InterCure's IP and the right to use the RESPeRATE trademark owned by it for a total consideration US$ 25,000. See details of the license agreement in the Company's directors' report for 2012.

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9.13.3	Trademarks

InterCure and InterCure Inc. have the following registered trademarks:

Registered trademark details	International classification 114	Country
RESPeRATE	10	Israel
InterCure	10	U.S.
RESPeRATE	10, 42	U.S.
InterCure	10, 42	EU
RESPeRATE	10	EU
RESPeRATE	10	South Korea
RESPeRATE	10	China
RESPeRATE	10	Japan

InterCure renews said trademarks on an ongoing basis in return for immaterial amounts.

As stated above, InterCure is acting to advertise the RESPeRATE brand name. This brand name as well as InterCure's name is critical to its sales and activities given the connection between the brand name and the device sold by it.

9.13.4	URL addresses

InterCure has different registered URL addresses, including www.resperate.com, and a variety of domain suffixes, including of the main countries in which it operates. The expenses incurred in registering URL addresses are immaterial. InterCure renews them on an ongoing basis.

9.14	Human capital

9.14.1	Organizational structure

Below is a chart describing InterCure's organizational structure (with its subsidiaries, sub-subsidiaries in the Group) as of the report date:

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9.14.2	InterCure's employee headcount

As of the date of this report, InterCure (and its subsidiaries) has 10 employees and service providers as follows:

	As of the date of this report		As of December 31, 2012
Department	Employees	Service providers	Employees	Service providers
Marketing, sales, marketing operations and business development	2	4	5	1
Management, finances and administration	2	4	1	3
R&D, production and logistics (including Chief Scientist and regulation)	0	1 (part time)	1 (part time)	2
Total	4	9	7	6

See details of material changes in InterCure's employee headcount in paragraph 19.4.7 below.

InterCure's medical director heads the clinical research and regulation department and is in charge of scientific developments, scientific publications, supervision, regulatory and clinical issues and IP.

In his capacity, InterCure's CEO supervises the operations of Gibuv, a supplier which provides InterCure online marketing services and is a leading factor in the product's online selling process and responsible for the supervision of InterCure's creative and tele-sale systems, . the operating and logistic activities in the U.S. and the UK.

The development officer is in charge of InterCure's development and production department which handles all the product areas, including upgrading existing products and developing new products. The management of acquisitions and production is outsourced. This department is also responsible for QA which is being conducted by InterCure's QA and regulatory manager (external advisor). Starting from 2012, the development officer grants services to InterCure as a subcontractor.

InterCure is not dependent of any of its employees and officers.

The officer in InterCure in charge of handling and managing InterCure's IP and intangible assets is Prof. Reuven Zimlichman, a medical professor with a PhD from the Hebrew University of Jerusalem with honors. He serves as Head of the Hypertension Institute at the Wolfson Medical Center, Director of the Cardiovascular Research Institute at the Tel-Aviv University Faculty of Medicine, Assistant Dean of the faculty and Head of the School of Continuing Education.

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9.14.3	Scientific Advisory Board

Some of the world's leading physicians and scientists (from Israel as well), specializing in hypertension, serve as members of InterCure's Scientific Advisory Board ("the Advisory Board"). The Advisory Board mainly advises InterCure on issues of medical development and marketing, including managing the medical community's product labeling requirements, planning pre-clinical and clinical trials and publishing their results. The status of the members of the Advisory Board is that of advisors whose recommendations are not binding to InterCure. In the ten years of the Advisory Board's operation, InterCure has granted all six members a collective number of 130,000 options which have since expired and paid them an overall advisory fee of a little under US$ 100,000. In 2012, 2011 and 2010 and through the date of this report, the members of the Advisory Board have not received remuneration.

The Advisory Board is comprised as follows:

Name of member	Education	Professional experience	Type of remuneration for the services
Prof. Henry Black, M.D.	Professor of Internal Medicine, New York University School of Medicine in New York City.	Former President of the American Society of Hypertension, former Dean of Research at the Rush Medical College in Chicago and Chairperson of the Department of Preventive Medicine at Rush University.	Payment by hourly rate according to the scope of consulting provided based on InterCure's needs in coordination with management.

Jay N. Cohn, M.D.	Professor of Medicine, Cardiovascular Division, Department of Medicine at the University of Minnesota Medical School in Minneapolis.	Former President of the American Society of Hypertension and the International Society of Hypertension, founder of the Heart Failure Society of America, former President of the Israeli Society of Hypertension, Head of Internal Medicine Department in the Chaim Sheba Medical Center, Tel-Hashomer.

Joseph L. Izzo, M.D.	Professor of Medicine, Pharmacology and Toxicology at the University at Buffalo, New York.	Former Treasurer of the American Society of Hypertension.

Giuseppe Mancia, M.D.	Chairman of the Department of Clinical Medicine, Prevention and Applied Biotechnologies, University of Milan-Bicocca, Italy.	Past president of the European Society of Hypertension.

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9.14.4	InterCure's investment in training programs

InterCure invests resources in training its employees for their various positions, as needed and based on available economic resources.

9.14.5	Option plans for employees and directors

InterCure has option plans for employees and non-employees.

•	On July 25, 2012, 1,484,551 options were allocated to the then CEO of the consolidated Company (InterCure) which are exercisable into 1,484,551 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per warrant based on the share price of InterCure as determined in the debt settlement of InterCure. The fair value of all the options according to the Black-Scholes model pursuant to IFRS 2 as at the date of grant was approximately $ 132 thousand. Following the conclusion of the term of InterCure's CEO on January 25, 2013, 1,237,126 warrants were forfeited and 247,425 warrants became exercisable for a period of 90 days from the date of conclusion of term until April 24, 2013. If these warrants are not exercised until said date, they will expire. In addition, 1,000,000 stock options were allocated to InterCure's Deputy CEO and CFO which are exercisable into 1,000,000 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per option, based on InterCure's share price as determined in the debt settlement of InterCure. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as at the date of grant was approximately $ 88 thousand. The exercise period of the stock options granted to the then CEO, and to the Deputy CEO and CFO is a maximum of ten years from the date of allocation. The options vest in 12 equal quarterly portions over a period of three years from the grant date.

•	On September 3, 2012, in an extraordinary meeting of InterCure's shareholders, 75,000 options were allocated to each of four directors in InterCure which are exercisable into 300,000 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as at the date of the approval of InterCure's extraordinary meeting was approximately $ 26 thousand. The exercise period of the options is a maximum of ten years from the allocation date. The warrants vest in 12 equal quarterly portions over a period of three years from the grant date.

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9.14.6	Employment agreements

InterCure enters into personal labor contracts with its employees. These contracts may be terminated early by either party by providing a 30-day advance notice, except for certain employees (including executives) for whom the advance notice period is longer. These employment contracts prescribe the employees' employment terms, social benefits and other applicable rights (such as annual vacation, sick leave, vehicle or travel expenses, participation in mobile phone maintenance), contributions to executive insurance policies and to an advanced study fund. The employment agreements also include an undertaking to maintain confidentiality, protect intellectual property and a non-competition clause.

As a rule, InterCure has a policy of improving the employment terms of its employees over their period of employment, subject to performance. Improved terms may be expressed by adding or upgrading terms such as advanced study fund, options, non-recurring bonuses, salary increases and added vacation days.

InterCure Inc. has employees under employment agreements (in the format of engagement letters). These agreements can be terminated early by either party by providing an advance notice of 14 days, except for certain employees (including executives) for whom the advance notice period is longer. These employment agreements prescribe the employees' employment terms and social benefits (annual vacation, medical insurance, dental insurance, reimbursement of expenses) and the employees' undertaking to maintain confidentiality, protect intellectual property and adhere to a non-competition clause. As of the date of the report, InterCure UK has no employees.

9.14.7	Material changes in the employee headcount in 2012

In 2012, in order to reduce costs, InterCure continued its efforts to minimize the number of permanent employees, including the termination of the employment of InterCure's VP and InterCure's director of operations in the UK and hiring the director of operations as a subcontractor.

Following the debt refinancing, there were changes in InterCure's management personnel, including the CEO, the CFO, the Head Scientist and the Board members (apart from one external director) as follows:

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•	On July 23, 2012, following the debt refinancing, Mr. Daniel Plotkin, Dr. Benjamin Gavish, Dr. Arie Ovadia and Mr. Erez Gavish all terminated their service as directors in InterCure and Mr. Amit Yonay, Mr. David Grossman, Mr. Moshe Misgav and Mr. Yoav Waizer were appointed as directors on InterCure's Board.

•	On July 25, 2012, Mr. Amit Yonay was appointed as Chairman of InterCure's Board.

•	On July 25, 2012, Mr. Ronen Twito was appointed as InterCure's Deputy CEO.

•	On July 25, 2012, CPA Shlomo Nimrodi concluded his service as InterCure's internal auditor. On the same date, CPA Daniel Shapira was appointed as InterCure's internal auditor.

•	On September 3, 2012, Mr. Ronen Twito was appointed as InterCure's CFO.

•	On September 3, 2012, Mr. Guy Amodi concluded his service as external director and Mrs. Yaniva Pepel Weitz was appointed as InterCure's external director.

•	On November 28, 2012, Mr. Erez Gavish concluded his service as InterCure's CEO.

•	On November 28, 2012, Mr. Ronen Twito was appointed as InterCure's temporary CEO and terminated his service as Deputy CEO.

•	On December 12, 2012, Mr. Omri Batzir was appointed as comptroller and officer in charge of financial affairs in InterCure and Mr. Ronen Twito terminated his service as InterCure's CFO.

9.15	Raw materials and suppliers

9.15.1	Subcontractors

As of the date of the report and since 2003, InterCure has been manufacturing the device (and its different versions) on a turnkey basis by an independent subcontractor which is unrelated to InterCure's interested parties ("the subcontractor"). InterCure orders some of the device's raw materials for the subcontractor from time to time, mainly the more expensive ones, or negotiates with suppliers of raw materials due to profit considerations and offsets the price paid by it to the subcontractor.

In the event that a certain supplier or suppliers need to be replaced for whatever reason, InterCure will be required to train the new supplier and provide it with the knowhow underlying the manufacturing process and the new supplier will be required to purchase the raw materials for the manufacturing process. InterCure assesses that a process of training a new supplier will take several months, in which case InterCure will be prepared in terms of inventory for the relevant period.

In 2012, 2011 and 2010, InterCure's expenses in respect of the subcontractor accounted for about 61%, 72% and 67% of total cost of sales, respectively.

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9.15.2	The main raw materials used in the area of activity

InterCure's products include both purchased components ("shelf components") such as solid-state electronic components and tailored components developed according to customized specs such as injection of plastic part, machining etc. Most tailored components are manufactured in China whereas the shelf components are made in the U.S., Europe and the Far East and purchased by InterCure's main subcontractors.

Most components can be purchased and supplied within eight weeks at the most but the purchase and supply of a small number of components may take up to 22 weeks. InterCure prepares for the purchase of the components with a prolonged purchase process in advance by providing appropriate manufacturing forecasts to the relevant subcontractors, maintaining a minimum inventory of the various components and/or signing annual agreements with the component suppliers. As of the date of this report, there are two shelf components, the sound and CPU, which do not have an immediately available alternative manufacturer. If these components become unavailable, it will take several months and an immaterial expense to modify plans and locate similar components.

9.16	Working capital

9.16.1	Policy of holding inventories of raw materials

InterCure generally does not hold inventories of raw materials. The purchase of raw materials is done by the subcontractor (see paragraph 9.15.1 above), except in case a component is upgraded or technologically modified.

As a result of InterCure's credit policy described in paragraph 9.16.5 below, InterCure's balance of trade receivables decreased in relation to the scope of sales (24 days in 2012, 35 days in 2011 and 56 days in 2010 - the average customer credit days decreased in 2010-2012 due to the increase in the scope of sales to the direct distribution channels). The Company provides credit to suppliers of 30-60 credit days. The actual average credit days in 2012-2010 are as follows:

	2012	2011	2010
Average suppliers' credit days	99	85	88

9.16.2	Policy of holding inventories of finished products

The majority of InterCure's inventory of finished products is held at the warehouses of its logistic subcontractors in the U.S., the UK and Canada. The number of finished products is derived from the anticipated cope of sales in the U.S., UK and Canadian markets. InterCure also holds a small inventory in Israel and New York.

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9.16.3	Merchandise return policy

InterCure has a product return policy based on a full refund less handling and shipping costs if the product is returned within 30 days 115 from receipt by the customer. The returned devices go through a refurbishing process (such as replacing the package, batteries etc.) and resold as refurbished products (by providing proper disclosure to the customer and in conformity with the relevant country's applicable laws) or provided to the customer as an alternative product to replace a defective product in the warranty period based on the warranty terms. InterCure regularly examines the scope and rate of device returns, including according to countries and marketing channels (and including direct sales as opposed to sales by distributors).

9.16.4	Policy of providing product warranty

InterCure provides its customers full warranty for its products for a period of twelve (12) months, except in countries of the EU where the warranty period is 24 months. If a warranty certificate has been purchased/received, the warranty period will be three years. The difference between the warranty periods arises from legal requirements in the EU. According to InterCure's policy, a defective product returned during the product return period (30-60 days as above) is replaced with a new identical product whereas a product returned after a longer period within the warranty period is replaced by a refurbished product. In 2012, the percentage of malfunctioning devices returned to InterCure was less than 0.5%. In this context it should be noted that InterCure sells separate warranty periods (of up to three years from the date of purchase), see details in paragraph 3.2.1.8 above.

9.16.5	Credit policy

InterCure's credit policy addresses its two types of product consumers: private consumers who purchase the products directly from InterCure and consumers who purchase the products from local resellers. Most private consumers use a credit card as the means of payment. The credit card is automatically inspected by InterCure's IT systems and once it is cleared by the credit card company, the customer's order is admitted and a shipment order is delivered to the logistics company. As of the date of the report, the payment clearance is usually done within 2-5 days in the U.S. and two weeks in the UK. InterCure allows private consumers in the U.S. to use eChecks where the payment is immediately withdrawn from the consumer's bank account through PayPal. In addition, InterCure allows its customers to purchase the device in up to ten installments or using standard standing orders. In such case, product shipment is carried out after the check is cleared by the bank. The credit policy for resellers is separately determined with each reseller at 0-75 credit days.

9.17	Investments

Through the report date, InterCure has invested a total of approximately US$ 583 thousand in various IT systems and showcases and in their installation. In 2012, IntreCure invested a total of US$ 153 thousand in software that is used for analytics and for preparing executive reports for analysis.

115	In certain cases, the product can be refunded within 60 days from purchase.

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9.18	Financing

9.18.1	Capital raising

On July 26, 2007, InterCure completed its IPO on the TASE in which it offered to the public 3,000,000 registered Ordinary shares of NIS 0.01 par value each, NIS 41,000,000 par value of debentures (series A) convertible into InterCure shares and 1,500,000 registered stock options (series 1) that are exercisable into IntreCure shares.

In 2011, approximately NIS 272,834 par value of debentures (series A) were converted into Ordinary shares of InterCure of NIS 0.01 par value each.

In 2011, no stock options (series 1) were exercised.

On July 12, 2011, 1,606,656 stock options (series 1) expired.

As for InterCure's debt refinancing, which in its framework, the debentures were delisted (series A). See paragraph 2.1(n) above.

9.18.2	The corporation's assessment of the need to raise additional resources

As of the date of this report, InterCure has a cash balance of approximately US$ 650 thousand and financial assets with a fair value of approximately US$ 2,300 thousand. Moreover, InterCure is considering obtaining additional financial resources to allow it faster and more growth.

InterCure's intentions with respect to raising capital and financial resources represent forward-looking information, as defined in the Israeli Securities Law. The timetables and completion of these steps, if at all, may be materially different from those anticipated above as a result of various factors which are not under InterCure's control and as a result of the realization of any of the risk factors described herein.

9.18.3	Charges

As of the date of this report, InterCure has no charges. It should be noted that a cash balance of approximately US$ 200 thousand is held to secure documentary credit extended to a supplier of products of InterCure.

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9.19	Taxation

9.19.1	Income Tax (Inflationary Adjustments) Law, 1985

According to the law, until the end of 2007, the results for tax purposes in Israel were adjusted for the changes in the Israeli CPI. In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation (in respect of depreciable assets purchased after the 2007 tax year).

InterCure Inc. is taxed according to the tax laws in the U.S. and InterCure UK is taxed according to the tax laws in the U.K.

9.19.2	Tax rates applicable to InterCure and its subsidiaries (the Group's sub-subsidiaries)

•	InterCure

The Israeli corporate tax rate was 26% in 2009, 25% in 2010, 24% in 2011 and 255 in 2012.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale. A temporary provision for 2006-2009 stipulates that the sale of an asset other than a quoted security (excluding goodwill that was not acquired) that had been purchased prior to January 1, 2003, and sold by December 31, 2009, is subject to corporate tax as follows: the part of the real capital gain that is linearly attributed to the period prior to December 31, 2002 is subject to the corporate tax rate in the year of sale as set forth in the Israeli Income Tax Ordinance, and the part of the real capital gain that is linearly attributed to the period from January 1, 2003 through the date of sale is subject to tax at a rate of 25%.

On December 5, 2011, the "Knesset" (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

•	InterCure Inc.

The tax rates applicable to InterCure Inc. whose place of incorporation, as stated, is the U.S. are Corporate tax (progressive) at the rate of up to 35% plus State tax and Local tax at rates that depend on the state and city where InterCure Inc. conducts its business. In New York State, where InterCure offices are located, the State tax is at the rate of 7.5%.

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•	InterCure UK

The tax rates applicable to InterCure UK whose place of incorporation is the U.K. are corporate tax (progressive) at the rate of up to 28%. As of the reporting date, InterCure UK has not yet commenced operations.

•	Carryforward losses

InterCure has carryforward business losses and capital losses which total approximately US$ 14 as of December 31, 2012.

InterCure's subsidiary (the Group's sub-subsidiary) has carryforward business losses and capital losses which total approximately US$ 24 as of December 31, 2012. It should be noted that following the composition of creditors agreed upon in July 2012 in which the control over InterCure was changed, the utilization of said losses is limited and they are expected to be significantly reduced according to internal U.S. laws.

Deferred tax assets relating to carryforward business losses were not recognized because their utilization in the foreseeable future is not probable.

•	Tax assessments

InterCure has received final tax assessments through the 2007 tax year. The subsidiaries (Group's sub-subsidiaries) have not received tax assessments since their incorporation (excluding immaterial registration taxes in the State of Delaware, U.S.).

•	Approved enterprise

In August 1999, InterCure received an "approved enterprise" status pursuant to the Law for the Encouragement of Capital Investments, 1959 ("the Law") under the alternative track. On July 19, 2005, the final performance approval relating to this letter of approval was received. Total approved investments added up to NIS 865,200. The year of operation as determined in the final performance approval is 2001.

According to the Law, InterCure is entitled to various tax benefits by virtue of the "approved enterprise" status granted to part of its production facilities under the alternative track. These tax benefits comprise tax exemption for a period of two years and tax at reduced rate for further five years from the beginning of the benefit period for that part of taxable income earned from approved enterprise that was recognized by the Investment Center. InterCure is eligible for deduction of accelerated depreciation on fixed assets used by the approved enterprise. As of the reporting date, the benefit period has not yet begun.

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The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letter of approval according to which the investment in the approved enterprise was made, among others, InterCure is required to report to the Investment Center on any change in its condition, in carrying out the plan or making the investments that may have a significant effect on accomplishing the plan. Receiving the benefits is conditional upon the proper management of appropriate accounting records; change in the composition of right holders, including as a result of a public offering in a cumulative rate of over 49% and a private placement in any rate whatsoever, between the period of carrying out the plan and the end of the benefit period is subject to the approval of the Investment Center (a company that issues shares and/or convertible debentures on a stock exchange representing up to 49% of ownership of the Company is relieved from receiving an advance approval and is required to report to the Investment Center within 60 days from the issue date). Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits including interest. As of the reporting date, InterCure is meeting all the conditions in the letter of approval and it believes that it will continue to satisfy them in the future too. On January 6, 2005, InterCure received a letter of approval for an expansion plan under the alternative track. The performance date was scheduled for January 6, 2007. Total approved investments under this plan added up to NIS 362,000.

As of the date of the end of the plan, InterCure has practically made all the approved investment.

On July 8, 2009, the final performance approval relating to this letter of approval was received. Total approved investments added up to NIS 255,693. The year of operation as determined in the final performance approval is 2005.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, as abovementioned. Further, an additional condition for receiving the benefits under the approval from July 8, 2009 is implementing the marketing plan as described in InterCure's letter from 2005 and maintaining the scope of sales and their ratios as set forth in the above letter.

In August 2005, InterCure filed a request with the Investment Center to receive the status of an enterprise that specializes in high-tech sales. On July 31, 2006 (update No. 1 to the letter of approval from January 6, 2005 which was received on August 3, 2006), the Investment Center approved the request and InterCure was recognized as an enterprise with high-tech sales characteristic. For computing the base turnover according to erosion of base turnover procedure, InterCure may deduct in any of the tax benefit years the base turnover by 10% provided that the conditions of the procedure are fulfilled. The detailed approval is relevant for approved plans that were implemented through 2004.

On January 28, 2006, InterCure filed a request to be regarded as a beneficiary enterprise (approved) according to Amendment No. 60 to the Law. In 2011, InterCure no longer handles the request.

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9.20	Restrictions and oversight applicable to the corporation's activities

9.20.1	Compliance with laws and regulations

To the best of InterCure's knowledge, it is in compliance with the material legal requirements and regulations applicable to it in its various countries of operation, as specified below. InterCure's activity is subject to compliance with the laws of the State of Israel by virtue of its incorporation in Israel and the offering of its securities to the Israeli public as well as to compliance with the authorities' standards and regulations applicable to the products that it markets in the U.S., Europe, Canada and other markets of operation. The requirements underlying the approval for the sale of InterCure's products and the duration of the inspections performed by the authorities and the costs thereof vary from country to country. The absence of a license to market InterCure's products or services in a specific country and the subsequent inability to sell these products or services will adversely affect InetrCure's revenues.

In addition, InterCure's publications are supervised by statutory entities that are governed by the relevant truth in advertising laws (such as the U.S. Federal Trade Commission, "FTC") and non-statutory non-profit consumer protection organizations whose rules are not legally binding but may have a significant effect on InterCure's advertising activity. InterCure maintains constant contact with these non-statutory non-profit organizations in the U.S. and the UK in order to ascertain that it complies with their local standards.

In 2003, the European Parliament passed a directive proscribing the use of lead and other hazardous substances. This regulation, known as the restriction of the use of certain hazardous substances in electrical and electronic equipment, "RoHS"), became a binding standard in the countries of the EU effective from early 2008. This directive applies to the majority of electrical and electronic products, apart from those used in military/space, medical, server and automobile applications. In addition, InterCure complies with the European WEEE in the UK - Directive EC/2002/96 - which aims to prevent the accumulation of waste electrical and electronic equipment and increase the recovery and recycling potential of this type of waste. The Directive also prescribes provisions for reusing, recycling or partially using products at the end of their lifecycle.

InterCure has all the regulatory approvals needed for marketing its products in the U.S., Europe, Canada and other countries as specified above.

9.20.2	The U.S. market - the FDA, FTC and other organizations

To the best of InterCure's knowledge, based on commonly available publications, the FDA, which is a federal organization forming part of the U.S. Department of Health and Human Services, is entrusted with protecting the health of the U.S. public by enacting and enforcing high product standards through various regulatory requirements and the provisions of the Federal Food, Drug and Cosmetic Act ("the FDC Act"). The provisions of the FDC Act are designed to secure the safety and efficacy of such products as drugs for consumption by humans and for veterinarian purposes, biological products and medical devices. Foreign companies which manufacture medical devices for export to the U.S. are required to meet the FDA's regulatory requirements as well as other potential regulatory requirements in various U.S. states before exporting their medical devices and even afterwards, since the FDA does not recognize regulatory approvals granted by foreign institutions.

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Among others, FDA requirements consist of manufacturing medical devices in conformity with QA regulations, obtaining scientific reports of medical devices, appointing a U.S. agent and allowing FDA representatives to supervise the manufacturing process at the plant.

In the U.S., the FDA classifies medical devices into three classes based on their level of risk or indication. The method of supervision varies for each class to assure the safety and effectiveness of products. The first class imposes very few requirements on the manufacturer or importer for obtaining FDA approval whereas the third class imposes numerous requirements. The first and second classes require filing a 510K application, unless the product is exempt. The third class requires filing a Premarketing Approval ("PMA") application. A 510K application consists of proof that the device in question is substantially equivalent in terms of safety and effectiveness to a device already marketed in the U.S. A PMA application is required for devices of the third class which are life supporting or have a critical role in preventing injury, devices which substantially bear a higher risk or are unlike any other previously cleared device. The PMA process is significantly longer and costlier than the 510K process, but it provides the original applicant several years of "exclusiveness". In addition, in certain cases, the FDA allows devices with a relatively low risk that have applied for a new indication under the PMA track to apply for a 510K approval consisting of clinical trials for proving the ne indication. This process, as undergone by InterCure, actually represents an interim class between the standard 510K process and the PMA process. In this case, it is not enough for an applicant to prove that its product is substantially equivalent to InterCure's product to obtain marketing approval but also has to prove the effectiveness and safety of the new product based on the sought indication through clinical trials.

In May 2000, after having completed the first three clinical trials conducted in Israel, InterCure obtained its first FDA approval for marketing the RESPeRATE with a specific indication for lowering blood pressure accompanied by medicinal/non-medicinal therapy under a doctor's prescription. In July 2002, InterCure obtained approval for marketing the device without a doctor's prescription after having completed another clinical trial conducted in several medical centers in the U.S. The device which is marketed in the U.S. obtained a 510K classification approval by the FDA after its safety and effectiveness in treating hypertension had been proven. This is the first device ever approved with an indication for treating hypertension and stress.

InterCure is committed to market this product only for the purposes for which it was approved and to act in compliance with the Medical Device Reporting Regulations which require it to report any incidents of death or severe injury resulting from the use of the product. Moreover, InterCure's production facilities are required to meet FDA regulations and are potentially subject to inspection by the FDA, as is InterCure's compliance with the Quality Systems Registrars ("QSR"). Among others, InterCure is required to operate in accordance with written procedures, manufacture its products according to the manufacturer's instructions, inspect the manufacturing process and investigate and document any malfunctions therein. InterCure is listed at the FDA as manufacturer and developer. Its main subcontractor is also listed at the FDA as a contractual manufacturer. InterCure's non-compliance with FDA requirements, including QSR requirements, will affect its ability to manufacture, supply and/or sell its products.

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Moreover, non-compliance with regulatory requirements regarding medical devices will lead to both civil and criminal sanctions initiated against InterCure, including issuing a public warning against its product, refusal to grant approval to marketing and selling new products or cancellation of existing marketing and selling licenses. For more details of InterCure's risk factors regarding FDA approval for its products, see paragraph 9.26 below.

The following table presents the data of FDA approvals obtained by InterCure:

Name of FDA approved Medical Device	RESPI-LOW Biofeedback Device	RESPERATE MODEL RR-150
The indication	Relaxation treatment for the reduction of stress by leading the user through interactively guided and monitored breathing exercises. Adjunctive treatment for high blood pressure.	Relaxation treatment for the reduction of stress by leading the user through interactively guided and monitored breathing exercises. Adjunctive treatment for high blood pressure.

Approval Process	510(K) ; Class II	510(K) ; Class II

Approval Number	K000405	K020399

Effective Date of Approval	5/2000	7/2002

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9.20.3	The European common market - CE Marking

The CE Mark is the EU's stamp of approval for products which represents the manufacturer's statement that the product meets the required criteria and technical specs of the relevant authorities such as health, safety and environmental protection. The CE Marking guarantees free trade between EU countries and EFTA countries (Iceland, Lichtenstein and Norway) and allows the law enforcement and customs authorities in European countries to proscribe the marketing of similar products without a CE Marking. Based on the Medical Devices Directive (93/42/EEC), effective from June 14, 1998, manufacturers of medical devices must comply with this directive. A "medical device" is defined as an apparatus or substance used to treat humans, including for diagnosis and therapy purposes. The control process and the receipt of a CE Marking require the product to meet certain technical specs and to comply with the manufacturer's quality management system. The notified bodies are in charge of granting the CE Marking and subject the companies to annual inspections.

In June 2007, InterCure received a letter from the Medicines and Healthcare products Regulatory Agency ("MHRA") stating that the latter has objections as to the classification of InterCure's device in the UK as class I (as recently defined) or class IIa 116. A class IIa medical device must be externally inspected by a notified body approved by the European authorities to assure compliance with standards and safety requirements as well as technical and clinical aspects of the device.

In December 2007, the device was reclassified as class IIa and received the CE Marking (number 0473), including a specific indication for treating hypertension, after having met the inspection of the notified body approved by the European authorities - Intertek Services Ltd. AMTAC Certification 1. The MHRA later approved that the new classification meets its requirements. This approval must be renewed annually. As explained below, InterCure is also subject to the inspection of the notified body Intertek 117, for approving the product marketed in Europe and to assure the continued validation of the ISO approvals as specified in paragraph 9.20.9 below.

The following table presents data of European approvals obtained by InterCure:

Name of FDA approved Medical Device	RESPeRATE and RESPeRATE ULTRA
The Indication	Relaxation treatment for the reduction of stress by leading the user through interactively guided and monitored breathing exercises. The device is indicated for use only as an adjunctive treatment for high blood pressure together with other pharmacological and/or nonpharmacological interventions. Over-the-counter.

Notified Body	Intertek 0473

Approval Process	Class IIa ; Annex V

Number of Approval	605 CE

Effective Date of Approval	15.11.2007

Date of the last audit conducted by the notified body and results	13-14.3.2013 The audit was successfully completed with no comments

116	According to the Medical Device Directive ("MDD") classification method, each active therapeutic device designed to transfer or exchange energy is defined as class IIa. An active therapeutic device is defined as any apparatus used (independently or together with another medical device) to support, alter, replace or rehabilitate biological activities or structures in order to treat or ameliorate a disease, injury or disability.
117	A British company specializing in providing certification services pursuant to European and ISO standards.

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9.20.4	The Canadian market - Health Canada and CSA

The device has received the approval of Health Canada, a department of the government of Canada with responsibility for national public health, similarly to the FDA in the U.S. and to the Israeli Department of Medical Devices. The device has been classified by Health Canada as class II. In addition to proof of product safety and effectiveness, this level also requires ISO 13485 approval regarding the company's QA system and a special approval for compliance with Canadian Medical Devices Conformity Assessment System ("CMDCAS"). InterCure is in compliance with these standards and the device has received the Canadian authorities' marketing approval in Canada in March 2004, which is renewed annually. The Ultra version of the device which is adapted to the Canadian market has received the Canadian authorities' marketing approval in Canada.

The following table presents data of Canadian approvals obtained by InterCure:

Name of FDA approved Medical Device	RESPeRATE, RESPeRATE DUO, RESPeRATE ULTRA and RESPeRATE ULTRA DUO
The Indication	Relaxation treatment for the reduction of stress by leading the user through interactively guided and monitored breathing exercises. The device is indicated for use only as an adjunctive treatment for high blood pressure together with other pharmacological and/or nonpharmacological interventions. Over-the-counter.

Number of Approval	63948

Effective Date of Approval	11.3.2004 (last amended 18.8.2008)

9.20.5	The Israeli market - Israeli Ministry of Health, Department of Medical Devices

InterCure's Israeli activities are subject to the approval of the Israeli Department of Medical Devices at the Ministry of Health ("the Department"). A medical device is defined as an apparatus, an instrument, a chemical substance, a biological or technological product used for medical treatment or required for the operation of a device or instrument used for therapy which is not principally designed to operate on the human body as a medication. The Department is the Government entity in charge of providing approvals for and overseeing the marketing of medical devices in Israel and for approving clinical trials in Israel. The RESPeRATE has the Department's marketing approval in Israel, first granted on May 6, 1997, renewed in 2008 and is in effect until January 31, 2013. In December 2012, InterCure began the product's renewal process and estimates, based on its regulatory counsel, that the renewal will be received in the coming months. The renewal of the approval is technical by nature and does not involve time or material expenses. See more details of the Department in paragraph 9.20.9 below.

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The following table presents data of Israeli approvals obtained by InterCure:

Name of FDA approved Medical Device	RESPeRATE
The Indication	Relaxation treatment for the reduction of stress by leading the user through interactively guided and monitored breathing exercises. Adjunctive treatment for high blood pressure.

AMR Number	2370000

Effective Date of Approval	28.1.2008

End of Approval	31.1.2013

9.20.6	Other countries

InterCure markets its product under the same high standards even in countries where it is not subject to product regulations.

9.20.7	Israeli legislation

•	The Law for the Encouragement of Industrial Research and Development

The Law for the Encouragement of Industrial Research and Development prescribes a series of requirements applicable to petitioners of benefits for funding research and development such that recipients of benefits pursuant to the Law for the Encouragement of Industrial Research and Development are required to pay the Israeli Ministry of Finance royalties on any income deriving from the sale of the product developed in the context of the approved program or resulting therefrom, including product related or product inherent services. In addition, the Law for the Encouragement of Industrial Research and Development prescribes that any product developed as a result of the research funded by the Ministry of Industry Trade and Labor will only be manufactured in Israel, unless the Ministry of Industry Trade and Labor's Research Committee approves the transfer of the product's manufacturing rights outside of Israel. Such approval may be granted for a certain portion of the consideration in the transaction for transferring or selling the knowhow outside of Israel or for the receipt of knowhow from third parties or collaboration in research and development activities.

See details of the Chief Scientist approved programs received by InterCure and the various terms that must be met to comply with the underlying letters of approval in paragraph 9.12.2 above.

•	Approved enterprise

In August 1999, InterCure received an approved enterprise status, as defined in the Law for Encouragement of Capital Investments, see paragraph 9.19.2 above.

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•	Business license

In accordance with the provisions of the Business Licensing Law, 1968, InterCure is not required to obtain a business license.

•	Quality and safety standards

InterCure is required to meet the following international quality standards for manufacturing medical devices: ISO 13485:2003 (CMDCAS in Canada) and SAFETY IEC 60601-1 or EMC IEC 60601-1-2 (QSR) and more. InterCure is listed at the FDA as a manufacturer of medical devices.

•	Quality control

InterCure's products are developed, manufactured and assembled in conformity with controlled engineering documentation and their quality is assured by professionally trained and skilled employees and advisors. InterCure's subcontractors supply the complete products and/or assemblies/components manufactured by them for InterCure in strict adherence to the quality requirements based on the above mentioned quality standards. The chief subcontractor also meets international quality standards and is listed at the FDA as a manufacturer of medical devices. InterCure's products, including the sensors, are 100% quality assured.

9.21	Material agreements

9.21.1	Agreement with Gibuv Ltd., supplier of online sale services

On September 24, 2012, InterCure announced the signing of a three-year non-exclusive strategic service agreement with Gibuv Ltd. ("the service provider"), a private company wholly-owned by Messrs. Shay Ben-Yitzhak and Avner Yassur, for the provision of online selling and marketing services of InterCure's products ("the services").

According to the strategic agreement, which is territorially unlimited, the service provider will provide InterCure online sale services in return for a monthly fee of $ 40,000 plus VAT in return for the services ("the consideration") whereby in the first four months of the strategic agreement period, no consideration will be paid and will later be paid provided that revenues are derived from online sales in an amount of at least $ 50,000. In addition, InterCure will provide monthly online advertising budgets for the online sale activity performed by the service provider, which will not be less than $130,000, and all under the mechanism as described in the agreement.

In the context of the strategic agreement, the service provider will be allocated up to 20,185,184 unlisted stock options ("the stock options") that are exercisable into shares of InterCure for an exercise price (dividend adjusted) of NIS 0.54 per stock option which will vest according to the service provider's compliance with annual sales targets. In the context of the strategic agreement, the service provider's shareholders were given a call option to sell to InterCure the service provider's entire share capital for a period of 18 months from the effective date of the strategic agreement. On the date of signing the strategic agreement, InterCure was granted a put option to purchase the service provider's entire share capital for a period of one year from the effective date of the strategic agreement. The agreement's allocation items were approved by the general meeting of InterCure's shareholders on October 28, 2012. InterCure will be able to cancel the agreement if the service provider fails to meet the sales targets prescribed in the strategic agreement effective from March 2014 or in the event of material breach of the agreement, fraud, damage etc.

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9.21.2	Manufacturing agreement with a subcontractor

As of the date of this report, the Chinese manufacturer of the device is the exclusive supplier of the Ultra versions. The Chinese manufacturer is a company registered in Hong Kong which holds manufacturing plants in Shenzhen, China. According to the turnkey manufacturing agreement, the entire manufacturing process is performed by the Chinese manufacturer, including the purchase of raw materials and components from suppliers, and the supply of a finished product to InterCure. The Chinese manufacturer is restricted to entering into engagements with suppliers approved by InterCure only and is in charge of supervising the quality of the raw materials and components supplied by it in accordance with InterCure's specifications. The Chinese manufacturer manufactures according to order forecasts delivered by InterCure from time to time and is committed to provide InterCure reasonable advance notice if any shortage of raw materials and/or components is expected in the market or in a specific supplier. The timeframe in which the Chinese manufacturer can respond to increased device demands and increased manufacturing is derived from the rate of the change in demand.

9.21.3	Logistic service agreement with Capacity L.L.C

Capacity L.L.C ("Capacity") is an unrelated U.S. company which as of the date of the report serves as InterCure's exclusive logistic service supplier (Fulfillment) in the U.S., responsible for about 100% of InterCure's and InterCure Inc.'s logistic activity in the U.S. InterCure's latest engagement contract with Capacity was signed on May 15, 2006 for one year and is renewed annually by the parties 118. InterCure has signed an agreement with Capacity for the supply of a logistic service package consisting of clearing cargos for customs purposes, transport, storage, individual and distributor handling and shipment on a pick & pack basis. Capacity stores an inventory of InterCure's products in its warehouses that is fully insured. In addition to said logistic service package, Capacity handles InterCure's EDI system needs for working with the various distribution networks.

9.21.4	Logistic service agreement with Emery Limited

Emery, a private unrelated English company serves as of the date of the report as InterCure's sole supplier of logistic services (Fulfillment) in the UK, responsible for about 100% of InterCure's logistic activity in the UK. The latest engagement between InterCure and Emery was signed on May 23, 2006 in effect until May 5, 2009 but remains in effect until either party decides to terminate it by notifying the other party at least three months in advance. The logistic services provided by Emery include: cargo customs clearance, transport, storage and individual and distributor handling and shipment on a pick & pack basis. In addition to these services, Emery operates a call center for InterCure's customers and a refurbishment system for returned products consisting of updating, renewing and calibrating devices for their sale as refurbished products. Emery also takes orders for devices, handles payments made for devices ordered through it, including receiving and collecting payments.

118	The parties continue to execute the agreement although it has not been formally renewed and InterCure is acting to have it renewed.

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9.21.5	License agreement and line of credit

On October 6, 2011, InterCure's audit committee and Board approved an agreement for the receipt of a line of credit from Yazmonit Ltd. (a company controlled by Dr. Benjamin Gavish, a director and interested party in InterCure at the time, "the LC agreement" and "Yazmonit", respectively) as a qualifying transaction for InterCure owing to InterCure's credit crisis and low inventory levels and as a means of allowing InterCure's continued operating activities. According to the LC agreement, Yazmonit extended a third party which is InterCure's product manufacturer a credit line in a total of approximately US$ 72 thousand for a period of 40 days ("the LC term"). At the end of the LC term, InterCure shall pay the third party an amount of $ 72,120 or provide it an alternative credit line. As collateral in favor of Yazmonit and should the third party exercise all or part of the credit line, then the products (or part thereof, based on the payment made by InterCure) will be delivered from the third party to the exclusive ownership of Yazmonit and the latter will be able to sell them.

According to the LC agreement, extending the LC term by up to 90 days requires the approval of InterCure's license agreement with Yazmonit ("the license agreement") whereby, subject to obtaining the Israeli Chief Scientist's approval (if indeed required), InterCure will provide Yazmonit an exclusive license to use the technology and patent rights of an unutilized portion of its IP ("the license") and the right to use InterCure's RESPeRATE trademark for an indefinite period in consideration of an overall amount of US$ 25,000. The license includes any future product and applications that require an external computer unit (and a smartphone) and are not in the field of treating hypertension. According to the license agreement, the license will not include products and/or applications for treating hypertension in any form whatsoever nor will it include any stand-alone product in any field of future indication developed by InterCure. In addition, according to the license agreement, if Yazmonit needs components manufactured by or for InterCure, InterCure will sell them to Yazmonit at cost + 5%. According to the LC agreement, InterCure was able to repurchase the license from Yazmonit for a sum of US$ 75,000 over a four-month period from the effective date of the agreement (which has elapsed as of the date of this report).

On October 25, 2011, the meeting of holders of debentures (series A) of InterCure decided not to object to InterCure's engagement in the license agreement. On November 7, 2011, InterCure announced that it had obtained the approval of the holders of debentures (series B) of InterCure for the license agreement. On the same date, InterCure's audit committee and Board approved its engagement in the license agreement. To the best of the Company's knowledge, on October 12, 2011, Yazmonit opened the line of credit discussed above and on November 13, 2011 it delivered the consideration for the license agreement. The LC agreement was extended twice (to May 30, 2012 and December 31, 2012) under the same terms.

On January 21, 2013, InterCure announced that it was examining several issues regarding the license agreement, including its legal validity.

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9.21.6	Insurance policies

InterCure has an officers' and directors' liability insurance policy for covering itself and its subsidiaries (sub-subsidiaries in the Group) at a maximum limit of US$ 5,000 and US$ 1,000 for legal expenses in Israel per case and cumulatively for the entire insurance period ("the policy"). The insurance period is from July 26, 2012 through July 25, 2013. The annual policy premium is approximately US$ 7,000. The deductible is US$ 10,000 per claim for indemnification against InterCure, US$ 50,000 per claim filed in a U.S. or Canadian court and US$ 50,000 for a securities claim.

The main policy terms are as follows:

•	The policy covers all officers and directors of InterCure, past present and future.

•	The policy covers claims filed in any jurisdiction including Canada and the U.S.

•	The policy provides full unlimited retroactive coverage for claims arising from any alleged or actual breach of duty, breach of trust, negligence, error, misrepresentation, misstatement, failure, false presentation, violation of responsibility or authority, breach of contract, slander, libel, defamation or any other act committed by the policyholders in their capacity as InterCure's officers or directors or officers or any other external entities on in any matter argued against them merely in their capacity as InterCure's officers or directors, including breach of duty of care toward InterCure or any other person and breach of fiduciary duty toward InterCure provided that the policyholders acted in good faith and did not perceive their acts as impairment of InterCure's interests.

•	The policy cannot be cancelled except due to non-compliance with premium payments or for the reasons stated in the Insurance Law, 1981.

•	The policy was extended to apply also to directors acting on behalf of InterCure in other corporations (subject to obtaining a list of the directors' names and the corporations in which they serve on behalf of InterCure in advance based on the policy terms).

•	The policy includes automatically added coverage of existing or new subsidiaries based on the policy terms.

•	The policy confers entitlement to compensation for costs arising from public relation activities up to US$ 150,000 in crisis events as defined in the policy.

•	The officer and directors are entitled to legal counseling, before a claim has been filed, in an amount of up to US$ 25,000 per person and a total of up to US$ 150,000.

InterCure has an insurance policy for covering monetary claims arising from third party bodily or property damages due to clinical trials or faulty products. The policy covers up to US$ 2 million per case and InterCure pays an annual premium of approximately US$ 66,000. InterCure has other insurance policies, including business insurance, employer's liability insurance and third party liability insurance.

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Engagements with officers

On July 25, 2012, Mr. Ronen Twito was appointed as InterCure's Deputy CEO. In return for Mr. Twito's services, on July 25, 2012, InterCure's Board approved the allocation of 1,000,000 stock options which are exercisable into 1,000,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. On September 3, 2012, Mr. Twito was also appointed as InterCure's CFO.

After the former CEO (Mr. Erez Gavish) announced that he will not be renewing his employment agreement, on November 29, 2012, InterCure's Board appointed Mr. Ronen Twito as temporary CEO of InterCure (by concluding his office as Deputy CEO), with no additional consideration apart from the stock options previously granted to him.

It should be noted that Mr. Twito serves as the Company's Deputy CEO and CFO.

On December 12, 2012, Mr. Omri Batzir was appointed as comptroller and officer in charge of financial affairs in InterCure. According to his terms of employment, Mr. Batzir is entitled to a monthly salary of NIS 16,000, a mobile phone, a leased class 2 vehicle and vacation days and sick leave as prescribed by law. In addition, Mr. Bazir was granted 100,000 options exercisable into 100,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date.

On March 21, 2013, Prof. Reuven Zimlichman was appointed as InterCure's medical director. According to his consulting agreement, he will provide InterCure services consisting of R&D consulting, IP and medical regulation management. For a maximum of 20 hours of consulting a month, Prof. Zimlichman will be entitled to a monthly fee of US$ 1,500. He will also be granted 125,000 options exercisable into 125,000 Ordinary shares of InterCure for an exercise increment of NIS 0.54 per stock option. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. Alternatively, if as a result of the signing of an agreement between InterCure and a medical institution (such as a sick fund) for the sale of InterCure's products through the medical institution the total sales of InterCure's products exceed US$ 175,000, then 30% of the then unvested stock options will vest. In addition, Prof. Zimlichman will be entitled to receive a non-recurring bonus from InterCure in the occurrence of the following:

In the event of completion of a transaction led by Prof. Zimlichman between InterCure and a medical institution (such as a sick fund) for the sale of InterCure's products through the medical institution (in this paragraph "a transaction") as a result of which the total sales of InterCure's products exceed US$ 100,000, Prof. Zimlichman will be entitled to a bonus of US$ 4,000.

In the event of completion of a transaction as a result of which the total sales of InterCure's products exceed US$ 200,000, Prof. Zimlichman will be entitled to a bonus of US$ 10,000.

In the event of completion of a transaction as a result of which the total sales of InterCure's products exceed US$ 300,000, Prof. Zimlichman will be entitled to a bonus of US$ 15,000.

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In the event that two articles composed by Prof. Zimlichman focusing on InterCure and its technology are published in a leading medical journal in the U.S. or in Europe, Prof. Zimlichman will be entitled to a bonus of US$ 4,000, subject to the approval of InterCure's Board and legally required approvals.

In the event that a clinical trial conducted by InterCure for one of its products as supervised, planned and managed by Prof. Zimlichman is successfully completed, Prof. Zimlichman will be entitled to a bonus of $8,000, subject to the Board's approval and legally required approvals.

9.22	Collaboration agreements

9.22.1	On August 19, 2007, InterCure entered into a marketing collaboration agreement with Omron Healthcare (UK) Ltd., a subsidiary of Omron, the Japanese Healthcare Group ("Omron"), in order to promote joint sales of both companies' products for treating hypertension in the UK. Omron will attach the device's information leaflet to all M10i blood pressure monitor packages made and sold by it and InterCure will attach information leaflets of Omron's products to its device packages. To the best of InterCure's knowledge, the leaflets were not attached in practice.

9.22.2	On February 12, 2010, InterCure Inc., a subsidiary of InterCure, entered into a marketing collaboration agreement ("the agreement") with Omron Healthcare Inc., a U.S. subsidiary of the Omron Healthcare Group headquartered in Japan ("Omron"), which is a leading global supplier of home blood pressure monitors. According to the agreement, Omron and InterCure Inc. will co-develop consumer and medical marketing strategies for increasing the sales of the RESPeRATE, a non-drug, non-invasive hypertension treatment and blood pressure monitoring device. The agreement includes, among others, an item which grants Omron a right of first offer to acquire InterCure subsidiary activity if any offer is made by a third party. See details of other collaboration agreements in paragraph 9.6.3 above.

9.23	Legal proceedings

Apart from the proceeding described in paragraph 2.1 (n) above, InterCure is not and has not been a party to any material legal proceeding.

It should be noted that on January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, its former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and a company controlled by Dr. Benjamin Gavish (Mr. Gavish's father and an interested party in InterCure at the time).

InterCure's Board appointed a committee which includes an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board conclusions.

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9.24	Business targets and strategy

9.24.1	Main targets and strategy

As of the date of this report, the Group, through InterCure, has several main targets:

•	Establishing its developed therapeutic technology as part of the standard treatment protocol for hypertension, its initially defined target market.

•	Focusing on and specializing in online sales of InterCure's products.

•	Raising capital for expanding activities and growth.

•	Starting to make profits and maintaining them, creating a positive cash flow from operating activities and regaining growth in 2013 (following the completion of the debt refinancing of July 25, 2012).

•	Examining the adjustment of InterCure's marketing and distribution system to leverage the insurance compensation in the UK (the British NHS Drug Tariff) as a profit growth target and as a model for other countries.

The Group's other main targets to be achieved through InterCure in the coming years include expanding the insurance compensation for the device in the UK hypertension market as well as in other markets, developing additional areas of therapy such as stress, heart failure and insomnia that leverage the technologies, products and commercialization infrastructures developed by InterCure and examining the expansion of InterCure's basket of products by collaborating with companies in the field and sick funds.

The following table provides information of InterCure's products:

Product/labeling	Current status	2012	2013	2014

Hypertension - RESPeRATE 119	End of inventory (basic version no longer made)	-	-	-

RESPeRATE Ultra	Marketed	Marketing	Marketing	Marketing

Support program	Planning	Planning	Planning	Planning

RESPeRATE Rx	Marketed in the UK	Marketed in the UK	Marketing in the UK	Compensation in another country

Heart failure	Planning	Inactive	Inactive	Business development

Insomnia and stress	Planning	Inactive	Business development	Business development

119	Several models, as described in the section on products above.

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In order to become profitable, to achieve a positive cash flow and regain growth in 2013 while supporting all the above targets, InterCure's work plan combines the following strategic tiers:

•	Focus the majority of resources on the initial target market of hypertension.

•	Strive to become profitable and grow by enhancing the investment in online advertising in a controlled fashion - an advertising channel which has been proven as positively contributing to InterCure's overall profits through direct sales and support of distribution channels and other targets. See details of InterCure's online service agreement in paragraph 9.21.1 above).

•	Leverage the receipt of insurance compensation in the UK (the British NHS Drug Tariff) as a profit growth target and as a model for other countries by adapting the marketing and distribution system, forming partnerships, all without making significant investments.

•	Establishing the support of the medical community for the therapeutic technology in order to accelerate penetration into the insurance compensation market and include the technology in the therapeutic guidelines of the appropriate medical organizations.

•	Subject to completing a capital raising round, penetrating new geographical markets, expanding the basket of products by developing new products and collaborating with companies in the field and sick funds.

9.25	Financial information about geographical segments

Most of InterCure's sales activity is performed overseas, mainly in the U.S., U.K. and Canada and, starting 2008, also a substantial part of its production activity is preformed overseas.

9.26	A discussion on risk factors

Below are details of InterCure's threats and risk factors which are the outcome of its general environment, the industry and the unique characteristics of its activity.

Macro risks

9.26.1	Credit crisis

During September 2008, the global financial markets trembled dramatically with the failures of the prominent financial entities in the U.S. and in other countries. The continuing deterioration of the above crisis had, among others, severely impaired the global capital markets, caused significant drops and fluctuations in the Israeli and international stock exchanges and deepened the credit crisis.

The developments and tremors in the markets have negative effects on InterCure's business results, liquidity, value of assets, business conditions, ability to distribute dividend and ability to raise financial resources for its operation, if needed, as well as the financing terms of such raising, in general, and the development of new products, in particular.

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9.26.2	Fluctuations in exchange rates

InterCure's monetary results may be affected by changes in the exchange rates of currencies in countries where the product will be marketed.

9.26.3	Dependency on the political situation

Sale of InterCure's products in countries besides Israel may be affected by the international status of the State of Israel according to the global public opinion.

Industrial risks

9.26.4	Competition

The industry in which InterCure operates is characterized by intense research effort and many technological developments. The development of novel drugs, medical technologies and medical devices that compete with InterCure's products may harm demand for its products, and it is uncertain whether InterCure will be able to successfully and efficiently deal with its competitors.

During 2011, InterCure became aware of a competing device in the U.K. that claims non-medical treatment of hypertension at lower price compared to the device it developed (for details, please see section 9.8 above). If there is a growth in sales of the competing device, InterCure's monetary results may be impaired.

9.26.5	Development of additional applications

In the future, InterCure is interested in developing additional applications based on its intellectual property and the technologies it developed in order to expand its product basket. It is uncertain whether InterCure will be able to comply with the technological, clinical or regulatory thresholds or any other requirements that may apply in the development process of new products. Also, it is uncertain whether InterCure will have the financial sources that will make possible such development.

9.26.6	Dependency on unique technology

All InterCure's products and revenues, both those that are on the market and those that are under development, are based on the unique technology that it had developed. All these products focus on interactive guided breathing by a sensor that analyzes breathing and composes music. If the market and the European community reject this technology (although, as indicated in this report, so far it was adopted), InterCure will find difficulties in marketing its products. Same applies to developments in the market, science and medicine that may also not acknowledge this technology despite its proven effectiveness, as discussed in this report. This may have a significant effect on the results of its operations.

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9.26.7	Third parties' intellectual property

It is uncertain whether at present or in the future InterCure will be required to change its products or the technology underlying its products or pay royalties for licenses or discontinue development of any of its products because of a patent or any other intellectual property that belongs to a third party. Further, InterCure is exposed to claims for breach of third parties' intellectual property rights. As of the date of this report, InterCure has no information on breach as above.

9.26.8	Exposure to claims

InterCure may be exposed to claims regarding product warranty and other claims that may affect its business, reputation and ability to attract and retain clients.

Risks specific to InterCure

9.26.9	Difficulties in obtaining finance

Following the global crisis that has started in 2008 and the continued tremble in the markets around the world, it is uncertain whether, if needed in the future, InterCure will be able to raise financial resources for its ordinary operation as well as for the purpose of research and development of the technologies and patents it owns.

9.26.10	Failure or delay in obtaining or cancellations of approvals, permits and licenses that are required to market products and/or intervention of similar non-statutory entities

Marketing InterCure's products around the world is subject to receiving regulatory permits and approvals from numerous and miscellaneous entities in the world such as the FDA in the U.S. InterCure has already received regulatory approvals to market the product in the U.S., Europe, Canada, South Korea and Israel. The process of receiving such approvals and permits in other jurisdictions and in Japan, in particular, as well as the process of receiving permits and licenses for InterCure's products in the future, if required, is an expensive and intensive process that generally lasts between three months and several years. Changes in the legislation and/or in the countries of the regulatory entities or new legislation may cause delays in the process of receiving the required permits; a delay which may entail other expenses to InterCure or lead to cancel existing permits. In addition, it is uncertain whether InterCure will receive the approvals required to market its products in other jurisdictions and/or for its products in the future. If InterCure is unable to obtain these approvals and licenses or if existing approvals and licenses are cancelled, its operating results may be adversely impacted.

Further, InterCure's activity is affected by the policy of voluntary non-statutory entities in the advertising field such as the American NAD and the British ASA. Non-compliance with the regulations of these organizations may impair InterCure's ability to advertise its products and consequently to harm product sales. Also, changes in the legislation and/or in the policy of the voluntary entities may cause delays in the process of receiving the approvals; a delay which may entail other expenses to InterCure or lead to new comments on existing advertisements (for details, see section 9.20 above). As of the date of this report, InterCure's advertisements passed the control of these entities in the U.S. and have been approved by them with a request for certain modifications which the Company made.

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9.26.11	Recognizing InterCure's products and accepting them by the international medical community

InterCure's success depends to a certain degree on the medical community's recognition of the technology and products it developed. The medical community's recognition of InterCure's products is dependent on its ability to give evidences that its products are efficient, their cost is reasonable and that they give good answer to lower blood pressure in clients for whom the existing medicaments did not give sufficient answer and this for the long run. It is uncertain whether InterCure will be able to sustain and/or strengthen the recognition of its products in the market and by the medical community and to bring that recognition to markets where it will operate in the future.

9.26.12	Results of clinical trials

Results of future clinical trials, whether initiated by InterCure and/or externally, might be negative for the use of its products. There is no certainty that InterCure will be able to prevent the publication of any such studies and clinical trials which might have a material adverse effect on its results and its ability to sell its products.

9.26.13	Demand for products and advertising effectiveness

There is no certainty as to the level of demand for InterCure's products, which depends on the acceptance of its products in its target audience, increasing awareness to the device and product perception as having added value as opposed to other available treatments, including change in lifestyle, dietary changes and medications. The general economic slowdown in InterCure's target markets (the U.S. and the UK) has a direct effect on the demand for its product, which is currently sold at a retail price of about US$ 299 in the U.S. or £ 199 in the UK. In the past, due to its financial position, InterCure experienced growing difficulties in locating and utilizing printed advertising channels and consequently was forced to minimize its advertising budget in both the U.S. and the UK, which led to reduced sales.

9.26.14	Uncertainty regarding IP protection

InterCure is dependent on its ability to protect its patented rights, to register patents on other developments and to protect trade secrets and trademarks. There is no certainty that InterCure will be able to have other patents registered on each of its various developments or that claims are not filed by third parties against existing or future registered patents. In addition, in certain countries, InterCure's IP rights are not protected by local laws. See details of InterCure's IP in paragraph 9.13 above.

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9.26.15	Advertising costs

As a significant portion of its marketing activity, InterCure uses online ads. Any increase in online advertising costs might impair the profits generated by this advertising channel and consequently InterCure's financial results.

9.26.16	Management and professional personnel

The success of InterCure greatly depends on its ability to retain, recruit and develop professional staffs and specifically key management personnel and professional teams. InterCure's failure to retain and/or recruit such professionals, particularly given the significant downsizing made by it in 2011 and during the reported period, might impair its performance and materially affect its technological and product development capabilities and its product marketing ability. In addition, upon completion of the debt refinancing (see above), InterCure will be required to act to recruit additional scientific and patent skilled professionals as well as online sales and marketing teams (see details in paragraph 9.21.1 above) given that this market is characterized by competitiveness in the field of skilled manpower.

9.26.17	Dependency on a single product

At this stage, InterCure markets a single product developed by it, the RESPeRATE and its versions. The dependency on this single product and its marketing success increases InterCure's risk and exposure to other risks as detailed in this paragraph.

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The table below exhibits an estimate of the degree of effect of the risk factors on InterCure:

	Large effect	Medium effect	Small effect

Macro risks

Credit crisis		√
Fluctuations in exchange rates		√
Dependency on the political situation		√

Industrial risks

Competition		√
Development of additional applications		√
Dependency on unique technology			√
Third parties' intellectual property		√
Exposure to claims			√

Risks specific to InterCure

Difficulties in obtaining finance for Company's activity in the future	√
Failure or delay in obtaining approvals, permits and licenses that are required to market InterCure's products and/or intervention of similar non-statutory entities		√
Recognizing InterCure's products and accepting them by the international medical community		√
Results of clinical trials		√
Demand for InterCure's products and advertising effectiveness	√
Uncertainty regarding IP protection		√
Advertising costs	√
Management and professional personnel	√
Dependency on a single product		√

a-141

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS AT DECEMBER 31, 2012

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company Directors' Report for 2012.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	Significant events during the reporting period

For details of the significant events that occurred in the Company during the course of the year see Section 2.1 of Part A of the Report.

1.1.1	On January 29, 2012, 39,000 options which had been issued in 1997 to a service provider expired.

1.1.2	In the reporting period, the Company's warrant holders exercised 6,145,095 warrants (series 2) into 6,154,095 Ordinary shares of NIS 0.1 par value each for an average exercise price of approximately NIS 1.06 per warrant and 560,000 warrants (series A) into 560,000 Ordinary shares of NIS 0.1 par value each for an average exercise price of approximately NIS 1.09 per warrant, all for overall proceeds of approximately $ 1,865 thousand (approximately NIS 7.1 million). On September 17, 2012, in accordance with the terms of the private placement of March 2012, 3,293,454 warrants (series A) of the Company expired. See additional details in section 4.1.4 below regarding the exercise of warrants after the reporting date.

1.1.3	Significant events in InterCure Ltd.

1.1.3.1	On July 25, 2012, 1,484,551 options were allocated to the then CEO of the consolidated Company (InterCure) which are exercisable into 1,484,551 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per warrant based on the share price of InterCure as determined in the debt settlement of InterCure. The fair value of all the options according to the Black-Scholes model pursuant to IFRS 2 as at the date of grant was approximately $ 132 thousand. Following the conclusion of the term of InterCure's CEO on January 25, 2013, 1,237,126 warrants were forfeited and 247,425 warrants became exercisable for a period of 90 days from the date of conclusion of term until April 24, 2013. If these warrants are not exercised until said date, they will expire. In addition, 1,000,000 stock options were allocated to InterCure's Deputy CEO and CFO which are exercisable into 1,000,000 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per option, based on InterCure's share price as determined in the debt settlement of InterCure. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as at the date of grant was approximately $ 88 thousand. The exercise period of the stock options granted to the then CEO, and to the Deputy CEO and CFO is a maximum of ten years from the date of allocation. The options vest in 12 equal quarterly portions over a period of three years from the grant date.

1.1.3.2	On September 3, 2012, in an extraordinary meeting of InterCure's shareholders, 75,000 options were allocated to each of four directors in InterCure which are exercisable into 300,000 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as at the date of the approval of InterCure's extraordinary meeting was approximately $ 26 thousand. The exercise period of the options is a maximum of ten years from the allocation date. The options vest in 12 equal quarterly portions over a period of three years from the grant date.

1.1.3.3	On September 24, 2012, InterCure entered into a strategic service agreement with Giboov, a private company owned by Messrs. Shay Ben-Yitzhak and Avner Yassur, for a period of three years, for the provision of online selling and marketing services of InterCure products. See details in Section 9.21.1 to chapter A to the Periodic Report.

On October 4, 2012, the Company convened an extraordinary general meeting of shareholders to approve the strategic service agreement with Giboov as described above.

On October 28, 2012, the Company's general meeting approved the strategic service agreement with Giboov, including the allocation of warrants and the items of the strategic agreement dealing with said allocation.

1.1.3.4	On November 28, 2012, Mr. Erez Gavish, the CEO of InterCure, notified InterCure's Board of his intention not to extend his term as CEO of InterCure. Mr. Ronen Twito, the Deputy CEO and CFO of InterCure at the time, was appointed as temporary CEO of InterCure (Mr. Ronen Twito also acts as Deputy CEO and CFO of the Company).

1.1.3.5	On December 13, 2012, 100,000 options were allocated to InterCure's comptroller and responsible for the accounting of InterCure, which are exercisable into 100,000 Ordinary shares of InterCure with no par value for an exercise price of NIS 0.54 per option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as at the date of grant was approximately $ 10 thousand. The exercise period of the options is a maximum of ten years from the allocation date. The options vest in 12 equal quarterly portions over a period of three years from the grant date.

1.2	The financial position, operating results, liquidity and financing resources

The Company has incurred continuing losses and its entire income at this stage originates from InterCure, a subsidiary which was consolidated for the first time in these financial statements (following the completion of the transaction of July 2012, see also Note 5 to the consolidated financial statements). The Company depends on outside financing resources to continue its activities. During the period the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.3 million (see information in Note 19 below). In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits, will enable the Company to fund its activities through at least into the third quarter of 2014. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of its existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause the Company to consume capital significantly faster than the management's current anticipation and the Company may need to spend more money than currently expected because of, among others, circumstances beyond its control

The Company will incur additional losses in 2013 from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to exercise tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies.

1.2.1	The financial position

Balance sheet highlights (U.S. dollars in thousands):

	December 31, 2012		December 31, 2011
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	11,086	100%	4,073	100%
Equity attributable to equity holders of the Company	7,353	66%	3,444	85%
Non-controlling interests	2,071	19%	-	0%
Current assets	3,792	34%	1,584	39%
Investment in associate	2,336	21%	-	0%
Fixed assets	72	1%	32	1%
Intangible assets	4,886	44%	2,457	60%
Current liabilities	1,649	15%	629	15%
Non-current liabilities	13	0%	-	0%

Equity

The Company's equity as at December 31, 2012 was approximately $ 7,353 thousand, an increase of approximately $ 3,909 thousand from December 31, 2011, representing about 66% of total balance sheet compared to 85% of total balance sheet as at December 31, 2011. The increase in equity attributable to equity holders of the Company is primarily a result of the capital raised by the Company in the private placement of March 2012 and the exercise of warrants (series 2) and warrants (series A) by their holders in the period for net overall proceeds of approximately $ 4.3 million (see Note 19 of the consolidated financial statements), offset against the loss in the period and transactions with non-controlling interests.

Assets

Total current assets as at December 31, 2012 amounted to approximately $ 3,792 thousand, an increase of approximately $ 2,208 thousand, compared to approximately $ 1,584 thousand as at December 31, 2011. The change is primarily a result of the increase in the Group's balances of cash and short-term deposits which totaled approximately $ 3,312 thousand as at December 31, 2012, an increase of approximately $ 1,817 thousand compared to the total $ 1,295 thousand balances of cash and short-term deposits as at December 31, 2011. The increase derives primarily from capital raised in the private placement, from the exercise of warrants (series 2) and warrants (series A), as described above, and from the first-time consolidation of InterCure's financial statements, offset against an amount of approximately $ 1,658 thousand from the investment in Proteologics and a negative cash flow from operating activities in the reporting period. The balance amount of cash and short-term deposits as at December 31, 2012, excluding InterCure's accounts, totaled approximately $ 2,346 thousand, an increase of approximately $ 851 thousand compared to December 31, 2011, mainly explained by the cash received in the private placement and the exercise of warrants, as above, offset by the cash invested in InterCure and Proteologics in the context of transactions and negative cash flows from operating activities.

The carrying amount of trade receivables in the statement of financial position as at December 31, 2012 totaled approximately $ 76 thousand, arising from the customers of the subsidiary InterCure, whose financial statements were consolidated starting from July 25, 2012.

The account receivables and debit balance in the statement of financial position as at December 31, 2012 totaled approximately $ 153 thousand (approximately $ 117 thousand without InterCure's financial data), compared to approximately $ 68 thousand as at December 31, 2011. The increase is primarily a result of balances with authorities and prepaid expenses.

The investment in an associate as at December 31, 2012 in a total of approximately $ 2,336 thousand includes the Company's investment in Proteologics of November 21, 2012. This investment is recorded in the Company's books at equity method and equity earnings in the period include a non-recurring gain from a bargain purchase of approximately $ 713 thousand (see also Note 12 to the consolidated financial statements) and equity losses of approximately $ 144 thousand. In addition, the investment includes adjustments from translating the financial statements of foreign operations of approximately $ 114 thousand.

Fixed assets as at December 31, 2012 totaled approximately $ 72 thousand (approximately $ 31 thousand without InterCure's financial data), compared to $ 32 thousand as at December 31, 2011 - with no material change. The fixed assets of InterCure (not fully depreciated) include production molds for InterCure's devices.

The carrying amount of intangible assets as at December 31, 2012 was approximately $ 4,886 thousand compared to approximately $ 2,457 thousand as at December 31, 2011. The change is a result of intangible assets identified in the InterCure acquisition transaction as part of the external appraiser's (Ziv Haft BDO) purchase price allocation which consists of technology of approximately $ 1,909 thousand and a brand name of approximately $ 488 thousand. These assets are amortized using the straight-line method over periods of nine and ten years, respectively. The carrying amount of intangible assets as at December 31, 2012 approximates $ 1,816 thousand and $ 467 thousand, respectively. Moreover, as part of the strategic service agreement signed with Giboov, InterCure purchased rights to use the Affiliate software totaling approximately $ 153 thousand with a net carrying amount of approximately $ 145 thousand as at December 31, 2012. The carrying amount of $ 2,457 thousand as at December 31, 2011 includes mainly the license for the rHuEPO drug for treating Multiple Myeloma purchased in the Bio-Gal transaction on August 3, 2010 which has not changed as at December 31, 2012.

Current liabilities

The carrying amount of current liabilities as at December 31, 2012 totaled approximately $ 1,649 thousand (approximately $ 757 thousand without InterCure's financial data), compared to approximately $ 629 thousand as at December 31, 2011. The increase is primarily a result of the increase in the item of service providers, including legal and consulting fees relating to the application for relisting the Company's ADRs on the NASDAQ and an increase in liabilities in respect of a grant to employees for raising capital in said period. InterCure's current liabilities include mainly service providers in the fields of online advertising, sales, professional service providers, employees, provisions for returns and warranty and current liabilities to authorities.

1.2.2	The results of the business activity

Condensed statements of comprehensive income (loss) (U.S. dollars in thousands):

	Year ended December 31,
	2012	2011	2010
	$000

Revenues	938	-	-
Cost of sales	(380)	-	-

Gross profit	558	-	-
Research and development expenses	(99)	(158)	(64)
Selling and marketing expenses	(848)	-	-
General and administrative expenses	(2,769)	(1,078)	(1,222)
Other gains, net	802	12	30

Operating loss	(2,356)	(1,224)	(1,256)
Finance income (expenses), net	45	17	(1)
Earnings from investment in associate	569	-	-

Loss for the year	(1,742)	(1,207)	(1,257)

Other comprehensive income:
Adjustments resulting from translation of financial statements for foreign operations	114	-	-

Total other comprehensive income	114	-	-

Total comprehensive loss for the year	(1,628)	(1,207)	(1,257)

Loss for the year attributable to:
Equity holders of the parentCompany	(1,390)	(1,207)	(1,257)
Non-controlling interests	(352)	-	-

Loss for the year	(1,742)	(1,207)	(1,257)

Total comprehensive loss for the year attributable to:
Equity holders of the parentCompany	(1,276)	(1,207)	(1,257)
Non-controlling interests	(352)	-	-

Total comprehensive loss for the year	(1,628)	(1,207)	(1,257)

Revenues

Sales in the year ended December 31, 2012 totaled approximately $ 938 thousand, originating from the subsidiary InterCure whose financial statements were consolidated starting from July 25, 2012. InterCure's main sales are in markets such as the U.S., Canada and the UK. From the date of consummation of the transaction (July 25, 2012) through December 31, 2012, sales totaled approximately $ 766 thousand and $ 167 thousand, respectively. The Company had no sales in 2010 and 2011.

Gross profit

Gross profit in the year ended December 31, 2012 totaled approximately $ 558 thousand and approximately $ 713 thousand net of the amortization of excess cost in the InterCure transaction.

Gross profit entirely derives from InterCure whose average gross profit ranges between 74% and 78%. The gross profit is affected by the ratio of direct/online sales which is relatively high to the scope of sales by resellers which is generally lower. The gross profit after amortizing excess cost (attributable to technology and to inventory identified in the acquisition whose amortization totaled approximately $ 155 thousand) was 60%. The gross profit in the period, excluding the amortization of excess cost as above, is about 76%.

Research and development expenses

Research and development expenses in the year ended December 31, 2012 totaled approximately $ 99 thousand, compared to approximately $ 158 thousand in 2011. Research and development expenses comprise mainly expenses involving the preparations for initiating the phase 2 clinical trial of the rHuEPO drug designed to treat cancer patients with Multiple Myeloma comprising, among others, research costs incurred in tracing blood proteins in Multiple Myeloma patients, costs in connection with medical regulation, clinical insurance costs and other medical consulting costs. The decrease in expenses compared to last year is mainly explained by the termination of the exclusive right to examine a medical technology relating to the immune system in late 2011. Research and development expenses relating to InterCure from the date of consummation of the transaction through December 31, 2012 are immaterial. Research and development expenses in 2010 totaled approximately $ 64 thousand, arising mainly from expenses relating to the preparations for initiating the phase 2 clinical trial of the rHuEPO drug which include costs in connection with medical regulation, patent registration costs, medical consulting costs and amortization of an exclusive right to examine a medical technology relating to the immune system.

Sales and marketing expenses

Sales and marketing expenses in the year ended December 31, 2012 totaled approximately $ 848 thousand, originating entirely from InterCure whose financial statements were consolidated for the first time on July 25, 2012, the date of consummation of the transaction. Selling and marketing expenses include advertising expenses totaling approximately $ 415 thousand (mainly direct/online advertising expenses), in relation to a gross profit of $ 713 thousand (net of amortization of excess cost), representing an average contribution (gross profit less direct/online advertising expenses divided by direct/online advertising expenses) of approximately 72%. In addition, selling and marketing expenses also include expenses in respect of the service agreement signed with Giboov in a total of approximately $ 77 thousand and share-based payment of $ 132 thousand for options granted to Giboov. The Company had no sales and marketing expenses in 2011 and 2010.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2012 totaled approximately $ 2,769 thousand (approximately $ 2,448 thousand without InterCure), compared to approximately $ 1,078 thousand for the year ended December 31, 2011. The increase is mainly a result of the increase in expenses in respect of share-based payments to directors and employees which are recorded in accordance with the Black-Scholes model and with the graded vesting method, expenses for service providers including, among others, legal and professional and technological consulting fees in connection with the InterCure transaction, filing an application for relisting the ADRs on the NASDAQ and expenses in respect of grants to employees in connection with raising capital in the period, as specified above. General and administrative expenses attributable to InterCure for the period from the date of consummation of the transaction through December 31, 2012 totaled approximately $ 321 thousand and consist mainly of salary expenses, professional services, rent expenses, insurance and expenses in respect of share-based payments to directors and employees.

General and administrative expenses for the year ended December 31, 2010 totaled approximately $ 1,222 thousand. The decrease in general and administrative expenses in 2011 compared to 2010 is principally explained by the decrease in professional service expenses, decrease in directors and officers insurance expenses of which reflects the decrease in the annual premium in view of the improvement in the Company's indices, a decrease in patent maintenance expenses principally for the rHuEPO drug, a decrease in expenses for share-based payments to employees and service providers accounted for by the graded vesting method, while on the other hand an increase in salary costs/consulting fees of executive officers which were updated in the second half of 2010 according to agreements and an increase in rent expenses.

Other gains, net

Other gains in the year ended December 31, 2012 totaled approximately $ 802 thousand, primarily originating from a gain from a bargain purchase in connection with the InterCure transaction totaling $ 795 thousand.

In the years ended December 31, 2011 and 2010, the Company derived other gains totaling approximately $ 12 thousand and $ 30 thousand, respectively.

Finance income (expenses), net

Finance income (expenses) for the years ended December 31, 2012, 2011 and 2010 totaled approximately $ 45 thousand, $ 17 thousand and $ (1) thousand, respectively. The increase in finance income in 2012 compared to 2011 and 2010 derives mainly from interest income on short-term bank deposits whose carrying amount during 2012 was significantly higher compared to 2011 and 2010 and this as a result of the capital raising completed by the Company in March 2012 in the private placement and of the exercise of warrants (series 2) in the period (see also 1.1 above).

Gains from investment in associate

Gains from investment in an associate totaling $ 569 thousand arise from the Company's investment in Proteologics which is accounted according to the equity method. As at December 31, 2012, the Company holds about 31.24% of Proteologics' issued and outstanding share capital. On the date of acquisition, the Company recorded a gain from a bargain purchase totaling $ 713 thousand. From the acquisition date November 21, 2012 through December 31, 2012, Proteologics recorded losses in the amount of approximately $ 438 thousand (approximately NIS 1,660 thousand) (excluding amortization of excess cost). The Company's share in Proteologics' losses, including the amortization of excess cost, totaled approximately $ 144 thousand (approximately NIS 546 thousand).

Taxes on income

The Company had no tax expenses/income for the years ended December 31, 2012, 2011 and 2010.

Loss and comprehensive loss for the year

Loss attributable to equity holders of the parent in the years ended December 31, 2012, 2011 and 2010 totaled approximately $ 1,390 thousand, $ 1,207 thousand and $ 1,257 thousand, respectively.

Comprehensive loss attributable to equity holders of the Company in the years ended December 31, 2012, 2011 and 2010 totaled approximately $ 1,276 thousand, $ 1,207 thousand and $ 1,257 thousand, respectively. In 2012, the comprehensive loss includes the effects of adjustments resulting from translation of financial statements for foreign operations arising from the investment in Proteologics since Proteologics' functional currency is the NIS.

Basic and diluted loss per share for the years ended December 31, 2012 and 2011 amounted to approximately $ 0.006 and $ 0.006 per share, respectively - unchanged. The effect of the increase in loss for the year was offset against the increase in the number of the Company's shares.

The increase in basic and diluted loss per share in 2012 compared to 2011 derives mainly from the increase in the loss for the year. The basic and diluted loss per share in the year ended December 31, 2010 was approximately $ 0.011. The decrease in the loss per share in 2011 compared to 2010 was mainly a result of the increase in the number of shares due to the issuance of shares under the Bio-Gal transaction from August 3, 2010 and the issuance of shares under the public prospectus from March 7, 2011.

1.2.3	Cash flows

Cash flows used in operating activities in the years ended December 31, 2012 and 2011 totaled approximately $ 1,506 thousand and $ 1,312 thousand, respectively. Following the first-time consolidation of InterCure's accounts in the consolidated financial statements, InterCure's share in the cash flows used in operating activities totaled approximately $ 167 thousand, arising mainly from the repayment of current account payables and other accounts payable and inventory purchases. Cash flows used in the Group's operating activities, excluding InterCure, in the year ended December 31, 2012 totaled approximately $ 1,339 thousand, with no material change from 2011. Cash flows from operating activities in 2012, excluding InterCure, include payments to suppliers and service providers as well as legal and professional and technological consulting fees in connection with the InterCure transaction and the filing of the application for relisting the ADRs for trade on the NASDAQ. In 2011, payments were made to suppliers and service providers for current debts and previous periods immediately after completing the public raising round of March 2011.

Cash flows used in operating activities in the year ended December 31, 2010 totaled approximately $ 735 thousand, a decrease compared to 2012 and 2011 owing to the Company's limited activity until the completion of the Bio-Gal transaction in which the Company purchased the exclusive license to use the rHuEPO drug patent.

Cash flows used in investing activities in the years ended December 31, 2012 and 2011 totaled approximately $ 1,343 thousand and $ 1,372 thousand, respectively. The decrease in cash flows used in investing activities in 2012 compared to 2011 arises mainly from cash received in the consolidation of InterCure's accounts, from the fact that the Company had deposited less cash for a period exceeding three months in 2012 compared to 2011 and on the other hand the Company's investment in purchasing shares of Proteologics in the amount of approximately $ 1,658 thousand.

The increase in the cash flows used in investing activities in 2011 compared to 2010 is primarily a result of investing the cash received from the issuance of March 7, 2011, as above, in short-term deposits. In 2010, the cash flows from investing activities were mainly used for the payment of costs involved in the Bio-Gal transaction.

Cash flows provided by financing activities in the years ended December 31, 2012, 2011 and 2010 totaled approximately $ 4,283 thousand, $ 1,744 and $ 1,480 thousand, respectively. Cash flows provided by financing activities in the year ended December 31, 2012 originate from the capital raised in the private placement of March 2012 and the exercise of warrants (series 2) and warrants (series A) in the period. Cash flows provided by financing activities in the year ended December 31, 2011 derived from funds raised through the public prospectus of March 2011 less issuance expenses paid in the period. Cash flows provided by financing activities in the year ended December 31, 2010 stemmed from cash received in the issuance of shares under the Bio-Gal transaction.

1.2.4	Financing resources

The Group has no revenues from operations at this stage, excluding from the subsidiary InterCure. The Group finances its research and development operations from raising capital, its own capital, and current credit from suppliers and service providers. As at December 31, 2012, the Group's balance of cash and cash equivalents and short-term deposits amounted to approximately $ 3,334 thousand (approximately $ 2,368 thousand excluding cash in InterCure). In the period, the Company raised approximately $ 4.3 million through the private placement (of March 2012) and the exercise of warrants (series 2) and warrants (series A) which were exercised during that period (see 1.1.4 and 1.1.14 above). Moreover, after the reporting date through the date of the approval of the financial statements, 31,410 warrants (series 2) were exercised into 31,410 Ordinary shares of the Company of NIS 0.1 par value each for total proceeds of approximately $ 9 thousand.

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Mr. Ronen Twito, the Company's Deputy CEO and CFO.

b.	Description of the market risks to which the Group is exposed - the Group's activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the U.S. dollar (the Group's functional currency).

c.	The Group's market risk management policy - on March 29, 2012, the Company's Board ruled that, from time to time and as required, the Company's management is authorized to hold NIS at the amount required for the repayment of the NIS-denominated liabilities for the next nine to twelve months. InterCure's Board decided to invest the majority of cash balances in InterCure in short-term dollar-linked deposits and the remaining cash balances in NIS deposits.

d.	Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Group's Board.

2.1.1	Exchange rate risk

Substantially all of the Group's revenues and expenses are denominated in U.S. dollars and part in GBP against which the Group holds its available liquid resources in or linked to dollars. Nevertheless, in respect of some of the expenses which are denominated in NIS and create exposure to the changes in the exchange rate of the NIS in relation to the dollar, the Group holds part of its liquid resources in NIS, based on the decision of the Board as above, in order to minimize the currency risk.

As a hedge against economic exposure, which does not significantly contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to dollar.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

In recent years, the world has experienced several events both in the political-security realm and in the economic realm which have shaken the international markets in general and the Israeli market in particular. In 2012, the domestic security tensions were felt both in the southern border of Israel (Operation "Pillar of Defense" in the Gaza Strip and terrorist attacks from the Sinai border) and in the northern border with the civil war in Syria. Also in 2012, the tension arising from Iran's nuclear plans continued. These factors are liable to harm growth and the market's activity and stability.

As for the global economic crisis which has been felt globally for the last few years, during the last two years, the European economy showed signs of deterioration as reflected, among others, by lowering the credit rating of several countries in the Eurozone by international rating agencies including France, Spain, Italy, Ireland, Greece, Portugal, Belgium, Cyprus and Slovenia. This credit downgrading has led to the resignation of prime ministers in some of those countries after having been asked to implement extensive budget cuts.

Also, during 2011, one of the rating companies lowered the credit rating of the U.S.

The Company's management estimates that since the Group's investment policy is to invest only in bank deposits in currencies that are used for its current needs (U.S. dollar, which is the Group's functional currency and NIS - based on its needs and the Board's decision), it is not directly exposed to changes in the market prices of tradable securities. Also, since the Group is in development stages and has no revenues from operations at this stage (excluding InterCure) and its expense budget relies on several suppliers and service providers, the events described above have relatively low impact on its results, compared to companies that sell their products. Nevertheless, since the Group funds its operations mainly from its own capital, as above, the events described above could have a significant effect on the Group's ability to raise funds in the future in order to finance its plans and activity, which will require the Company to minimize its activities, sell or grant a sublicense to third parties to use all or part of its technologies in order to support its operations (see Note 1b to the consolidated financial statements).

As for InterCure, the financial crisis in the main markets of the U.S. and the UK continues to significantly affect InterCure. The developments and crises in the markets in general and particularly the economic slowdown, reduced consumer spending and decrease in the Consumer Confidence Index are all liable to adversely affect InterCure's business results, liquidity, value of assets, business position, financial covenants, ability to distribute dividends and ability to raise financial resources, if needed, as well as the financing terms of such raising.

2.2	Report of linkage basis

Linkage basis of balance sheet items as at December 31, 2012:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:
Cash and cash equivalents	862	699	1	-	1,562
Short-term deposits	1,008	742	-	-	1,750
Trade receivables	24	1	51	-	76
Other accounts receivable	14	92	-	47	153
Restricted deposits	-	22	-	-	22
Inventory	-	-	-	229	229

	1,908	1,556	52	276	3,792
Liabilities:
Trade payables	515	224	4	-	743
Other accounts payable	477	429	-	-	906
Employee benefit liabilities	-	13	-	-	13

	992	666	4	-	1,662

Monetary assets less monetary liabilities	916	890	48	276	2,130

Linkage basis of balance sheet items as at December 31, 2011:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:
Cash and cash equivalents	8	114	1	-	123
Short-term deposits	1,000	372	-	-	1,372
Accounts receivable	-	25	-	43	68
Restricted deposits	-	21	-	-	21

	1,008	532	1	43	1,584
Liabilities:
Trade payables	75	12	1	-	88
Other accounts payable	325	216	-	-	541

	400	228	1	-	629

Monetary assets less monetary liabilities	608	304	-	43	955

2.3	Sensitivity analysis

Report of the exposure to financial risks

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS

	Gain (loss) from changes			Gain (loss) from changes
	+ 10%	+ 5%	31.12.2012	- 5%	- 10%
	$000

Cash and cash equivalents	70	35	699	(35)	(70)
Short-term deposits	74	37	742	(37)	(74)
Trade receivables	-	-	1	-	-
Other accounts receivable	9	5	92	(5)	(9)
Short-term restricted deposits	2	1	22	(1)	(2)
Trade payables	(22)	(11)	(224)	11	22
Other accounts payable	(43)	(21)	(429)	21	43
Employee benefit liabilities	(1)	(1)	(13)	1	1

Exposure in the linkage balance sheet	89	45	890	(45)	(89)

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Donation policy

As at the reporting date, the Company did not determine a donation policy. During the reporting period, the Company donated an amount of NIS 1,020.

3.2	The Company's internal auditor

3.2.1	The Company's internal auditor is Mr. Daniel Shapira, who owns a CPA firm specializing in rendering internal auditing services to companies traded in Israel and overseas. The firm has about 20 years of experience in performing internal audit of public companies with experience in wide range of businesses. The auditor is not an employee of the Company but he renders internal audit services as an external entity. The tenure of the internal auditor started on December 26, 2000.

3.2.2	To the Company's best knowledge, the internal auditor complies with the guidance of Section 146(b) to the Israeli Companies Law, 1999 and with the provisions set in articles 3(a) and 8 to the Israeli Internal Auditing Law, 1992.

3.2.3	According to the internal auditor's announcement, the professional regulations pursuant to which the auditor conducts the audit are as the accepted professional standards of the Israeli Internal Auditing Law, 1992.

3.2.4	The internal auditor's supervisor in the organization is the Chairman of the Audit Committee.

3.2.5	To the best of the Company's Board knowledge, the scope, the nature and the continuity of the internal auditor's activities and his plan of work are reasonable under the circumstances and sufficient to achieve the aims of internal auditing in the Company. As stated in article 9 to the Israeli Internal Auditing Law, 1992, the internal auditor was given free access, including ongoing and direct, where appropriate, to the Company's information system and its financial data.

3.2.6	In 2012, the internal auditor audited transactions of interested parties – resolutions, reporting and the manner in which resolutions were implemented with regard to the execution of the transactions and follow-up on the Company Board level, over the subsidiaries' activity. The working plan is determined, among others, based on a survey of the risks assessment conducted by the internal auditor and consulting with the Company's Audit Committee.

3.2.7	The audit committee and/or Board approve the issues in the working plan every year.

3.2.8	The working plan allows the internal auditor discretion to deviate from it. According to the practice at the Company, the auditor has to report on the reasoned deviations from the working plan.

3.2.9	The overall audit budget for 2012: considering the size of the Company and the current scope of its operation and taking into account the approved annual working plan, as above, the audit budget was placed at the scope of about 150 hours.

3.2.10	Professional standards: the internal auditor, based on his announcement, prepares the internal audit in accordance with the accepted professional standards as stated in Section 146(b) to the Israeli Companies Law, 1999 and in conformity with article 8 to the Israeli Internal Auditing Law ("the Internal Auditing Law") including, among others, quality standards and performance standards. Pursuant to a professional guidance of the Institute of Internal Auditors in Israel, the internal auditor maintains quality assurance plan including self internal examination.

3.2.11	In the Board's opinion, the audit work was conducted in accordance with accepted professional standards for internal auditing.

3.2.12	The Board and its audit committee authorized the appointment of the internal auditor while taking into account his professional qualifications, experience in the practice of auditing and his familiarity with the Company's business.

3.2.13	The reports of the internal auditor were submitted in writing to the Company's audit committee which discussed them in August 2012 and March 2013 and decided to accept his key recommendations in each of the reports. The reports of the internal auditor are submitted to the Chairman of the Board and to the Chairman of the Audit Committee. All documents and information requested by the internal auditor are delivered to him, as stated in article 9 to the Israeli Internal Auditing Law, and he has free access to information, as stated in this item, including ongoing and direct access to the Company's information system and its financial data.

3.2.14	On March 21, 2013, in a meeting of the audit committee together with the internal auditor it was decided on the auditing issues for 2013 and the dates when such auditing will be performed.

3.2.15	The salary of the internal auditor for the services he rendered in 2012 totaled approximately NIS 34 thousand (approximately $ 9 thousand).

3.2.16	In the opinion of the Board and under the circumstances, the compensation of the internal auditor is reasonable and does not impact professional judgment and this, among others, taking into account the Board's impression of the way in which he conducts the internal auditing work at the Company.

3.3	Directors with accounting and financing expertise

1.	In the reporting period, 22 meetings of the Board were held, seven meetings of the committee that examines the financial statements/the audit committee, two meetings of the compensation committee and one meeting of the nomination committee.

2.	Details about directors with accounting and financial expertise:

According to a decision of the Company's Board from August 27, 2009, the minimal number of directors with accounting and financial expertise is two. In its determination the Company's Board relied on the scope of the Company's activity which does not justify more than two directors with accounting and financial expertise and the nature of its activity in the development of drugs and bio-technology realm. As at the date of this report, the Company has four directors with accounting and financial expertise - Mr. Amit Yonay, Mr. Jaron Diament, Mr. Marc Allouche and Ms. Dafna Cohen. For more details of their education, training, experience and knowledge, see Part D, Regulation 26 to this interim report.

3.4	Independent directors

The Company did not adopt in its articles of association a provision regarding the tenure of independent directors.

3.5	The auditors

The Company's auditors are Kesselman & Kesselman, CPAs (PwC Israel). The total professional fee paid to the auditors for 2012 amounted to $ 66 thousand (around 2,410 working hours) for audit and tax services. The fee is determined between the accounting firm and the Company's audit committee.

Below are details of the total fee to which the auditors are entitled in the reporting year and the previous year for rendering services to the Group:

	For accounting services relating to audit and tax services		For other services
	$000	Hours	$000	Hours

2012	61	2,200	5	210
2011	51	1,122	4	88

3.6	Salary to officers

On March 3, 2013, the Company's Board held a meeting for examining the employment/service agreements with the Company's executive officers, among others, by reference to the contribution of each of the executive officers in the reporting period.

3.6.1	The following information was presented for each of the Company's executive officers:

a.	The employment agreements and terms of:

1.	Mr. David Grossman, the Company's CEO
2.	Mr. Ronen Twito, Deputy CEO and CFO
3.	Prof. Moshe Mittelman, Medical Director
4.	Dr. Ben-Zion Weiner, Director
5.	Mr. Marc Allouche, Director
6.	Mr. Amit Yonay, Chairman of the Board

At the Board's meeting, the employment/service agreements of the above gentlemen were reviewed in detail, in accordance with the details provided in chapter D to this report.

b.	Description of the activity of the executive officers during the reporting year and in general (a separate discussion was held for each executive officer):

•	The extent of their activity in relation to the duty and the Company's targets.
•	Transactions entered into with the involvement of the executive officer and the officer's contribution to their advancement.
•	Management activities in the capacity of the executive officer.

c.	Criteria used in examining payments to the Company's executive officers:

•	Examining the duty of the executive officer, accomplishment of different requirements in the capacity of the duty and Company's objectives.
•	Examining the overall payment made to the officer over the relevant year by reference to the standard norms for officers with similar duties in comparable companies and/or in companies with comparable market capitalization.
•	Examining the significant changes during the year, if taken place, in the nature of the Company's activity, in the officer's duty, in the level of responsibility and in the efforts required to fulfill the officer's duty.

3.6.2	A summary of the Board's conclusions and arguments:

1.	After a separate and detailed discussion with respect to each of the above executive officers, all Board members unanimously declared that the payments to the executive officers are fair and reasonable in general and specifically for the reporting year.

2.	In their considerations, the Board members especially indicated the fact that the current year was a significant year for the Company in view of the following achievements: the private placement (and exercises of warrants) in which the Company raised approximately $ 4.3 million, the filing of the application for relisting the ADRs for trade on the NASDAQ, the acquisition of control of InterCure, the investment in Proteologics, managing the protein research in the context of the preparations for the phase 2 clinical trial of the Company's rHuEPO drug (see notes to the financial statements) and the evaluation of new technologies.

Directors' fees

The Company's directors, including external directors and excluding Dr. Ben-Zion Weiner and Mr. David Grossman, are entitled to identical directors' fees which do not deviate from the standard and are determined in accordance with the Israeli Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director), 2000 consistently with the Company's ranking and similarly to the maximum compensation under these regulations. The Company pays directors annual remuneration of approximately $ 10 thousand and attendance remuneration of approximately $ 0.375 thousand a meeting.

Dr. Ben-Zion Weiner was appointed as director on April 12, 2012 and upon appointment was granted 4,408,000 warrants which are exercisable into 4,408,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise price of NIS 0.9 per stock option (see details in 1.1.17 above). Apart from this grant, Dr. Ben-Zion Weiner is not entitled to any other form of remuneration.

Details of the payments made to executive officers and directors are elaborated in chapter D to the periodic report.

3.7	Disclosure of the financial statements approval process

The Company's Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Mr. Jaron Diament, external director, expert in accounting and financing.

Mrs. Dafna Cohen - external director, expert in accounting and financing.

Mr. Marc Allouche - director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see chapter D, Regulation 26 to the periodic report of 2012.

After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Israeli Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Israeli Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.

Several days before the meeting of the committee, the Company's draft consolidated financial statements, draft report on the description of the corporation's business, draft directors' report, draft report on separate financial information and draft report on the effectiveness of internal control over financial reporting and disclosure are delivered to the members of the committee.

The meeting of the committee that examines the financial statements which was held on March 21, 2013 was also attended, besides the members of the committee, the Company's CEO, David Grossman, the Deputy CEO and CFO, Ronen Twito, the Company's legal consultants, Ronen Kantor, Adv. and Ron Soulema, Adv., and representatives of the Company's auditors (Kesselman & Kesselman, CPAs), Ido Heller, CPA and Haim Frankel, CPA.

At the meeting of the committee in which the financial statements are discussed, the Company's CEO and Deputy CEO and CFO review in a detailed manner the key points of the financial statements, the Company's financial results, financial position and cash flows. This presentation comprises an analysis and it gives details of the composition of and movement in material items and a comparison is made to previous periods.

In the meeting, a discussion is held in the issue of estimates and assessments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors give their reference to the audit procedure and to the data in the financial statements. Also, the Company's CEO and Deputy CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

In the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and assessments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the Board's members. The members of the Company's Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company's Board stated that a two-day difference between the meeting of the committee in the issue of the Company's financial statements as at December 31, 2012 and the meeting of the Company's Board in the issue of their approval would be considered a reasonable amount of time.

On March 24, 2013, after it was made clear that the financial statements reflect properly the financial position of the Company and its operating results, the Company's Board approved the financial statements of the Company as at December 31, 2012 in the presence of the following directors: Amit Yonay (Chairman), Dafna Cohen, Jaron Diament, , Marc Allouche and David Grossman.

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting period

4.1.1	On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, its former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and a company controlled by Dr. Benjamin Gavish (Mr. Gavish's father and an interested party in InterCure at the time).

InterCure's Board appointed a committee which includes an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board conclusions. See more details in a report of January 21, 2013.

4.1.2	On February 21, 2013 and after the reporting date, the Company's extraordinary general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision is subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013, the Court approved the decision to extend the exercise period of the aforesaid warrants.

4.1.3	On March 3, 2013 the Board approved providing an extension of 6 additional months in order to pay the loan amount of $ 330 thousand given to InterCure (hereinafter: "the Due Date"), subject to the condition that should InterCure receive money, from any source whatsoever (excluding operating income), until the due date, InterCure will be obliged to pay-up the balance loan or any part thereof, in installments that will not be less than $ 50 thousand for each payment.

4.1.4.	In keeping with the negotiations held between the Company and Kitov, on March 5, 2013, the parties to the transaction decided to cease the negotiations as they failed to yield any binding agreement.

4.1.5	After the statement of financial position date through the date of approval of the financial statements, holders of the Company's warrants (series 2) exercised 31,410 warrants (series 2) into 31,410 Ordinary shares of NIS 0.1 par value each for an average exercise price of NIS 1.02 per stock option. The overall proceeds from the exercise of the warrants (series 2) totaled approximately $ 9 thousand (approximately NIS 32 thousand).

4.2	Critical accounting estimates

The significant accounting estimates were expressed in the following items: intangible assets and share-based payments as well as share appreciation rights. As for critical accounting estimates, see Note 3 to the financial statements.

4.3	Signatories

The Company does not have exclusive signatories.

March 24, 2013
Date	Amit Yonay, Chairman of the Board	David Grossman, Director and CEO

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

INDEX

Page

Auditors' Report - Internal Control over Financial Reporting	2

Auditors' Report	3

Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	4 - 5

Statements of Comprehensive loss	6

Statements of Changes in Equity	7 - 8

Statements of Cash Flows	9 - 11

Notes to Financial Statements	12 - 86

- - - - - - - - - - - -

AUDITORS' REPORT TO SHAREHOLDERS OF XTL BIOPHARMACEUTICALS LTD.

ON AUDITING COMPONENTS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to Section 9b(c) to the Israel Securities Regulations

(Periodic and Immediate Reports), 1970

We have audited components of internal control over financial reporting of XTL Biopharmaceuticals Ltd. (hereinafter - the company) and its subsidiary, as of December 31, 2012. These components of internal control were set as explained in the next paragraph. The Company's Board of Directors and Management are responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of components of internal control over financial reporting included in the accompanying interim financial information for the above date. Our responsibility is to express an opinion on the components of internal control over financial reporting based on our audit.

Components of internal control over financial reporting were audited by us according to Audit Standard no. 104 of the Institute of Certified Public Accountants in Israel "Audit of the Internal Control Components over Financial Reporting" (hereafter - "Audit Standard 104"). These components are: (1) entity level controls, including controls over the preparation process and closing of the financial reporting and general controls over information systems, (2) controls over the Equity and share based payment process (3) controls over the Intangible asset valuation and impairment process (all of which hereinafter “Audited control components”).

As described in the Company assessment, the Company did not include InterCure Ltd (hereinafter - "InterCure") within the scope of the assessment of the effectiveness of components of internal control over financial reporting as of December 31, 2012, since InterCure was acquired in early 2012 in a business combination. InterCure is consolidated by the Company and its assets and revenue in consolidation represent 12.16% and 100%, respectively, of the relevant amounts in the consolidated financial statements as of December 31, 2012 and the year then ended. Accordingly, the audit of the components of internal control over financial reporting of the Company does not include our opinion on components of internal control of InterCure Ltd.

We conducted our audits in accordance with Audit Standard 104. This standard requires that we plan and perform the audit to identify the audited control components and to obtain reasonable assurance whether these control components have been maintained effectively in all material respects. The audit includes obtaining an understanding of the internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists in the audited control components, as well as review and assessment of effective planning and maintaining of these audited control components based on the estimated risk. Our audit, relating to those audited control components, also included performing such other procedures as we considered necessary under the circumstances. Our audit referred only to the audited control components, unlike internal control of all material processes over financial reporting, and therefore our opinion refers only to the audited control components. In addition, our audit did not take into account the mutual influences between the audited control components and those which are not audited, and therefore our opinion does not take into account such possible effects. We believe that our audit provides a reasonable basis for our opinion in the context described above.

Due to inherent limitations, internal control over financial reporting in general and components of internal controls in particular, may not prevent or detect a misstatement. Also, making projections on the basis of any evaluation of effectiveness is subject to the risk that controls may become inadequate because of changes in circumstances, or that the degree of compliance with the policies or procedures may be adversely affected.

In our opinion, the Company maintained effectively, in all material respects, the audited control components as of December 31, 2012. As noted above, the components of internal control over financial reporting of InterCure were not audited by us, according to a decision of the Company that InterCure is not within the scope of the report on the assessment of effectiveness of internal control.

We also audited the Company's consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, in accordance with auditing standards generally accepted in Israel, and our report, dated March 24, 2013 included an unqualified opinion on those financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
March 24, 2013	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

REPORT OF THE AUDITORS

To the shareholders of

XTL BIOPHARMACEUTICALS LTD.

We have audited the consolidated Statements of Financial Position of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of Comprehensive Income (Loss), changes in equity and cash flows for each of the three years ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors Regulations (Mode of Performance) - 1973, and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above ,present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the consolidated comprehensive income (loss), changes in equity and cash flows for each of the three years ended December 31, 2012, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We have audited, according to Audit Standard No. 104 “Audit of components of internal control over financial reporting” published by the Israeli Institute of Certified Public Accountants, components of the internal controls over financial reporting of the Company as of December 31, 2012 and our report dated March 24, 2013 included an unqualified opinion on the effective existence of those components.

As noted in that report, the components of internal control over financial reporting of InterCure were not audited by us, according to a decision of the Company that InterCure is not within the scope of the report on the assesment of effectiveness of internal control.

Tel-Aviv, Israel	Kesselman & Kesselman
March 24, 2013	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2012	2011
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	1,696	123
Short-term deposits	7	1,616	1,372
Trade receivables	8	76	-
Other accounts receivable	9	153	68
Restricted deposits		22	21
Inventories	10	229	-

		3,792	1,584

NON-CURRENT ASSETS:
Investment in associate	12	2,336	-
Property, plant and equipment, net	13	72	32
Intangible assets, net	14	4,886	2,457

		7,294	2,489

Total assets		11,086	4,073

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2012	2011
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	15	743	88
Other accounts payable	16	906	541

		1,649	629
NON-CURRENT LIABILITIES:
Employee benefit liabilities		13	-

		13	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	19
Ordinary share capital		5,997	5,335
Share premium and options		147,475	141,385
Accumulated deficit		(143,560)	(143,276)
Treasury shares		(2,469)	-
Foreign currency translation adjustments of foreign operations		114	-
Reserve from transactions with non-controlling interests		(204)	-

		7,353	3,444
Non-controlling interests		2,071	-

Total equity		9,424	3,444

Total liabilities and equity		11,086	4,073

The accompanying notes are an integral part of the consolidated financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: March 24, 2013.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2012	2011	2010
	Note	U.S. dollars in thousands (except per share data)

Revenues		938	-	-
Cost of sales	21	(380)	-	-

Gross profit		558	-	-

Research and development expenses	22	(99)	(158)	(64)
Selling and marketing expenses	23	(848)	-	-
General and administrative expenses	24	(2,769)	(1,078)	(1,222)
Other gains, net	25	802	12	30

Operating loss		(2,356)	(1,224)	(1,256)

Finance income	26	60	24	6
Finance expenses	26	(15)	(7)	(7)

Finance income (expenses), net		45	17	(1)

Earnings from investment in associate	12	569	-	-

Loss for the year		(1,742)	(1,207)	(1,257)

Other comprehensive income:
Foreign currency translation adjustments		114	-	-

Total other comprehensive income		114	-	-

Total comprehensive loss for the year		(1,628)	(1,207)	(1,257)

Loss for the year attributable to:
Equity holders of the Company		(1,390)	(1,207)	(1,257)
Non-controlling interests		(352)	-	-

		(1,742)	(1,207)	(1,257)

Total comprehensive loss for the year attributable to:
Equity holders of the Company		(1,276)	(1,207)	(1,257)
Non-controlling interests		(352)	-	-

		(1,628)	(1,207)	(1,257)
Basic and diluted loss per share (in U.S. dollars)	28	(0.006)	(0.006)	(0.011)

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2012	5,335	141,385	(143,276)	-		-	3,444	-	3,444

Loss for the year	-	-	(1,390)	-	-	-	(1,390)	(352)	(1,742)
Other comprehensive income	-	-	-	-	114	-	114	-	114

Total comprehensive loss	-	-	(1,390)	-	114	-	(1,276)	(352)	(1,628)

Share-based payment to employees and others	-	-	1,106	-	-	-	1,106	193	1,299
Issuance of shares for business combination	176	2,293	-	(2,469)	-	-	-	1,858	1,858
Issuance of shares and warrants	309	2,109	-	-	-	-	2,418	-	2,418
Conversion of loan convertible into capital in subsidiary	-	-	-	-	-	(204)	(204)	372	168
Exercise of warrants into shares	177	1,688	-	-	-	-	1,865	-	1,865

Balance as of December 31, 2012	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2011	4,993	139,983	(142,142)	-	-	-	2,834	-	2,834

Comprehensive loss for the year	-	-	(1,207)	-	-	-	(1,207)	-	(1,207)
Issuance of shares and warrants	342	1,399	-	-	-	-	1,741	-	1,741
Share-based payment to employees and others	-	-	73	-	-	-	73	-	73
Exercise of warrants into shares	*	3	-	-	-	-	3	-	3

Balance as of December 31, 2011	5,335	141,385	(143,276)	-	-	-	3,444	-	3,444

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2010	1,445	139,786	(141,224)	-	-	-	7	-	7

Comprehensive loss for the year	-	-	(1,257)	-	-	-	(1,257)	-	(1,257)
Issuance of shares	3,545	193	-	-	-	-	3,738	-	3,738
Share-based payment to employees and others	-	-	339	-	-	-	339	-	339
Exercise of stock options into shares	3	4	-	-	-	-	7	-	7

Balance as of December 31, 2010	4,993	139,983	(142,142)	-	-	-	2,834	-	2,834

*) Less than $ 1,000

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2012	2011	2010
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year		(1,742)	(1,207)	(1,257)
Adjustments to reconcile loss to net cash provided by (used in) operating activities (a)		236	(105)	522

Net cash used in operating activities		(1,506)	(1,312)	(735)

Cash flows from investing activities:

Acquisition of subsidiary, less cash received (d)	5	733	-	-
Investment in associate	12	(1,658)	-	-
Decrease (increase) in restricted deposit		1	25	(6)
Increase in short-term bank deposits		(170)	(1,377)	-
Purchase of property, plant and equipment	13	(6)	(12)	(16)
Purchase of intangible assets	14	(80)	-	-
Other investments		(29)	(8)	(81)

Net cash used in investing activities		(1,209)	(1,372)	(103)

Cash flows from financing activities:

Issuance of shares in Bio-Gal transaction	14c	-	-	1,473
Proceeds from issuance of shares and warrants	19	2,418	1,741	-
Exercise of warrants and stock options into shares	19	1,865	3	7

Net cash provided by financing activities		4,283	1,744	1,480

Increase (decrease) in cash and cash equivalents		1,568	(940)	642
Gains (losses) from exchange rate differences on cash and cash equivalents		5	(3)	12
Cash and cash equivalents at beginning of year		123	1,066	412

Cash and cash equivalents at end of year		1,696	123	1,066

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2012	2011	2010
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	13, 14	136	94	42
	Loss from disposal of property, plant and equipment		2	3	-
	Share-based payment transactions to employees and others	20	1,299	73	219
	Revaluation of short-term deposits		(75)	5	-
	Exchange rate differences on operating activities		(5)	3	(12)
	Gain from bargain purchase	5	(795)	-	-
	Change in employee benefit liabilities, net		2	-	-
	Loss from change in holding rate in associate	12	5	-	-
	Earnings from investment in associate	12	(569)	-	-

			-	178	249
	Changes in operating asset and liability items:

	Decrease in trade receivables	8	3	-	-
	Decrease (increase) in other accounts receivable and income taxes receivable	9	(23)	42	(5)
	Increase in inventories	10	(44)	-	-
	Increase (decrease) in trade payables	15	199	(109)	5
	Increase (decrease) in other accounts payable	16	101	(216)	273

			236	(283)	273

			236	(105)	522

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2012	2011	2010
		U.S. dollars in thousands

(b)	Additional information on cash flows from operating activities:

	Interest received	40	11	2

	Receipts from taxes on income	-	-	72

(c)	Non-cash transactions:

	Deferred charges in connection with the Bio-Gal transaction which were recorded in "intangible assets" and "other investments"	-	-	40

	Purchase of intangible asset as consideration for the issuance of the Company's shares under the Bio-Gal transaction	-	-	2,265

	Purchase of exclusive right to examine medical technology for a 15-month period against equity	-	-	120

	Purchase of property, plant and equipment on suppliers' credit	73	-	6

	Issuance of treasury shares to subsidiary	2,469	-	-

	Conversion of loan convertible into capital in subsidiary	168	-	-

(d)	Acquisition of newly consolidated subsidiary (see Note 5):

	Working capital (excluding cash and cash equivalents)	517	-	-
	Property, plant and equipment	(51)	-	-
	Intangible assets	(2,397)	-	-
	Gain from bargain purchase	795	-	-
	Non-current liabilities	11	-	-
	Non-controlling interests	1,858	-	-

		733	-	-

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware, USA.

The Company is a public company traded on the Tel-Aviv Stock Exchange ("TASE") and its American Depository Receipts (ADRs) are quoted on the Pink Sheets. See also Note 19h below.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. (as of the date of acquisition) ("InterCure"), a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. As of December 31, 2012, the Company holds approximately 45.41% of InterCure's issued and outstanding share capital. See more details about the acquisition of InterCure in Note 5 below.

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. ("Proteologics"), a public company whose shares are traded on the TASE, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million) paid in cash (see Note 12 below). As of December 31, 2012, the Company holds approximately 31.24% of Proteologics' issued and outstanding share capital.

As of the date of the financial statements, the Company is in stages of planning and preparing for the implementation of a phase 2 clinical trial of the recombinant EPO ("rHuEPO") drug for treating Multiple Myeloma patients. As part of said preparations, the Company conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients. The Company has expanded the study to additional centers in order to collect additional data beyond the original study plan. The data which was collected in the framework of the preliminary study will be combined, as necessary, in planning and preparing for the implementation of the phase 2 clinical trial which the Company expects to obtain the approval to commence it by the end of the fourth quarter of 2013.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 1:-	GENERAL (Cont.)

The following are the Company's subsidiaries as of December 31, 2012:

InterCure - a publicly traded company on the TASE (see more details in Note 5 below). InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK, incorporated in the UK (inactive).

Xtepo - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

XTL Inc. - was engaged in the development of therapeutics and business initiatives in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware, USA.

As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

b.	The Company has incurred continuing losses and its entire income at this stage originates from InterCure, a subsidiary which was consolidated for the first time in these financial statements (following the completion of the transaction of July 2012, see also Note 5 below). The Company depends on outside financing resources to continue its activities. During the period the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.3 million (see information in Note 19 below). In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits, will enable the Company to fund its activities through at least into the third quarter of 2014. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of its existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause the Company to consume capital significantly faster than the management's current anticipation and the Company may need to spend more money than currently expected because of, among others, circumstances beyond its control.

The Company will incur additional losses in 2013 from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to exercise tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	The financial statements of the Company and its subsidiaries ("the Group") as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the International Accounting Standards Board ("IFRS") and include the additional disclosure required in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The significant accounting policies described below are consistent with those of all years presented, unless it is indicated otherwise.

The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Group's management to exercise its judgment in the process of applying the Group's accounting policies. The areas that involve judgment which has significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Group's management.

2.	The Group's operating cycle is 12 months.

3.	The Group analyzes the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

b.	Consolidated financial statements:

1.	Subsidiaries and business combinations:

Subsidiaries are entities whose financial and operating policies are controlled by the Company, control which often involves holding more than half of the voting rights. When examining whether the Company controls another entity, the existence and effect of potential voting rights that are exercisable or convertible immediately are taken into account.

The Company examines whether it controls another entity even when it does not hold more than 50% of the voting rights, but can control the entity's financial and operating policies by de-facto control. De-facto control can be created under circumstance in which the ratio of the Company's voting rights in the entity to the percentage and dispersion of the holdings of the other shareholders grants the Company the power to control the entity's financial and operating policies.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Subsidiaries are fully consolidated starting from the date on which control therein is attained by the Company. Their consolidation ceases when such control is discontinued.

The Company's accounting treatment of business combinations uses the acquisition method. The consideration transferred for the acquisition of a subsidiary ("the acquiree") is calculated as the total of fair values of the assets transferred by the Company, the liabilities incurred to the Group against the acquiree's previous owners and the equity rights issued by the Company. The transferred consideration includes the fair value of each asset or liability arising from a contingent consideration arrangement. The acquisition related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed by the Company in a business combination (excluding certain exceptions prescribed in IFRS 3R, "Business Combinations (Revised)" ("IFRS3R") are initially measured at fair value on the acquisition date. For each business combination, the Company decides whether to recognize non-controlling interests in the acquiree which represent existing ownership rights and entitle their holders to a relative portion of the entity's net assets upon liquidation at their fair value or at the relative portion of the existing ownership instruments in amounts recognized for the acquiree's net identifiable assets. This decision is individually made for each business combination. All the other components of non-controlling interests are measured at fair value on the acquisition date unless another measurement basis is required by IFRS.

The excess of the overall amount of the transferred consideration, the amount of any non-controlling interests in the acquiree, and the fair value of any previous equity rights in the acquiree on the acquisition date in excess of the net amount of identifiable assets acquired and liabilities assumed on the acquisition date, all measured as above, is recognized as goodwill.

In the event that the net amount of identifiable assets acquired and liabilities assumed on the acquisition date exceeds the overall amount of the transferred consideration, the amount of any non-controlling interests in the acquiree, and the fair value of any previous equity rights in the acquiree on the acquisition date as discussed above, the difference is recognized directly in profit or loss on the acquisition date.

Intra-group balances and transactions, including revenues, expenses and dividends in respect of transactions between the Group companies, are eliminated. Gains and losses arising from intra-group transactions that have been recognized as assets (such as inventories and property, plant and equipment) are also eliminated. Such intra-group losses may point to the impairment of assets which is tested and accounted for as specified in g below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions with non-controlling interests which do not result in loss of control:

Transactions with non-controlling interests in subsidiaries which do not result in loss of control in the subsidiaries are accounted for as transactions with owners. In these transactions, the difference between the fair value of any consideration paid or received and the amount of adjustment of the non-controlling interests to reflect the changes in their relative rights in the subsidiaries is directly recognized in equity and attributed to the equity holders of the parent.

3.	Associate:

An associate is an entity over which the Group exercises significant influence, but not control, which is usually expressed in holding 20%-50% of the voting rights. The investment in an associate is presented using the equity method of accounting. According to the equity method of accounting, the investment is initially recognized at cost and its carrying amount varies to the extent that the Group recognizes its share of the associate's earnings or losses from the acquisition date.

The associate's accounting policies are consistent with those of the Group's accounting policies, except for the early adoption of IFRS 9 in the associate's financial statements. The early adoption of IFRS 9 had no effect on the associate's financial statements.

The Group's share in the earnings or losses of associates after the acquisition date is carried to profit or loss and its share in the other comprehensive income movements after the acquisition date is carried to other comprehensive income against the carrying amount of the investment.

At each reporting date, the Group determines if there are indicators of impairment in the investment in the associate. In such case, the Group calculates the amount of the impairment as the difference between the recoverable amount of the investment in the associate (the higher of the value in use and the fair value less selling costs) and its carrying amount and recognizes the amount of impairment in profit or loss in the line item of "equity in earnings (losses) in associates".

c.	Segment reporting:

Operating segments are reported using the same basis used for internal reporting purposes and submitted to the Company's Chief Operating Decision Maker who is in charge of allocating resources to the Company's operating segments and assessing their performance.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Translation of balances and transactions in foreign currency:

1.	Functional currency and presentation currency:

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in U.S. dollars, which is the functional currency of each of the Group's entities and the Company's presentation currency.

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar ("the dollar") in relation to the NIS:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2012	(2.30)
December 31, 2011	7.66
December 31, 2010	(5.99)

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2012	3.733
December 31, 2011	3.821

2.	Transactions and balances:

Transactions in a currency other than the functional currency ("foreign currency") are translated into the functional currency using the exchange rates at the dates of the transactions. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in the statement of comprehensive income in the line item finance income (expenses). Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Translation of the financial statements of the Group companies:

The operating results and financial position of all the Group companies (none of whose functional currency is the currency of a hyperinflationary economy), including companies accounted for at equity, whose functional currency differs from the presentation currency (Proteologics functional currency is NIS), are translated into the presentation currency as follows:

a)	Assets and liabilities at each statement of financial position date are translated at the closing rate on the statement of financial position date;

b)	Revenues and expenses at each statement of comprehensive income date are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of exchange rates on the transaction dates in which case the revenues and expenses are translated at the exchange rate on the transaction date);

c)	All resulting exchange rate differences are recognized in other comprehensive income.

Upon consolidation of the financial statements, exchange rate differences arising from translating the net investment in foreign operations and from loans and other currency instruments which are designated as investment hedges are carried to other comprehensive income. Upon the disposal of part of or an entire foreign operation, the exchange rate differences carried to other comprehensive income are recognized in profit or loss as part of the gain or loss from the disposal.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are accounted for as the foreign operation's assets and liabilities and translated at the closing rate. Exchange rate differences arising from such translation are carried to other comprehensive income.

e.	Property, plant and equipment:

Items of property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of property, plant and equipment is calculated on a straight-line basis to reduce their cost to their residual value over their useful life as follows:

%

Computers	33
Office furniture and equipment	6 - 15
Production molds	20

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included when the asset is derecognized in "other gains (losses), net" in the consolidated statements of comprehensive income.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see g below).

f.	Intangible assets:

1.	Brand name and technology:

Brand name and technology acquired in a business combination are recognized at fair value on the acquisition date. Brand name and technology have a finite useful life and are presented at cost net of accumulated amortization. The amortization is calculated using the straight-line method over the expected useful life (9-10 years).

2.	Computer software:

Acquired licenses to use computer software are capitalized based on costs incurred in acquiring the specific software and preparing it for use. These costs are amortized using the straight-line method over the estimated useful life (five years). Costs relating to computer software upkeep are recognized as expenses as incurred.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Exclusive technology testing right:

An acquired exclusive immune system technology testing right has a finite life of 15 months in effect from September 1, 2010 and is amortized using the straight-line method over its useful life. On November 30, 2011, the amortization of this right was concluded. See details in Note 14d below.

4.	Unamortized intangible assets (licenses and patent rights):

The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use. These assets are reviewed for impairment once a year or whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, "Impairment of Assets".

5.	Research and development:

Research expenditures are recognized as expenses when incurred. Costs arising from development projects are recognized as intangible assets when the following criteria are met:

-	it is technically feasible to complete the intangible asset so that it will be available for use;
-	management intends to complete the intangible asset and use or sell it;
-	there is an ability to use or sell the intangible asset;
-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the reporting period, the Group did not capitalize development costs to intangible assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of non-financial assets:

Intangible assets which are not yet available for use are not depreciated and impairment in their respect is tested every year. Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position.

As for testing impairment of acquired intangible assets, see f above.

h.	Financial assets:

1.	Classification:

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. The Group's management determines the classification of its financial assets at initial recognition.

Trade receivables, loans and receivables:

Trade receivables, loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. These maturities are classified as non-current assets. The Group's trade receivables, loans and receivables are included in the line items: "trade receivables", "other accounts receivable", "cash and cash equivalents", "short-term deposits" and "restricted deposits" in the statement of financial position.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Recognition and measurement:

Regular purchases and sales of financial assets are recognized in the books of the Group companies on the transaction settlement date which is the date on which the asset is transferred to the Group or transferred by the Group. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income (loss). Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

3.	Impairment of financial assets:

Financial assets carried at amortized cost:

The Group assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset ("a loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

i.	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The Group periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Purchased merchandise and products - using the "first-in, first-out" method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Trade receivables:

The balance of trade receivables relates to amounts receivable from the Group's customers for goods sold or services rendered in the ordinary course of business. Trade receivables are initially recognized at fair value and subsequently measured at amortized cost based on the effective interest method, less an allowance for doubtful accounts.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Group's management, is doubtful. The Group's also recognizes a provision for groups of customers that are collectively assessed for impairment based on their credit risk characteristics. Impaired debts are derecognized when they are assessed as uncollectible.

k.	Cash and cash equivalents:

Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less.

l.	Share capital:

The Company's Ordinary shares are classified as share capital. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the issuance proceeds.

When Group companies purchase Company shares (treasury shares), the consideration paid, including incremental costs directly attributable to the purchase (less the effect of taxes on income), is deducted from the equity attributable to equity holders of the parent until the shares are eliminated or reissued. When these shares are reissued in subsequent periods, the consideration received, less incremental costs directly attributable to the transaction and less the effect of taxes on income, is included in equity attributable to equity holders of the parent.

m.	Trade payables:

Trade payables are the Group's obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Taxes on income:

Taxes on income in profit or loss comprise current and deferred taxes. Current or deferred tax results are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of prior years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred tax balances are measured at the tax rate that is expected to apply when the taxes are taken to the statement of comprehensive income (loss), to other comprehensive income or equity based on tax laws that have been enacted or substantively enacted by the reporting date. The amount for deferred taxes in the statement of comprehensive income (loss) represents the changes in said balances during the reported period, except for items attributable to other comprehensive income or equity.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or recognition is recognized in the line item "taxes on income".

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Deferred tax asset has not been recognized in the Group's accounts because the availability of taxable income in the future is not probable.

o.	Employee benefits:

1.	Employment benefits for retirement compensation/pension:

A Defined contribution plan (Section 14) is a post-employment employee benefit plan under which the Company pays fixed contributions into a separate and independent entity so that the Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a post-employment employee benefit plan that is not a defined contribution plan.

The Group operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds. Said pension plans qualify for the criteria of defined contribution plan, as above, based on their terms.

According to the labor laws and employment agreements in Israel and according to the Group's practice, the Group is obligated to pay compensation to employees who are dismissed and, under certain circumstances, to employees who retire. The Group's liability to pay retirement compensation for certain employees is accounted for as a defined benefit plan and for the remaining employees it is accounted for as a defined contribution plan.

According to the liabilities of the Group companies to employees under defined benefit plans, the amounts of the benefits to be received by employees eligible for severance pay upon retirement are based on the number of years of employment and latest salary.

The liabilities of the Group companies for the remaining employees under defined contribution plans consist of making fixed contributions in a separate and independent entity whereby the Group companies have no legal or constructive liability to make additional contributions in the event that the fund's assets are insufficient for paying all employees the benefits for their services in the current period and in previous periods.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accrued severance pay presented in the statement of financial position is the present value of the defined benefit liability as of the statement of financial position date, less the fair value of the plan assets. The defined benefit liability is measured on an annual basis by an actuary using the Projected Unit Credit Method.

The present value of the liability is determined by discounting the expected future cash flows (after taking into account expected salary increase rates), based on interest rates of Government bonds denominated in the currency in which the benefits will be paid and whose maturity period approximates the accrued severance pay period.

According to IAS 19, "Employee Benefits", the discount rate used to calculate the actuarial obligation is determined by using market returns of high quality corporate debentures on the statement of financial position date. However, according to IAS 19, in countries which do not have a deep market for such debentures, the market returns of Government bonds on the statement of financial position date will be used instead.

The Group carries actuarial gains or losses arising from changes in actuarial assumptions and consequently from changes between past assumptions and actual results to profit or loss in the period in which they are incurred.

The severance pay fund is measured at fair value and forms the plan assets as defined in IAS 19 which is offset from the accrued severance pay for purposes of presentation in the statement of financial position.

As abovementioned, the Group buys insurance policies and makes payments to pension and compensation funds to finance its obligations under defined contribution plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses concurrently with the services rendered by the employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or reduction in the future payments is available.

2.	Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Share-based payment:

The Group operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Group's equity instruments. In this framework, the Group grants employees, from time to time, and, at its discretion, options to purchase shares of the Group companies. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

Non-market vesting conditions are included in the assumptions used in estimating the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment arrangement are to be satisfied.

In each reporting date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income (loss) with a corresponding adjustment in equity.

When the options are exercised, the Company issues new shares. The proceeds net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Share-based payment transactions in which the Company acquired assets as consideration for the Company's equity instruments are measured at the value of the assets acquired (see Note 14d below).

q.	Provisions:

A provision in accordance to IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of event occurred in the past, probable to be required to use economic resources to settle the obligation and can be reliably estimated. The group recognizes a provision for warranty when the product is sold to the customer or when the sevice is provided to the customer. Initial recognition is based on past experience. The estimated provision is tested re-tested every year.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Revenue recognition:

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In cases where the Company acts as an agent or as a broker without being exposed to the risks and rewards associated with the transaction, its revenues are presented on a net basis. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

Revenues from the sale of goods:

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date is usually the date on which ownership passes.

s.	Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income (loss) on a straight-line basis over the period of the lease.

t.	Loss per share:

Basic loss per share is calculated by dividing the income or loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period, less Company shares held by a subsidiary.

In calculating diluted loss per share, in addition to the average of Ordinary shares used for calculating basic loss, the weighted average number of shares that will be issued assuming that all the potentially dilutive shares are converted into shares is also taken into consideration. Potential shares are taken into account as above only when their effect is dilutive (reduces the earnings or increases the loss per share).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	New and amended IFRS standards and IFRIC interpretations:

Standards and amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

1.	IFRS 10, "Consolidated Financial Statements" ("IFRS 10"):

IFRS 10 supersedes all existing guidance on the control and consolidation of financial statements in IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and SIC 12, "Consolidation - Special Purpose Entities". IFRS 10 redefines "control". The new definition focuses on the requirement that power and variable returns should exist in order for control to exist. "Power" is the current ability to direct the activities which significantly affect the returns. IFRS 10 contains, inter alia, guidance relating to differentiating between participating rights and protective rights as well as guidance relating to cases where an investor is acting on behalf of another party or on behalf of a group of parties (agent/principal relationships). The core principle whereby a consolidated entity presents the accounts of a parent company and its subsidiaries as a single entity remains unchanged as well as the mechanics of consolidation. The Group will adopt IFRS 10 for the first time for the annual period commencing on January 1, 2013. The adoption of IFRS 10 is not expected to have a material impact on the Group's consolidated financial statements.

2.	IAS 27 (Revised), "Separate Financial Statements" ("IAS 27R"):

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R. The Group will adopt IAS 27R for the first time for the annual period commencing on January 1, 2013. Since IAS 27R does not address consolidated financial statements, its initial adoption is not expected to have any effect on the Group's consolidated financial statements.

3.	IAS 28 (Revised), "Investments in Associates" ("IAS 28R"):

IAS 28R replaces IAS 28 in its previous format. The key changes contained in IAS 28R compared to IAS 28 relate to adding explicit references to the application of the equity method when accounting for investments in joint ventures as a result of the new guidance prescribed by IFRS 11. The Group will adopt IAS 28R for the first time for the annual period commencing on January 1, 2013. The adoption of IAS 28R is not expected to have a material impact on the Group's consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12"):

IFRS 12 prescribes disclosure requirements addressing accounting issues prescribed in IFRS 10 and IFRS 11, "Joint Arrangements" ("IFRS 11") and supersedes the existing disclosure requirements in IAS 28. The disclosure requirements prescribed in IFRS 12 include: significant judgments and assumptions; rights in subsidiaries; rights in joint arrangements and in associates; and rights in structured entities not consolidated in the financial statements. The Group will adopt IFRS 12 for the first time for the annual period commencing on January 1, 2013. The initial adoption of IFRS 12 is expected to expand certain disclosures in the Group's consolidated financial statements regarding its rights in other entities.

5.	IFRS 13, "Fair Value Measurement" ("IFRS 13"):

IFRS 13 focuses on improving the consistency and minimizing the complexity of fair value measurements by providing an accurate definition of the term "fair value" and offering a single source of guidance for the measurement of fair value and for the disclosure requirements of fair value measurement to be used by all the various IFRS standards. The requirements prescribed in IFRS 13 do not expand the use of fair value accounting but do provide guidance as to its adoption in cases where its use is required or allowed by other IFRS standards.

The Group will adopt IFRS 13 for the first time for the annual period commencing on January 1, 2013. IFRS 13 will be adopted prospectively from said annual period. The disclosure requirements of IFRS 13 need not be applied to comparative figures relating to periods before the date of its initial adoption. The initial adoption of IFRS 13 is not expected to have a material effect on the Group's consolidated financial statements.

6.	IAS 19 (Revised 2011), "Employee Benefits" ("IAS 19R"):

IAS 19R introduces significant changes in the manner of recognizing and measuring defined benefit plans and benefits in respect of employee dismissal and provides new disclosure requirements for all types of employees benefits within the scope of IAS 19 as follows:

-	The remeasurement of the net defined benefit liability (formerly - actuarial gains and losses) will be recognized in other comprehensive income and not in profit or loss.

-	The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities. The return on plan assets excluding the aforementioned income recognized in profit or loss is included in the remeasurement of the net defined benefit liability.

-	The distinction between short-term employee benefits and long-term employee benefits is based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

-	Past service cost arising from changes in the plan is recognized immediately.

The Standard is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Group estimates that IAS 19R is not expected to have a material impact on the financial statements.

7.	IFRS 9, "Financial Instruments" ("IFRS 9")

The first part of IFRS 9 which deals with classification and measurement of financial assets was published in November 2009 and the second part of IFRS 9 which includes guidance on financial liabilities and derecognition of financial instruments was published in October 2010. IFRS 9 replaces the parts of IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39") that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into one of the two following categories: financial assets measured after initial recognition at fair value and financial assets measured after initial recognition at amortized cost. The decision to which category a financial asset should be classified is made on initial recognition. This classification is driven by the model the entity manages its financial instruments (its business model) and the contractual characteristics of the cash flows from the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The main change is that, in cases where an entity has a financial liability that is designated at fair value through profit or loss, the part of a change in fair value due to changes in the liability's credit risk (an entity's own credit risk) is recorded directly in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. There is not subsequent recycling of the amounts in other comprehensive income to profit or loss. But, accumulated gains or losses may be transferred within equity.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2011, an amendment to IFRS 9 and to IFRS 7, "Financial Instruments: Disclosures" ("the amendment") was published. The amendment deferred the mandatory effective date of IFRS 9 and the transitional provisions upon implementation and added certain transition disclosure requirements ("the additional disclosures").

According to IFRS 9, after its amendment, as above, both parts of IFRS 9 will apply for annual periods beginning on or after January 1, 2015. Entities may elect to apply IFRS 9 early but it is not possible to apply the second part of IFRS 9 early without applying at the same time the first part of IFRS 9. However, the first part of IFRS may be applied earlier without being required to apply at the same time the second part of IFRS 9.

Based on the transition provisions of IFRS 9 and given that the Group has not yet early adopted the Standard for the annual period ended on December 31, 2012, upon the future adoption of IFRS 9, the Group will not be required to adjust comparative figures but will be required to provide the additional disclosures.

The Group is assessing the possible impact of IFRS 9 on its financial statements and the timing of its implementation.

8.	IAS 1 (Revised), "Presentation of Financial Statements" ("IAS 1R"):

IAS 1R modifies the manner of disclosure of items of other comprehensive income in the statement of comprehensive income according to the following principles:

-	The items presented in other comprehensive income should be separated into two groups based on whether they can be reclassified in the future to profit or loss. Accordingly, items which cannot be reclassified in the future to profit or loss will be presented separately from the re-classifiable items.

-	Entities that choose to present the items of other comprehensive income before the respective tax will be required to separately present the tax effect of each of the abovementioned groups.

-	The title of the statement of comprehensive income was changed to "statement of profit or loss and other comprehensive income"; however, IAS 1 allows entities to use other titles.

The Group will adopt IAS 1R for the first time for the annual period commencing on January 1, 2013 retrospectively for all reported periods. Since all of the Group's items of other comprehensive income may be reclassified in the future to profit or loss, the initial adoption of IAS 1R is expected to have a material impact on the Group's consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a.	Critical accounting estimates and assumptions:

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

1.	Intangible assets - in determining the fair value of assets acquired in share-based payment transactions and in testing impairment of these research and development assets, the Company's management is required to estimate, among others, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

2.	Share-based payments - in evaluating the fair value and the recognition method of share-based payment, the Company's management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company's results and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

3.	Provisions for returns and warranty - the provision for returns and warranty for sold products is calculated as a percentage of sales based on past experience and is carried to profit or loss.

b.	Judgments that have a critical effect on the adoption of the entity's accounting policies:

1.	The existence of effective control over InterCure - the Group's management has estimated the degree of effect it has in InterCure and has determined that it is able to govern InterCure's financial and operating policies despite holding less than 50% of InterCure's issued and outstanding share capital through de-facto control, this following an examination of InterCure's entire equity instruments. This conclusion was reached mainly since the Company is able to convert a loan (in the money) that it had granted InterCure into shares, a conversion which will confer the Company a stake of approximately 54.72% of InterCure's issued and outstanding share capital.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

2.	Investment in Proteologics - the Group's management has assessed the degree of influence it has in Proteologics and whether it exercises de-facto control over Proteologics despite holding less than 50% of Proteologics' issued and outstanding share capital. After the examination of the rate and dispersion of holdings of the other shareholders and Proteologics' entire equity instruments and the level of the Company's representation on Proteologics' board of directors and management, the Company's management determined that the Company does not exercise de-facto control over Proteologics.

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group's activities expose it to a variety of financial risks: market risks (including currency risks and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the Group's management under policies approved by the Board. The Group's treasury identifies, evaluates and defines financial risks. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

a)	Market risks:

Foreign exchange risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from assets and liabilities denominated in currency that is other than the functional currency.

The Group's management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group uses short-term deposits denominated in foreign currency. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are measured and denominated in a currency that is not the entity's functional currency.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The Company's treasury's risk management policy, excluding InterCure, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for nine-twelve consecutive months from time to time and this in line with the directives of the Company's Board. InterCure is focuses on actions to reduce to minimum the negative effects arising from this risk and therefore holds cash and cash equivalents in currencies in which it operates, in accordance with management's assessments.

As of December 31, 2012, if the Group's functional currency had weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 89 thousand lower (2011 - post-tax loss approximately $ 30 thousand lower; 2010 - post-tax loss approximately $ 11 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was more sensitive to movement in the exchange rate in relation to the NIS in 2012 than in 2011 mainly because of the increased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group.

b)	Credit risks:

Credit risks are managed at the Group level. The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history and through retail sales in cash or by credit card.

The Group extends a 30-day term to its customers. The Group regularly monitors the credit extended to its customers and their general financial condition but does not require collateral as security for these receivables. The Group provides an allowance for doubtful accounts based on the factors that affect the credit risk of certain customers, past experience and other information. Credit risks arise from cash and cash equivalents, restricted bank deposits as well as outstanding receivables.

The Group, excluding InterCure, engages with banks and financial institutions which are independently rated A at least. As for InterCure, part of its cash is held in a bank with an A- credit rating.

See Note 4b(2) for further disclosure on credit risk.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

c)	Liquidity risk:

Cash flow forecasting is performed by the Group's management both in the entities of the Group and aggregated by the Group. The Group's management monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operations. The Group currently does not use credit facilities. Forecasting takes into consideration several factors such as raising capital to finance operations and certain liquidity ratios that the Group strives to achieve.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other similar channels. These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2012 and 2011, the maturity of the Group's financial liabilities is less than one year from each of the reporting dates.

2.	Capital management:

The Group's objectives when managing capital are to endure the Group's ability to continue as a going concern in order to provide returns on investments for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may take a variety of measures such as issue new shares or sell assets to reduce liabilities (see also Note 1b).

b.	Financial instruments:

1.	Financial instruments by category:

As of December 31, 2012 and 2011, all financial assets were classified in the category of loans and receivables. Likewise, all financial liabilities as of such dates were classified in the category of other financial liabilities at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

2.	Credit quality of financial assets:

The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

	December 31,
	2012	2011
	U.S. dollars in thousands
Cash at banks, short-term deposits and restricted deposits:
AA+	1,822	275
AA	1,265	1,237
AA-	3	3
A-	242	-

	3,332	1,515
Cash not in banks	2	1

	3,334	1,516

3.	Concentration of credit risks:

The majority of the Group's sales are conducted in the U.S. and the UK to a large number of customers. Accordingly, the balances of the Group's trade receivables do not represent a significant concentration of credit risk as of December 31, 2012.

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES

On June 13, 2012, the Company entered into an agreement in principles with InterCure according to which, subject to carrying out the debt settlement pursuant to Article 350 to the Israeli Companies Law, 1999 ("the settlement") before the transaction in which InterCure will convert its entire debts into Ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees) is consummated, the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the issuance of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand.

As part of the prerequisites underlying the agreement, InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES (Cont.)

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value in consideration of a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each whose value on the date of signing the agreement measured according to the quoted market price of the Company's shares on the Tel-Aviv Stock Exchange approximated $ 2.2 million, and which represents a value of InterCure of $ 1.75 million before the money, but after all of InterCure's debts are converted as described above ("InterCure's adjusted value"). The fair value of the Company's shares on the date of consummation of the transaction was approximately $ 2,469 thousand. In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held approximately 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's adjusted value amounted to approximately $ 460 thousand.

Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure is approximately 23.69% of the issued and outstanding share capital of InterCure (approximately 18.61% on a fully diluted basis, as of the date of the loan's conversion). For details regarding the extension to repay the loan after the date of the financial statements, see Note 31(c).

The Company's stake in InterCure's issued and outstanding share capital as of the date of signing the financial statements is approximately 45.41%. If the Company converts the loan extended to InterCure into shares, its stake in InterCure will be approximately 54.72%. If all the stock options granted to employees and directors in InterCure that have not yet expired or been forfeited are exercised and assuming the loan is converted as discussed above, the Company's stake in InterCure will reach approximately 52.77%.

On October 28, 2012, InterCure allocated 20,185,184 performance-based stock options that are exercisable into 20,185,184 Ordinary shares with no par value to Giboov Ltd. ("Giboov") (see Note 18a below). If all the performance-based stock options granted to Giboov are exercised and assuming the loan is converted as discussed above and all the stock options granted to employees and directors in InterCure that have not yet expired or been forfeited are exercised, the Company's stake in InterCure will be approximately 36.76% of InterCure's issued and outstanding share capital. As of the date of signing these financial statements, said stock options have not yet vested.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES (Cont.)

The table below summarizes the consideration paid for the Company's share in InterCure, the amounts recognized in the consolidated financial statements for the assets acquired and liabilities assumed and the fair value on the date of acquisition (July 25, 2012) of non-controlling interests:

U.S. dollars in thousands

Consideration:
Cash	*) 479
Fair value of Company shares issued in the acquisition	**) 2,469

Total consideration transferred	2,948

Amounts recognized for identifiable assets acquired and liabilities assumed:
Current assets (including a convertible loan of $ 330 thousand extended to InterCure by the Company)	1,538
Treasury shares	2,469
Property, plant and equipment	51
Intangible assets	***) 2,397
Current liabilities	(843)
Employee benefit liabilities	(11)

Total net identifiable assets	5,601
Non-controlling interests at fair value	(1,858)
Gain from bargain purchase	(795)

2,948

*)	Includes an amount of $ 330 thousand transferred by the Company against a convertible loan, as explained above.

**)	The fair value as of the date of completion of the transaction, July 25, 2012 (see below).

***)	Including technology in the amount of $ 1,909 thousand and brand name in the amount of $ 488 thousand which are amortized using the straight-line method over periods of nine and ten years, respectively.

The fair value of the Company's Ordinary shares which were issued as part of the consideration in the transaction to acquire InterCure was measured on the basis of the quoted share price in an active market (the Tel-Aviv Stock Exchange) as of the date of closing, after weighting the fact that shares granted to InterCure are restricted for periods between 0.5 - 1.25 years, by virtue of the provisions of the Israeli Securities Law, 1968 and the Israeli Securities Regulations (Details with regard to Sections 15A to 15C of the Law), 2000.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES (Cont.)

The Group elected to measure non-controlling interests at fair value as of the date of business combination. The fair value of non-controlling interests was measured by quoting the price for InterCure share on July 26, 2012, the first trading day on the Tel-Aviv Stock Exchange after the date of closing plus the equity component of the loan Medica Fund provided InterCure

The fair value of trade receivables and other accounts receivable is $ 159 thousand. This amount includes a trade receivable balance with a fair value of $ 79 thousand. The gross contractual amount of the trade receivable balance is $ 175 thousand, of which an amount of $ 96 thousand was expected to be uncollectible.

The additional revenues included in the consolidated statement of comprehensive loss from the acquisition date arising from the consolidation of InterCure's results totaled approximately $ 938 thousand for the year ended December 31, 2012. Moreover, the consolidation of InterCure's results has increased the loss by $ 649 thousand (including the amortization of excess cost on the acquisition in the amount of $ 176 thousand) for the year then ended.

Had InterCure's accounts been consolidated from January 1, 2012, the consolidated statement of comprehensive loss would have included revenues of $ 2,267 thousand and an increase in income of $ 11,628 thousand for the year ended December 31, 2012 (unaudited) (including income from the debt refinancing of $ 12,404 thousand).

The Company's statement of comprehensive loss for the year ended December 31, 2012 includes transaction related costs totaling approximately $ 30 thousand presented in general and administrative expenses.

NOTE 6:-	CASH AND CASH EQUIVALENTS

	December 31,
	2012	2011
	U.S. dollars in thousands

Cash in banks and on hand	1,178	51
Bank deposits for periods of three months or less	518	72

	1,696	123

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 6:-	CASH AND CASH EQUIVALENTS (Cont.)

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	862	8
NIS (not linked to the Israeli CPI)	833	114
Other currencies	1	1

	1,696	123

The carrying amount of cash and cash equivalents is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 7:-	SHORT-TERM DEPOSITS

a.	The currencies in which the short-term deposits are denominated:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	1,008	1,000
NIS (not linked to the Israeli CPI)	608	372

	1,616	1,372

b.	The U.S. dollar-denominated deposits earn annual interest at the average rate of 1.75%. The NIS-denominated deposits earn annual interest at the average rate of 2.05%.

The carrying amount of short-term deposits is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 8:-	TRADE RECEIVABLES

	December 31,
	2012	2011
	U.S. dollars in thousands

Credit cards	52	-
Open debts	30	-
Less - allowance for doubtful accounts	(6)	-

	76	-

The Group's sales (through InterCure) are made both directly to consumers and through resellers and retail chains. Direct sales to consumers are made using credit cards on the date of order. The credit term to resellers is up to 60 days.

Impaired debts are accounted for through recording an allowance for doubtful accounts.

The movement in the allowance for doubtful accounts is as follows:

U.S. dollars in thousands

Balance at July 25, 2012 (date of business combination of InterCure)	96

Charge for the year	12
Derecognition of bad debts	(102)

Balance at December 31, 2012	6

An analysis of past due but not impaired trade receivables (allowance for doubtful accounts), trade receivables, net, with reference to reporting date:

	Undue balances (without arrears)	Overdue balances of 60-90 days	Total
	U.S. dollars in thousands

December 31, 2012	64	12	76

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 9:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition:

	December 31,
	2012	2011
	U.S. dollars in thousands

Government authorities	56	17
Prepaid expenses	47	43
Other receivables	50	8

	153	68

b.	The currencies in which other accounts receivable which are monetary items are denominated or to which they are linked are as follows:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	13	-
NIS	93	25

	106	25

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 10:-	INVENTORIES

	December 31,
	2012	2011
	U.S. dollars in thousands

Raw and auxiliary materials	42	-
Finished goods	187	-

	229	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 11:-	ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES

Name and country of incorporation of subsidiary		Date	Equity interests and voting rights	Investment value in investee (in $ 000)	Stock Exchange data *)	Dividends received or receivable

1	Xtepo Ltd., incorporated in Israel	31.12.12	100%	3,919	-	-
		31.12.11	100%	3,867	-	-

2	XTL Biopharmaceuticals Inc., incorporated in Delaware	31.12.12	100%	(163)	-	-
		31.12.11	100%	(161)	-	-

3	InterCure Ltd., incorporated in Israel	31.12.12	45.41%	2,916	TASE, value of shares as of 31.12.12 - $ 2,016 thousand	-

4	Proteologics Ltd., incorporated in Israel	31.12.12	31.24%	2,336	TASE, value of shares as of 31.12.12 - $ 1,045 thousand	-

*)	The data relate to the value of the shares held by the Company as of December 31, 2012.

NOTE 12:-	INVESTMENT IN ASSOCIATE

a.	On November 21, 2012, in an off-market transaction, the Company acquired from Teva Pharmaceutical Industries Ltd. ("Teva") 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics, representing Teva's entire stake in Proteologics - approximately 31.35% of Proteologics' issued and outstanding share capital (as of the acquisition date) - in consideration of approximately NIS 6.5 million (approximately $ 1.7 million).

Proteologics is a public company traded on the TASE which is engaged in the discovery and development of drugs operating on various components of the ubiquitin system discovered by Dr. Avraham Hershko and Dr. Aaron Ciechanover, 2004 Nobel Prize in Chemistry laureates for the discovery of the ubiquitin system.

b.	The movement in the investment in 2012:

U.S. dollars in thousands

Balance at January 1, 2012	-

Investment in shares	1,658
Gain from bargain purchase	713
Equity in losses	(144)
Loss due to exercise of options in associate	(5)
Foreign currency translation adjustments of foreign operations	114

Balance at December 31, 2012	2,336

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 12:-	INVESTMENT IN ASSOCIATE (Cont.)

c.	Data of the Company's share in the results of Proteologics in the period from the acquisition date through December 31, 2012 and the Company's share in Proteologics' assets and liabilities as of December 31, 2012:

U.S. dollars in thousands

Assets *)	2,994

Liabilities *)	(743)

Revenues	(64)

Loss *)	(144)

*)	Including fair value adjustments balance.

As of December 31, 2012, the fair value of the Company's ownership rights in Proteologics, based on the quoted market price of the Company's shares on that date, totaled approximately $ 1,045 thousand, based on a share price of NIS 0.844 per share (compared with NIS 1.149 per share on the acquisition date). Proteologics’s share price near the date of the publication of the financial statements (March 21, 2013) was NIS 1.318 per share.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 13:-	PROPERTY, PLANT AND EQUIPMENT

a.	Composition and movement:

The composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2012 are:

	Office furniture and equipment	Computers	Production molds	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2012	49	81	-	130

Additions during the year	-	6	-	6
Disposals during the year	(11)	(4)	-	(15)
Initially consolidated company	-	-	51	51

Balance at December 31, 2012	38	83	51	172

Accumulated depreciation:

Balance at January 1, 2012	22	76	-	98

Additions during the year	2	3	10	15
Disposals during the year	(9)	(4)	-	(13)

Balance at December 31, 2012	15	75	10	100

Depreciated cost at December 31, 2012	23	8	41	72

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 13:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2011 are:

	Office furniture and equipment	Computers	Production molds	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2011	62	98	-	160

Additions during the year	5	1	-	6
Disposals during the year	(18)	(18)	-	(36)

Balance at December 31, 2011	49	81	-	130

Accumulated depreciation:

Balance at January 1, 2011	33	92	-	125

Additions during the year	4	2	-	6
Disposals during the year	(15)	(18)	-	(33)

Balance at December 31, 2011	22	76	-	98

Depreciated cost at December 31, 2011	27	5	-	32

b.	Additional information:

In 2012, 2011 and 2010, depreciation of property, plant and equipment was charged to general and administrative expenses.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 14:-	INTANGIBLE ASSETS

a.	Composition and movement:

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in 2012 are:

	Licenses and patent rights	Right to test medical technology	Technology	Brand name	Software	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2012	2,457	-	-	-	-	2,457

Additions during the year	-	-	-	-	153	153
Initially consolidated company	-	-	1,909	488	-	2,397

Balance at December 31, 2012	2,457	-	1,909	488	153	5,007

Accumulated amortization:

Balance at January 1, 2012	-	-	-	-	-	-

Additions during the year	-	-	92	21	8	121
Initially consolidated company	-	-	-	-	-	-

Balance at December 31, 2012	-	-	92	21	8	121

Amortized cost at December 31, 2012	2,457	-	1,817	467	145	4,886

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in 2011 are:

	Licenses and patent rights	Right to test medical technology	Technology	Brand name	Software	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2011	2,452	120	-	-	-	2,572

Additions during the year	5	-	-	-	-	5
Disposals during the year	-	(120)	-	-	-	(120)

Balance at December 31, 2011	2,457	-	-	-	-	2,457

Accumulated amortization:

Balance at January 1, 2011	-	32	-	-	-	32

Additions during the year	-	88	-	-	-	88
Disposals during the year	-	(120)	-	-	-	(120)

Balance at December 31, 2011	-	-	-	-	-	-

Amortized cost at December 31, 2011	2,457	-	-	-	-	2,457

b.	Amortization expenses:

Amortization expenses of intangible assets are classified in profit or loss as follows:

	Year ended December 31,
	2012	2011
	U.S. dollars in thousands

Cost of sales	92	-
Research and development expenses	-	88
Selling and marketing expenses	29	-

	121	88

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

c.	On August 3, 2010, the Company completed the share swap transaction with the shareholders of Bio-Gal Ltd. ("the Bio-Gal transaction") in which the Company acquired 100% of the shares of Xtepo, which for the transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma and also held cash totaling approximately $ 1.5 million on the date of completion of the transaction, in return for the allocation of 133,063,688 Ordinary shares of NIS 0.1 par value each, representing approximately 69.44% of the Company's issued and outstanding share capital after completion of the transaction.

Following the closing of the transaction, the Company recognized in its accounts an intangible asset representing the license for the exclusive use of the patent for the rHuEPO drug for Multiple Myeloma as well as every clinical study and accumulated knowhow underlying the patent in a total of approximately $ 2,265 thousand (excluding transaction costs of approximately $ 187 thousand), based on its fair value as of the date of closing of the transaction according to an independent external valuation.

On May 29, 2011, the Company received the approval of the FDA, a subdivision of the U.S. Health and Human Services, for an orphan drug status for the rHuEPO drug which is patented by the Company until 2019. An "orphan drug" is defined as a drug for treating diseases that affect a relatively small number of people. In the U.S., an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of marketing approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

According to the guidance of IAS 38, this asset is not systematically amortized and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

In December 2012, the Company tested the asset for impairment with the assistance of an external valuer (BDO Ziv Haft Consulting and Management Ltd.) in accordance with the guidance of IAS 36. According to the valuation performed, there is no need to reduce the value of the asset in relation to its carrying amount. Since there are no similar transactions according to which the fair value of the patent can be determined, the value of the patent was determined by the value in use on the basis of the discounted future cash flow method for the years 2013 to 2026. The discount period was determined on the basis of the estimated schedules to perform the clinical trials in order to approve the drug for marketing and under the limitation of the patent years and the orphan drug designation as above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

The key assumptions used by the valuer in measuring value in use as of December 31, 2012 are: life of phase 2 and 3 clinical trials of 2.5 and 3.5 years, respectively, expected penetration levels of 10% in 2020 to 55% in 2026 out of an estimate of 47,085 new cases of Multiple Myeloma diagnosed each year, royalties at the rate of 12.5% and (pre-tax) discount rate of 25%.

d.	On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. ("Yeda") entered into a license agreement of an exclusive right to examine a medical technology in the field of the immune system, comprising two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute Hepatitis, rheumatoid arthritis, Crohn's disease, psoriasis etc. Under the agreement, the Company purchased this exclusive right to examine the medical technology for a 15-month period ("the right") in consideration of $ 120 thousand ("the option fee") payable by the Company in the following manner and at the earlier of: (i) in the event of raising by a public prospectus more than $ 2 million, the Company is obligated to settle the payment to Yeda in cash; or (ii) if 12 months after the date of closing of the agreement an amount of more than $ 2 million is not raised, the liability to Yeda can be satisfied, at the Company's election and after obtaining Yeda's approval to the timing, in cash or by issuance of options with equivalent value.

The Company's option to purchase said technology expired on November 30, 2011 and the Company elected not to exercise the option.

In the years ended December 31, 2011 and 2010, the Company recognized in its accounts amortization expenses of $ 88 thousand and $ 32 thousand, respectively relating to the right to examine a medical technology over the option period. These expenses were recorded in the item of research and development expenses.

e.	On November 30, 2011, the Company completed the MinoGuard transaction according to which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), founded by Mor Research Applications Ltd. ("Mor"), by obtaining an exclusive license to MinoGuard's entire technology, including the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) in return for royalties on sales and milestone payments to be provided throughout the clinical development process with no additional consideration. The drug is based on a combination of existing antipsychotic drugs and a known medicinal compound (Minocycline). For more details of the engagement with MinoGuard, see Note 18a(4) below.

f.	As for intangible assets recognized for the first time after the completion of the InterCure transaction, see Note 5 above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 15:-	TRADE PAYABLES

a.	Composition:

	December 31,
	2012	2011
	U.S. dollars in thousands

Open accounts	596	83
Checks payable	147	5

	743	88

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	515	75
NIS (not linked to the Israeli CPI)	224	12
Others	4	1

	743	88

NOTE 16:-	OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2012	2011
	U.S. dollars in thousands

Employees, consultants and payroll accruals	443	206
Provision for returns	32	-
Authorities	144	-
Accrued expenses	280	329
Other	7	6

	906	541

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 16:-	OTHER ACCOUNTS PAYABLE (Cont.)

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	477	325
NIS (not linked to the Israeli CPI)	429	216

	906	541

NOTE 17:-	EMPLOYEE BENEFIT LIABILITIES

a.	According to the effective labor laws and employment agreements in Israel and overseas, the Company and the subsidiaries are obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

b.	The Company's obligation for pension payment in Israel and the Company's obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions into defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. In 2012, section 14 to the Severance Pay Law applied to most of the Company's employees.

The amount recognized as an expense for defined contribution plans in 2012, 2011 and 2010 was $ 23 thousand, $ 22 thousand and $ 22 thousand, respectively.

c.	A member of the Group in Israel has an obligation to pay severance to an employee which represents a defined benefit plan. The Group member has severance pay funds and executive insurance policies in which it deposits funds in respect of this obligation. The amount of accrued severance pay, net included in the statements of financial position as of December 31, 2012 and 2011 reflects the difference between the accrued severance pay and the severance pay funds.

Since as of December 31, 2012, section 14 to the Severance Pay Law applies to most of the Company's employees, as above, pursuant to which they are covered by fixed contributions to defined contribution plans, no contributions to defined benefit plans are expected for the year ending December 31, 2013.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty and contingent milestone payments:

1.	On September 14, 2012, a subsidiary (InterCure) entered into a strategic service agreement with Giboov Ltd. ("Giboov") for a period of three years according to which online marketing and sale services will be provided to InterCure's products based on the following principles:

a)	Giboov's annual sales targets:

According to the strategic agreement, certain sales targets were determined as the total sales of the product's online marketing activity in the six months preceding the end of each calendar quarter (as defined below) multiplied by two. The calculation of sales targets also includes sales made by third parties and/or to third parties with which the engagement had been solicited by Giboov. A calendar quarter is defined as an accounting quarter based on InterCure's financial statements. The calculation will be made near the date of publication of the interim financial statements (it should be noted that the first examination of sales targets will be performed once at the end of two calendar quarters from the date of signing the agreement, namely at the end of the second quarter of 2013, and later every calendar quarter as described above).

Based on Giboov's compliance with said sales targets, it will be allocated up to 20,185,184 non-marketable stock options that are exercisable into InterCure shares, for an exercise (dividend adjusted) price equivalent to NIS 0.54 per stock option. Assuming the exercise of all stock options by Giboov and the actual payment of said exercise price per stock option, the total proceeds receivable by InterCure will amount to approximately NIS 10,900,000.. The following table specifies the total stock options based on annual sales targets:

No. of stock options	Sales targets (US$)

6,055,555	4,000,000
4,037,037	5,000,000
4,037,037	15,000,000
6,055,555	30,000,000

20,185,184

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b)	The consideration for the services:

According to the provisions of the strategic agreement, InterCure will pay Giboov during the strategic agreement period a monthly fee of $ 40,000 plus VAT in return for the online marketing of InterCure's products ("the consideration") whereby:

(1)	In the first four months of the strategic agreement period no consideration will be paid.

(2)	In respect of the services provided during the last four months of the first year of the strategic service period (namely from the ninth month from the beginning of the strategic agreement period until the end of the twelve month), the consideration will be paid subject to the fulfillment of an average monthly contribution (income deriving from online sales less the cost of online advertising and cost of online sales of products, "average monthly contribution") in an amount of at least $ 50,000.

(3)	Starting from the end of the first year of the strategic agreement period until the end of the strategic agreement period, the consideration will be paid for the services subject to the fulfillment of an average monthly contribution from online services of at least $ 140 thousand.

c)	Online advertising budget:

InterCure will provide monthly online advertising budgets for the online sale activity performed by Giboov of at least $ 130 thousand, provided that starting from January 2013, the monthly contribution does not fall below the total budget amount (for example, a monthly advertising budget of $ 100 thousand will yield a contribution equivalent to at least $ 100 thousand). In addition, in the first 12 months of the strategic agreement period, InterCure will provide Giboov a budget of $ 50 thousand for examining new advertising channels and methods, provided that InterCure's quarterly expense in that area does not exceed $ 15 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d)	Purchase of software:

In the context of the strategic agreement, InterCure will purchase from a third party the rights to use the Affiliate software ("the software") which will be used by Giboov to provide the services, including a right for upgrading and technical support throughout the strategic agreement period, all in return for an amount of $ 153 thousand, half of which will be paid once the strategic agreement comes into effect and the other half at the end of three months from the commencement of the agreement. In addition, during the strategic agreement period, based on InterCure's needs, Giboov will provide the services to InterCure through a media management program whose usage rights, in the event that the engagement according to the strategic agreement is terminated, InterCure will be entitled to purchase, including upgrades and technical support for a period of three years for a price reflecting a 40% discount on the market price of said media management program on the date of purchase. Moreover, InterCure will reimburse Giboov for expenses relating to the adaptation of the media management program in a total of $ 25,000 plus VAT, subject to reaching a sales target in respect of the online marketing activity of $ 5 million, whereby if such sales target is achieved by March 2014, the reimbursement of expenses will be done in March 2014.

e)	Put option:

Upon signing the strategic agreement, the shareholders of Giboov will be allocated a non-transferrable put option in effect at the end of 18 months from the effective commencement date of the strategic agreement to sell Giboov's entire share capital to InterCure ("the put option").

In return for the acquisition of Giboov, InterCure will pay Giboov's shareholders the value of Giboov's business activity calculated as the EBITDA (as defined) in the last 12 months before the date of exercise of the put option multiplied by three (but not exceeding a total of $ 110 thousand) ("the value of the supplier's activity") with the addition of the intrinsic economic value of the stock options (calculated as the average closing price of InterCure's share on the TASE in the 30 trading days preceding the relevant date of exercise notice and the reduction of the exercise price of the stock option on the relevant date of exercise notice) (the value of the supplier's activity with the addition of the intrinsic economic value - "Giboov's value").

The consideration for the exercise of the put option will be paid in cash or through the allocation of InterCure shares, at InterCure's exclusive discretion. If InterCure chooses to pay the consideration by allocating its shares, the rate of each Ordinary share will be determined according to the average quoted market price of InterCure's shares on the TASE in the 30 trading days preceding the date of notice of exercise of the put option.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f)	Call option:

On the date of signing the strategic agreement, InterCure will be given a non-transferrable call option to purchase Giboov's entire share capital, in effect from the end of one year from the beginning of the strategic agreement period for the duration of the agreement period ("the call option"), subject to the following conditions: in return for the acquisition of Giboov, InterCure will allocate to its shareholders stock options to complete a total number of 20,185,184 stock options, for the same exercise price as described above. Alternatively, at InterCure's exclusive discretion, it will pay the consideration in cash in an amount equivalent to Giboov's value as described above. The call option will become effective within 30 days from the date of grant of such notice with the record date being the date when all the various consideration calculations are made as above.

On October 4, 2012, the Company convened a special general meeting of shareholders to approve the strategic service agreement with Giboov as detailed above.

On October 28, 2012, the Company's general meeting approved the Company's engagement in the strategic service agreement with Giboov, including the allocation of stock options and the items of the strategic agreement relating to said allocation.

The expenses in respect of the grant were recorded similarly to share-based payment to employees, pursuant to the provisions of IFRS 2. The fair value of all performance-based stock options according to the Monte Carlo model pursuant to IFRS 2 as of the date of approval by InterCure's special meeting approximates $ 2,169 thousand. The maximum stock option exercise term is five years from the date of allocation.

The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation rate of 93.6%, risk-free interest rate of 2.1%-3.14% and expected life until exercise of five years.

2.	On April 12, 2012, the Company signed a non-binding letter of intent with Kitov Pharmaceuticals Ltd. ("Kitov") whereby the Company intends to acquire Kitov's entire share capital in return for the allocation of Company shares and milestone payments carried over the process of developing Kitov's products. Kitov is engaged in the research and development of combination drugs. Kitov's leading drug is ready to begin a phase 3 clinical trial and focuses on Osteoarthritis-related pain on the one hand and lowering blood pressure on the other.

For details of the termination of negotiations with Kitov after the reporting date, see Note 31 below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	On March 14, 2012, the Company signed a strategic collaboration master agreement with Clalit Health Services - Clalit Research Institute Ltd. ("the Institute") and Mor Research Applications Ltd. ("Mor") according to which the Institute provides the Company the right to receive data which are based on the Institute's database in connection with technologies that stem from inventions and patents of Clalit Health Services' physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute's activity in the framework of any project plus an additional 10% of the total royalties to which Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end. As of the date of the approval of the financial statements, the Company has no active projects with the Institute.

4.	On November 30, 2011, the Company completed the MinoGuard transaction according to which an exclusive license to the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) was transferred to the Company. According to the terms of the agreement with MinoGuard, the Company will act to conduct clinical trials, develop, register, market, distribute and sell the drug candidates that will emerge from the technology, with no limitations to a specific disorder.

In return for the receipt of the license, as above, the Company will pay MinoGuard cumulative milestone payments throughout the research and development and the approval of the drug in an aggregate of $ 2.5 million. In addition, the Company will make royalty payments to MinoGuard of 3.5% on sales of products derived from the license and/or a percentage of the Company's net income of any third-party sublicense in the range of 7.5% to 20% depending on the clinical phase of the drug at the time of the above sublicense transaction.

In addition to the above payments, if the Company does not commence a phase 2 clinical trial by June 30, 2013 (the agreement states that receipt of an approval to commence such trial or continuance of the clinical trials that were conducted/will be conducted by MinoGuard and/or its researchers, shall be deemed commencement of phase 2 clinical trial for this matter), the Company will then pay MinoGuard an annual license fee of $ 45 thousand for the first payment and its cost will increase by $ 90 thousand per year (should the trial not commence) up to $ 675 thousand for the eighth year of license.

The Company can pay any of the above amounts in cash or by issuance of securities to MinoGuard, at its sole discretion.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The licensed technology transferred to the Company is protected by a registered patent through 2027. If the Company does not commence a phase 2 clinical trial (as described above) within 9.5 years from the date of the license agreement, the license will expire.

5.	On November 2, 2011, the Company entered into a term sheet by which it will acquire a technology ("NiCure" - "the technology") from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, by obtaining an exclusive license to use the entire technology in return for royalties on sales and milestone payments throughout the clinical development process. The agreement that will be signed by the parties is subject to, among others, the completion of a due diligence study, examination of the regulatory environment for the continued development of the technology and the approval of the Company's Board.

The technology mentioned above is based on the local administration of renin-angiotensin inhibitors (a known drug for the treatment of hypertension, "Enalaprilat") and is a novel treatment for the symptoms of cartilage-related diseases (such as Osteoarthritis). The therapy focuses on increasing or replenishing the level of glycoaminoglycans (GAGs) in the synovial fluid and cartilage, thereby relieving or even reversing symptoms of such diseases. Moreover, the same technology can be used to treat skin wrinkles.

According to estimates of the scientists who have invented this technology, the technology may enter a phase 2 clinical trial for the continuance of the clinical development based on this technology, as the drug mentioned above was approved for the treatment of reducing hypertension and is being provided to patients for already 20 years.

As of the date of the approval of the financial statements, the transaction has not been closed and the Company is considering the adapting of this project to its business plan.

6.	As stated in Note 14c above, on August 3, 2010, the Company closed the Bio-Gal transaction. According to this agreement, the Company is obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising at least $ 2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

7.	In January 2007, a subsidiary committed to pay advisory fees to a third party in connection with the DOV transaction. In October 2008, in furtherance to the above commitment, the Company and the subsidiary entered into an agreement with the third party according to which the advisory fees will be based on share appreciation rights in the Company as follows:

(i)	3% of the Company's fully diluted shares as of the date of the transaction, representing 1,659,945 shares exercisable one year after the date of the transaction;

(ii)	7% of the Company's fully diluted shares as of the date of the transaction, representing 3,873,204 shares vesting on the occurrence of certain events which represent a "milestone event."

Payment of the share appreciation rights can be satisfied, at the Company's election, in cash or by issuance of the Company's shares. Upon the exercise of share appreciation rights by the issuance of shares, the payment will be equal to the difference between the market value (the greater of the share price on the exercise date or the average share price in the preceding five days) and $ 1.7. The share appreciation rights expire on January 15, 2017.

Share appreciation rights in the amount equivalent to 3% are exercisable, as stated above, and presented in equity in accordance with IFRS 2 whereas share appreciation rights in the amount equivalent to 7%, as stated above, expired in March 2010 with the termination of the Company's license agreement with DOV for the Bicifadine drug.

8.	During September 2005, the Company acquired from VivoQuest patent rights and other assets (DOS program), covering a proprietary compound library, which includes hepatitis C compounds, laboratory equipment and employment agreements with research and development employees in consideration of approximately $ 1,939 thousand (including transaction costs of $ 148 thousand), of which an amount of $ 1,391 thousand was paid by issuance of Ordinary shares of the Company. According to the agreement with VivoQuest, the Company is obligated to contingent milestone payments triggered by certain regulatory and sales targets, totaling as of the reporting date $ 34 million, of which $ 25 million due upon regulatory approval or actual product sales, and payable in cash or issuance of shares at the Company's election. No contingent consideration has been paid pursuant to the license agreement as of December 31, 2012 because none of the milestones have been achieved. The Company is also obligated to make royalty payments to VivoQuest on future product sales.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In March 2008, the Company signed an agreement (as revised in August 2008) to sell the DOS program development rights to the U.S. Presidio in consideration of $ 5.94 million in cash. Under this agreement, Presidio becomes responsible for all further development and commercialization activities relating to the DOS program. Presidio is also obligated to pay the Company up to $ 59 million upon reaching certain milestones and royalty payments ranging from 1% to 10% on product sales by Presidio. Presidio is also obligated to pay the Company for any milestone consideration owed to VivoQuest pursuant to the VivoQuest license agreement.

On August 22, 2012, Presidio requested to terminate the engagement with the Company in effect from August 24, 2012. Following the announcement of the termination of the agreement, the entire DOS technology (including all patents kept by Presidio) was returned to the Company within 90 days from the date of said announcement pursuant to the agreement.

The Company intends to examine the renewal of activity in the field of Hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating Hepatitis C based on the DOS technology.

b.	Other commitments:

1.	On January 15, 2004, a subsidiary, InterCure, received the Israeli Chief Scientist's letter of approval for developing a medical device for treating patients with congestive heart failure ("CHF") which included participation in R&D expenses in the amount of $ 200 thousand. According to the agreement with the Chief Scientist, InterCure will be obligated to pay royalties at a rate of 3%-5% of sales of products which are the result of the R&D activity funded by the Chief Scientist up to the amount of funding provided, linked to the exchange rate of the U.S. dollar with the addition of interest at the rate of Libor.

As of December 31, 2012, InterCure has not yet commenced making sales of products combining the technology for treating CHF and therefore has not paid any royalties for this technology.

2.	On February 12, 2010, InterCure Inc., a subsidiary of InterCure, entered into a marketing collaboration agreement ("the agreement") with Omron Healthcare Inc., a U.S. subsidiary of the Omron Healthcare Group headquartered in Japan ("Omron"), which is a leading global supplier of home blood pressure monitors. According to the agreement, Omron and InterCure Inc. will co-develop consumer and medical marketing strategies for increasing the sales of the RESPeRATE, a non-drug, non-invasive hypertension treatment and blood pressure monitoring device. The agreement includes, among others, an item which grants Omron a right of first offer to acquire InterCure's activity if any offer is made by a third party.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	Obtaining approval for insurance indemnification in the UK - InterCure filed a motion for setting insurance indemnification amounts in the context of the British healthcare system. On November 17, 2011, InterCure announced that the British Department of Health approved its motion regarding product insurance indemnification as part of the British healthcare services. Accordingly, InterCure signed several distribution agreements in the UK. On February 1, 2012, InterCure began selling the relevant product such that British patients who had been previously required to pay approximately £ 200 out of their own pocket to buy the product may now receive it at no charge or for a symbolic participation fee when producing a signed physician's prescription. In order to allow sales in the context of the UK drug tariff, InterCure has been preparing in the last few months to implement a plan for leveraging the approval in order to increase the device sales, taking into consideration its limited resources. The plan consisted of preparing an inventory of devices, setting up the appropriate logistic channels for marketing the device and investing in a public relations and advertising campaign to create awareness to the new manner of purchasing the device under the UK drug tariff. In the context of the marketing efforts, InterCure entered into an engagement with a public relations entity specializing in the medical field in the UK and contacted the relevant professional associations.

The British Hypertension Society opinion:

On June 7, 2012, InterCure announced that it had obtained an opinion from the British Hypertension Society ("the Society") of April 2012 ("the opinion") which studied the InterCure's developed and sold RESPeRATE device for treating hypertension ("the device"), as included in the UK drug tariff. In the opinion, the Society stated that several clinical trials that had been performed on the device over timeframes that do not exceed nine weeks indicate that the use of the device has a significant effect of lowering both systolic and diastolic blood pressure, yet the Society believes that in view of the relatively small degree of the decreases and the relatively short effect of the trials, more trials must be conducted for longer timeframes for the Society to be able to recommend the device.

InterCure stated that it believes that the opinion is based on an independent article which analyzed the results of trials using a problematic methodology which does not address the direct effect of the treatment on the patient. Consequently, the article's conclusions contradict the conclusions of several other independent articles which have recently reviewed the results of device trials and concluded that it is an efficient means of treating hypertension. InterCure aims to act to establish a dialog with the Society which might yield its reassessment of the device.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.	License agreement in InterCure - alongside the actions taken in order to finalize the debt refinancing for InterCure or to locate prospective investors, InterCure examined its alternatives, including engaging in an agreement for the receipt of a letter of credit from Yazmonit Ltd. (a company controlled by Dr. Benjamin Gavish, a director and a family relation of the former CEO of InterCure, Mr. Erez Gavish, "the LC agreement" and "Yazmonit", respectively). According to the LC agreement, Yazmonit extended InterCure's product manufacturer a credit line in a total of $ 72,120 for a period of 40 days ("the LC term"). According to the LC agreement, at the end of the LC term, InterCure shall pay the manufacturer an amount of $ 72,120 or provide it an alternative credit line. As collateral in favor of Yazmonit and should the manufacturer exercise all or part of the credit line, then the products (or part thereof, based on the payment made by InterCure) will be delivered from the manufacturer to the exclusive ownership of Yazmonit and the latter will be able to sell them.

On October 6, 2011, InterCure's audit committee and Board approved the LC agreement as a means of allowing InterCure's continued operating activities in view of its credit crisis and low inventory levels.

According to the LC agreement, extending the LC term by up to 90 days requires the approval of InterCure's license agreement with Yazmonit ("the license agreement") whereby, subject to obtaining the Israeli Chief Scientist's approval (if indeed required), InterCure will provide Yazmonit an exclusive license to use the technology and patent rights of an unutilized portion of its IP ("the license") and the right to use InterCure's RESPeRATE trademark for an indefinite period in consideration of an overall amount of $ 25,000. The license includes any product and future applications that require an external computer unit (and a smartphone) and are not in the field of treating hypertension. According to the license agreement, the license will not include products and/or applications for treating hypertension in any form whatsoever nor will it include any stand-alone product in any field of future indication developed by InterCure. In addition, according to the license agreement, if Yazmonit needs components manufactured by or for InterCure, InterCure will sell them to Yazmonit at cost + 5%.

On October 25, 2011, the meeting of holders of debentures (series A) of InterCure decided not to object to InterCure's engagement in the license agreement. On November 7, 2011, InterCure announced that it had obtained the approval of the holders of debentures (series B) of InterCure for the license agreement. On the same date, InterCure's audit committee and Board approved its engagement in the license agreement. On October 12, 2011, Yazmonit opened the line of credit discussed above and on November 13, 2011 it delivered the consideration for the license agreement. The LC agreement was extended twice (to May 30, 2012 and December 31, 2012) under the same terms. On July 13, 2012, the LC agreement was terminated. InterCure acquired devices using Yazmonit's credit line totaling $ 72,120 and repaid Yazmonit the entire credit amount including commission.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 18:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As for additional information regarding the former CEO of InterCure (Mr. Gavish) in connection with InterCure's actions during the time of his tenure, including the legal validity of the license agreement from October 2011 signed between InterCure and a company controlled by Dr. Benjamin Gavish (Mr. Gavish's father and an interested party in the company on that date), see Note 31 regarding significant events after the reporting period.

5.	On November 28, 2012, Mr. Erez Gavish notified InterCure's Board of his intention not to extend his term as CEO of InterCure. Mr. Ronen Twito, the Deputy CEO and CFO of InterCure at the time, was appointed as temporary CEO of InterCure effective immediately. Mr. Gavish continued to be employed by InterCure until the conclusion of the agreement period on January 25, 2013.

c.	Operating lease commitments:

1.	As of December 31, 2012, the Company leases three vehicles under an operating lease. The lease agreements expire in 2013-2014. Vehicle lease expense for the years ended December 31, 2012, 2011 and 2010 were $ 33 thousand, $ 32 thousand and $ 26 thousand, respectively. The lease fees are stated in NIS and are linked to the Israeli CPI. Expected lease fees for the years 2013 and 2014 under the lease fees as of December 31, 2012 are approximately $ 30 thousand and $ 7 thousand, respectively.

2.	The Company entered into an operating lease agreement on the offices it uses. The agreement is in effect until August 2013 with a renewal option of additional 24 months. The lease fees are stated in NIS and are linked to the Israeli CPI. To secure the lease, the Company provided a bank guarantee which is secured by a restricted NIS deposit of approximately $ 21 thousand.

The expected lease fees and management fees for subsequent years under the prevailing lease fees as of December 31, 2012 are as follows:

U.S. dollars in thousands

2013	45

The Company entered into agreements with three subtenants to lease an office space for approximately $ 56 thousand a year. The agreements are in effect until April-November 2013 with a renewal option for some of the subtenants of an additional 12 months.

3.	In May 2010, a subsidiary, InterCure Inc., signed an agreement for the lease of offices for a period of three years. The monthly lease fees are approximately $ 5.5 thousand. InterCure Inc. is considering the renewal of the lease agreement or alternatively the relocation of the offices.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 19:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	Composition:

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,		December 31,		December 31,		December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	In thousands				NIS in thousands

Ordinary shares of NIS 0.1 *)	700,000	700,000	229,472	204,032	70,000	70,000	22,947	20,403

*)	Traded on the TASE. The Company's ADRs are traded on the Pink Sheet in the U.S. The share price was NIS 1.341 as of December 31, 2012.

b.	Ordinary shares confer upon their holders voting rights and right to participate in the shareholders' meeting, right to receive earnings and the right to participate in the excess of assets upon liquidation of the Company.

c.	On August 3, 2010, upon the closing of the Bio-Gal transaction, 133,063,688 Ordinary shares of NIS 0.1 par value each were allocated to Xtepo's shareholders in return for 100% of the shares of Xtepo which, before closing, held a license for the exclusive use of the patent for the rHuEPO drug for Multiple Myeloma and approximately $ 1.5 million in its account.

d.	On March 7, 2011, the Company raised by public issuance on the TASE 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 stock options (series 1) and 18,457,500 stock options (series 2) for immediate overall proceeds of approximately NIS 6.3 million (approximately $ 1.75 million) net of issuance expenses of approximately $ 68 thousand.

The warrants (series 1) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of registration for trade on the TASE (March 9, 2011) to November 27, 2011 for an exercise increment of NIS 0.7 per share, linked to the U.S. dollar. On July 21, 2011, a shareholder in the Company exercised 15,544 warrants (series 1) into 15,544 Ordinary shares of NIS 0.1 par value each for an overall exercise increment of approximately $ 3 thousand. The remaining warrants (series 1) expired on November 27, 2011.

The warrants (series 2) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of registration for trade on the TASE (March 9, 2011) to February 27, 2013 for an exercise increment of NIS 1 per share, linked to the U.S. dollar (as of December 31, 2012, the exercise increment was approximately NIS 1.03 per share). As for more details, see Note j below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 19:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

e.	On March 22, 2011, 4,666,667 unlisted warrants which had been issued in 2006 under a private placement to American investors expired.

f.	On March 18, 2012, the Company's Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million) net of issuance expenses of approximately $ 19 thousand. According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

The warrants (series A) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to September 17, 2012 for an exercise increment of NIS 1.046 per share, linked to the U.S. dollar. See more details in i below.

The warrants (series B) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to March 17, 2015 for an exercise increment of NIS 1.124 per share, linked to the U.S. dollar.

h.	On June 1, 2012, the Company applied for the relisting of its ADRs on the NASDAQ (after the ADRs had been delisted from trade on the NASDAQ in July 2009), subject to compliance with all the criteria reviewed by the NASDAQ admissions committee, including minimum ADR price (according t the various listing criteria). On September 24, 2012, the Company's Board approved a change in the number of shares underlying the ADRs such that 20 Ordinary Company shares will constitute a single ADR, this in order to support the Company's compliance with the NASDAQ's ADR listing conditions. The record date of change in the ADR ratio is October 4, 2012. As of the date of the financial statements, the relisting proceeding is still underway and the Company is holding negotiations with the NASDAQ compliance committee for finalizing the proceeding.

i.	As discussed in Note 5 above, in the context of the consummation of the InterCure acquisition transaction, the Company purchased 16,839,532 Ordinary shares of InterCure with no par value in return for the allocation, by private placement, of 7,165,662 Ordinary shares of NIS 0.1 par value each of the Company.

j.	In the reporting period, the Company's stock option holders exercised 6,145,095 warrants (series 2) into 6,154,095 Ordinary shares of NIS 0.1 par value each for an average exercise increment of approximately NIS 1.06 per warrant and 560,000 warrants (series A) into 560,000 Ordinary shares of NIS 0.1 par value each for an average exercise increment of approximately NIS 1.09 per warrant, all for overall proceeds of approximately $ 1,865 thousand (approximately NIS 7.1 million). On September 17, 2012, in accordance with the terms of the private placement of March 2012, 3,293,454 warrants (series A) of the Company expired. See more details in Note 31 below regarding the exercise of warrants after the reporting date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT

a.	Share-based payment in the Company:

On August 29, 2011, the Company's Board approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance ("the 2011 Plan") in lieu of the option plan established in 2001 ("the 2001 Plan") which ended after 10 years, and the holding of up to 10 million shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants.

The 2011 Plan shall be subject to the directives determined for this purpose in section 102 to the Income Tax Ordinance. Under the capital track which was adopted by the Company and the abovementioned directives, the Company is not entitled to receive a tax deduction that relates to remuneration paid to employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

The terms of the options which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company's Board on the date of the actual allocation.

As of December 31, 2011, no share options were granted under the 2011 Plan. For details regarding grants after the reporting period, see Note 24b.

Below is information about share-based payments granted to the Group's directors, employees and service providers during the reported years in accordance with the 2001 and 2011 Plans pursuant to section 102 to the Income Tax Ordinance and options granted without a plan in accordance with section 3i to the Income Tax Ordinance:

1.	In July 2009, the Company's Board approved the allocation of 1,400,000 unlisted stock options to the Company's CFO which are exercisable into 1,400,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.075 per stock option. The fair value of all stock options using the Black-Scholes model on the date the Board accepted the decision was approximately $ 148 thousand. The option exercise term is for a maximum period of 120 months from the grant date, such that 33.33% of the stock options are exercisable immediately and the remaining 66.67% stock options are exercisable in equal rates every month from the grant date for a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.85% and expected life of five years. The volatility is based on the historical volatility of the Company's share for comparative periods that commensurate with the expected term of the option.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital.

2.	On January 18, 2010, the Company's Board approved to grant 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.298 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the directors. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of approval by the annual meeting, using the Black-Scholes model was approximately $ 36 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining share options are exercisable in 24 tranches every month over a two-year period. On November 22, 2010, one of the optionees discontinued serving as a director and, accordingly, the 63,747 options granted to him have been forfeited.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.9%-4.3% and expected life of five to six years.

3.	On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.075 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the Company's CEO with approval of his employment terms, subject to the closing of Bio-Gal transaction (whose closing occurred on August 3, 2010). Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of approval by the annual meeting, using the Black-Scholes model was approximately $ 133 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.87%-4.11% and expected life of five to six years. Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital.

4.	On January 26, 2010, the Company's Board approved to grant 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date the Board accepted the decision using the Black-Scholes model was approximately $ 10 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in equal quarterly tranches over a three-year period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 4.3% and expected life of five to six years.

5.	On August 27, 2010, the Company's Board approved the employment agreement of Professor Moshe Mittelman as a senior officer - Medical Director of the development plan of the rHuEPO drug designed to treat multiple myeloma. It also approved the allocation of 640,000 share options (unlisted) to purchase 640,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. The fair value of all share options on the date the Board accepted the decision using the Black-Scholes model was approximately $ 50 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in equal monthly tranches over a 24-month period.

Also, upon the commencement of a phase 2 clinical trial (first-in-man), 50% of the unvested options (until the date of the commencement of the said trial) of Prof. Mittelman shall vest immediately. In addition, upon the termination by the Company (with no cause) of the Prof. Mittelman's employment agreement, 25% of Prof. Mittelman's unvested options (until the date of the said termination) shall vest immediately.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 160%, risk-free interest rate of 3.54%-3.68% and expected life of five to six years.

6.	On June 1, 2011, the Company's Board approved to allocate to the Company's external consultant options that are exercisable into 120,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.572 per share. According to the provisions of IFRS 2, the fair value of all options on the grant date using the Black-Scholes model was approximately $ 19 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every month of the grant date over a 30-month period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 155%, risk-free interest rate of 4.83% and expected life of 6.25 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

7.	On March 19, 2012, in the context of the annual meeting of shareholders, 300,000 options were allocated to external directors in the Company that are exercisable into 300,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.58633 per option. The fair value of all the options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's general meeting was approximately $ 79 thousand. The exercise period of the options is a maximum of ten years from the allocation date. 33% of the options vested immediately upon allocation and the remaining options vest in 24 equal portions each month over a period of two years from the allocation date. The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 153%, risk-free interest rate of 4.08% and expected life until exercise of six years.

8.	On April 12, 2012, the Company's Board approved the allocation of 1,810,000 stock options which are exercisable into 1,810,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 0.9 per stock option as follows: 1,710,000 stock options to the Company's Deputy CEO and CFO and 100,000 stock options to Company employees. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 399 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 153.85%, risk-free interest rates of 3.67%-4.22% and expected life until exercise of 5-6.5 years.

9.	On May 29, 2012, in the context of a special meeting of shareholders, 4,408,000 stock options were allocated to a director in the Company which are exercisable into 4,408,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's special meeting was approximately $ 1,255 thousand. In addition, 1,500,000 stock options were allocated to the Company's CEO which are exercisable into 1,500,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's special meeting was approximately $ 427 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.09%, risk-free interest rates of 3.90%-4.16% and expected life until exercise of 5-6.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

10.	On December 30, 2012, the Company's Board approved the allocation of 258,000 stock options to medical consultants in the Company which are exercisable into 258,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 1.2837 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 83 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6 years.

Ordinary shares allocated upon the exercise of options in all grants will have identical rights to Ordinary shares of the Company immediately after their allocation.

On January 29, 2012, 39,000 options which had been issued in 1997 to a former service provider expired.

Movements in the number of share options and their related weighted average exercise prices (in dollars) are as follows:

	Year ended December 31,
	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	4,269,000	0.08	4,149,000	0.07	2,140,714	1.70
Granted	8,276,000	0.24	120,000	0.15	2,800,000	0.03
Exercised *)	-	-	-	-	(86,253)	0.08
Expired	(39,000)	2.69	-	-	(641,714)	5.32
Forfeited	-	-	-	-	(63,747)	0.08

Outstanding at end of year	12,506,000	0.18	4,269,000	0.07	4,149,000	0.07

Exercisable at end of year	5,635,001	0.13	3,692,725	0.08	2,352,611	0.10

*)	Total proceeds received from the exercise of options in 2010 aggregated $ 7 thousand.

The weighted average share price in 2010 at the time of exercise was $ 0.14 per share.

No options were exercised in 2011-2012.

86,253 options were exercised into 86,253 shares in 2010 at $ 0.08 for each option.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

In May 2011, after 10 years, the 2001 Plan ended and, accordingly, since that date no new options can be granted under this plan. In August 2011, the 2011 Plan was approved (see details above). As of December 31, 2012, the remaining number of options available for grant under the 2011 Plan is 1,724,000 options.

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31, 2012			December 31, 2011
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

12,446,000	0 - 0.500	8.6	4,170,000	0 - 0.500	8.0
-	0.500 - 1.499	-	-	0.500 - 1.499	-
60,000	1.500 - 2.499	5.0	60,000	1.500 -2.499	6.0
-	2.500 - 3.495	-	39,000	2.500 - 3.495	0.1

12,506,000		8.6	4,269,000		7.9

Net expenses recognized in the Company's statements of comprehensive loss for the years ended December 31, 2012, 2011 and 2010 for grant of options to employees were $ 1,106 thousand, $ 73 thousand and $ 219 thousand, respectively.

These plans are administered in accordance with the principles set forth in this issue in section 102 to the Income Tax Ordinance.

According to the track which was adopted by the Company (capital track), the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

As for share-based payment under the Yeda transaction, see Note 14d above.

b.	Share-based payment in a subsidiary:

1.	On July 25, 2012, 1,484,551 stock options were allocated to InterCure's then CEO which are exercisable into 1,484,881 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option based on the share price of InterCure as determined in the debt refinancing. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $ 132 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

Following the conclusion of the term of InterCure's CEO on January 25, 2013, 1,237,126 stock options were forfeited and 247,425 stock options became exercisable for a period of 90 days from the date of conclusion of term until April 24, 2013. If these stock options are not exercised until said date, they will expire. In addition, on the same date, 1,000,000 stock options were allocated to InterCure's Deputy CEO and CFO which are exercisable into 1,000,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option, based on InterCure's share price as determined in the debt refinancing. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $ 88 thousand. The exercise period of the stock options granted to the Deputy CEO and CFO is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 90.76%, risk-free interest rates of 3.39%-3.68% and expected life until exercise of 5-6.5 years.

2.	On September 3, 2012, in a special meeting of InterCure's shareholders, 75,000 stock options were allocated to each of four directors in InterCure which are exercisable into 300,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of the approval of InterCure's special meeting was approximately $ 26 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 87.27%, risk-free interest rates of 3.06%-3.53% and expected life until exercise of 5-6.5 years.

3.	On December 13, 2012, 100,000 stock options were allocated InterCure's comptroller and financial manager which are exercisable into 100,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $ 10 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 90.38%, risk-free interest rates of 2.74%-3.16% and expected life until exercise of 5-6.5 years.

4.	As for performance-based stock options granted to Giboov, see Note 18a above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 21:-	COST OF SALES

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Purchase of finished goods	244	-	-
Storage and transport	49	-	-
Changes in inventory of finished goods	(22)	-	-
Depreciation and amortization	92	-	-
Commissions	17	-	-

	380	-	-

NOTE 22:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	30	26	4
Expenses relating to options to employees and service providers	3	20	19
Professional consulting	28	9	-
Medical centers	23	-	-
Depreciation and amortization	-	88	32
Other	15	15	9

	99	158	64

NOTE 23:-	SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Advertising and public relations	512	-	-
Salaries and related expenses	123	-	-
Rent and maintenance	52	-	-
Share-based payment	132	-	-
Depreciation and amortization	29	-	-

	848	-	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 24:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	586	421	355
Expenses relating to options to employees and service providers	1,164	53	200
Patents and fees	55	25	50
Directors' fees	75	63	85
Foreign services, public relation and travel	4	2	2
Rent and office maintenance	113	115	39
Vehicle maintenance	44	44	41
Insurance	56	57	84
Professional services	546	233	287
Depreciation and amortization	15	6	10
Bad debt expense	12	-	-
Other	99	59	69

	2,769	1,078	1,222

NOTE 25:- OTHER GAINS, NET

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Gain from bargain purchase	795	-	-
Loss from disposal of property, plant and equipment	(2)	(3)	-
Loss from decrease in holding rate in associate	(5)	-	-
Other	14	15	30

	802	12	30

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 26:-	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands
Finance expenses:

Interest charge	-	-	-
Management fees and commissions	15	7	7

Total finance expenses	15	7	7

Finance income:

Interest income on bank deposits	43	24	2
Exchange rate differences	17	-	4

Total finance income	60	24	6

Finance income (expenses), net	45	17	(1)

NOTE 27:-	TAXES ON INCOME

a.	Taxation in Israel:

1.	Since the 2008 tax year, the results for tax purposes of the Company and its Israeli subsidiaries are measured in nominal values. Until the end of the 2007 tax year, the results for tax purposes of the Company were adjusted for the changes in the Israeli CPI pursuant to the Income Tax (Inflationary Adjustments) Law, 1985 ("the inflationary adjustments law"). According to the transition provisions of the scope of the inflationary adjustments law, it is determined that adjustments to the Israeli CPI relating to carryforward tax losses, deduction for depreciation and real loss from sale of a depreciable asset or security continue to apply until the end of the 2007 tax year and starting that date they will no longer apply.

2.	Tax rates:

The income of the Company and its Israeli subsidiaries is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2005 and the provisions of the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) of July 2009 prescribe a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting from the 2009 tax year and thereafter are as follows: 2009 - 26%, 2010 - 25%, 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 27:-	TAXES ON INCOME (Cont.)

On December 6, 2011, the Law for Tax Burden Reform (Legislative Amendments), 2011 was published in the records ("the 2011 amendment"), which prescribes a halt in the scheduled reduction in the corporate tax rate as in the 2009 amendment, as above, and an increase in the corporate tax rate to 25% in 2012 and thereafter.

Capital gains in the hands of the Company and its Israeli subsidiaries are taxable according to the corporate tax rate applicable in the tax year.

b.	Foreign subsidiaries:

The tax rates applicable to subsidiaries whose place of incorporation is the U.S. are (progressive) corporate tax of 35% with the addition of State tax and local tax at rates which vary according to the State and city in which the subsidiaries conduct their business affairs.

As a rule, intragroup transactions between the Company and the foreign subsidiaries are subject to the guidance and reporting of the Income Tax Regulations (Determination of Market Conditions), 2006.

c.	Carryforward tax losses and real loss on sale of marketable securities:

Deferred tax assets for carryforward tax losses are recognized to the extent that the realization of the related tax benefit through future taxable income is probable.

As stated in Note 14c above, on August 3, 2010, the Bio-Gal transaction was completed after all the prerequisites had been met including, inter alia, the signing of an agreement with the Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to sections 104 and 103 to the Income tax Ordinance (New Version), 1961.

Below is the summary of principle conditions of the agreement signed with the Tax Authority:

1.	The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 22 million) and approximately NIS 0.7 million (approximately $ 0.19 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is lower than the abovementioned amounts.

2.	Any losses incurred to the Company prior to the share swap, after their reduction as discussed in 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.	Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction ("the lock-up period"), subject to any changes in legislation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 27:-	TAXES ON INCOME (Cont.)

4.	The Company and Xtepo undertake to maintain their main economic activity as it was prior to the transaction during the lock-up period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the lock-up period.

It is indicated that the guidance to sections 104 and 103 to the Income Tax Ordinance which deal with restructuring and mergers impose statutory limitations and various conditions on the entities participating in the change in structure/merger during the lock-up period, inter alia, restrictions on dilution of holdings from raising by a prospectus or by private placements. The summary of the principle restrictions detailed above does not constitute a substitute to the overall articles.

On February 1, 2012, the Tax Authority published a position circular regarding the limitations in sections 103 and 104 according to which a relief is granted in the issue of the various limitations under the sections mentioned above during the lock-up period, inter alia, in instances of allocation of rights to "new" shareholders by private placements.

The Company's carryforward tax losses as of December 31, 2012 and 2011, after giving effect to the agreement with the Tax Authority in connection with the Bio-Gal transaction, as above, totaled approximately $ 26 million and $ 24, respectively. The carryforward tax losses of the U.S. subsidiaries, XTL Inc. and XTL Development, as of December 31, 2012 totaled approximately $ 20 million (approximately $ 20 million as of December 31, 2011). These losses of the U.S. subsidiaries are limited in use and it is probable that theywill be even significantly reduced due to state tax laws that deal in cases of "change of control" which is the outcome of the carrying out the Bio-Gal transaction as above. The Company does not recognize deferred taxes for tax losses because their utilization in the foreseeable future is not probable.

InterCure has carryforward business losses and capital losses which total approximately $ 14 million as of December 31, 2012.

InterCure Inc. has carryforward business losses and capital losses which total approximately $ 24 million as of December 31, 2012. It should be noted that following the composition of creditors agreed upon in July 2012 (see Note 5 above) in which the control over InterCure was changed, the utilization of said losses is limited and they are expected to be significantly reduced according to internal U.S. laws.

Carryforward capital losses on securities which were not offset (including carryforward losses on securities that were reversed after January 1, 2006) and other carryforward capital losses total approximately $ 0.19 million as of December 31, 2012 after giving effect to the agreement with the Tax Authority in connection with the Bio-Gal transaction, as above. These losses may be used only against capital gains (including, since 2006, against gains on marketable securities).

A real loss for tax purposes from sale of securities through December 31, 2005 which was not offset by December 31, 2012 totals approximately $ 13 thousand. This loss is deductible in the coming years only against real gains on marketable securities, if available in these years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 27:-	TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of comprehensive income (loss) for the years presented:

1.	The Company did not record tax expenses or benefits in 2012, 2011 and 2010.

2.	Below is the reconciliation between the "theoretical" tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (see a(2) above) and the taxes recorded in the statements of comprehensive income in the reporting year:

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Loss before taxes on income, as reported in the statements of comprehensive loss	(1,742)	(1,207)	(1,257)

Theoretical tax saving on this loss	(436)	(290)	(314)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	(40)	(3)	(2)
Expenses not deductible for tax purposes	277	18	55
Adjustments under the agreement with the Tax Authority in connection with the Bio-Gal transaction	-	-	35
Tax exempt income	(341)	-	-
Utilization of taxable losses for which no deferred taxes were recognized	(5)	-	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	545	275	226

Tax benefit	-	-	-

3.	Since the balance of carryforward tax losses exceeds other temporary differences (net), and considering that the Company cannot assess with certainty that it will have sufficient income in the future to allow the losses to be used in the foreseeable future, in 2012, the Company did not record deferred taxes on these losses.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 27:-	TAXES ON INCOME (Cont.)

e.	The effect of the adoption of IFRS in Israel on the tax liability:

Since January 1, 2009, the Company prepares its financial statements in accordance with IFRS.

IFRS differ from generally accepted accounting principles in Israel and, accordingly, the preparation of financial statements in accordance with IFRS could reflect a financial position, operating results and cash flows that differ significantly from those presented in accordance with Israeli GAAP.

According to the Amendment to the Income Tax Ordinance (No. 174 and Temporary Provision for the Tax Years 2007, 2008 and 2009), 2010 which was passed by the Knesset on January 25, 2010 and published in the records on February 4, 2010 and the Law for the Amendment to the Income Tax Ordinance (No. 188), 2012 which was passed by the Knesset on January 9, 2012 and published in the records on January 12, 2012 (both will be referred to as "temporary order"), Accounting Standard No. 29 of the Israel Accounting Standards Board does not apply to taxable income for the tax years 2007 to 2011 even if it was adopted in the financial statements for those years. The implication of the temporary order is that, practically, IFRS do not apply to the computation of income reported for tax purposes for the above tax years.

On October 31, 2011, a bill of the Law for the Amendment to the Income Tax Ordinance ("the bill") which derives from the adoption of IFRS in the financial statements was published. The bill, in general, adopts IFRS. However, the bill proposes several amendments to the Income Tax Ordinance which will clarify and determine the method for measuring taxable income in unclear cases where IFRSs does not comply with the principles of the Israeli tax method. Simultaneously, the bill adopts IFRS as a rule. The bill's legislative proceedings have yet to be completed, which is unlikely to happen in the near future.

In view of the non-completion of the bill's legislative proceedings, the Company's management estimates that the temporary order for 2007-2011 will be extended to 2012 as well. Since the temporary order applies to the tax years 2007 to 2011, as above, with possible extension to 2012, the Company's management estimates that, currently, the new legislation will not take effect in the tax years before 2013.

The Company's management computed its taxable income for the 2010-2012 tax years based on Israeli GAAP that existed before IFRS was adopted in Israel, subject to certain adjustments and, accordingly, the temporary order had no impact on the measurement of the current and deferred taxes in the financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 27:-	TAXES ON INCOME (Cont.)

f.	Tax assessments:

The Company filed self assessments that are deemed final through the 2008 tax year. The subsidiary, Xtepo, has not received tax assessments since its incorporation in November 2009. The U.S. subsidiaries, XTL Inc. and XTL Development, filed self assessments that are deemed final through the 2008 tax year. However, the IRS may examine the tax reports for the years in which the U.S. subsidiaries claimed tax refunds for operating losses offset against taxes paid in the past for tax years 2003 to 2005. This examination is limited to the amount of tax refunds that the Company received ($ 72 thousand in 2003-2004 and $ 77 thousand in 2005). InterCure has received final tax assessments through 2007.

NOTE 28:-	LOSS PER SHARE

a.	Basic:

Basic earnings (loss) per share are calculated by dividing income attributable to equity holders of the parent by the weighted average number of issued Ordinary shares, excluding ordinary shares held by a subsidiary, which are accounted for as treasury shares. As for the years ended December 31, 2012, 2011 and 2010, there were no dilutive effect potential shares.

	Year ended December 31,
	2012	2011	2010

Loss attributable to equity holders of the parent (U.S. dollars in thousands)	(1,390)	(1,207)	(1,257)

Weighted average number of issued Ordinary shares	217,689,926	201,825,645	113,397,846

Basic loss per share (in U.S. dollars)	(0.006)	(0.006)	(0.011)

NOTE 29:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

"Interested party" - as the term is defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

"Related party" - as the term is defined in IAS 24, "Related Party Disclosures" ("IAS 24").

The Company's key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 29:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

a.	Compensation to interested parties:

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Wages and salaries to interested parties employed by the Group	439	226	287
Number of individuals to whom the benefit relates	1	1	1
Compensation to directors not employed by the Group	752	66	112
Number of individuals to whom the benefit relates	5	4	5

b.	Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Group is shown below:

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits *)	643	493	425
Share-based payments	1,148	59	208

	1,791	552	633

*)	In 2012, includes grants to senior officers based on agreements signed with them in a total of approximately $ 90 thousand.

As of December 31, 2012 and 2011, the Group's balances with related parties total approximately $ 323 thousand (of which $ 267 thousand linked to the NIS) and $ 246 thousand (of which $ 159 thousand linked to the NIS), respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 30:	SEGMENT INFORMATION

The Group's management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker ("CODM") and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world. The Company’s operations prior the acquisition of InterCure was in the drug development only.

a.	Segment reporting data for the year ended December 31, 2012:

	Year ended December 31, 2012
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	766	167	5	-	-	938
Inter-segment revenues	-	-	583	-	(583)	-

Total revenues	766	167	588	-	(583)	938

Segment results	(112)	(53)	1	(388)	-	(552)

Unallocated joint expenses						(2,606)
Other gains, net						802
Finance income (expense), net						45
Earnings from investment in associate						569

Loss before taxes on income						(1,742)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 30:	SEGMENT INFORMATION (Cont.)

b.	Additional information:

	December 31, 2012
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands

Segment assets	37	51	-	2,457	-	2,545

Unallocated assets						8,541

Total consolidated assets						11,068

Segment liabilities	454	-	-	22	-	476

Unallocated liabilities						1,186

Total consolidated liabilities						1,662

NOTE 31:	EVENTS AFTER THE REPORTING DATE

a.	On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, the former CEO ("Mr. Gavish"), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the license agreement of October 2011 signed between InterCure and a company controlled by Dr. Benjamin Gavish, Mr. Gavish's father and an interested party in InterCure at the time). InterCure's Board appointed a committee which includes an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide the Board conclusions.

b.	On February 21, 2013 and after the reporting date, the Company's special general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision is subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013 the Court approved the decision to extend the exercise price of the warrants.

c.	On March 3, 2013, the Company notified a subsidiary, InterCure, that if the Company decides not to convert the loan granted to InterCure into shares, it will provide InterCure another six months to repay the loan ("the repayment date"), provided that if any funds are received from InterCure of any source, excluding receipts from operating income, by the repayment date, InterCure will be required to repay the outstanding loan amount, or any part thereof, in installments of at least $ 50 thousand each.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

NOTE 31:	EVENTS AFTER THE REPORTING DATE (CONT.)

d.	In keeping with the negotiations held between the Company and Kitov, on March 5, 2013, the parties to the transaction decided to cease the negotiations as they failed to yield any binding agreement.

e.	On March 21, 2013, Prof. Reuven Tzimlichman was appointed to InterCure's medical director. In the consulting agreement of Prof. Tzimlichman it was stated that he will provide InterCure consulting services in the field of research and development, intellectual property management and medical regulation. The agreement provides the grant of 130,000 share options to Prof. Tzimlichman, exercisable into 130,000 ordinary shares at an exercise price of NIS 0.54 per share. The vesting period of the shares was set to three years when 1/12 of the options shall vest at the end of each quarter. Alternately, if as a result of the signing between InterCure and a medical institution (such as HMO) for the sale of its products through the medical institution, InterCure's products will be sold in excess of $ 175,000, than 30% of the unvested options at that time shall vest.

f.	After the statement of financial position date through the date of approval of the financial statements, holders of the Company's stock options (series 2) exercised 31,410 stock options (series 2) into 31,410 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1.02 per stock option. The overall proceeds from the exercise of the stock options (series 2) totaled approximately $ 9 thousand (approximately NIS 32 thousand).

- - - - - - - - - - - -

XTL Biopharmaceuticals Ltd.

Purchase Price Allocation – Proteologics Ltd.

November 21, 2012

BDO Ziv Haft Amot Bituach House Building B, 48 Menachem Begin Road, Tel Aviv 66180 Israel www.bdo.co.il

XTL Biopharmaceuticals Ltd.

Re: A Purchase Price Allocation of Proteologics Ltd.

In accordance with XTL Biopharmaceuticals Ltd's request (Hereinafter: "XTL" or the "Purchaser") BDO Ziv Haft Consulting & Management Ltd. (Hereinafter: "BDO") has performed an investigation and valuation of the net assets of Proteologics Ltd. (Hereinafter: "Proteologics" or the "Company") acquired by XTL, as of November 21st, 2012 (Hereinafter: the "Valuation Date").

The valuation is based upon data and information delivered to us by the Company and its management (Hereinafter: the "Management").

Data and information used includes:

❖	The Company's audited financial reports, as of December 31, for the years 2010 and 2011;

❖	The Company's unaudited financial statements as of November 21, 2012;

❖	The acquisition details;

❖	ESOP information as of November 21, 2012;

❖	Other information provided by Management, both written or oral;

❖	Discussions with Management;

❖	Publicly available information (articles, websites) regarding the industry.

While making this PPA, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed correct, and any reliance thereof is neither confirmation nor verification of their validity. BDO and its employees are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of the Company's assets involves assumptions, estimates and forecasts, yet supposed to reasonably assess the economic value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This Purchase Price Allocation report contains forward-looking statements, with respect to the Company, its financial condition and projected results of its operations. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, changes in general economic conditions, failure to forecast the market trends, and specific risks associated with the nature of target markets and unanticipated events or circumstances. Changes in economic conditions and market trends might significantly affect the valuation.

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Details regarding the valuation specialist

BDO was founded by the partners of BDO Certified Public Accountants. BDO is part of the international BDO network, provides a full range of business services required for national and international businesses in any sector. BDO has vast experience in the following fields: business valuations, financial and tax due diligence, goodwill and intangible assets valuations, financial analyses, business plans, project finance PFI/PPP advisory, M&A, investment banking and more.

Your exclusive remedy and BDO’s sole liability to you, for any cause whatsoever will be limited to the fees paid to BDO under this Agreement. The foregoing limitation will apply regardless of the form of action, whether contract or tort, including without limitation, negligence, except that such limitation shall not apply in the case of gross negligence, revenue, data, use of other commercial injury, or any special, incidental, indirect or consequential damages, suffered by XTL or any third party, whether or not BDO has been advised of the possibility of such loss, injury, damages or third party claim, under any cause of action arising out of or relating to this Agreement.

You acknowledge that XTL is solely responsible for the payment of all fees, expenses, indemnification or other amounts due under or in connection with this engagement. XTL shall indemnify, defend, hold harmless, and release BDO from and against any and all claims, lawsuits, judgments, proceedings, damages, costs, and expenses (including court costs and reasonable attorney’s fees) in any manner relating to, arising out or associated with this engagement or any of the services provided by BDO under this Agreement, except that such indemnity shall not apply in the case of gross negligence or willful misconduct by BDO.

BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

We would be delighted to be of any assistance.

March 2013

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Results

According to the assumptions detailed in this report, we have arrived at the conclusion that as of the valuation date some of the acquired assets and liabilities needed to be revaluated in order to reflect the market value.

The following table provides details regarding these assets (thousands NIS):

					31.35%
NIS Thousands	Note	Book Value	Fair value	Difference	Fair value
Cash and cash equivalent		10,373	10,373	-	3,252
Restricted deposits	1	333	333	-	105
Financial assets- fair value trough profit&loss	2	24,566	24,566	-	7,702
Other recievables	3	567	567	-	178

Fixed assets	4	2,023	2,023	-	634
Intangible assets	5	185	185	-	58

Trade payables	6	(462)	(462)	-	(145)
Other payables	7	(2,005)	(2,005)	-	(629)
Deferred income	8	(2,851)	(2,382)	(470)	(747)
Employees Benefits Liability		(218)	(218)	-	(68)
Liabilitiy for chief scientists	9	-	(443)	443	(139)
Liabilitiy for share-based payment	10	-	(1,754)	1,754	(550)
Liabilitiy for trade options	11	-	(1,169)	1,169	(366)

Net Assets		32,511	29,614	2,897	9,284

Goodwill	12		(8,901)		(2,790)

Consideration	13		20,713		6,494

Notes

The balance sheet data, as of the Valuation Date, is based on the Company's unaudited financial data.

1.	Restricted deposits- According to the Company's management, the restricted deposits, as of the Valuation Date, is attributed to the Company's offices lease contract, as required by the lessor. The restricted deposits do not bear interest. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

2.	Financial assets- According to the Management, the financial assets, as of the Valuation Date, are attributed to the Company's investment in Israeli governmental bonds. The Company classifies the investment as a financial asset in fair value through profit and loss, and the asset fair value is based on market prices of the bonds. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

3.	Other Receivables - According to the Company, the other receivables, as of the Valuation Date, is attributed to short-term operating and non- operating amounts, which are received by the customers and others during the current business and expected to be charged during the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

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Notes

4.	Fixed Assets – The Company's fixed assets are mainly attributed to lab equipment. According to the Company's management, there is no difference between the book value, as presented in the financial report, and the fair value of the fixed assets. Therefore, no adjustments have been made.

5.	Intangible Assets – The Company's intangible assets are mainly attributed to software. According to the Company's management, there is no difference between the book value, as presented in the financial report, and the fair value of the intangible assets. Therefore, no adjustments have been made.

6.	Trade Payables - According to the Company, the trade payable, as of the Valuation Date, is attributed to short-term operating amounts which are paid during the current business, at the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

7.	Other Payables - According to the Company, the other payable, as of the Valuation Date, is attributed to short-term operating and non-operating amounts, which are paid during the current business, during the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments had been made.

8.	Deferred income – The deferred income balance is attributed to the collaboration and license agreement with GlaxoSmithKline, LLC (hereinafter: GSK), as of February 17, 2010. According to the agreement, in order to finance the Company’s research and development, GSK will pay the Company a total amount of $5.4 million, in quarterly installments for three years, with an option to extend the research collaboration term for an additional year for an amount of up to $1.7 million (for more details please see section 2: Company Overview).

The aforementioned income, as expenses, is recognized by reference to the stage of completion of the research activity, and the remaining balance is recognized as deferred income. We analyzed the actual economic liability and found it less than the deferred income balance as presented in the financial reports. Therefore we re-calculated the value of the deferred income and adjustments had been made (See Appendix A).

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Notes

9.	Liability for Chief Scientist- the Company is obliged to pay royalties to the Israeli government. The royalty calculation is based on the revenues from the product, in which its development the Israeli government participated. The Company does not consider the income from GSK contract as an income from products that were financed by the Chief Scientist. Therefore, the company did not make a provision in its financial statements, with respect to a liability to the Chief Scientist, due to the payments received from GSK under the contract. In June 2011, the Chief Scientist's office had requested the Company to pay royalties due to the Company's income from GSK. The company rejected the Chief Scientist position and the Parties had additional correspondence and negotiations regarding this matter during 2011 and the first half of 2012. The parties also agreed to suspend all mutual actions in this matter (without time limitation) to allow an amicable solution to be achieved. As of the valuation date, the Company is unable to evaluate the possible effects, of this matter, if any, on its financial statements.

Since the Company is unable to evaluate the possible effects of the Chief Scientists' requirements on its financial statements, and based on IAS 37 (see section 6 methodology - Contingent liabilities), the Company assumes that more likely than not that it will not be required to pay royalties to the Chief Scientist. With regards to the valuation, the probability that the Company will pay royalties to the Chief Scientist, was set at 40% (See sensitivity analysis in Appendix B). The royalty rate was set at 3.5% out of the Company's income from GSK, which is in the middle of the range requested by the Chief Scientist office. Therefore we re-calculated the value of the Liability for Chief Scientist and adjustments had been made (See Appendix B).

10.	Liability for share-based payment - during the years 1999-2011 the Company or the parent company granted options to its employees, management and consultants. As of the valuation date, there are approximately 2.5 million outstanding options in the Company's equity.

According to IAS 28 and IFRS 3R, When potential voting rights or other derivatives containing potential voting rights exist, an entity’s interest in an associate or a joint venture is determined solely on the basis of existing ownership interests and does not reflect the possible exercise or conversion of potential voting rights and other derivative instruments. The acquirees may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquirees share-based payment transactions are not part of the acquiree purchased equity and are measured at their market-based measure.

The market-based measure of unvested share-based payment transactions is calculated on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance allocated to post-combination service. Therefore we evaluated the Liability for share-based payment on its fair value, and adjustments have been made (See Appendix C).

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6

Notes

11.	Liability for trade option- approximately 4.3 million Proteologic's options are listed for trade in TASE. According to IAS 28 and IFRS 3R, as mentioned above, those derivative instruments are not part of the acquiree purchased equity and are measured at their market-based measure. Therefore we evaluated the fair value of the Liability for trade option, based on its actual market prices, as of the valuation date. As a result, adjustments have been made.

12.	The goodwill value is the difference between the purchase price and the fair value of the tangible and intangible assets less liabilities.

13.	The purchase price received by XTL's management and includes the cash and cash equivalents which were paid by XTL.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

7

Contents

The Acquisition	9

Company Overview	11

Financial Statements	29

The Purchaser	32

Market Overview	41

Methodology	45

Results	51

Appendix	56

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Section 1

The Acquisition

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

9

The Acquisition

The Acquisition

On November 21, 2012, XTL engaged in an agreement in which it will acquire from Teva Pharmaceutical industries LTD (Hereinafter: "TEVA"), in an over the counter (OTC) transaction, 4,620,356 ordinary shares, which constitute 31.35% of Proteologics equity and TEVA's whole holdings, in consideration for an aggregate amount of 6,493,564 NIS, which represents 1.405 NIS per share.

Proteologics was founded in 1999 and is a public company traded on the Tel-Aviv Stock Exchange (Hereinafter: "TASE").

Proteologics develops drugs that target components of the ubiquitin system, which founded by Drs. Avram Hershko and Aaron Ciechanover, 2004 Nobel Prize laureates in Chemistry for the discovery of the ubiquitin system.

Bargain Purchases

Due to the fact that Proteologics is in the very early stages of its developments, the acquirer (XTL) has made a bargain purchase, by purchasing Proteologics' equity at a discounted purchase price.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

10

Section 2

Company Overview

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

11

Company Overview

General Description

The Company was incorporated in Israel on May 19, 1999, as a private company limited by shares, under the name of Lismon (Israel) Ltd. In May 2000, it changed its name to its current name, Proteologics Ltd. In March 2010, Proteologics became a public company on Tel Aviv Stock Exchange (TASE).

The Company focuses in research and development of drugs for a variety of diseases, based on the ubiquitin system. The ubiquitin system is a biochemical path which involves biological processes in the body, where disruptions to the system can give rise to a long list of diseases including metabolic problems, nervous developments and disturbances, malignant diseases, muscle atrophy and viral diseases.

Dr. Avram Hershko and Dr. Aharon Ciechanover – 2004 Nobel Prize laureates for the discovery of the ubiquitin system – lead the Company’s scientific advisory board.

The Company has knowledge, experience and intellectual property relating to the ubiquitin system and it concentrates its efforts in discovering targets for drugs connected to this system. The Company is acting to discover proteins in the ubiquitin system which are a causal factor in the indication of a particular disease and which can be a target for the drug. After discovering the target protein, the Company works on developing a drug (either via a chemical molecule or via siRNA technology), which causes deactivation or inhibition of the actions of the target proteins, thereby giving rise to an improvement or remedying of the disease. The Company believes that the knowledge accumulated by it regarding the ubiquitin system might assist it in discovering and developing drugs for a variety of diseases.

Ubiquitin Proteasome System (UPS) Target and Drug Discovery

The Ubiquitin Proteasome System (UPS) is a major machinery of biological regulation, underlying a wide array of cellular pathways. UPS controls protein turn-over by selectively tagging, or ubiquitinating, proteins destined for different biological activities including proteasomal degradation. The organization of the ubiquitination cascade is hierarchical, involving one common E1 enzyme, which activates ubiquitin, multiple combinations of several E2 conjugating enzymes, and at least six hundred E3 ligases, which catalyze ubiquitination of specific substrates. The ubiquitination process is also counter-balanced by the activity of deubiquitinating enzymes (DUBs).

Regulated protein degradation is an essential aspect of normal physiology and alterations in UPS have shown to be implicated in the pathogenesis of numerous human diseases, including cancer as well as inflammatory, cardiovascular neurodegenerative and viral diseases and metabolic.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

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Company Overview

Ubiquitin Proteasome System (UPS) Target and Drug Discovery

disorders. For example, the presence of ubiquitin-positive aggregates has been well recognized as a common feature in neurodegenerative diseases and in various stages of atherosclerosis. The potential of exploiting the ubiquitin system for therapeutic benefit blossomed with the approval of the proteasome inhibitor Velcade® (bortezomib) for the treatment of multiple myeloma and relapsed mantle cell lymphoma. In current drug discovery, E3 ligases and DUBs have gained the most attention due to their direct roles in regulating protein's stability. Proteologics unites a team of passionate scientists, Nobel laureates and business leaders bringing together their collective experiences in UPS-based drug discovery. Proteologics' technology platform integrates powerful capabilities in Lead Discovery and Lead Optimization. Once targets are validated, Proteologics utilizes a battery of cell-free ubiquitination assays to conduct high throughput screening of potent small molecules. Selected candidates are further optimized using proprietary selectivity assays for additional UPS components including a panel of E3 ligases, followed by SAR-based drug design, cell-based efficacy assays, and in vivo models of ADME-Tox and efficacy.

The Company's project initiation process

The Company initiates new projects independently out of studies and opportunities identified by the Company's scientific and business team. Each new R&D project proposal in the Company undergoes an examination process comprising the following stages:

1.	Initial screening by the professional staff and the Company's management. This process consists of putting together a team of various experts from the Company's scientific advisory board and/or external advisors and, if necessary, a business development advisor. The proposed project's compatibility with the Company's business model and strategy is examined as well as whether the project addresses the needs of the potential partner. Simultaneously, the Company's ability to promote the project and the level of required investment in manpower, equipment, research etc. are also reviewed.

2.	After the plan is formulated and before it is operated (whether independently or in collaboration), it is presented to the Company's management and a proposal is prepared by management. Once the plan is prepared, the Company's Board approves the related work plan and budget.

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13

Company Overview

Discovery and development of new drugs

the discovery and development of new drugs by the Company can be classified into few stages:

•	Applied research stage - a process aimed at ascertaining that the cellular model underlying the Company's interest is indeed practical and can be operated for scanning and identifying the target.

•	Target discovery stage - a targeted procedure for discovering selective enzymes in the ubiquitination system such as ubiquitin ligase (E3), which in itself represents a relevant point of intervention against which the system can be specifically manipulated in order to affect the progress of the disease. When such enzymes are discovered they are defined as drug targets, namely proteins whose inhibition offers a good chance of slowing down the development of or improving a certain medical condition. The Company often chooses targets which have been researched by several other research institutions and whose scientific feasibility has been scientifically proven. This approach saves time and resources.

•	Target validation stage - a process of performing various tests to verify that the target is suitable for preparing a drug development plan based on the target.

•	Bioassay development stage - a process of building a number of biological assays that enable tractably screening large libraries of chemical substances in order to determine which substances affect the system and which do not.

•	Screening stage - a process of screening a library containing dozens of thousands of chemical molecules in order to track active molecules.

•	Molecule validation stage - after the active molecules have been selected, the level of their activity is retested according to statistical significance 3 and under selectivity and specification tests. Molecules that meet these criteria are defined by the Company as potential inhibitors that may be introduced into the drug development process.

•	Initial molecule development stage - in this stage, inhibitors that have been introduced into the development process undergo initial chemical development aimed at enhancing their efficacy and accumulating preliminary information on active chemical structures.

•	Lead molecule development stage- the chemical knowledge accumulated in the screening, validation and initial development stages is used to develop a prototype molecule. The prototype molecule is selected after optimizing molecular attributes such as efficacy, safety and constancy.

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Company Overview

Discovery and development of new drugs

In this stage, the Company utilizes chemical and bio-informative tools that assist in selecting a lead molecule that will later be used in animal and clinical tests.

•	The pre-clinical stage consists of animal testing to demonstrate the developed drug's efficacy in disease simulating models. This pre-clinical stage also includes testing for toxic side effects and studying the drug's different attributes in animals. The purpose of this stage is to prove efficacy and safety before filing applications for commencing human trials to the relevant authorities (the Israeli Ministry of Health, the FDA and the European EMEA).

Products

The Company has a scientific and development framework that is entirely dedicated to developing new drugs based on globally and corporate accumulated knowhow on the ubiquitination system. According to scientific literature, ubiquitin is a relatively small protein tag which attaches itself to another protein and labels it for destruction or other forms of control over cell mechanisms. The Company's research activity aims to discover proteins in the ubiquitination system which constitute a significant factor in the development of the disease and whose neutralization or inhibition leads to an improvement in or curing of the disease (target). The ubiquitination system is a central biochemical path that is involved in several biological processes whose disruption is liable to lead to a series of diseases with wide therapeutic consequences such as metabolism disorders, developmental and nerve related disorders, malignant diseases, muscular atrophy, inflammatory diseases, viral diseases and high blood cholesterol levels. These diseases are all attributable to ubiquitin functions and actually respond to the ubiquitination system's functioning. The ubiquitination system's critical role in cells on the one hand and the ability to recognize proteins in the ubiquitination system which constitute a node that controls critical cell processes on the other turn this system into a valuable focal point for developing new drugs.

In order to shorten R&D time and focus on drug discovery, the Company prioritizes targets published in scientific literature over in-house target identification. However, the Company's abilities to discover new targets allow it to operate in this field as well and rid it of the dependence on publications which it cannot control and, if circumstances justify it, enable it to proactively identify new drug targets.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

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Company Overview

Areas of operations

The Company has one area of operations; research and development of drugs. The Company’s efforts are focused on drugs based on the ubiquitin system, for a variety of diseases.

As of the valuation date, the Company is engaged in 8 projects of research and development into potential drugs; 3 programs in collaboration with Teva (oncology/inflammation), 5 programs in collaboration with GSK (oncology) and 9 programs in development, all targeting E3 ligases in the UPS.

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Company Overview

Description of the Company's research programs

A plan in the context of the license agreement signed with Teva  -

As of the valuation date, Teva has not decided regarding the continued development of the research plans. Therefore, no additional material investment in the research plans took place since December 2011, on behalf of the Company. It should be mentioned that at the beginning of 2013, after the valuation date, TEVA decided not to continue the License agreement with the Company. The Company is allowed to continue and develop the Programs of which were developed in cooperation with TEVA.

Hence force, the description of the plans in collaboration with Teva:

•	The plan for developing a lead molecule based on the PRT0467 molecule:

In the course of the activity, over 100,000 chemical substances were identified from which inhibitors were selected. The next stage consisted of selecting a prototype molecule - PRT0467 - after tests conducted in an outside laboratory yielded positive findings of the molecule's active role in inhibiting the HIV virus. In 2008, following toxicity trials conducted in animals with respect to the molecule, it was discovered that the PRT0467 is effective in inhibiting roaming cancer cells of various types.

The plan focused on developing a molecule that will form the basis for a drug for preventing metastasis by delaying the movement an Penetration of cancer cells rather than for developing a drug for AIDS, this, among others, following the Company's assessment that the AIDS pharmaceutical market is saturated and the conditions for penetrating this market are quite difficult compared to the conditions underlying the metastasis pharmaceutical market which is more attractive. Simultaneously with testing the molecule under trial models of the development of metastasis, the molecule was found to be effective also in different inflammatory disease models. In 2011, trials were conducted on another model which demonstrated that the PRT0467 has an alleged beneficial clinical effect on a standard rheumatoid arthritis model. In addition to testing the PRT0467 molecule, the Company has developed several other molecules of the same family in order to identify molecule with enhanced activity.

The Company has two molecules with proven effect on both animal model systems in the development of metastasis and in inflammatory models. This plan is funded by the Chief Scientist at the Ministry of Industry, Trade and Labor.

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Company Overview

Description of the Company's research programs

The Company estimates that a drug developed on the basis of this lead molecule will be used for treating one or more of its active indications. As an anti-cancer drug, it will be designed to reduce metastasis. Most tumors have malignant potential and therefore their respective market crosses over numerous types of cancers and stands to be quite large. In addition, therapies designed to prevent metastasis should be administered, if possible, consecutively and over a relatively extended period of time (weeks to months).

The Company is unaware of any existing effective market therapies for preventing metastasis in cancer patients and is it generally treated in the same manner as the initial tumor. The reasons for this are derived, among others, from the inability to identify mechanisms and molecules that prevent the generation of tumors, although there are several known possible mechanisms. The Company estimates that the main barrier is the toxic effect relating to the therapy. The significant advantage to which the Company aspires is developing a substance that will reduce metastasis in cancer patients (as opposed to the initial tumor) without generating severe toxic effects that prevent the drug from being effectively administered. The Company believes that there is a reasonable theoretical basis for assuming that a drug developed based on the scientific research currently being conducted by the Company will have low toxic levels and reduce metastasis in cancer patients and offer an effective and life saving treatment for cancer patients in combination with other drugs/therapies.

As an anti-inflammatory drug, the drug will potentially reduce the body's inflammatory reaction to diseases, a reaction which is the main cause of harm and suffering to patients. As of December 2011, following a trial conducted on mice, the drug has been proven to be efficient in treating rheumatoid arthritis. The existing treatment for this disease is hardly sufficient and many companies are seeking various approaches to developing new substances for treating this disease. Moreover, the molecule may be revealed as effective in treating other inflammatory diseases. In each of these indications, the drug under development will have to compete with existing drugs in the market and with other drugs whose development may be terminated before this drug's development is completed.

The Company has conducted PRT0467 pre-clinical trials on various models in order to examine the potential of various indications.

•	The plan for developing a lead molecule based on the PRT6286 molecule:

The PRT6286 molecule has been found to effectively inhibit E3 proteins. After having been characterized using additional trials, the PRT6286's efficacy was tested on mice. To date, the PRT6286 has been found to be effective on various animal models and in certain trials has been found to reduce the number of lung tumors in mice (simulating metastasis) with statistical significance. In addition, the PRT2686 molecule has been tested on a standard industrial model of anti-inflammatory activity and the trial results indicate that the molecule and its derivatives might have potential applications in connection with inflammatory diseases.

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Company Overview

Description of the Company's research programs

•	The plan for developing a lead molecule based on the PRT4165 molecule:

This plan is based on an idea formulated in the Company for discovering a mechanism for enhancing the efficacy and minimizing the toxicity of chemotherapeutic drugs operating against the Topoisomerases II enzyme which are widely used for treating numerous types of cancer. The research conducted in the Company identified the E3 which the Company believes is vital for the biological activity relating to various malignant diseases including different lymphomas, colon cancer and lung cancer. The Company estimates that these targeted drugs might be effective regardless of the treatment using the drugs whose efficacy they are planned to enhance. The Company's research regarding this plan has been published in scientific journals. As of December 2011, the following phases have been completed: developing the assay, screening and identifying active molecules.

Plan in the context of the license agreement with GSK –

According to the joint work plan and based on conversations held between the Company's representatives and GSK's representatives, as of the valuation date, the companies are working on developing inhibitive molecules for the five selected targets. Moreover, it was decided that in the course of 2012 the researchers will focus on the most promising research plans of the six targeted plans based on the results obtained and the estimated chances of success of the various plans.

The following presents a description of the plans in collaboration with GSK:

•	PRT31:

The objective of the PRT31 plan is to develop a number of lead molecules- protein inhibitors of the PRT31 family. In the context of the plan, the Company is collaborating with GSK to identify specific inhibitors of up to three PRT31 proteins selected by the Company and GSK. This is a group of proteins whose majority has been proven in scientific literature to contribute to the generation of different types of cancer such as breast, lung, bladder, prostate, stomach and colon cancer. As a rule, in this project, the Company aims to attempt developing more effective substances for preventing the resistance of malignant tumors to drugs.

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Company Overview

Description of the Company's research programs

The Company estimates that the benefits of any developed drug will be its efficacy in treating a large number of malignant tumors and lower sensitivity to developing resistance to the drug.

Before signing the collaboration agreement with GSK, on December 14, 2009, the Company signed a collaboration agreement for the PRT31 with a French company- Prestwick Chemical Inc. ("Prestwick")- in order to discover and create a lead compound for the cancer therapeutic market using the Company's ubiquitin related knowhow and Prestwick's chemical knowhow.

The agreement prescribes provisions regarding the PRT31 rights including the right to payments received from future partners (such as GSK) deriving from the marketing of the molecule.

Prestwick's share in the payments deriving from the marketing of PTR31 will be based on the degree of the proximity of the product selected for development by GSK and based on Prestwick's contribution to achieving the milestones for the molecule's marketing. The distribution of profits will not include profits derived from R&D. As of December 2011, no joint development activity is being conducted by the Company and Prestwick.

(1)	PTR31-A - as of the valuation date, the project is in the lead molecule development stage which consists of chemical development, cell-based bioassays, biophysical assays and ADME tests.

(2)	PRT31-B - as of the valuation date, the project in the prototype molecule development stage which consists of chemical development, biological assays and biophysical assays.

(3)	PRT31-C - as of the valuation date, the project in the early development stage.

•	PRT77:

The objective of the PRT77 plan is to develop inhibitors of the PRT77 protein family, a two-protein sub-family of E3 proteins. PRT77 proteins are mentioned in scientific literature as playing a significant role in processes relating to various diseases such as cancer. As part of the collaboration with GSK, the Company has been asked to perform for GSK two drug discovery projects in order to identify inhibitors of two PRT77 proteins and develop them as lead molecules for treating various types of cancer. Due to the similarities between the two proteins and given that no need has been identified for developing specific inhibitors of each protein, the companies agreed to perform the development of the molecules against both target molecules collectively, using two different approaches that will increase the discovery prospects. In the initial stages (until a prototype molecule is identified), the scope of activity will cover two projects but once the lead molecule is identified, only one lead molecule may be selected for advanced development.

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Company Overview

Description of the Company's research programs

As of the valuation date, the Company development activity is on PRT77A plan. As of the valuation date, the project is in the lead molecule development stage which consists of chemical development, cell-based bioassays, biophysical assays and ADME tests.

•	PRT83:

The objective of PRT83 is based on information published in scientific literature according to which the ubiquitination of the PRT83 protein is a critical factor in the generation of several malignant diseases including colon cancer, lung cancer and lymphoma. As part of the collaboration with GSK, it was decided to develop PRT83 inhibitors. As of the valuation date, the project is in the stage of screening chemical molecules to identify a prototype molecule that will inhibit PRT83. The project consisted of conducting wide screening in the Company's and GSK's labs in order to maximize the chances of success in identifying active molecules.

Independent research plans-

Below is a list of the Company's existing independent research plans. All the following plans are in initial research stages and there is no guarantee that they will be developed as detailed below and under the timetables detailed below, if at all.

•	PRT21:

The plan is being performed by the Company using its own resources and targets the E3 - a recognized protein in the ubiquitination system. The Company estimates that the PRT21 protein is mixed in many types of malignant tumors such as lung, colon, bladder, ovarian and head-neck cancer.

According to the Company, this target forms the basis for some of the world's largest pharmaceutical and other companies in their R&D plans for new cancer drugs. Some of these companies are in more advanced stages than the Company such as pre-clinical trial phases and even phase I stages. The Company believes that its accumulated knowhow and experience in the field of discovering drugs relating to the ubiquitination system combined with the automated tools currently at its disposal and vast accumulated knowledge in the world of science, and particularly accurate information regarding the physical structure of the protein and its vital areas of activity, all raise the Company's chances to turn this project into a success.

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Company's Overview

Description of the Company's research programs

For the purpose of this plan, the Company is utilizing the computer technology at its disposal combined with knowledge of the structure of PRT21 in order to perform compute screenings of a very large number of substances before commencing actual trials. As of December 2011, the Company has completed two rounds of computer screening and holds preliminary active molecules at various stages of definition of their effect on the target protein.

As of December 2011, the Company continues to plan active molecules against PRT21 yet the molecule's development is taking longer than planned.

•	PRT40:

This plan is being performed by the Company in collaboration with a leading lab at the Tel-Aviv Sourasky Medical Center. The aim of the project is to use both the Company's and the lab's existing knowhow on the ubiquitination system to develop new drugs for infectious diseases.

Halted research plans-

In September 2010, Teva informed the Company that it was waiving its rights in the PRT82 plan and in the structure based molecule in the PRT9564 plan. The Company and GSK had chosen the PRT82 as a target for one of the plans being executed in the context of their collaborations. Following several other trials, the Company and GSK chose PRT83 to replace PRT82 as a target for the fourth plan performed in the context of their collaborations. Accordingly, the PRT82 plan has been halted.

All the Company's programs are in a very early stage of development. Specifically, all the programs are currently in the Target detection and molecule discovery stage or in the para-clinical stage of its development cycle.

Improving the research infrastructure-

The Company is acting to improve its research infrastructure at three different levels:

•	Building a panel of E3 proteins for selective testing of inhibitors.

•	Building focus libraries that will include new molecules with a chemical structure that has high potential of bonding with and inhibiting E3 ligases. Enriching the Company's library with new focus libraries will enhance the chances of finding inhibitors and grant the Company a relative advantage over competitors.

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Company Overview

Description of the Company's research programs

•	Developing tagged ubiquitin based reagents to perfect the biological methods being developed by the Company.

Material Agreements

Collaboration and license agreement with GSK

In February 2010, Proteologics signed a collaboration agreement with GSK to collaborate on six cancer drug discovery programs over three years (with options to extend). GSK has also invested in Proteologics equity.

The purpose of the Research Collaboration is to conduct Target Programs to identify and optimize E3 Ligase Compounds active against a total of six (6) Targets. Pursuant to, and subject to the terms and conditions set forth in the Agreement, Proteologics shall undertake the Research of E3 Ligase Compounds that are active against the applicable Target pursuant to the Research Plans and shall have primary responsibility for the conduct of the Research Plans; provided, that GSK shall conduct certain coordinated activities and contribute certain resources as set forth in the Research Plans or as otherwise agreed at the JSC, as part of the Target Program.

The “Research Collaboration Term” shall commence in February 2010, and shall expire upon the third (3rd) anniversary of the Effective Date; provided that the Research Collaboration Term may be extended for one (1) additional year upon mutual agreement of the Parties (such three (3) or four (4) year term, the “Original Research Collaboration Term”). In addition, GSK shall have the option to conduct Research of Collaboration Compounds, at GSK's sole responsibility and expense for one (1) additional year (or two (2) additional years in the event the Original Research Collaboration Term is not extended for one (1) additional year by mutual agreement pursuant to the previous sentence) after expiration of the Original Research Collaboration Term. Subject to the above, the Research Collaboration Term shall be deemed to also include the period of time GSK may elect to conduct research on its own.

The Parties have established a committee (the “Joint Steering Committee” or “JSC”) that during the Original Research Collaboration Term, shall have review and oversight responsibilities for all research activities performed under the Target Programs in accordance with the Research Plans, as well as the determination of whether a Collaboration Compound meets the Lead Criteria or the Candidate Selection Criteria, as the case may be. The JSC shall meet, either in person, by teleconference or by video conference, at least once each calendar quarter, and more or less frequently as the Parties mutually deem appropriate, on such dates, and at such places and times, as provided herein or as the Parties shall agree.

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Company Overview

Consideration

GSK shall pay Two Million Dollars ($2,000,000.00) to fund activities conducted under the Research Plans in the first twelve (12) month period of the Original Research Collaboration Term, and such payment shall be made in equal calendar quarterly installments of Five Hundred Thousand Dollars ($500,000.00) each, commencing on April 1, 2010. GSK shall pay One Million Seven Hundred Thousand Dollars ($1,700,000.00) to fund activities conducted under the Research Plans during each of the second and third twelve (12) month periods of the Original Research Collaboration Term, and such payment shall be made in equal Calendar Quarterly installments of Four Hundred Twenty Five Thousand Dollars ($425,000.00) each, commencing on April 1, 2011 and April 1, 2012. If the Parties mutually agree to extend the Original Research Collaboration Term, then the Parties also shall determine the amount of funding to be paid to Proteologics by GSK for such extension; provided, that such amount shall not exceed One Million Seven Hundred Thousand Dollars ($1,700,000.00).

In consideration for the rights granted to GSK according to the agreement, GSK paid to Proteologics a non-refundable, non-creditable upfront payment of Three Million U.S. Dollars (U.S. $3,000,000), on March 2010.

Until November 21, 2012 had paid $4.975 million in order to fund the research collaboration.

Milestone payments- GSK shall make each of the non-refundable, non- creditable milestone payments to Proteologics that have been set out in the agreement, upon the occurrence of the corresponding milestone event on a Target Program-by-Target Program basis.

Royalties

Royalties- on a Product-by-Product and country-by-country basis, GSK shall pay to Proteologics a royalty rate of four percent (4%) on Net Sales of each Product by GSK, its Affiliates or Sublicensees (the “Product Royalty”). GSK’s obligation to pay Product Royalties with respect to a Product in a particular country in the Territory, even if reduced, shall commence upon the First Commercial Sale of such Product in such country by GSK, its Affiliates or Sublicensees and shall expire on a country-by-country and Product-by-Product basis on the later of (i) the expiration of the last Valid Claim of a GSK Patent, Joint Patent or Proteologics Patent that claims the composition of matter or method of use of the Licensed Compound included in such Product in such country (a “Royalty Bearing Valid Claim”), and (ii) the date that is ten (10) years after First Commercial Sale of such Product in such country (the “Royalty Term”).

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Company Overview

Collaboration and license agreement with TEVA

On March 2, 2005, the Company signed an agreement with TEVA (Hereinafter: "The first agreement"), whose purpose was to fund a feasibility study within two cancer field programs.

After completing the first part of the research, TEVA chose to exercise the option which they had within the first agreement frame, and contacted the Company with regards to committing to a license agreement.

On July 7, 2008, the Company and TEVA signed a license agreement (Hereinafter: "The second agreement" or "The license agreement"), regarding the first agreement, two programs aforementioned and an additional program. According to the second agreement, the Company committed to continue the Research & Development activity until reaching a Leading Molecule (The first agreement only demanded a Prototype Molecule). The license agreement was signed simultaneously with an investment transaction, in which TEVA invested a total sum of 4.25 million US$ (on a number of payments) in Protologix Inc. Shareholders Capital. Protologix Inc., committed that the Company will use the investment sums aforementioned according to the budget approved by TEVA, and that it will be updated from time to time by the R&D Committee.

Within the License Agreement, the Company gave TEVA an exclusive global license to realize the Intellectual Property and Knowledge that the Company has accumulated with regards to the Prototype/Leading Molecules and the Anti-Viral research program.

The Company has committed to –

1.	Perform Research & Development through the 3 Research programs aforementioned, and make reasonable continued efforts to develop the products for which the license was granted.

2.	To supply TEVA Research with advancement reports, and to update TEVA from time to time with new information.

TEVA can cancel the Research Program at any time, and with it the License regarding the cancelled program will be cancelled.

TEVA has obligated to sustain, on its expense, reasonable commercial efforts to trade the drugs that will be developed, and if not – the license regarding that product will be cancelled.

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Company Overview

Payments

In return for the Exclusive License granting, TEVA will pay as follows:

	million US$	Comments
Phase 1	1.0
Phase 2	2.0
Filing an NDA to the FDA	3.0

Drug marketing Approval
FDA	2.0
EMEA	2.0
Japan	2.0

Maximum Milestones payments per product	21.6

When a product Net Sales over 200 million US$	10.0	One Time

Royalties

TEVA will pay the Company a 5%-8% Royalties, according to sales, as determined within the agreement.

Side License Payments

In addition, the Company will be entitled to –

1.	20% from each Side License Payments, Distribution or other payments aforementioned, that TEVA will receive before recruiting the first Phase III Clinical Experiment.

2.	After recruiting the first Phase III Clinical Experiment, the Company will be entitled to 10% from each of the revenues aforementioned.

3.	Despite the abovementioned, with regards to the Anti-Viral Side License Payments, the Company will nevertheless be entitled to 10% of each revenue aforementioned, unless it is obvious that the Anti-Viral Program commerciality indicators are Oncology, and then the (1) and (2) sections will be applied.

As mentioned before, at the beginning of 2013, after the valuation date, TEVA decided not to continue the License agreement with the Company. The Company is allowed to continue and develop the programs which were developed in cooperation with TEVA.

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Company Overview

Intellectual Property

International Application – PCT Application – A Patent registration International Application is applied under the Patent Cooperation Treaty (Hereinafter: "PCT"). The international Application allows to apply patent registration for the same patent in different countries up to 30 months from the first Application date (legal preference request), and by doing so it postpones by 18 months the high expenses involved in applying in multiple countries.

Provisional Application – an application applied in the US which involves simpler formal requirements and a cheaper fee than an ordinary application. This application is not examined and expires after a year. Therefore during the year period an ordinary patent registration application is applied for or a PCT application while requesting the legal preference.

Divisional Patent Application – a Divisional Patent Application can be applied on a pending patent application basis (Hereinafter: "Parent application"). Usually, the Divisional Patent Application is applied in cases where the Parent Application includes more than on invention (i.e. when the Parent Application is not withstanding the invention unity requirements). The Parent Application and the Divisional Patent Application descriptions are the same, but the proceedings subjects are different.

The difference applied Divisional Patent Application are independent of each other, however, the applying date and pre-ruling Date are the same as the Parent Application.

In most cases, a patent term is set for 20 years from its application date; however, there are cases where the Pharmaceutics patent validity can be extended where domestic laws are allowing so. The Divisional Patent Application term is 20 years from the Parent Application date. The patent or patent application renewals are different in each country.

The Company has rights in many patent applications. The Company's patent portfolio includes patent applications that were originally applied for by the Company and also patents and patent applications that were originally applied for by Proteologix Inc and that were transferred to the Company within the IP transfer agreement, on February 15, 2010.

The Company's Portfolio, as for FY 2011 financial reports, includes 9 Patent "families" (all the patent and patent applications in all the different countries or stages, which are designated to protect the same invention), which include a total of 42 patents and patents applications, of which 11 are registered patents and 24 are patent applications in different stages.

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Company Overview

Intellectual Property

Territory	Granted	Allowed	Pending
USA	4	-	6
Israel	1	-	2
Australia	1	-	3
Canada	-	-	4
Argentina	-	-	2
Japan	-	-	2
New-Zealand	1	-	-
Singapore	1	-	-
Hong-Kong	1	-	-
EU	2	-	5
Total	11	-	24

The Patent Applications and/or holding and/or Patent holding summed in FY 2011 into a total of 204 Thousand NIS and in FY 2010 to a total of 412 Thousand NIS. The Company cannot evaluate how long it will take and/or when the applications will be granted.

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Section 3

Financial Statements

Section 3: Financial Statements | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

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Financial Statements

Balance Sheet

The following table presents the Company's audited balance sheets, as of December 31, for the years 2010-2011 and un-audited balance sheets, as of November 21, 2012 (thousands NIS):

	December 31,	December 31,	November 21,
NIS Thousands	2010	2011	2012
Assets
Cash and cash equivalent	19,124	9,192	10,373
Restricted deposits	318	330	333
Financial assets- fair value trough profit&loss	40,438	38,230	24,566
Other recievables	831	799	567

Fixed assets	1,775	2,182	2,023
Intangible assets	922	360	185

Total Assets	63,408	51,093	38,047

Source: The Company's financial reports.

	December 31,	December 31,	November 21,
NIS Thousands	2010	2011	2012
Liabilities
Current liabilities
Trade payables	927	1,084	462
Other payables	2,118	2,425	2,005
Deferred income	10,163	8,775	2,851
Provisions	870	143	-
	14,078	12,427	5,318
Non-current liabilities
Deferred income	3,833		-
Employees Benefits Liability	145	80	218
	3,978	80	218
Total liabilities	18,056	12,507	5,536
Equity
Total equity	45,352	38,586	32,511

Total Liabilities and Equity	63,408	51,093	38,047

Source: The Company's financial reports.

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Financial Statements

Profit and Loss Statement

The following table presents the Company's audited profit and loss statements for the twelve months ended on December 31, for the years 2010-2011 and un-audited statements for the period between January 1, 2012 and November 21, 2012 (thousands NIS):

NIS Thousands	2010	2011	1-11/2012
Revenues from reaserch and developments services	4,564	9,927	12,653

Cost of Revenues from reaserch and Developments services	(5,584)	(9,652)	(9,946)

R&D Expensses- net	(7,739)	(5,916)	(6,330)

G&A Expensses	(5,203)	(5,544)	(5,107)

Capital loss	(1)	(6)	-

Operating loss	(13,963)	(11,191)	(8,730)

Financing Income (Expensses)-net	(1,701)	2,761	1,554

Net loss	(15,664)	(8,430)	(7,176)

Source: The Company's financial reports.

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Section 4

The Purchaser

Section 4: The Purchaser | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

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The Purchaser1

General

XTL Biopharmaceuticals Ltd. (Hereinafter: "The purchaser" or "XTL") was incorporated in Israel on March 9, 1993, as a private company in accordance with the Israeli Companies Law, 1999 (Hereinafter: the "Companies Law"), under the name Xenograft Technologies Ltd. On July 3, 1995, the Company changed its name to XTL, with its defined objectives being the practice of any legal activity. XTL is engaged in the development of drugs, among others, for the treatment of unmet medical needs as well as improvement of existing medical treatments and business ventures in the medical industry.

In September 2000, XTL's shares were listed on the main London Stock Exchange, and XTL raised approximately $ 50.9 million in a public offering. In August 2004, XTL raised $ 17.8 million in another offering in the London Stock Exchange. Between that date and October 2007, XTL's shares were listed on the main stock exchange in London. In October 2007, XTL was de-listed from the main stock exchange in London and its shares were no longer traded there.

In July 2009, XTL shares were de-listed from Nasdaq due to a claim of the Nasdaq Audit Committee that XTL has failed to comply with some of the listing criteria. Shortly after, XTL's ADR began being quoted over the counter (OTC) on the Pink Sheets, and accordingly, from this date on, XTL reports in accordance with Chapter F of the Israeli Securities Law and simultaneously reports in compliance with the obligation to report in accordance with the U.S. Securities Exchange Act of 1934 regarding a foreign private issuer whose securities are held by the public. Since the de-listing of XTL's ADR from Nasdaq, XTL is no longer subject to Nasdaq.

XTL holds 100% of the issued and paid-up share capital of the U.S company XTL Biopharmaceuticals Inc. (Hereinafter: "XTL Inc."), which was founded in 1999 in accordance with the laws of the state of Delaware in the United States as well as 100% of XTEPO Ltd. (Hereinafter: "XTEPO"), which was founded in Israel in November 2009, as a part of the Bio Gal transaction.

XTL Inc. was involved in the development of activities and business pertaining pharmaceutical development. XTL Inc. has a fully owned company, XTL Development Inc. (Hereinafter: "XTL Development"), which was founded in 2007 in accordance with the laws of the State of Delaware in the US, was involved in business development, pharmaceutical development and primarily in clinical trial management of Bicifadine, a drug for diabetic neuropathic pain. As of the date of this report, XTL Inc. and XTL Development have no business activity.

1 XTL BioPharmaceuticals Ltd.'s annual report for the fiscal year 2011

Section 4: The Purchaser | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

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The Purchaser

General

XTL was incorporated in Israel on March 9, 1993 as a private company in accordance with the Israeli Companies Law 1999 (Hereinafter: the "Companies Law"), under the name Xenograft Technologies Ltd. On July 3, 1995, the company has changed its name to its current name, with its defined objectives being the practice of any legal activity. As of today, The company is engaged in the development, acquisition, sale, sub-license and business ventures in the medical realm and in therapeutics for the treatment of unmet medical needs as well as improvement of existing medical treatment.

In September 2000, the company shares were listed on the main stock exchange London and the company raised approximately $ 50.9 million in a public offering. In August 2004, the company raised $ 17.8 million in another offering in the London Stock Exchange. Between that date and October 2007, The company shares were listed on the main stock exchange in London. In October 2007, the company was de-listed from the main stock exchange in London and its shares were no longer traded there.

In July 2005, the company performed a dual listing of its shares on the Tel-Aviv Stock Exchange Ltd. (Hereinafter: "TASE"). Since that date and to the date of this report, the company shares are listed on the TASE. Accordingly, since it's listing date on the TASE and until July 2009, the company reported in compliance with the provisions of the foreign law (by virtue of Chapter E3 of the Law).

On September 1, 2005, the company filed with the Securities & Exchange Commission in the United States (Hereinafter: the "SEC") an application to list the company's American Depositary Receipts (Hereinafter: "ADR") on Nasdaq under the list known as Nasdaq Global Market. Beginning on that date and until April 17, 2009, the company's ADRs were traded on Nasdaq.

In 2005, the company acquired from VivoQuest Inc. (Hereinafter: "VivoQuest"), the exclusive worldwide and perpetual rights to VivoQuest's intangible assets, covering a compound library including certain compounds (Hereinafter: "DOS") for the treatment of hepatitis C and other assets. In the course of 2008, the company out-licensed the use of the DOS technology to Presidio Pharmaceuticals Inc.

In July 2009, the company shares were de-listed from Nasdaq due to a claim of the Nasdaq Audit Committee that the company has failed to comply with some of the listing criteria. Shortly after, the company's ADR began being quoted over the counter (OTC) on the Pink Sheets, and accordingly, from this date on, the company reports in accordance with Chapter F of the Securities Law and simultaneously reports in compliance with the obligation to report in accordance with the U.S. Securities Exchange Act of 1934 regarding a foreign private issuer whose securities are held by the public. Since the de-listing of the company's ADR from Nasdaq, the company is no longer subject to Nasdaq.

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The Purchaser

General

The company holds 100% of the issued and paid-up share capital of the U.S company XTL Biopharmaceuticals Inc. (Hereinafter: "XTL Inc."), which was founded in 1999 in accordance with the laws of the state of Delaware in the United States as well as 100% of XTEPO Ltd. (Hereinafter: "XTEPO"), which was founded in Israel in November 2009 as a part of the Bio Gal transaction.

Until the start of 2008, the company was involved in the development of drugs primarily used to treat Hepatitis C and B. At the end of 2007, the company ceased the research and development plans of these drugs (with the exception of development of DOS technology) and an agreement was signed with Yeda Research and Development Ltd. (the technology-transfer entity of the Weizmann Institute of Science) (Hereinafter: "Yeda") to revert all the rights to the company's original technologies.

XTL Inc. was involved in the development of activities and business pertaining pharmaceutical development. XTL Inc. has a fully owned company, XTL Development Inc.. (Hereinafter: "XTL Development"), which was founded in 2007 in accordance with the laws of the State of Delaware in the US, was involved in business development, pharmaceutical development and primarily in clinical trial management of Bicifadine, a drug for diabetic neuropathic pain. As of the date of this report, XTL Inc. and XTL Development have no business activity.

In 2007, the company signed an agreement with DOV Pharmaceutical Inc. (Hereinafter: "DOV") to obtain an international license for the Bicifadine.

On November 18, 2008, the company announced that phase 2b of the trial that was conducted on Bicifadine for treating diabetic neuropathic pain did not meet the clinical endpoints that had been established in advance and as such, the trial had failed. As a result of the failure to meet the clinical endpoints of the said trial, the company halted the development of Bicifadine for treating diabetic neuropathic pain, terminated the employment of most of its employees and stopped all maintenance of patents related to Bicifadine in coordination with DOV.

In addition, in December 2008, the company underwent reorganization in order to develop the company's business (Hereinafter: the "Plan"). The plan included, inter alia, the layoff of most company employees (who were employed in the Bicifadine development project), investment activities, cooperation and acquisition of holdings particularly in companies involved in applicable life science research and in pharmaceutical research and development (biotechnology and pharmaceuticals). On March 8, 2010, XTL Development ended the formal contractual arrangement with DOV with regards to Bicifadine, in which all intellectual property rights to Bicifadine were reverted to DOV. As of today, the company has certain rights based on milestones in the development plans of drugs for treating Hepatitis C based on DOS technology acquired in 2005 from VivoQuest and that were sold in sub-license to Presidio in 2008 for a cash payment, development milestone payments totaled $59 million by Presidio and royalties from sales.

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The Purchaser

General

On March 19, 2009, the company entered an asset purchase agreement with Bio Gal Ltd. (Hereinafter: "Bio Gal") to purchase assets, rights to the patent to use Recombinant Erythropoietin to extend the lives of terminal Multiple Myeloma patients as well as improve the quality of their lives. The parties signed several extensions for the completion date of the transaction, with the last one being valid until August 31, 2010, in order to enable completion of the transaction.

On December 31, 2009, the company's board of directors approved the company's asset purchase agreement to acquire 100% of the shares of XTEPO, a private Israeli company founded by the shareholders of the Bio Gal in order to carry out the aforementioned transaction, which will receive a license for exclusive use of a patent on the Recombinant EPO drug from Bio Gal, while simultaneously investing in XTEPO $1.5 million from private investors (based on exercise of the options they were given).

In order to execute said acquisition, the company issued approximately 133 million ordinary shares to XTEPO shareholders against 100% of their holdings in XTEPO and by issuing The company's ordinary shares at an exceptional private offering in accordance with the Securities Regulations (Private Offering of Securities in a Listed Company) to XTEPO shareholders (Hereinafter: "Exchange of Shares Agreement") that was approved by an extraordinary shareholders meeting on 2 March 2010 so that upon completion of said Exchange of Share Agreement, XTEPO shareholders held (along with their holdings of company share on the eve prior to the exchange of shares) approximately 70.64% of the issued and paid-up share capital of the company and the balance, of 29.36%, were held by company shareholders on the eve of implementation of the Exchange of Shares Agreement.

On March 24, 2011, the company has entered into a term sheet to acquire the activity of MinoGuard Ltd. (Hereinafter: "MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payments in cash.

On November 30, 2011, the company signed on the exclusive license with MinoGuard, according to which the company will develop and commercialize the technology to treat patients who suffer from mental illnesses focusing on the schizophrenia illness. According to the terms of the agreement, the company will perform clinical trials, develop, sign, market and sale the technology out coming drugs with no restriction on specific illness (Hereinafter: the "License"). On May 29, 2011, the company announced that it was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer (which is in the planning and preparation towards Phase II clinical trial). The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval.

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The Purchaser

General

Other benefits are local U.S. tax breaks on research and development expenses and exemption from paying commissions to the FDA.

On August 29, 2011, the company decided to perform a research, which includes preliminary data collection concerning the appearance of specific protein in the blood of a group of patients with multiple myeloma illness. This study will assist focusing the company's Phase II clinical trail's protocol of the Recombinant EPO drug (Hereinafter the "Research").

In 2012 the company has expanded the clinical tests performed on the Recombinant EPO drug. The company expanded the sample of patients participating in these tests, by extending of the basis of data from three to five medical centers. As of December 31, 2012, the research has ended and the data is almost completely processed.

According to the company's management and its advisors, the statutory approval to start phase II clinical trial is predicted to be accepted at the second half of 2013.

Holding Structure

The following chart presents the structure of the company's holdings as of November 21, 2012:

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The Purchaser

Field of Activity

XTL and its subsidiary XTEPO collectively (hereinafter: "XTL Group" or the "Group") is focused on planning, research and development activities for the commercialization of the technologies owned by it as detailed below.

XTL Group's Drugs

Recombinant EPO Drug

Recombinant EPO is a drug that, as of the date of this report, is used to treat (i) anemia in patients with renal failure (dialysis) and (ii) anemia in cancer patients. Recombinant EPO was developed, manufactured and marketed by Johnson & Johnson, Hoffman La Roche and Amgen, and generates billions of dollars in sales every year, and is therefore considered a drug with an extremely large market scope. The drug has been administered to millions of patients over the past 20 years, resulting in extensive clinical experience with the drug and safety information about it. As of the date of this report, the Group began preparing for a Phase 2 clinical trial on Multiple Myeloma patients in Israel and in other countries, in accordance with the clinical protocol that was received as part of the Bio Gal deal and that will be updated by the Company ahead of its approval by the FDA and other ministries of health as the case may be. The protocol is based on the information that was collected about the use of recombinant EPO and the expectation that it may prolong the life of Multiple Myeloma patients while significantly improving their quality of life and causing less side effects than currently available treatments.

SAM-101

SAM-101 is a technology developed for treating mental illnesses based on a combination of existing antipsychotics and a recognized medicinal compound (Minocycline). The drug had been developed prior to its acquisition by XTL by MinoGuard, which, to the best of XTL's knowledge, had successfully completed a Phase 2a prospective, randomized, double-blind, placebo-controlled, clinical trial conducted on about 70 schizophrenics in the Shalvata Mental Health Hospital. To the best of the XTL's knowledge, the trial's endpoints were met, demonstrating that SAM-101 improves the positive symptoms of the disease as well as the patients' cognitive state, minimizes the negative symptoms (social parameters and patient cognition) and reduces weight gain side effect among patients. As of the date of this report, XTL intends to conduct clinical trials, develop, register, market, distribute and sell the drugs which are the product of this technology, regardless of the type of disease.

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The Purchaser

Patents

XTL has an exclusive license of the patents and patent applications of the Recombinant EPO and SAM-101 drugs, as detailed in the table below:

	Countries
	in which
	Application		Applicarion			Expiration
Patent Name	Was Filed	Priority Date	No.	Patent No.	Status	Date **
BIOGAL-001 EP (*)	Europe	30.03.1999	99 91 2039.7	1 067 955	Granted	30.03.2019
BIOGAL-001 CA	Canada	30.03.1999	2,366,674	-	Allowed	30.03.2019
BIOGAL-001 IL2	Israel	30.03.1999	138705	138705	Granted	30.03.2019
BIOGAL-001 JP	Japan	30.03.1999	2000-543153	4456271	Granted	30.03.2019
BIOGAL-001 HK	Hong-Kong	30.03.1999	01104635.2	HK1033910	Granted	30.03.2019
BIOGAL-001 US	USA	30.03.1999	09/647,761	6,579,525	Granted	30.03.2019

* Valid in Austria, Belgium, France, Germany, the UK, Ireland, Italy, the Netherlands, Spain, Switzerland and Sweden.

** Subject to meeting all the required annual payments.

	Countries
	in which
	Application					Expiration
Patent Name	Was Filed	Priority Date	Applicarion No.	Patent No.	Status	Date *
	Canada	18.10.2007	2666796	-	Filed	18.10.2027
Combined therapies of	Europe	18.10.2007	07827225.9	-	Examination	18.10.2027
antipsychotic drugs	India	18.10.2007	3100/DELNP/ 2009	-	Filed	18.10.2027
and tetracyclines in	Israel	18.10.2007	198,134	-	Examination	18.10.2027
the treatment of	PCT	29.03.2007	PCT/IL2007/ 000414	-	Expired
psychiatric disorders	1-PCT	18.10.2007	PCT/IL2007/ 001251	-	Expired
	USA	18.10.2007	12/446444	-	Examination	18.10.2027

* Assuming that a patent is registered based on the PCT.

Human Capital

As of the date of this report, the Group has three full-time employees/service providers in the administration and finance departments (two of whom are executives), and three service providers/consultants who provide XTL administrative, medical and financial services (one of whom is an executive).

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The Purchaser

Targets and Business Strategy

The Group intends to develop its drugs by conducting clinical trials, including Phase 2 clinical trials, while creating value for the Group and for the drugs that it owns: the Recombinant EPO drug used to treat patients with Multiple Myeloma and the SAM-101 drug for treating patients with mental disorders, particularly schizophrenia. XTL is planning to examine other technologies for their incorporation in XTL's activities.

Listed below is a table summarizing the Group's strategy expected targets for 2012-2014:

	2012	2013	2014
Obtaining
	approval for	Clinical trial	Clinical trial
Recombinant EPO	clinical trial

	Study and	Obtaining
	clinical trial	approval for	Clinical trial
SAM-101	planning	clinical trial

The Group's management and its regulatory advisors estimate that obtaining an approval for initiating the Recombinant EPO clinical trial is expected to be received by the of the first half of 2013 and continue for a period of two-and-a-half years.2

Licensing Agreement with Bio Gal

It should be noted, that in addition to the aforementioned, the Group is striving to identify, examine and acquire additional technologies including, inter alia, the development of a new indication for drugs that have been approved for marketing for the treatment of relatively rare and currently incurable diseases. In addition, the Group plans on developing collaborations with large pharmaceutical companies to market its drugs and other collaborations to develop its clinical abilities, inter alia, through scientific advisory committee that will be set up, to create collaborations with major research institutions and retain its position in the capital markets.

2 The estimated trial period is a company projection based on the patient enrollment rate in other companies conducting clinical trials on Multiple Myeloma treatments in compliance with FDA standards.

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Section 5

Market Overview

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Market Overview

General

As described above, the Company focuses in research and development of drugs for a variety of diseases, based on the ubiquitin system. Accordingly, trends and events in the drug market have an essential affect on the Company's operation and financial outcomes. Following is an overview of the market in which the Company operates.

U.S Drug Manufacture Market 3

The Pharmaceutical companies generally obtain patents on their products or processes long before their product candidates are ready to go to market. Since it can take up to 12 years for a company to obtain market approval, there is often little, if any, patent protection left on the product at the time of marketing.

To provide pharmaceutical companies with an opportunity to recoup their investment in drug research and development and to incentivize continuing innovation, the Food and Drug Administration (FDA) and the European Medicines Agency (EMEA) has implemented numerous provisions to extend the period during which companies can market their drugs free of generic competition.

These non-patent exclusivity provisions allow pharmaceutical companies to market products without competition from incoming generics, resulting in significant financial benefits for the original drug manufacturer. It is essential that a pharmaceutical company evaluate its exclusivity options and develop its competitive strategy early in the drug development process. In the United States, the FDCA provides several exclusivity opportunities, including:

•	New chemical entity exclusivity;

•	Clinical investigation exclusivity;

•	Orphan drug exclusivity; and

•	Pediatric exclusivity.

Similar forms of non-patent exclusivity are available to pharmaceutical companies marketing drugs in the EU.

3 Source: Exclusivity Strategies in the United States and European Union by Carolyne Hathaway, John Manthei and Cassie Scherer, May /Jun 2009.

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Market Overview

The area of drug research and development4

The area of drug research and development is controlled, around the world, mainly by the large international pharmaceutical companies which are capable of allocating the vast resources usually required to complete all of the stages of development and marketing of drugs. In addition to the international pharmaceutical companies, smaller companies (like the Company) also deal in the research and development of drugs, as do research institutes which, for the most part aspire, as research progresses, to arrive at joint ventures with the international drug companies. Joint ventures might come into being at any stage of development, from the relatively early stage of target detection (as the Company has already done with Teva), through the stage of initial discovery of a potential drug and until the stage of clinical trials and proof of efficacy on patients.

Drug development process

The process of development and approval of drugs is a long and complex process which usually includes the following principal stages, with the transition from some of the stages to the next stage involving compliance with criteria imposed by the supervisory authorities:

A.	Target detection and molecule discovery stage – this stage includes detection and understanding of biological operation mechanisms and chemical structures, and research into such mechanisms, conducting trials to improve the research and adjust it to the specific mechanism detected, as well as trials to detect and optimize a lead molecule. At this stage, in vitro lab tests, non-animal tests mostly in cultures, and initial in vivo tests, the purpose of which is to show whether there is any potential that the discovery might become a drug.

B.	The para-clinical stage – in this stage, tests are done on animals in order to show the efficacy of the drug developed on models that simulate the disease for which the drug is being developed. The para-clinical stage also includes experiments under stringent conditions, in order to test whether the drug has toxic side effects, and to discover the characteristics of it in activity on animals. The purpose of this stage is to prove efficacy and safety before submitting an application to commence clinical trials on humans to competent authorities (the Ministry of Health in Israel, the FDA in the USA, and the EMEA in Europe).

4 Source: the Company's financial reports

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Market Overview

Drug development process

C.	The clinical trial stage-

1.	Phase I – This is the first clinical stage of development of the drug, in which an initial test on humans is conducted (following receipt of the appropriate consents) the purpose of which is to assess the safety of the drug and the maximum dose that can safely be given to patients. In this stage, additional tests are also sometimes conducted, such as dissipation of the drug into the blood, and the time it remains there, measurements that enable the biological availability of the drug to be tested, etc. Usually, tests in this phase are done on healthy people, but there are some cases in which the tests are done on people with illnesses.

2.	Phase II – in this phase, initial tests of drug efficacy are performed on people with illnesses. At attempt is also made at this stage to set the optimal dosage of the drug to treat patients, and the optimal method for introducing the drug into the body. At the same time, the safety of the drug continues to be tested in this stage.

3.	Phase III – during this phase, the number of test patients is larger (hundreds, and at times, thousands), in a large number of medical centers. The purpose of this stage is to prove the efficacy and safety of the drug in a large number of patients so that in this phase, it is possible to simulate the way in which the drug will be used by doctors in practice better than in the previous phases. Following successful completion of this stage, applications can be submitted to the health authorities to obtain authorization to market the drug.

The performance of clinical trials in any of the above phases requires the consent of the regulatory authorities in the countries where the clinical trials are being conducted. Only successful results in preliminary phases will enable progress on to more advanced stages, as set out above.

The development process set out above can take many years and requires large financial investments to complete. Note that despite the fact that many companies are working to develop drugs and are in various stages of the process of obtaining the regulatory approvals, only a small number of new drugs reaches the stage of final approval for marketing (i.e., completion of Phase III), usually after investment of tens or hundreds of millions of dollars in development, and after a lengthy development period.

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Section 6

Methodology

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Methodology

General

According to IAS 28, an entity is required to identify the identifiable assets and liabilities of an Associate entity, at the acquisition date (the date on which it obtains significant influence).

The goodwill figure was derived by applying the "Residual Approach". Under this approach, the Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill.

According to IFRS 3R, An entity shall account for each business combination by applying the acquisition method.

Applying the acquisition method requires:

a)	Identifying the acquirer;

b)	Determining the acquisition date;

c)	Recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and

d)	Recognising and measuring goodwill or a gain from a bargain purchase.

Definitions

The following terms are used in IAS 28 with the meanings specified:

An associate- an entity over which the investor has significant influence.

The equity method- is a method of accounting whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Significant influence- is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies.

Significant influence

If an investor holds, directly or indirectly (eg through subsidiaries), 20 percent or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. A substantial or majority ownership by another investor does not necessarily preclude an investor from having significant influence.

The existence of significant influence by an investor is usually evidenced in one or more of the following ways:

(a) representation on the board of directors or equivalent governing body of the investee;

(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;

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Methodology

Significant influence

(c) material transactions between the investor and the investee;

(d) interchange of managerial personnel; or

(e) provision of essential technical information.

An existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by other entities, are considered when assessing whether an entity has significant influence. An entity loses significant influence over an investee when it loses the power to participate in the financial and operating policy decisions of that investee. The loss of significant influence can occur with or without a change in absolute or relative ownership levels.

Equity method

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognised at cost and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognised in the investor’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s other comprehensive income. Such changes include those arising from the revaluation of property, plant and equipment and from foreign exchange translation differences

An entity with joint control of, or significant influence over, an investee shall account for its investment in an associate or a joint venture using the equity method.

Determining the Acquisition Date

The acquirer shall identify the acquisition date, which is the date on which it obtains significant influence.

The date on which the acquirer obtains significant influence of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree - the closing date.

Recognising and Measuring the Identifiable Assets Acquired and the Liabilities Assumed

As of the acquisition date, the acquirer shall recognise its part in the associate's identifiable assets and liabilities.

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Methodology

Measurement Principle

The acquirer shall measure the associate's identifiable assets and liabilities at their acquisition-date fair values.

Recognising and Measuring Goodwill or A Gain From A Bargain Purchase

An investment is accounted for using the equity method from the date on which it becomes an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows:

a)	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment. Amortization of that goodwill is not permitted.

b)	Any excess of the entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired.

Contingent liabilities

The requirements in IAS 37 do not apply in determining which contingent liabilities to recognise as of the acquisition date. Instead, the acquirer shall recognise as of the acquisition date a contingent liability assumed in a business combination if it is a present obligation that arises from past events and its fair value can be measured reliably. Therefore, contrary to IAS 37, the acquirer recognises a contingent liability assumed in a business combination at the acquisition date even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Approaches to Valuation

The generally accepted approaches to valuate an asset's fair value, are commonly referred to as the following:

1.	Market approach;

2.	Income approach;

3.	Asset-based approach.

Within each category, a variety of methodologies exist to assist in the estimation of fair value. The following sections contain a brief overview of the theoretical basis of each approach, as well as a discussion of the specific methodologies relevant to the analyses performed.

Market Approach

The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done at arm’s length.

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Methodology

Approaches to Valuation

In using transactions from similar enterprises, there are two primary methods. The first often referred to as the Guideline Transactions.

Method, involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

Income Approach

The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to investors in the security or asset. A commonly used methodology under the income approach is a discounted cash flow analysis.

A discounted cash flow analysis involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued.

Asset-Based Approach

A third approach to the valuation is the asset-based approach. The discrete valuation of an asset using an asset-based approach is based upon the concept of replacement as an indicator of value. A prudent investor would pay no more for an asset than the amount for which he or she could replace the asset new. The asset-based approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable. This approach generally provides the most reliable indication of the value of land improvements, special-purpose buildings, special structures, systems, and special machinery and equipment. The asset based approach had used in this study.

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Methodology

Valuation of intangible assets

The valuation of the intangible assets of acquired companies is particularly important since the most valuable assets of this type of company generally are not recorded on the balance sheet before acquisition. Intangibles that may exist in this type of companies include: (a) base (or core), developed, and in-process technologies; (b) customer- related intangibles (such as a distribution network or a customer base); (c) trademark(s), trade name(s), and related intellectual property; and (d) covenants not-to-compete.

Listed below are potential intangible assets that we examined and which did not satisfy the material or accounting criteria for recognition:

1.	Customer list - Customer list is usually recognized as an intangible asset due to the criteria for separate recognition. As mentioned before, as of the valuation date, Proteologics is in a very early stage of its development process, and has not yet initiated its clinical trials, in each one of its programs. At those stages, the uncertainty in completion the development process and initiating the commercial production is very high and the completion of the drugs development may take many years, if any. Therefore, we assumed that the asset fair value is immaterial.

2.	In-process technology- In-process technology is usually recognized as an intangible asset due to the criteria for separate recognition. As mentioned before, as of the valuation date, Proteologics is in a very early stage of its development process, and has not yet initiated its clinical trials, in each one of its programs. At those stages, the uncertainty in completion the development process and initiating the commercial production is very high and the completion of the drugs development may take many years, if any. Therefore, we assumed that the asset fair value is immaterial.

3.	Trade name- trade name is usually recognized as an intangible asset due to the criteria for separate recognition. As mentioned before, as of the valuation date, Proteologics is in a very early stage of its development process, and has not yet initiated its clinical trials, in each one of its programs. At those stages, the uncertainty in completion the development process and initiating the commercial production is very high and the completion of the drugs development may take many years, if any. Therefore, we assumed that the asset fair value is immaterial.

As a result of our review, no intangible asset categories were identified for analysis.

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Section 7

Results

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Results

Results

According to the assumptions detailed in this report, we have arrived at the conclusion that as of the valuation date some of the acquired assets and liabilities needed to be revaluated in order to reflect the market value.

The following table provides details regarding these assets (thousands NIS):

					31.35%
NIS Thousands	Note	Book Value	Fair value	Difference	Fair value
Cash and cash equivalent		10,373	10,373	-	3,252
Restricted deposits	1	333	333	-	105
Financial assets- fair value trough profit&loss	2	24,566	24,566	-	7,702
Other receivables	3	567	567	-	178

Fixed assets	4	2,023	2,023	-	634
Intangible assets	5	185	185	-	58

Trade payables	6	(462)	(462)	-	(145)
Other payables	7	(2,005)	(2,005)	-	(629)
Deferred income	8	(2,851)	(2,382)	(470)	(747)
Employees Benefits Liability		(218)	(218)	-	(68)
Liabilitiy for chief scientists	9	-	(443)	443	(139)
Liabilitiy for share-based payment	10	-	(1,754)	1,754	(550)
Liabilitiy for trade options	11	-	(1,169)	1,169	(366)

Net Assets		32,511	29,614	2,897	9,284

Goodwill	12		(8,901)		(2,790)

Consideration	13		20,713		6,494

Notes

The balance sheet data, as of the Valuation Date, is based on the Company's unaudited financial data.

1.	Restricted deposits- According to the Company's management, the restricted deposits, as of the Valuation Date, is attributed to the Company's offices lease contract, as required by the lessor. The restricted deposits do not bear interest. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

2.	Financial assets- According to the Management, the financial assets, as of the Valuation Date, are attributed to the Company's investment in Israeli governmental bonds. The Company classifies the investment as a financial asset in fair value through profit and loss, and the asset fair value is based on market prices of the bonds. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

3.	Other Receivables - According to the Company, the other receivables, as of the Valuation Date, is attributed to short-term operating and non- operating amounts, which are received by the customers and others during the current business and expected to be charged during the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

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Results

Notes

4.	Fixed Assets – the Company's fixed assets are mainly attributed to lab equipment. According to the Company's management, there is no difference between the book value, as presented in the financial report, and the fair value of the fixed assets. Therefore, no adjustments have been made.

5.	Intangible Assets – The Company's intangible assets are mainly attributed to software. According to the Company's management, there is no difference between the book value, as presented in the financial report, and the fair value of the intangible assets. Therefore, no adjustments have been made.

6.	Trade Payables - According to the Company, the trade payable, as of the Valuation Date, is attributed to short-term operating amounts which are paid during the current business, at the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments have been made.

7.	Other Payables - According to the Company, the other payable, as of the Valuation Date, is attributed to short-term operating and non-operating amounts, which are paid during the current business, during the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments had been made.

8.	Deferred income – The deferred income balance is attributed to the collaboration and license agreement with GlaxoSmithKline, LLC (hereinafter: GSK), as of February 17, 2010. According to the agreement, in order to finance the Company’s research and development, GSK will pay the Company a total amount of $5.4 million, in quarterly installments for three years, with an option to extend the research collaboration term for an additional year for an amount of up to $1.7 million (for more details please see section 2: Company Overview).

The aforementioned income, as expenses, is recognized by reference to the stage of completion of the research activity, and the remaining balance is recognized as deferred income. We analyzed the actual economic liability and found it less than the deferred income balance as presented in the financial reports. Therefore we re-calculated the value of the deferred income and adjustments had been made (See Appendix A).

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Results

Notes

9.	Liability for Chief Scientist- the Company is obliged to pay royalties to the Israeli government. The royalty calculation is based on the revenues from the product, in which its development the Israeli government participated. The Company does not consider the income from GSK contract as an income from products that were financed by the Chief Scientist. Therefore, the company did not make a provision in its financial statements, with respect to a liability to the Chief Scientist, due to the payments received from GSK under the contract. In June 2011, the Chief Scientist's office had requested the Company to pay royalties due to the Company's income from GSK. The company rejected the Chief Scientist position and the Parties had additional correspondence and negotiations regarding this matter during 2011 and the first half of 2012. The parties also agreed to suspend all mutual actions in this matter (without time limitation) to allow an amicable solution to be achieved. As of the valuation date, the Company is unable to evaluate the possible effects, of this matter, if any, on its financial statements.

Since the Company is unable to evaluate the possible effects of the Chief Scientists' requirements on its financial statements, and based on IAS 37 (see section 6 methodology- Contingent liabilities), the Company assumes that more likely than not that it will not be required to pay royalties to the Chief Scientist. With regards to the valuation, the probability that the Company will pay royalties to the Chief Scientist, was set at 40% (See sensitivity analysis in Appendix B).The royalty rate was set at 3.5% out of the Company's income from GSK, which is in the middle of the range requested by the Chief Scientist office. Therefore we re-calculated the value of the Liability for Chief Scientist and adjustments had been made (See Appendix B).

10.	Liability for share-based payment - during the years 1999-2011 the Company granted or the parent company options to its employees, management and consultants. As of the valuation date, there are approximately 2.5 million outstanding options in the Company's equity. According to IAS 28 and IFRS 3R, When potential voting rights or other derivatives containing potential voting rights exist, an entity’s interest in an associate or a joint venture is determined solely on the basis of existing ownership interests and does not reflect the possible exercise or conversion of potential voting rights and other derivative instruments. The acquirees may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquirees share-based payment transactions are not part of the acquiree purchased equity and are measured at their market-based measure.

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Results

Notes

The market-based measure of unvested share-based payment transactions is calculated on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance allocated to post-combination service. Therefore we evaluated the Liability for share-based payment on its fair value, and adjustments have been made (See Appendix C).

11.	Liability for trade option- approximately 4.3 million Proteologics' options are listed for trade in TASE. According to IAS 28 and IFRS 3R, as mentioned above, those derivative instruments are not part of the acquiree purchased equity and are measured at their market-based measure. Therefore we evaluated the fair value of the Liability for trade option, based on its actual market prices, as of the valuation date. As a result, adjustments have been made.

12.	The goodwill value is the difference between the purchase price and the fair value of the tangible and intangible assets.

13.	The purchase price received by XTL's management and includes the cash and cash equivalents which were paid by XTL.

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Section 8

Appendix

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56

Appendix A

Deferred Income

The following table presents the deferred income fair value calculation, as of the Valuation Date ( thousands NIS);

NIS Thousands	21/11/2012
Income attributed to the project	1,664
Forcasted expenses	4,046
Deferred Income	(2,382)

Source: BDO analysis.

Appendix B

Liability for chief scientist

The following table presents the liability for chief scientist fair value calculation, as of the Valuation Date ( thousands NIS);

NIS Thousands	2010	2011	1-11/2012	12/2012-2013
Revenues from reaserch and developments services	4,563,757	9,927,354	12,653,394	4,515,646
probability	40%	40%	40%	40%
Royalty rate	3.5%	3.5%	3.5%	3.5%
Royalties for chief scientists	63,893	138,983	177,148	63,219

Total liabilitiy for chief scientists	443,242

source: BDO analysis

The following table presents a sensitivity analysis to the goodwill value according to changes in the probability that the Company will pay royalties to the Chief Scientist:

Probability	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%
	(2,929)	(2,895)	(2,860)	(2,825)	(2,790)	(2,756)	(2,721)	(2,686)	(2,651)	(2,617)	(2,582)

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Appendix C

Liability for share-based payment

General

As mentioned previously, according to the IFRS, the Company's share based-payment is not part of the acquirer interests in the Company. Therefore we recognized, in the Company's balance sheet, a liability for share-based payment on its fair value.

During the years 1999-2011 the Company granted options to its employees, management and consultants. As of the valuation date, there are approximately 2.5 million outstanding options in the Company's equity.

Main Assumptions

The assumptions and data used for this valuation are detailed in the following paragraphs.

Risk Free Rates

The exercise price is in NIS.

Therefore, the annual risk free rates are the appropriate yield rates of non index-linked Israeli government bonds for the expected term. The risk free rate for the granted options ranges from 1.8% to 4.29%.

The annual risk free rates for 1-10 years, are presented in the following table:

Year	RF
1	1.84%
2	2.03%
3	2.31%
4	2.63%
5	2.96%
6	3.28%
7	3.57%
8	3.83%
9	4.07%
10	4.29%

Volatility

Due to the fact that Proctologics is listed in the Tel-Aviv Stock Exchange checklist, we calculated the volatility, based on historical share prices for 1-3 years, according to the Company's historical available information. The volatility for 4-10 years was calculated, based on comparable companies5 on historical share prices

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Appendix C

Liability for share-based payment

The following table, presents the expected volatility for 1-10 years:

Years	Volatility
1	81.1%
2	78.8%
3	77.1%
4	99.9%
5	97.3%
6	90.0%
7	86.2%
8	83.6%
9	82.7%
10	81.8%

Share Price

The share price is equal to Proteologics stock price as of the valuation date, and is 1.149 NIS.

Dividend Yield

Since the exercise price of the options is adjusted to dividends, an annual dividend yield of 0% was implemented.

Plan properties

The properties of the granted options are presented in the following table:

			Exercise	Contractual
Grant No.	Date	Share price	Price	term
1	22/12/2004	1.15	0.86	2.08
2	12/07/2005	1.15	0.86	2.64
3	11/09/2005	1.15	0.86	2.80
4	05/03/2006	1.15	0.86	3.28
5	01/01/2007	1.15	0.86	4.11
6	04/01/2009	1.15	0.86	6.12
7	09/01/2011	1.15	3.38	8.13
8	07/04/2011	1.15	3.79	8.37
9	24/07/2011	1.15	2.95	8.67

5 XTL, IceCure Medical, FlowSense Medical, Protalix Biotherapeutics, ETView Medical, Can-Fite BioPharma, Biondvax, Colplant, Kamada

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Appendix C

Results

The following table presents the valuation of the fully vested options:

	Commencement	Number
#	Date	outstanding	Exercise price NIS	Expiration Date	Contractual Term	Risk-free rate	d1	d2	Value of option	Total value
1	22/12/2004	12,800	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	7,704
2	22/12/2004	12,797	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	7,702
3	22/12/2004	12,791	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	7,698
4	22/12/2004	5,120	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	3,081
5	22/12/2004	5,120	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	3,081
6	22/12/2004	76,836	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	46,244
7	22/12/2004	51,236	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	30,836
8	22/12/2004	51,236	0.86	22/12/2014	2.08	2.03%	0.86	-0.28	0.60	30,836
9	12/07/2005	7,676	0.86	12/07/2015	2.64	2.31%	0.90	-0.38	0.65	5,002
10	12/07/2005	20,381	0.86	12/07/2015	2.64	2.31%	0.91	-0.37	0.65	13,280
11	12/07/2005	6,293	0.86	12/07/2015	2.64	2.31%	0.91	-0.37	0.65	4,101
12	13/07/2005	6,293	0.86	13/07/2015	2.64	2.31%	0.90	-0.35	0.64	4,049
13	11/09/2005	20,381	0.86	11/09/2015	2.80	2.31%	0.92	-0.37	0.66	13,374
14	05/03/2006	29,972	0.86	04/03/2016	3.28	2.31%	0.96	-0.44	0.69	20,697
15	05/03/2006	29,972	0.86	04/03/2016	3.28	2.31%	0.96	-0.44	0.69	20,697
16	01/01/2007	7,584	0.86	31/12/2016	4.11	2.63%	1.56	-0.46	0.83	6,307
17	04/01/2009	58,908	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	53,784
19	04/01/2009	58,804	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	53,689
20	04/01/2009	58,896	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	53,773
21	04/01/2009	58,908	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	53,784
22	04/01/2009	21,177	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	19,335
23	04/01/2009	17,532	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	16,007
24	04/01/2009	33,981	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	31,025
25	04/01/2009	289,837	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	264,626
26	04/01/2009	56,633	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	51,707
27	04/01/2009	45,026	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	41,109
28	04/01/2009	26,280	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	23,994
29	04/01/2009	79,025	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	72,151
30	04/01/2009	2,682	0.86	04/01/2019	6.12	3.28%	1.33	-0.89	0.91	25,274
Total		1,189,177								984,947

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60

Appendix C

Results

The following table presents the vesting schedule of the non fully vested options which were granted in April 2011:

	Number	25.00%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%
#	outstanding	07/03/2012	07/06/2012	07/09/2012	07/12/2012	07/03/2013	07/06/2013	07/09/2013	07/12/2013	07/03/2014	07/06/2014	07/09/2014	07/12/2014	07/03/2015

1	87,334	21,834	5,458	5,458	5,458	5,458	5,458	5,458	5,458	5,458	5,458	5,458	5,458	5,458
2	39,728	9,932	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483
3	39,728	9,932	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483
4	39,728	9,932	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483	2,483
5	2,950	738	184	184	184	184	184	184	184	184	184	184	184	184
6	35,705	8,926	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232
7	35,705	8,926	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232
8	35,705	8,926	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232
9	35,705	8,926	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232
10	35,705	8,926	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232
11	35,705	8,926	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232
12	1,292	323	81	81	81	81	81	81	81	81	81	81	81	81
13	12,729	3,182	796	796	796	796	796	796	796	796	796	796	796	796
14	1,292	323	81	81	81	81	81	81	81	81	81	81	81	81
15	17,853	4,463	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116
16	17,853	4,463	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116
17	17,853	4,463	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116
18	17,853	4,463	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116	1,116
19	4,761	1,190	298	298	298	298	298	298	298	298	298	298	298	298
Total	515,184	128,796	32,199	32,199	32,199	32,199	32,199	32,199	32,199	32,199	32,199	32,199	32,199	32,199

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Appendix C

Results

The following table presents the valuation of the vested portion relative part of the non fully vested options which were granted in April 2011:

										total
Exercise	Contractual					Fair value			years from	vesting		Total Esop
price	RF	Term	Volatility	d1	d2	per option	Quantity	Fair value	granting	period	ratio	Value
3.79	3.8%	8	84%	0.85	-1.57	0.76	128,796	98,051	1.63	0.92	1.00	98,051
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	1.17	1.00	24,513
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	1.42	1.00	24,513
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	1.67	0.97	23,870
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	1.92	0.85	20,801
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	2.17	0.75	18,385
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	2.42	0.67	16,471
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	2.67	0.61	14,934
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	2.92	0.56	13,672
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	3.17	0.51	12,585
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	3.42	0.48	11,658
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	3.67	0.44	10,866
3.79	3.8%	8	84%	0.85	-1.57	0.76	32,199	24,513	1.63	3.92	0.42	10,182
Total ESOP Value												300,499

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Appendix C

Results

The following table presents the vesting schedule of the non fully vested options which were granted in January 2011:

	Number	25.00%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%
#	outstanding	09/01/2012	09/04/2012	09/07/2012	09/10/2012	09/01/2013	09/04/2013	09/07/2013	09/10/2013	09/01/2014	09/04/2014	09/07/2014	09/10/2014	09/01/2015

20	441,930	110,483	27,621	27,621	27,621	27,621	27,621	27,621	27,621	27,621	27,621	27,621	27,621	27,621

The following table presents the valuation of the vested portion relative part of the non fully vested options which were granted in January 2011:

						Fair			years	total		Total
Exercise	Contractual					value per			from	vesting		Esop
price	RF	Term	Volatility	d1	d2	option	Quantity	Fair value	granting	period	ratio	Value
3.38	3.8%	8	84%	0.87	-1.51	0.77	110,483	84,749	1.87	1.00	1.00	84,749
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	1.25	1.00	21,187
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	1.50	1.00	21,187
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	1.75	1.00	21,187
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	2.00	0.93	19,767
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	2.25	0.83	17,600
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	2.50	0.75	15,844
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	2.75	0.68	14,392
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	3.00	0.62	13,184
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	3.25	0.58	12,184
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	3.50	0.53	11,315
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	3.75	0.50	10,555
3.38	3.8%	8	84%	0.87	-1.51	0.77	27,621	21,187	1.87	4.00	0.47	9,890
Total ESOP Value												273,041

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Appendix C

Results

The following table presents the vesting schedule of the non fully vested options which were granted in July 2011:

	Number	25.00%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%
#	outstanding	24/07/2012	24/10/2012	24/01/2013	24/04/2013	24/07/2013	24/10/2013	24/01/2014	24/04/2014	24/07/2014	24/10/2014	24/01/2015	24/04/2015	24/07/2015
21	238,034	59,509	14,877	14,877	14,877	14,877	14,877	14,877	14,877	14,877	14,877	14,877	14,877	14,877

The following table presents the valuation of the vested portion relative part of the non fully vested options which were granted in July 2011:

									years	total
Exercise	Contractual					Fair value			from	vesting		Total Esop
price	RF	Term	Volatility	d1	d2	per option	Quantity	Fair value	granting	period	ratio	Value
2.95	4.07%	9	83%	0.98	-1.46	0.81	59,509	48,220	1.33	1.00	1.00	48,220
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	1.25	1.00	12,055
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	1.51	0.88	10,652
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	1.75	0.76	9,154
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	2.00	0.66	8,015
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	2.25	0.59	7,119
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	2.51	0.53	6,403
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	2.75	0.48	5,830
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	3.00	0.44	5,346
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	3.25	0.41	4,932
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	3.50	0.38	4,577
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	3.75	0.35	4,276
2.95	4.07%	9	83%	0.98	-1.46	0.81	14,877	12,055	1.33	4.00	0.33	4,010
Total ESOP Value												130,587

Section 8: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

64

Appendix C

Results

The following table presents the vesting schedule of the non fully vested options which were granted to consultants in April 2011:

	Number	25.00%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%
#	outstanding	07/03/2012	07/06/2012	07/09/2012	07/12/2012	07/03/2013	07/06/2013	07/09/2013	07/12/2013	07/03/2014	07/06/2014	07/09/2014	07/12/2014	07/03/2015
22	56,062	14,015	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504
23	56,062	14,016	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504	3,504
Total	112,124	28,031	7,008	7,008	7,008	7,008	7,008	7,008	7,008	7,008	7,008	7,008	7,008	7,008

The following table presents the valuation of the vested portion relative part of the non fully vested options which were granted to consultants in April 2011:

										total
Exercise	Contractual					Fair value			years from	vesting		Total Esop
price	RF	Term	Volatility	d1	d2	per option	Quantity	Fair value	granting	period	ratio	Value
3.79	3.8%	8	84%	0.85	-1.57	0.76	28,031	21,340	1.63	0.92	1.00	21,340
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	1.17	1.00	5,335
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	1.42	1.00	5,335
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	1.67	0.97	5,195
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	1.92	0.85	4,527
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	2.17	0.75	4,001
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	2.42	0.67	3,585
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	2.67	0.61	3,250
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	2.92	0.56	2,976
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	3.17	0.51	2,739
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	3.42	0.48	2,537
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	3.67	0.44	2,365
3.79	3.8%	8	84%	0.85	-1.57	0.76	7,008	5,335	1.63	3.92	0.42	2,216
Total ESOP Value												65,400

Section 8: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

65

Appendix C

Results

The following table summarizes the share-based payment fair value, as of the valuation date (thousands $):

NIS Thousands	21/11/2012
Fair value of non fully vested options	985
Fair value of fully vested options	770
ESOP Fair Value	1,754

Section 8: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - Proteologics

66

Strictly private and confidential

XTL Biopharmaceuticals Ltd.

Impairment Study - December 31, 2012

March, 2013

BDO Ziv Haft Amot Bituach House Building B, 48 Menachem Begin Road, Tel Aviv 66180 Israel

Dear Madams/Sirs,

We were requested by XTL Biopharmaceuticals Ltd. (Hereinafter: “XTL” or the "Company"), to perform an Impairment Examination Study (Hereinafter: “the Study”) of its Intangible Asset (Hereinafter: the “Intangible Asset” or the "IP") as of December 31, 2012 (Hereinafter: the "Valuation Date") under the requirements of Statement of International Accounting standards 38 (IAS 38) and Statement of International Accounting standards 36 (IAS 36). To the best of our knowledge there is no prevention, legal or other, to perform the Study enclosed herein.

The Study was prepared for XTL and its management (Hereinafter: the "Management") for the purpose of reporting its financial statements as of December 31, 2012, and may be provided to their external auditors. Unless required by applicable law (for instance, reference to a performance of an impairment test and its implications in the financial statements), it is not to be used or quoted in a prospectus and/or any other document without receiving our prior written consent.

The principal sources of information used in performing our Study include:

•	The Company's audited financial statements for the fiscal years ended, 2010 and 2011;
•	The Company's unaudited financial statements for the period ended September 30, 2012;
•	The Company's budget for 2013;
•	The Company's Phase II budget, which was approved by the board of directors;
•	Discussions with Management;
•	Additional data, which was delivered to us by Management; and
•	Publicly available information (articles, websites).

In forming our opinion we have relied on sources, which appeared to us as reliable, and nothing came to our attention, which is likely to indicate the lack of reasonability of the data we used. We did not examine the data in an independent manner and, therefore, our work does not constitute verification of the correctness, completeness or accuracy of the data.

We preformed number of analysis of the data that we had received from the company, as described below:

•	An analysis of the Company's potential revenues from the Intangible Asset;
•	An analysis of the predicted expenses of the Company due to its Intangible Asset;

This report summarizes the findings of our Study. The accompanying report provides a detailed explanation of our analysis.

The valuation of companies and businesses is not a precise science and the conclusions arrived at in many cases will of necessity be subjective and dependent on the exercise of individual judgment. There is therefore no indisputable single value and we normally express our opinion on the value as falling within a likely range. However, as purpose requires the expression of a single value, we have adopted a value at the mid-point of our valuation range. Whilst we consider our value/range of values to be both reasonable and defensible based on the information available to us, others may place a different value on the business.

i

It is emphasized that we do not have any personal interest in the Company and our fee is not conditioned on the results of the opinion.

According to the assumptions detailed in this report, we have arrived to the conclusion that the Recoverable amount of the Intangible Asset is greater than its carrying amount, as of valuation date. Therefore, the Intangible Asset is not deemed to be impaired.

Details regarding the valuation specialist

BDO Consulting and Management Ltd. were founded by the partners of BDO Certified Public Accountants.

BDO Consulting and Management is part of the international BDO network, provides a full range of business services required for national and international businesses in any sector. Our company has vast experience in the following fields: business valuations, financial and tax due diligence, goodwill and intangible assets valuations, financial analyses, business plans, project finance PFI/PPP advisory, M&A, investment banking and more.

ii

Contents

Company Overview	4

Market Overview	11

Financial Data	20

Methodology	22

Estimating an Impairment Loss of Intangible Asset	29

Determining an Impairment Loss	50

Contents: Company Overview XTL Biopharmaceuticals Ltd.

3

Section 1

Company Overview

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

4

Company Overview1

General

XTL was incorporated in Israel on March 9, 1993 as a private company in accordance with the Israeli Companies Law 1999 (Hereinafter: the "Companies Law"), under the name Xenograft Technologies Ltd. On July 3, 1995, the Company changed its name to its current name, with its defined objectives being the practice of any legal activity. As of today, the Company is engaged in the development, acquisition, sale,, sub-licensing and business ventures within the medical realm and in therapeutics for the treatment of unmet medical needs as well as improvement of existing medical treatment.

In September 2000, the Company's shares were listed on the main stock exchange of London and the Company raised approximately $ 50.9 million in a public offering. In August 2004, the Company raised $ 17.8 million in another offering in the London Stock Exchange. Between that date and October 2007, the Company's shares were listed on the main stock exchange in London. In October 2007, the Company was de-listed from the main stock exchange in London and its shares were no longer traded there.

In July 2005, the Company performed a dual listing of its shares on the Tel-Aviv Stock Exchange Ltd. (Hereinafter: "TASE"). Since that date and to the date of this report, the Company shares are listed on the TASE. Accordingly, since its listing date on the TASE and until July 2009, the Company reported in compliance with the provisions of the foreign law (by virtue of Chapter E3 of the Law).

On September 1, 2005, the Company filed with the Securities & Exchange Commission in the United States (Hereinafter: the "SEC") an application to list the Company's American Depositary Receipts (Hereinafter: "ADR") on Nasdaq under the list known as Nasdaq Global Market. From that up until April 17, 2009, the Company's ADRs were traded on Nasdaq.

In 2005, the Company acquired from VivoQuest Inc. (Hereinafter: "VivoQuest"), the exclusive worldwide and perpetual rights to VivoQuest's intangible assets, covering a compound library including certain compounds (Hereinafter: "DOS") for the treatment of hepatitis C and other assets. In the course of 2008, the Company out-licensed the use of the DOS technology to Presidio Pharmaceuticals Inc.

In July 2009, the Company's shares were de-listed from Nasdaq due to a claim of the Nasdaq Audit Committee that the Company had failed to comply with some of the listing criteria. Shortly after, the Company's ADR began being quoted over the counter (OTC) on the Pink Sheets, and accordingly, from this date on, the Company reports in accordance with Chapter F of the Securities Law and simultaneously reports in compliance with the obligation to report in accordance with the U.S. Securities Exchange Act of 1934 regarding a foreign private issuer whose securities are held by the public. Since the de-listing of the company's ADR from Nasdaq, the Company is no longer subject to Nasdaq.

1 XTL Biopharmaceuticals Ltd.'s annual report for 2011, for the period ended September 30, 2012 and the company's reports which were published in the Tel-Aviv stock exchange's website on November 30, 2012.

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

5

Company Overview

General

The Company holds 100% of the issued and paid-up share capital of the U.S company XTL Biopharmaceuticals Inc. (Hereinafter: "XTL Inc."), which was founded in 1999 in accordance with the laws of the state of Delaware in the United States as well as 100% of XTEPO Ltd. (Hereinafter: "XTEPO"), which was founded in Israel in November 2009 as a part of the Bio Gal transaction.

Until the beginning of 2008, the Company was involved in the development of drugs primarily used to treat Hepatitis C and B. At the end of 2007, the Company ceased the research and development plans of these drugs (with the exception of development of DOS technology) and an agreement was signed with Yeda Research and Development Ltd. (the technology-transfer entity of the Weizmann Institute of Science) (Hereinafter: "Yeda") to revert all the rights to the Company's original technologies.

XTL Inc. was involved in the development of activities and business pertaining pharmaceutical development. XTL Inc. has a fully owned company, XTL Development Inc.. (Hereinafter: "XTL Development"), which was founded in 2007 in accordance with the laws of the State of Delaware in the US, and is involved in business development, pharmaceutical development primarily in clinical trial management of Bicifadine, a drug for diabetic neuropathic pain. As of the date of this report, XTL Inc. and XTL Development have no business activity.

In 2007, the Company signed an agreement with DOV Pharmaceutical Inc. (Hereinafter: "DOV") to obtain an international license for the Bicifadine.

On November 18, 2008, the Company announced that phase 2b of the trial that was conducted on Bicifadine for treating diabetic neuropathic pain did not meet the clinical endpoints that had been established in advance and as such, the trial had failed. As a result of the failure to meet the clinical endpoints of the said trial, the Company halted the development of Bicifadine for treating diabetic neuropathic pain, terminated the employment of most of its employees and stopped all maintenance of patents related to Bicifadine in coordination with DOV.

In addition, in December 2008, the Company underwent reorganization in order to develop the Company's business (Hereinafter: the "Plan"). The plan included, inter alia, the layoff of most Company employees (who were employed in the Bicifadine development project), investment activities, cooperation and acquisition of holdings particularly in companies involved in applicable life science research and in pharmaceutical research and development (biotechnology and pharmaceuticals).

On March 8, 2010, XTL Development ended the formal contractual arrangement with DOV with regards to Bicifadine, in which all intellectual property rights to Bicifadine were reverted to DOV.

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

6

Company Overview

General

On March 19, 2009, the Company entered an asset purchase agreement with Bio Gal Ltd. (Hereinafter: "Bio Gal") to purchase assets, rights to the patent to use Recombinant Erythropoietin to extend the lives of terminal Multiple Myeloma patients as well as improve the quality of their lives. The parties signed several extensions for the completion date of the transaction, with the last one being valid until August 31, 2010, in order to enable completion of the transaction.

On December 31, 2009, the Company's board of directors approved the Company's asset purchase agreement to acquire 100% of the shares of XTEPO, a private Israeli Company founded by the shareholders of the Bio Gal in order to carry out the aforementioned transaction, which will receive a license for exclusive use of a patent on the Recombinant EPO drug from Bio Gal, while simultaneously investing in XTEPO $1.5 million from private investors (based on exercise of the options they were given).

In order to execute said acquisition, the Company issued approximately 133 million ordinary shares to XTEPO shareholders against 100% of their holdings in XTEPO and by issuing the Company's ordinary shares at an exceptional private offering in accordance with the Securities Regulations (Private Offering of Securities in a Listed Company) to XTEPO shareholders (Hereinafter: "Exchange of Shares Agreement") that was approved by an extraordinary shareholders meeting on 2 March 2010 so that upon completion of said Exchange of Share Agreement, XTEPO shareholders held (along with their holdings of Company share on the eve prior to the exchange of shares) approximately 70.64% of the issued and paid-up share capital of the Company and the balance, of 29.36%, were held by Company shareholders on the eve of implementation of the Exchange of Shares Agreement.

On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. (Hereinafter: "MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sells and milestone payments throughout the clinical development process, without making any other payments in cash.

On November 30, 2011, the Company signed on the exclusive license with MinoGuard, according to which the Company will develop and commercialize the technology to treat patients who suffer from mental illnesses focusing on the schizophrenia illness. According to the terms of the agreement, the Company will perform clinical trials, develop, sign, market and sell the technology out coming drugs with no restriction on specific illness (Hereinafter: the "License").

On May 29, 2011, the Company announced that it was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer (which is in the planning and preparation towards Phase II clinical trial). The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credit on research and development expenses and waiver FDA filing fees.

On August 29, 2011, the Company decided to perform a research, which includes preliminary data collection concerning the appearance of specific protein in the blood of a group of patients with multiple myeloma illness. This study will assist focusing the Company's Phase II clinical trials protocol of the Recombinant EPO drug (Hereinafter the "Research").

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

7

Company Overview

General

In 2012 the Company has expanded the clinical tests performed on the Recombinant EPO drug. The Company expanded the sample of patients participating in these tests, by extending of the basis of data from three to four medical centers. As of December 31, 2012, the research has ended and the data is almost completely processed.

According to the Company's management and its advisors, the statutory approval to start phase II clinical trial is predicted to be accepted at the second half of 2013.

Holdings Structure

The following chart presents the structure of the Company's holdings as of December 31, 2012:

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

8

Company Overview

Field of Activity

Given the completion of the exchange of shares agreement the Company (the Company, subsidiaries, including XTEPO, hereinafter jointly: "Group") is focused on the planning, research and development for the commercialization of a new indication for use of Recombinant EPO for the treatment of multiple myeloma patients.

Along with compliance with all pending conditions and completion of the exchange of shares agreement, transferred to the Group, via XTEPO, was exclusive usage license of a patent for using the drug Recombinant EPO to treat patients with multiple myeloma that is based on a series of studies that included, inter alia, an empirical observation of patients treated with Recombinant EPO by Prof. Moshe Mittelman. Prof. Moshe Mittelman who serves as a medical director in the Company is an internationally renowned haematologist who found in empirical observations that treatment with recombinant EPO may extend the life expectancy of patients with multiple myeloma while significantly improving their quality of life while causing less side effects than those caused by current treatments. During their lab work, Prof. Mittelman and his team found that recombinant EPO had an anticancer effect based on the strengthening of the immune system.

Recombinant EPO Drug

Recombinant EPO is a drug that is, as of the date of this report, used to treat (i) anemia in patients with renal failure (dialysis) and (ii) anemia in cancer patients. Recombinant EPO was developed, manufactured and marketed by Johnson & Johnson, Hoffman La Roche and Amgen, and generates billions of dollars in sells every year, and is therefore considered a drug with an extremely large market scope. The drug has been administered to millions of patients over the past 20 years, resulting in extensive clinical experience with the drug and safety information about it. As of December 31, 2012 the Company began preparing a Phase II clinical trial on multiple myeloma patients.

Patent List

The Company has exclusive license of the patents and patent applications, as detailed in the table below:

Patent Name	Countries
	in which
	Application		Applicarion			Expiration
	Was Filed	Priority Date	No.	Patent No.	Status	Date
BIOGAL-001 EP (*)	Europe	30.03.1999	99 91 2039.7	1 067 955	Granted	30.03.2019
BIOGAL-001 CA	Canada	30.03.1999	2,366,674	-	Allowed	30.03.2019
BIOGAL-001 IL2	Israel	30.03.1999	138705	138705	Granted	30.03.2019
BIOGAL-001 JP	Japan	30.03.1999	2000-543153	4456271	Granted	30.03.2019
BIOGAL-001 HK	Hong-Kong	30.03.1999	01104635.2	HK1033910	Granted	30.03.2019
BIOGAL-001 US	USA	30.03.1999	09/647,761	6,579,525	Granted	30.03.2019

* Valid in Austria, Belgium, France, Germany, Britain, Ireland, Italy, the Netherlands, Spain, Switzerland and Sweden (Hereinafter: "Europe").

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

9

Company Overview

Licensing Agreement with Bio Gal

On 31 December, 2009, the Group, through XTEPO, entered a contractual arrangement with Bio Gal in an agreement to an exclusive license for a patent, that was signed between Bio Gal and Yeda and Mor Research Applications (Hereinafter: "Mor") (Yeda and Mor hereinafter jointly known as "License Owners") in 2002 (Hereinafter: "Original Licensing Agreement"), for exclusive use of the registered patent of the license owners for the drug recombinant EPO in order to develop a new indication that aims to extend the life of patients with multiple myeloma as well as improve their quality of life (Hereinafter: the "Patent").

In accordance with the terms of the original licensing agreement, Bio Gal undertook to manage the study in terms of further development of patents owned by the license owners, including full financing of the study extension, and will own exclusive international licensing rights to development use, marketing, distribution and sell of drugs used to treat multiple myeloma and other types of cancer, as much as the study permits. According to the licensing agreement, Bio Gal will bear all expenses related to preparation, filing, preserving and protecting every patent that will be registered as a result of the study. The exclusive license given to the Company (via XTEPO) as previously stated will remain valid for 15 years from the first commercial sell of the drug by Bio Gal or until the end of the patent period in the countries where the patent is registered (whichever is later).

It should be noted that the patent is a registered patent in the US since 1999 and in Europe, Israel, Hong Kong, Japan and others as well as in Canada. It should be noted that the Company obtained approval for all patent registration requests that it requested. The patent validity is expected to expire in countries in which it is registered in 2019.

In return for said assignment of license and in accordance with the amendments made to the original licensing agreement (the last of which was made in April 2008), the Group will pay Yeda:

•	Annual licensing fee of one percent (1%) of net sells of the EPO drug ;

•	A one-time payment of $ 350 thousands at the successful completion of Phase II of the clinical trial. The Payment's conditions are according to the earlier of:

✓	Capital raising of at least $ 2 million by the Company or by XTEPO following successful completion of Phase II clinical trial;

✓	Six months from the date of successful completion of Phase II clinical trial.

Section 1: Company Overview XTL Biopharmaceuticals Ltd.

10

Section 2

Market Overview

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

11

Market Overview

General

As described above, the Company is focused on the planning, research and development for the commercialization of a new indication for use of Recombinant EPO for the treatment of multiple myeloma patients. Accordingly, trends and events in the cancer drug market, in general, and in the multiple myeloma drug market in particular, have an essential affect on the Company's operation and financial outcomes. The following section provides an overview of the market in which the Company operates.

The Multiple Myeloma Drug Market

General

The cancer drugs market in general, and the treatment of multiple myeloma in particular, the Company's main area of focus, is facing an increasing need for new developments to treat patients with various forms of cancer. Despite the progress of the pharmaceutical industry in general and its impressive achievements, over the past few decades, drugs for many diseases, including various cancers, are still insufficient as forms of treatment - both in terms of their limited range of action and their inefficacy and serious side effects. The increase in the average age of the population, which is accompanied by a parallel increase in the number of cancer patients in general, and multiple myeloma cancer in particular, has increased the need for new drugs in this field.

In the Western world, the cancer drug market in general, and the market for multiple myeloma in particular, is generally characterized by drugs that have been approved for use for specific indications. For example, a drug will not be approved to treat multiple myeloma without a specific definition of the type of patients entitled to receive the drug. This definition includes the stage of the disease the patient is in, definition of patients based on previous therapies, etc. The result essentially is that the cancer drug market is composed of multiple patient populations. One of the challenges in developing cancer drugs is the definition of the field being targeted by the drug since there are numerous forms of cancer, each of which has several different stages of disease progression. Any drug that is approved for use is designed for a specific stage in the progression of the type of disease that the drug was designed for.

With cancer, there are many patient populations for which there is no suitable treatment or therapy. Furthermore, the efficacy of all currently available drugs is limited. Every one of the existing drugs has a significant percentage of patients who fail to respond to them. In addition, the response of many of the patients considered to be responsive to the drugs was extremely partial, not long-lasting, and required taking several drugs concomitantly to achieve the desired clinical result. Cancerous tumours are occasionally so violent that the average life expectancy of patients is limited to months, or occasionally, a mild improvement in the patients' quality of life is sufficient reason for the drug to be considered efficient. Based on the aforementioned, there is a clinical need for drugs to treat multiple myeloma that will be, on the one hand, efficient and have limited side effects on the other hand. The new indication that the Company intends to develop for recombinant EPO in the treatment of patients with multiple myeloma will try to provide a certain response to this need.

The target market of the Company's drug is unique. The Company believes that the ability of any drug to capture a market share depends on the drug's short-term and long-term efficacy as well as on its side effects, both absolutely and relative to its competing drugs.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

12

Market Overview

The Multiple Myeloma Drug Market

Multiple Myeloma

Multiple myeloma is a form of blood cancer. The disease is characterized by uncontrollable proliferation of a type of white blood cells known as plasma cells in the bone marrow that causes the accumulation of malignant cells that damage and destroy parts of the bone. This disease has a multiple nature that is expressed in the creation of a large number of accumulations of malignant cells. The malignant cells and the secreted proteins are responsible for a series of clinical expressions and complications, including bone damage with pain and breaks, bone marrow damage accompanied by anemia (blood deficiency), sensitivity to infections, weakening of the immune system, nervous system damage, kidney failure, clotting disorders, etc. The disease is incurable, and the average life expectancy of patients is 3-5 years.

The Market Size

Multiple myeloma is a blood cancer that comprises 10% of all blood cancers. As of the year 2012 in the US alone there are 74,814 multiple myeloma patients1, and every year, 22,350 new cases are diagnosed2. This number increases in direct proportion with the average life expectancy around the world. Accordingly, approximately 10,710 patients die in the US every year3. In 2013, about 580,350 Americans are expected to die of cancer. Cancer is the second most common cause of death in the US, exceeded only by heart disease, accounting for nearly 1 of every 4 deaths. Multiple myeloma is largely considered an old person's cancer, since the disease largely appears between the ages of 65-70, although diagnosis of the disease in 50 year olds is not uncommon. In addition, multiple myeloma comprises approximately 1% of all cancer cases and approximately 2% of all cancer-related deaths4.

The following chart presents the estimated number of multiple myeloma incidences in the USA and the number of multiple myeloma deaths in 2013:

Source: Cancer & Figures 2013, American Cancer Society.

1 Myeloma facts and statistics from facts 2012, The Leukemia & Lymphoma Society Fighting Blood Cancer.

2 National Cancer institute, Cancer Facts & Figures – 2013, American Cancer Society (ACS) Atlanta, Georgia, 2013.

3 National Cancer institute, Cancer Facts & Figures – 2013, American Cancer Society (ACS) Atlanta, Georgia, 2013.

4 National Cancer institute, Cancer Facts & Figures – 2013, American Cancer Society (ACS) Atlanta, Georgia, 2013.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

13

Market Overview

The Multiple Myeloma Drug Market

Drug Development Processes

Drug development is a complex process that generally includes the following primary stages. Each stage must comply with the health agencies criteria before the next stage can begin, as follows:

•	Preclinical Phase - this phase includes trials in labs and on animals in order to demonstrate the efficacy of the drugs in models that simulate the disease for which the drug is being investigated. The preclinical phase also includes trials under meticulous conditions in order to determine whether the drug has any toxic adverse events and to learn about the various characteristics in animals. In addition, the preclinical stage includes development of manufacturing methods under GMP (Good Manufacturing Practice - which is a collection of manufacturing requirements that the drug must comply with in order to allow the administration of the drug to patients in the future).

•	Phase I - this is the first clinical phase in drug development in which an initial test is carried out on humans. The phase is designed to assess the safety of the drug as well as the maximum dosage that can be safely administered to patients. This phase may also include additional tests such as drug dispersal in the body and how long the drug remains in the blood, measurements that will help assess its biological availability, etc. There are instances in which this trial phase is carried out on healthy individuals and in other cases; the trial is carried out on patients with the investigated disease.

•	Phase II - In this phase, an initial test of the efficacy of the drug is carried out in patients. In addition, this phase attempts to determine the optimal dosage of the drug to treat patients. At the same time, the phase continues to test its safety. These Several Phase II trials are often carried out while the first Phase II trial (Phase 2a) is designed to serve as proof of concept and the second Phase II trial (Phase 2b) is a broader trial that includes a larger number of patients and that is carried out in a larger number of medical centers than was Phase 2a.

•	Phase III - the decisive phase of multinational, multicenter, randomized, placebo controlled, double blind trials. This phase includes the largest number of subjects (hundreds and even thousands) and the trial is carried out in a large number of medical centers around the world. The purpose of this phase is to prove the efficacy and safety of the drug in a large number of patients in a way which simulates as much as possible (more than the previous phases) the manner in which the drug will be used in the clinical practice. Following successful conclusion of this phase, applications can be submitted to the health agencies for receipt of approval to register the drug.

It should be emphasized that the conduct of clinical trials on human beings in each of the phases, Phase I, Phase II and Phase III requires the prior approval of the Helsinki Committee/ IRB and of the regulatory agencies in the countries where the clinical trials are being conducted. It should be noted that only successful results in the preliminary phases will guarantee the possibility of moving on to the next stage.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

14

Market Overview

The Multiple Myeloma Drug Market

Once all of the said phases (including completion of Phase III) have been successfully completed, the Company can submit an application for approving the drug's registration by the relevant regulatory agency, e.g. the FDA in the US.

The development process, as previously mentioned, takes many years and requires extensive funding due to the prolonged duration of the trials, the process for obtaining approval, and obtaining information and results from the trials, at the end of which the Group will be able to submit an application for approval to register the drug by the FDA or any corresponding regulatory agency in any other country. Occasionally, the clinical development, including the conduct of clinical trials, is carried out with the assistance of expert subcontractors who are entrusted with operating under the meticulous professional standards dictated by the regulatory requirements.

In light of the fact that the Company is developing a new indication for EPO, a drug that already exists and that has been approved for treatment of anemia, the Company expects to receive an exemption for the preclinical trials as well as from the Phase I clinical trial. The Company has a preliminary plan to initiate Phase II clinical trial in patients with multiple myeloma. It should be noted that the Company received a preliminary plan as part of the assignment of the patent license agreement. At the same time, and in light of the fact that a prolonged period of time has passed since the date of the preparation of this report, the Company immediately began completion of the transaction in preparation of the trial that includes, inter alia, updating the plan that will be brought before medical agencies for approval prior its implementation.

Orphan Drug

There is a special track for approval and marketing of pharmaceutical preparations that is designed to respond to the need to develop drugs for certain populations and for incurable and relatively rare diseases.

In the USA this approval is given to drugs for diseases with a maximum number of patients of 200,000. Recognition of a drug as an orphan drug in the USA grants the manufacturer with a regulatory exclusivity in marketing the drug for a period of 7 years6.

In Europe this approval is given to drugs for diseases with a maximum number of patients of 185,000. Recognition of a drug as an orphan drug in Europe grants the manufacturer with a regulatory exclusivity in marketing the drug for a period of 10 years7.

In Japan this approval is given to drugs for diseases with a maximum number of patients of 50,000. Recognition of a drug as an orphan drug in Japan grants the manufacturer with a regulatory exclusivity in marketing the drug for a period of 10 years8.

As mentioned in the Company's overview section, on May 29, 2011 the Company announced that it was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer.

6 Canadian Organization for Rare Disorders, "Canadian Orphan Drugs Policy", 2005.

7 Canadian Organization for Rare Disorders, "Canadian Orphan Drugs Policy", 2005.

8 Pacific Bride in Asia, "Orphan Drugs in Asia", September/October 2006.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

15

Market Overview

The Multiple Myeloma Drug Market

Competition in the Multiple Myeloma Drug Market

As of today, there are several recognized therapies used to treat multiple myeloma, including chemotherapy, radiation therapy, bone marrow transplantation and new drugs. Chemotherapy kills cancer cells but also healthy cells in the patient's body, especially active cells such as mucous cells, connective tissue cells, blood cells including immune system cells, reproductive ells, etc. This damage is caused by the treatment, which damages the cancer cells but also the healthy cells in the body and is accompanied by serious side effects, including nausea, vomiting, hair loss, acute pain, etc.

In addition, there are biological drugs for cancer, which are known to have milder adverse events than chemotherapy. The leading drugs in the market are: Revlimid, manufactured by Celgene Corporation (Hereinafter: "Celgene"), Velcade (Bortezomid) developed by Millennium Pharmaceuticals (Hereinafter: "Millennium"), and Thalidomide/Thalomid, manufactured by Celgene. These biological drugs are characterized by extremely high prices. It should be noted that despite the aforementioned, not one of these drugs cures the disease.

In 2003, the Velcade drug had approved for use as a treatment for the multiple myeloma illness and its marketing begun. In 2006, the Revlimid and Thalidomide drugs had approved for use as a treatment for the multiple myeloma illness and their marketing begun.

According to Decision Resources report published in October 2012, the total sells of the multiple myeloma drugs, in 2011, in the USA, France, Germany, Italy, Spain, England and Japan were amounted to $4.4 billion and predicted to increase to $7.2 billion in 20219.

According to Decision Resources estimations published in 2012, the multiple myeloma market is predicted to grow by a Compounded Average Growth Rate (CAGR) of 5.2% between the years 2011 and 2021 in the leading markets in USA, France, Italy, Spain, England and Japan10.

According to Bloomberg company's analyst report11, the Velcade sells were 40% out of the total sells of multiple myeloma drugs, while the actual sells of Johnson & Johnson company, which markets the Velcade drug outside the USA, and the Takada company, which markets the Velcade drug in the USA, were $ 1.2 billion. In addition, according to Celgene financial reports, the total sells of Revlimid in 2010 were approximately $ 2.47 billion12.

9 The Multiple Myeloma Drug Market, Decision Resources, October 2, 2012.

10 The Multiple Myeloma Drug Market, Decision Resources, October 2, 2012.

11 http://bloomberg.com/apps/news?pid=newsarchive&sid=aQHENps19ldg.

12 http://ir.celegene.com/phoenix.zhtml?c=111960&p=irol-newsArticle&ID=1520733&highlight

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

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Market Overview

The Multiple Myeloma Drug Market

The following chart presents the Revlimid, Velcade and Thalomid market share by line of therapy, as of January 2010:

Source: Bernstein Research, "Celgene: SCB MM Survey Pt II – Maintenance is Key Driver for Revlimid Growth and Upside; Raising Estimates, TP $78, February 16, 2010.

According to SCB survey's data, across all lines of therapy, Velcade and Revlimid have both increased their share since February 2007. Some of Velcade's and Revlimid's market share increases have resulted from increased use of combination regimens.

The following chart presents the current Revlimid, Velcade and Thalomid market share across all lines of therapy, as of January 2010:

Source: Bernstein Research, "Celgene: SCB MM Survey Pt II – Maintenance is Key Driver for Revlimid Growth and Upside; Raising Estimates, TP $78, February 16, 2010.

An analysis that was published by Pharma Letter on December 201113, found that despite the continued expansion of Velcade in the first-line settings, sells of Velcade will be rapidly eclipsed by Revlimid's dramatic growth. The approval of Revlimid in the first-line setting will also aggressively erode patient share and sales of Celgene's Thalidomide. In 2020, Revlimid will hold a 62% market share of the total myeloma market.

13 The Pharma Letter, "5.6% Annual Growth Forecast for Multiple Myeloma Drug Market to 2020", 21 December, 2011.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

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Market Overview

The Multiple Myeloma Drug Market

According to the aforementioned analysis findings, Revlimid and Velcade will experience increasing uptake in the relapsed/refractory setting as they will be used in combination with emerging therapies. Revlimid will be used in combination with Onyx Pharmaceuticals/Ono Pharmaceutical's carfilzomib, which was approved by the US Food and Drug Administration on July 2012, and Bristol-Myers Squibb/Abbott's elotuzumab, which will launch later (in 2015) in the USA and Europe. Velcade will also experience increased uptake in combination with AEterna Zentaris/Keryx Biopharmaceuticals/Yakult Honsha's perifosine, Merck & Co.'s Zolinza (vorinostat) and Novartis's panobinostat14.

On April 2th, Keryx announced that its colorectal cancer treatment did no better than placebo in a Phase 3 trial. The company said it will evaluate whether or not to continue the Phase 3 trials of the drug. On May 7th, the company announced that Aeterna Zentaris Inc. have executed a License Termination and Technology Transfer Agreement, whereby the KRX-0401 (perifosine) license agreement has been terminated and all license rights have reverted back to Aeterna Zentaris.

In addition, overall, Revlimid will emerge as the clear market leader in the multiple myeloma market over the next decade. Velcade will remain the second highest selling agent but will suffer from the entry of generics towards the end of 2020. In addition, emerging therapies for multiple myeloma, Carfilzomib and Pomalidomide, are commercially promising, and together are expected to reach sells to $ 800 million in 2020.

The findings also reveal that significant opportunity lies in the development of agents that improve survival and reduce toxicities compared with currently available therapies.

Recently, a number of screening methods have been developed to identify small molecules that might mimic the biological effects of hematopoietic growth factors. The potential advantages of small molecule mimics include lack of immunogenicity, fewer drug side-effects, and non-parenteral routes of administration. Small molecules might also be less expensive to produce15.

Methods to Cope with Competition

Studies conducted by Prof. Mittelman revealed that use of recombinant EPO in patients in advanced stages of multiple myeloma significantly contributed to suppression of symptoms of the disease, improved the immune system, stabilized patients health, prolonged their survivability and significantly improved their lives, without causing serious side effects.

These properties grant this drug an advantage in most therapeutic properties for which the drug is designed. The Company anticipates that if these properties are expressed in clinical trials as well, a medical agency criteria for drug approval, the drug will capture a large market share in the drug market for treatment of multiple myeloma, including providing a solution to terminally ill patients in the advanced stage of the disease who do not respond well or who demonstrate an insufficient response to currently available treatments.

14 The Pharma Letter, "5.6% Annual Growth Forecast for Multiple Myeloma Drug Market to 2020", 21 December, 2011.

15 K. Kaushansky, "Small molecule Mimics of Hematopoietic Growth Factors: Improving on Mother Nature?" April, 2001.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

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Market Overview

The Multiple Myeloma Drug Market

In addition, the Company expects the drug to capture another market share of combining the drug with currently available drugs and therapies. If these projects are realized, the drug's market is estimated at hundreds of millions of dollars a year.

However, it should be emphasized that clinical studies include many elements of uncertainty, and the possibility of the Company not succeeding in its attempts to continue to demonstrate the efficacy and safety of the drug or that the drug will prove to be less efficacious than expected cannot be ruled out. In addition, the possibility of the development of other drugs by the competition that will compete with the Company's drugs cannot be ruled out.

In order to successfully cope with the anticipated competition, the Company must position its drug by emphasizing its advantages over the competition. According to The Company, the anticipated advantages of its drug, once it is approved, is based on the premise of a longer life expectancy of patients who take the drug coupled with improved quality of life without any significant side effects. The Company believes that the fact that the drug's possible efficacy in a combination treatment with or after other currently available therapies will reinforce the drug's position and give the Company a marketing advantage. Later on, if and when the drug is approved for marketing, these advantages are expected to provide the Company with a significant preference that, with the right marketing, will guarantee, according to the Company's estimation, an advantage in the multiple myeloma therapy market.

In addition, among the main factors affecting the ability of a new product to penetrate the drug market and the competition in it are clinical advantages that the product provides and the ability to protect its intellectual property rights. In light of the fact that the Company has the license for exclusive use of the patent for the drug recombinant EPO to treat patients with multiple myeloma, the Company believes that its drugs contains the right properties to withstand expected competition.

Several years will pass until the Company's product reaches the market but until it reaches this stage, the chances are that one of the giant pharmaceuticals in the field will try to seek collaboration with the Company in the drug's development and/or marketing.

Section 2: Market Overview XTL Biopharmaceuticals Ltd.

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Section 3

Financial Data

Section 3: Financial Data XTL Biopharmaceuticals Ltd.

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Financial Data

Balance Sheet

The following table presents the Company's balance sheets as of 12/31/2010, 12/31/2011, 9/30/2011 and 9/30/2012 (in thousands of dollars):

Dollars in thousands	12.31.10	12.31.11	9.30.11	9.30.12
Assets
Cash and Cash Equivalents	1,066	123	200	2,707
Short-Term Deposits		1,372	1,590	2,587
Trade receivables				66
Account Receivable	110	68	49	128
Restricted Deposits	46	21	21	21
Inventory				152
Total Current Assets	1,222	1,584	1,860	5,661

Non-Current Assets
Property, Plant and Equipment	35	32	36	77
Intangible Assets	2,540	2,457	2,468	4,807
Other Investments				52
Total Non-Current Assets	2,575	2,489	2,504	4,936
Total Assets	3,797	4,073	4,364	10,597

Current Liabilities
Trade Payables	203	88	118	443
Other Account Payables	760	541	525	847
Total Current Liabilities	963	629	643	1,290

Non-Current Liabilities
Liabilities for employee benefits				13
Total Liabilities	963	629	643	1,303

Total Equity	2,834	3,444	3,721	9,294

Total Liabilities and Equity	3,797	4,073	4,364	10,597

Source: The Company's Financial Statements.

Profit & loss

The following table presents the Company's income statements for 2010-2011 and for the period ended September 30 for the years 2011-2012 (in thousands of dollars):

Dollars in thousands	2010	2011	1-9/2011	1-9/2012
Net Revenue				343
Costs Of Products				156
Gross Profit				187
Research and Development Expenses	64	158	127	81
Sales and Marketing Expenses				211
General and Administration Expenses	1,222	1,078	814	1,873
Other Gains, Net	30	12		795
Operating Loss	(1,256)	(1,224)	(941)	(1,183)

Finance Income	6	24	27	31
Finance Expenses	7	7	5	42
Finance Income (Expenses), Net	(1)	17	22	(11)
Profit (Loss) Before Taxes on Income	(1,257)	(1,207)	(919)	(1,194)

Net Loss	(1,257)	(1,207)	(919)	(1,194)

Source: The Company's Financial Statements.

Section 3: Financial Data XTL Biopharmaceuticals Ltd.

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Section 4

Methodology

Section 4: Methodology XTL Biopharmaceuticals Ltd.

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Methodology

IAS 38

General

The objective of this Standard is to prescribe the accounting treatment for intangible assets that are not dealt with specifically in another Standard. This Standard requires an entity to recognize an intangible asset if, and only if, specified criteria are met. The Standard also specifies how to measure the carrying amount of intangible assets and requires specified disclosures about intangible assets.

Definitions

The following terms are used in this Standard with the meanings specified:

An asset is a resource:

(a)	Controlled by an entity as a result of past events; and
(b)	From which future economic benefits are expected to flow to the entity.

Carrying amount is the amount at which an asset is recognized in the statement of financial position after deducting any accumulated amortization and accumulated impairment losses thereon.

Fair value of an asset is the amount for which that asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction.

An intangible asset is an identifiable non-monetary asset without physical substance.

Useful life is:

(a)	The period over which an asset is expected to be available for use by an entity; or

(b)	The number of production or similar units expected to be obtained from the asset by an entity.

Identifiability

According to Section 12, an asset is identifiable if it either:

(a)	Is separable, i.e. is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, identifiable asset or liability, regardless of whether the entity intends to do so; or

(b)	Arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

According to Section 17, the future economic benefits flowing from an intangible asset may include revenue from the sell of products or services, cost savings, or other benefits resulting from the use of the asset by the entity. For example, the use of intellectual property in a production process may reduce future production costs rather than increase future revenues.

According to Section 21, an intangible asset shall be recognized if, and only if:

(a)	It is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

(b)	The cost of the asset can be measured reliably.

According to Section 22, an entity shall assess the probability of expected future economic benefits using reasonable and supportable assumptions that represent management’s best estimate of the set of economic conditions that will exist over the useful life of the asset.

Section 4: Methodology XTL Biopharmaceuticals Ltd.

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Methodology

IAS 38

According to section 57, an intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, an entity can demonstrate all of the following:

(a)	The technical feasibility of completing the intangible asset so that it will be available for use or sell.
(b)	Its intention to complete the intangible asset and use or sell it.
(c)	Its ability to use or sell the intangible asset.
(d)	How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
(e)	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
(f)	Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

IAS 36

General

The International Accounting Standard 36 Impairment of Assets (Hereinafter "IAS 36") objective is to prescribe the procedures that an entity applies to ensure that its assets are carried at no more than their recoverable amount. An asset is carried at more than its recoverable amount if its carrying amount exceeds the amount to be recovered through use or sell of the asset. If this is the case, the asset is described as impaired and the Standard requires the entity to recognize an impairment loss.

This Standard shall be applied in accounting for the impairment of all assets (other than exceptions as they appear in the standard content) or cash generating unit(s) including goodwill acquired from business combination. Goodwill acquired in business combination represents the value of the intangible assets which cannot be separately identified or separately recognized.

Definitions

The following terms are used in this Standard with the meanings specified:

Carrying amount is the amount at which an asset is recognized after deducting any accumulated depreciation (amortization) and accumulated impairment losses thereon

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

Fair value less costs to sell is the amount obtainable from the sell of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use.

Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Section 4: Methodology XTL Biopharmaceuticals Ltd.

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Methodology

IAS 36

Determining An Impairment Loss

Timing of impairment tests for goodwill

The Standard permits:

(a)	The annual impairment test for a cash-generating unit (group of units) to which goodwill has been allocated to be performed at any time during an annual reporting period provided the test is performed at the same time every year.

(b)	Different cash-generating units (groups of units) to be tested for impairment at different times. However, if some of the goodwill allocated to a cash-generating unit (group of units) was acquired in a business combination during the current annual period, the Standard requires that unit (group of units) to be tested for impairment before the end of the current period.

The Standard permits the most recent detailed calculation made in a preceding period of the recoverable amount of a cash-generating unit (group of units) to which goodwill has been allocated to be used in the impairment test for that unit (group of units) in the current period, provided specified criteria are met.

The Standard defines number of steps for the identification, recognition and measurement of value loss of an asset or cash generating unit. Moving on to the next step is subjected to the fulfillment of the previous step.

Identifying an asset that may be impaired

An entity shall assess at each reporting date whether there is any indication that an asset may be impaired. In assessing whether there is any indication that an asset may be impaired, an entity shall consider, as a minimum, the following indications:

External sources of information

▪	During the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

▪	Significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated.

▪	Market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially.

The carrying amount of the net assets of the entity is more than its market capitalization.

Internal sources of information

•	Evidence is available of obsolescence or physical damage of an asset.
•	Significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used.

Section 4: Methodology XTL Biopharmaceuticals Ltd.

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Methodology

IAS 36

•	Evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

If any indication of value loss exists, the entity shall estimate the recoverable amount of the asset. In case the value of the recoverable amount found is lower than the respective Carrying amount, the entity shall depreciate the value of the asset or the Cash-generating unit accordingly.

The standard requires an intangible asset with an indefinite useful life or not yet available for use and goodwill to be tested for impairment, once a year, regardless to the existence of indication of value loss.

Measuring Recoverable Amount

General

This Standard defines recoverable amount as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use.

It is not always necessary to determine both an asset’s fair value less costs to sell and its value in use. If either of these amounts exceeds the asset’s carrying amount, the asset is not impaired and it is not necessary to estimate the other amount.

If there is no reason to believe that an asset’s value in use materially exceeds its fair value less costs to sell, the asset’s fair value less costs to sell may be used as its recoverable amount.

This will often be the case for an asset that is held for disposal. This is because the value in use of an asset held for disposal will consist mainly of the net disposal proceeds, as the future cash flows from continuing use of the asset until its disposal are likely to be negligible.

Fair value less costs to sell

The best evidence of an asset’s fair value less costs to sell is a price in a binding sell agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the asset.

If there is no binding sell agreement but an asset is traded in an active market, fair value less costs to sell is the asset’s market price less the costs of disposal.

If there is no binding sell agreement or active market for an asset, fair value less costs to sell is based on the best information available to reflect the amount that an entity could obtain, at the end of the reporting period, from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. In determining this amount, an entity considers the outcome of recent transactions for similar assets within the same industry.

Costs of disposal, other than those that have been recognized as liabilities, are deducted in determining fair value less costs to sell.

Section 4: Methodology XTL Biopharmaceuticals Ltd.

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Methodology

IAS 36

Value in use

The following elements shall be reflected in the calculation of an asset’s value in use:

(a)	An estimate of the future cash flows the entity expects to derive from the asset;

(b)	Expectations about possible variations in the amount or timing of those future cash flows;

(c)	The time value of money, represented by the current market risk-free rate of interest;

(d)	The price for bearing the uncertainty inherent in the asset; and

(e)	Other factors, such as illiquidity, that market participants would reflect in pricing the future cash flows the entity expects to derive from the asset.

Estimating the value in use of an asset involves the following steps:

(a)	Estimating the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal; and

(b)	Applying the appropriate discount rate to those future cash flows.

In measuring value in use an entity shall:

(a)	Base cash flow projections on reasonable and supportable assumptions that represent management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset. Greater weight shall be given to external evidence.

(b)	Base cash flow projections on the most recent financial budgets/forecasts approved by management, but shall exclude any estimated future cash inflows or outflows expected to arise from future restructurings or from improving or enhancing the asset’s performance. Projections based on these budgets/forecasts shall cover a maximum period of five years, unless a longer period can be justified.

(c)	Estimate cash flow projections beyond the period covered by the most recent budgets/forecasts by extrapolating the projections based on the budgets/forecasts using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. This growth rate shall not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used, unless a higher rate can be justified.

When the carrying amount of an asset does not yet include all the cash outflows to be incurred before it is ready for use or sell, the estimate of future cash outflows includes an estimate of any further cash outflow that is expected to be incurred before the asset is ready for use or sell.

Section 4: Methodology XTL Biopharmaceuticals Ltd.

27

Methodology

IAS 36

Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from:

(a)	A future restructuring to which an entity is not yet committed; or

(b)	Improving or enhancing the asset’s performance.

(c)	Cash inflows or outflows from financing activities; or

(d)	Income tax receipts or payments.

Future cash flows are estimated in the currency in which they will be generated and then discounted using a discount rate appropriate for that currency. An entity translates the present value using the spot exchange rate at the date of the value in use calculation.

Discount rate

The discount rate (rates) shall be a pre-tax rate (rates) that reflect(s) current market assessments of:

(a)	The time value of money; and

(b)	The risks specific to the asset for which the future cash flow estimates have not been adjusted.

Recognizing and measuring an impairment loss

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. That reduction is an impairment loss.

An impairment loss shall be recognized immediately in profit or loss, unless the asset is carried at revalued amount in accordance with another Standard.

The impairment loss shall be allocated to reduce the carrying amount of the assets of the unit (group of units) in the following order:

(a)	First, to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units); and

(b)	Then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units).

In allocating an impairment loss, an entity shall not reduce the carrying amount of an asset below the highest of:

(a)	Its fair value less costs to sell (if determinable);

(b)	Its value in use (if determinable); and

(c)	Zero.

Section 4: Methodology XTL Biopharmaceuticals Ltd.

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Section 5

Estimating an Impairment Loss of Intangible Asset

Section 5: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

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Estimating an Impairment Loss of Intangible Asset

General

Frequency of impairment testing

As requested by XTL management, we were an Impairment Examination Study of its Intangible asset under the requirements of Statement of International Accounting Standards 38 (IAS 38) and Statement of International Accounting Standards 36 (IAS 36).

In accordance with IAS 36, the recoverable amount of an intangible asset with an indefinite useful life to be measured annually, provided that the annual examination will be performed in the same date. The Company's management determined the annual impairment testing date, to December 31, 2012.

Identifying an intangible asset

In accordance with IAS 38, an intangible asset is an identifiable non-monetary asset without physical substance. The recognition of an item as an intangible asset requires an entity to demonstrate that the item meets the two recognition criteria (please see section 4 – Methodology).

In accordance with IAS 38 and IAS 36, we tested the Company’s IP impairment loss, namely the Patents for using the EPO drug to treat patients with Multiple Myeloma.

Identifying the cash-generating unit to which an asset belongs

IAS 36, defines A cash-generating unit as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. According to the Company's management, the smallest cash-generating unit for which the test was performed is the group of patents expected to generate positive cash flows (Hereinafter: the "IP").

Recoverable amount of a cash-generating unit

According to IAS 36, the value in use of IP shall comprise its recoverable amount. This amount will be compared to the carrying amount of the IP.

As of December 31, 2012, the fair value from the sale of the asset cannot be estimated; the Company is not aware of the sell of an identical asset, and the asking price in sell transactions of a similar asset - namely IP in the biopharmaceuticals sector executed recently, varies within a very wide range, as the price is dependent on various factors, differing significantly from one asset to another - such as the drug treatment administered, side effects, number of potential patients, etc.

As no fair value less costs to sale of the IP was found, the recoverable amount of the IP will be determined by calculating its value in use.

We applied the discounted cash flow (DCF) approach to estimate the IP’s value in use, based on the Management’s valuations of the data and documents provided by the Company and its consultants, coupled with our own assumptions as discussed below. The cash flows were discounted at the pre-tax price of capital considered to be proper for the IP activity. The DCF expense is the value in use of the IP.

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General

Book value of a cash-generating unit

According to IAS 36, the carrying amount of a cash-generating unit shall be determined on a basis consistent with the way the recoverable amount of the cash-generating unit is determined. The carrying amount of a cash-generating unit includes the carrying amount of only those assets that can be attributed directly, or allocated on a reasonable and consistent basis, to the cash-generating unit and will generate the future cash inflows used in determining the cash-generating unit’s value in use.

According to the financial statement of the Company as of December 31, 2012 the carrying amount of the IP is in the amount of $2,452 thousands. Thus amount includes capitalized current expenses on behalf of the IP (e.g. legal expenses, advisors, fees, etc.) which capitalized in accordance to IAS 38.

An impairment of an intangible asset

According to IAS 36, impairment will perform by comparing the carrying amount of the asset, with its recoverable amount. If the recoverable amount of the asset exceeds its carrying amount, the asset shall be regarded as not impaired. If the carrying amount of the asset exceeds its recoverable amount, the entity shall recognize an impairment loss.

As mentioned above, the value in use of IP shall comprise its recoverable amount. This amount will be compared to the carrying amount of the IP, according to the Company's financial statements, as of December 31, 2012.

Estimating IP Value in Use in the DCF Method

As aforesaid, we applied the discounted cash flow (DCF) approach to estimate the IP’s value in use.

To establish an IP value, we estimated the Company’s future cash inflows from use of the EPO in Multiple Myeloma patients in advanced stages of the disease for the period between 2013 (the Valuation Date) and 2026 (the end of the recognition of the drug as an orphan drug).

The future cash inflows were built under the assumption that the Company will sign on a distribution agreement only after the completion of the drug's development, meaning the completion of Phase III clinical trial. After the completion of phase III clinical trial the Company will receive from the distributor a down payment and royalties from the distributor's drug sells.

To succeed in the trial and generate future cash flows, a number of milestones must be met. The probability of each was estimated separately, when compliance with each milestone of the following items is dependent on all the milestones preceding it. The milestones are:

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•	Completing Phase II of EPO development and obtaining approvals to move to Phase III;

•	Completing Phase III of EPO development;

•	Successful completion of all the clinical trial stages and registrations and the drug’s entry into the market for worldwide sales;

•	Recognizing EPO as an “Orphan Drug” in the rest of the world (as described in the Company overview section, the Company's drug was recognized as an orphan drug in USA).

The revenues flow takes into consideration the successes expectancy of drugs development in each of the milestones described above by multiplying the predicted revenues by the probability to successes. For example, the predicted down payment was multiplied by the accumulated probability to success in phase II and phase III clinical trials. Eventually, the Company's predicted revenues are the expectancy of revenues.

The expenses on behalf of the development of a new indication for the EPO drug include the Company's predicted expenses due to the performance of Phase II and Phase III clinical trials. In addition, it was taken into account that the Company will bear a general and administration expenses, which reflects its operational existence. These expenses reflect the Company's necessity to manage a collection system for future covenants, to maintain its patents, to identify new technologies, etc.

In addition to these expenses and according to the Bio Gal transaction, the Company will pay Yeda a onetime payment at the completion of the Phase II clinical trial and a yearly payment of 1% of the Company's and/or its distributor's net revenues from the EPO drug's sells.

The predicted expenses were multiplied by the accumulated probability to success in each of the milestones. Eventually, the Company's predicted expenses are the expectancy of expenses.

The cash flow multiplied by the accumulated probability of success was discounted at the relevant price of capital estimated by us. The discounted cash flow constitutes the IP's value in use.

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The following table presents the Company's predicted future cash flows from its IP for the years 2013-2026 (in thousands of dollars):

								Filing and
								Beginning
		End of Phase						of the						End of the
		II and						Orphan						Orphan
	Beginning	Beginning of					End of	Drug						Drug
	oh Phase II	Phase III					Phase III	Immunity						Immunity
Dollars in thousands	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Royalties Potential
Royalties Potential - USA								3,269	9,806	21,246	35,956	50,665	62,105	68,642
Royalties Potential - Rest of the World								3,618	10,853	23,514	39,793	56,072	68,734	75,969
Total Royalties Potential								6,886	20,659	44,761	75,749	106,737	130,839	144,611
Revenues Expectancy
Covenants Expectancy							5,795	–
Royalties Expectancy - USA								689	2,068	4,482	7,584	10,687	13,100	14,479
Royalties Expectancy - Rest of the World								511	1,534	3,323	5,624	7,925	9,714	10,737
Total Revenues' Expectancy							5,795	1,201	3,602	7,805	13,208	18,612	22,814	25,216
Expectancy Expenses
Expectancy Cost Phase II	150	600	600	150	–	–	–	–	–	–	–	–	–	–
Expectancy Cost Phase III	–	–	–	1,303	1,737	1,737	1,303	–	–	–	–	–	–	–
Expectancy R&D (excluding clinical trails' costs) and G&A Expenses	450	450	450	171	171	171	104	82	82	82	82	82	82	82
Expectancy Payment to YEDA if Phase II is successfully completed	–	–	–	133	–	–	–	–	–	–	–	–	–	–
Royalties Expectancy to Yeda	–	–	–	–	–	–	58	12	36	78	132	186	228	252
Total Expectancy Expenses	600	1,050	1,050	1,757	1,908	1,908	1,465	94	118	160	214	268	310	334
Profit (Loss) Before Tax	(600)	(1,050)	(1,050)	(1,757)	(1,908)	(1,908)	4,330	1,107	3,485	7,645	12,995	18,344	22,505	24,882

General Note

In the projection the expression "rest of the world" is attributed to the countries in which the Company has a patent and therefore it intends to sell the drug, including: Germany, England, Italy, France, Spain, Austria, Belgium, Ireland, the Netherlands, Swiss, Sweden, Japan, Canada and Israel.

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Revenues Expectancy Forecast

Drug Development processes and Revenues Timeline

The FDA'S Drugs approval process is strict and obligating performance and completion of three clinical trials.

The following table presents the drugs development processes timeline:

Length of
Development Stage	Development Stage
Discovery	1
Patent Process Initiated	4-5
Pre-Clinical Trials	4-15
Phase I	1-2
Phase II	2-3
Phase III	3
Total Clinical Trials	6-8
Registration	1-4
Total	12-28

Source: www.pfizer.com, Kellogg and Charnes, 2000, Myers and Howe, 1997.

The date of launching the EPO on the market is likely to change significantly, and ranges over a relatively wide span of years. Accordingly, the Company’s revenues from manufacturing and marketing the drug depend critically on the success of its clinical trials and on obtaining all the necessary permits. As described in the market overview section, in light of the fact that the Company is developing a new indication for EPO, a drug that already exists and that has been approved for treatment of anemia, the Company expects to receive an exemption for the preclinical trials as well as from the Phase I clinical trial.

As described in the Company overview section, according to Management and the Company's advisors, the statutory approval to start phase II clinical trial is predicted to be accepted at the first half of 2013. Accordingly, the Company estimates that Phase II clinical trial will begin in the third quarter of 2013 and will last 2.5 years, meaning it will end in the first quarter of 2016.

According to management and the Company's medical advisors, Phase III clinical trial is predicted to start (under the assumption that the Company will successfully complete Phase II clinical trial) at the second half of 2016 and to last 3-4 years. For the purpose of this analysis it was assumed that the Company's Phase III clinical trial will last 3.5 years and will end in the end of 2019.

At the beginning of 2020, it was assumed that the Company will receive all regulatory registration and start to market the drug. The Company was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer on May 29, 2011 The Company gained seven years marketing exclusivity from the date of approval by the FDA. Accordingly, the Company will benefit from marketing exclusivity of its drug in the USA until 2026. In addition, based on discussion with the Management, the Company intends to act to receive orphan drug recognition in the rest of the world immediately after it will successfully complete Phase II clinical trial.

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In light of the fact that the Company's drug received from the FDA an orphan drug designation, there is a better chance that the Company's drug will recognized as an orphan drug in the rest of the world. Despite of the fact that the orphan drug designation in Europe and Japan grants a ten years of marketing exclusivity, since as of the Analysis Date the Company's drug recognized as an orphan drug only in the USA we assumed in our analysis an exclusivity period of seven years. Since at the end of 7 years, the price of the drug and number of patients taking it will be considerably reduced; hence the Company’s cash inflow from the EPO will not be significant, it was assumed that the Company will not have revenues from the EPO drug starting 2027.

The following table summarizes the drug development stages and revenues acceptance from the sale of the recombinant EPO's timeline:

Development Stages and commercialization of the EPO Drug
Beginning of Phase II	Q3 2013
End of Phase II and Beginning of Phase III	Q1 2016
End of Phase III	Q4 2019
Filing and Beginning of the Orphan Drug Immunity	Q1 2020
End of the Orphan Drug Immunity	Q4 2026

Size of Relevant Market

As described in the Company overview section, the Company is focused on the planning, research and development for the commercialization of a new indication for use of Recombinant EPO for the treatment of terminal multiple myeloma patients.

To evaluate the size of the target market, we assumed that the number of U.S. patients comprises almost half that number globally, to whom the Company intends to sell its products.

As described in the market overview section, as of the year 2013 in the USA alone 22,350 new cases of multiple myeloma will be diagnosed16. Accordingly, the number of new cases diagnosed with Multiple Myeloma globally, which is the basis for calculating the overall number of patients treated with the drug therapy developed by the Company, is estimated by us at approximately 47,085 persons per annum.

It should be noted that in estimating the number of potential patients requiring the treatment, we have not taken into consideration those diagnosed with the disease at present, as Multiple Myeloma is considered to be incurable, and patients mean survival rate does not exceed 3-5 years.

16 National Cancer institute, Cancer Facts & Figures – 2013, American Cancer Society (ACS) Atlanta, Georgia, 2013.

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The Company's Number of Potential Patients

The Company's Market Share

From the revenue aspect, in order to estimate the number of new patients who will be treated with the drug each year, we have assumed that the Company’s penetration rate in each of the Company's markets activity will gradually increase.

As described in the market overview section, the penetration rate of the leading drugs in the market for the treatment of Multiple Myeloma (Revlimid and Velcade) reached 40% during the initial 3-4 years of their market launch. Since according to the Company's management and its medical advisors the EPO prices are expected to be lower than similar drugs available at present and with fewer side effects we have assumed a 10% penetration rate in the first year’s market launch, gradually increasing to 55% in the fifth year and on.

The Average Continued Drug Use

As the medication offered by the Company must be given to patients throughout their entire life after the start of therapy, we have estimated the life expectancy predicted by the Company for patients treated with EPO. Based on the results of the latest survey conducted by the Company, coupled with the management’s forecasts and expectations, we have assumed that the average life expectancy of Multiple Myeloma patients during the period of treatment with EPO is about 4 years. The implication is that patients treated with this drug will, on average, live 4 years longer, in the course of which the Company will sell them EPO.

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The following table presents the Company's accumulated potential patients in the years 2020-2026:

	2020	2021	2022	2023	2024	2025	2026
Accumulated Number of Patients
Accumulated Number of Patients - USA
Number of New Potential Patients	22,350	22,350	22,350	22,350	22,350	22,350	22,350
Penetration Rate	10%	20%	35%	45%	55%	55%	55%
The Company's New Potential Patients	2,235	4,470	7,823	10,058	12,293	12,293	12,293
Accumulated Number of Patients - USA	2,235	6,705	14,528	24,585	34,643	42,465	46,935

Accumulated Number of Patients - Rest of the World
Number of New Potential Patients	24,735	24,735	24,735	24,735	24,735	24,735	24,735
Penetration Rate	10%	20%	35%	45%	55%	55%	55%
The Company's New Potential Patients	2,474	4,947	8,657	11,131	13,605	13,605	13,605
Accumulated Number of Patients - Rest of the World	2,474	7,421	16,078	27,209	38,340	46,997	51,945

Royalties Potential

The Drug's Selling Price

The drug’s selling price depends on competitive market conditions. Extensive off-label use of the EPO might lead to a sharp drop in prices, which could also be affected by the launch of new competitive products. Also, launching competitive products on the market could affect the EPO’s selling price. According to Management and the Company's medical advisors the selling price of the EPO drug will amount to approximately $11,700 per treatment for an individual patient yearly, as a function of the required dosage and the drug's frequency of use.

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Revenues Expectancy's Forecast

As described in the market overview section, the selling prices of other drugs for the treatment of Multiple Myeloma are significantly higher than the predicted selling price of the EPO drug (Revlimid - $108,000 per year, Velcade - $120,000 per year and Thalidomide - $12,000 per year).

Accordingly, it was assumed that the selling price of the recombinant EPO drug will amount to $11,700 per treatment for an individual patient yearly in each of the forecasted years, when the Company will be entitled to fixed royalty payments on sells by a large pharmaceutical company. This assumption is in line with management’s expectations.

Royalties Rate

The total royalties paid to an R&D company for a drug depends on a variety of factors, and primarily:

•	The risk level of the anticipated development;

•	Future development costs and the Company’s financial position;

•	Potential of market targeted by the drug;

•	Competition level and substitute products available in the market.

Furthermore, as customary in this type of transactions, there is a certain exchange ratio between the advance payment/lump sum paid to the Company at the time of signing the agreement, and the royalty rate payable to the Company from future revenues.

As the Company may reasonably sign a distribution agreement only after R&D completion (Phase III), the Company's management expects that given the commercial conditions prevailing in the market and once all the approvals have been issued, a lump sum of $25 million (Hereinafter: the "Down Payment") will be paid to the Company along with a fixed royalty rate of 12.5% on EPO sells.

In order to base Management's Down Payment forecast we based on Recaps' data, as described in the following table:

Dollars in millions	Upfront
Phae II Deals	30
Phae III Deals	25
Average	28

Source: www.recap.com.

In order to base management's royalty rate forecast, we based on number of data sources, as described in the following tables.

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The following table presents the average royalties rate in Phase III deals, as published by Medius:

Development Stage	Royalties Range
Pre-Clinical	0%-5%
Phase I	5%-10%
Phase II	8%-15%
Phase III	10%-20%
Launched Products	20%+

Source: www.medius-associates.com.

The following chart presents the frequency of royalty rates paid by pharmaceutical companies:

Source: Nigel Borshell and Adrian Dawkes, "Pharmaceutical royalties in licensing deals: No place for the 25 per cent rule of thumb".

http://www.palgrave-journals.com/jcb/journal/v16/n1/fig_tab/jcb200913f1.html#figure-title.

The following chart sets out the royalty rates actually paid per individual product, split according to the development phase in which the agreement was signed:

Source: Nigel Borshell and Adrian Dawkes, "Pharmaceutical royalties in licensing deals: No place for the 25 per cent rule of thumb"

http://www.palgrave-journals.com/jcb/journal/v16/n1/fig_tab/jcb200913f1.html#figure-title.

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The following table presents the Company's potential royalties from the sell of its recombinant EPO in the USA and in the rest of the world in the years 2020-2026 (in thousands of dollars):

Dollars in thousands	2020	2021	2022	2023	2024	2025	2026
The Company's Royalties Potential - USA
Accumulated Patients	2,235	6,705	14,528	24,585	34,643	42,465	46,935
The Drug's Selling Price Per Patient	11.7	11.7	11.7	11.7	11.7	11.7	11.7
Total Drug's Sales	26,150	78,449	169,972	287,645	405,317	496,841	549,140
Royalties Rate	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
The Company's Royalties Potential – USA	3,269	9,806	21,246	35,956	50,665	62,105	68,642

The Company's Royalties Potential - Rest of the World
Accumulated Patients	2,474	7,421	16,078	27,209	38,340	46,997	51,945
The Drug's Selling Price Per Patient	11.7	11.7	11.7	11.7	11.7	11.7	11.7
Total Drug's Sales	28,941	86,822	188,113	318,346	448,578	549,870	607,751
Royalties Rate	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
The Company's Royalties Potential - Rest of the World	3,618	10,853	23,514	39,793	56,072	68,734	75,969

The Company's Total Royalties Potential	6,886	20,659	44,761	75,749	106,737	130,839	144,611

Revenues Expectancy

As aforementioned, the Company's revenues forecast comprised of revenues from covenants, revenues from royalties in the USA and revenues from royalties in the rest of the world. Each of the mentioned categories was weighted by its accumulated probability to successes. In this manner, the predicted revenues from covenants were multiplied by the accumulated probability to success in Phase II and Phase III clinical trials and the predicted revenues from royalties were multiplied by the accumulated probability to success in Phase II and Phase III clinical trials and in the filling process.

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We assessed the Company’s success in the following drug development phases (Phase II, Phase III and registration with the authorities) on the basis of DiMasi's small molecule drugs17 research, as described in the following table:

	Small Molecule
	Probability to	Accumulated
	Success	Probability
Phase I	63%	63%
Phase II	38%	24%
Phase III	61%	15%
Filling	91%	13%

Source: DiMasi et Al. (2010).

As described in the market overview section, in light of the fact that the Company is developing a new indication for EPO, a drug that already exists and that has been approved for treatment of anemia, the Company expects to receive an exemption for the preclinical trials as well as from the Phase I clinical trial.

Accordingly, based on DiMasi's data research the Company's probability of success in each of the development stages and the accumulated probability are, as described in the following table:

	Small Molecule
	Probability to	Accumulated
	Success	Probability
Phase II	38%	38%
Phase III	61%	23%
Filling	91%	21%

Furthermore, besides the probabilities of success of the said phases, we estimated the Company’s prospects of obtaining Orphan Drug Designation in the rest of the world (as described in the Company overview section, it received an orphan drug designation on May 2011). From discussions with management and our own examinations it appears that the probability that the Company's drug will recognize as an orphan drug in Europe is higher thanks to the fact the Company's drug already recognized as an orphan drug in the USA. Accordingly, we estimated the probability that the Company's drug will recognized as an orphan drug in the rest of the world at 67%. Consequently, the Company's accumulated probability to receive royalties was multiplied by this rate.

17 There is a distinction between large molecule and small molecule. The company's drug is a small molecule drug.

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The following table presents the Company's revenues expectancy from selling the recombinant EPO in the USA and in the rest of the world for the years 2020-2026 (Dollars in thousands):

Dollars in thousands	2019	2020	2021	2022	2023	2024	2025	2026
Revenues Expectancy
Covenants Expectancy
Down Payment	25,000
Probability to Success	61%	91%
Accumulated Probability	23%	21%
Covenants Expectancy	5,795

Revenues Expectancy - USA
The Company's Potential Royalties		3,269	9,806	21,246	35,956	50,665	62,105	68,642
Accumulated Probability		21%	21%	21%	21%	21%	21%	21%
Total Revenues Expectancy - USA		689	2,068	4,482	7,584	10,687	13,100	14,479

Revenues Expectancy - Rest of the World
The Company's Potential Royalties		3,618	10,853	23,514	39,793	56,072	68,734	75,969
Probability to receive Orphan Drug Disignation		67%
Accumulated Probabilty (Orphan Drug+Success in the Developmaent Stages)		14.1%	14.1%	14.1%	14.1%	14.1%	14.1%	14.1%
Total Revenues Expectancy - Rest of the World		511	1,534	3,323	5,624	7,925	9,714	10,737

Total Revenues Expectancy	5,795	1,201	3,602	7,805	13,208	18,612	22,814	25,216

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Expenses Expectancy

Cost of Phase II and Phase III Clinical Trails

According to management's estimation, the cost of Phase II clinical trial will amount to $1.5 million, last 2.5 years, and spread evenly over the period between the third quarter of 2013 and the first quarter of 2016.

According to the Company's management estimation based on its medical advisors and conversations with companies in its field, which are in the stage of recruiting cancer patients for their Phase III clinical trial, the cost of Phase III clinical trial will amount approximately $10-20 million and last 3-4 years. Accordingly, we assumed that the Company's Phase III clinical trial cost will amount to $16 million (higher than the average range mentioned above) and spread evenly over the period between the first quarter of 2016 and the third quarter of 2019.

It should be emphasized that approval of clinical trials in Phase I, Phase II and Phase III requires the preliminary approval of the IRB/Helsinki Committee and of the regulatory health authorities in the countries where the trials are performed.

Only successful results in the advanced stages will ensure the possibility of moving from one phase to the next one. Following successful completion of the above (including Phase III), applications for approval of drug registration may be submitted to the relevant health authorities.

Accordingly, the Company's predicted Phase III clinical trial costs were multiplied by the Company's probability to success in Phase II clinical trial (the Company's predicted Phase III clinical trial costs are costs, which the Company must bear as it doesn't have to conduct Phase I clinical trial).

General and Administration Expenses

Apart from the funds required to complete drug development as discussed above, the Company bear current expenses (excluding clinical trials costs) in connection with the Patent and the activity relating thereto.

According to the Company's budget for 2013, the total general and administration and R&D expenses in this year will amount to approximately $ 1 million. These expenses include, among other: development expenses (meaning finding new technologies), management expenses on behalf of the EPO drug development, management expenses on behalf of other or new drugs or technologies.

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The management estimates that the total amount of general and administration expenses, which are attributed to the EPO drug development, will be approximately $450 thousands per year. Accordingly, it was assumed that the Company's general and administration expenses will total to approximately $450 thousands in the projected years. The predicted general and administration expenses were multiplied by the Company's accumulated probability to success in the development stages and to receive an orphan drug designation in accordance with the relevant reference in each of the forecasted years.

Payments and Royalties to Yeda

According to the licence agreement with Yeda, the Company will pay Yeda a one-time payment of $ 350 thousands six months after the successful completion of Phase II of the clinical trial, and annual licensing fee of one percent (1%) of net sells of the EPO drug.

Accordingly, it was assumed that at the completion of Phase II clinical trial in 2016, the Company will pay Yeda a payment of $350 thousands. This amount was multiplied by the probability to success in this clinical trial.

The Company's predicted royalties in each of the forecasted years was multiplied by the Company's accumulated probability to success in its clinical trials and the recognition of its drug as an orphan drug in the rest of the world, in accordance to the relevant reference in each of the forecasted years.

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The following table presents the Company's expenses expectancy on behalf of the recombinant EPO drug development, the current expenses and the payments to Yeda in the years 2013-2026 (in thousands of dollars):

Dollars in thousands	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Expenses Expectancy
Expectancy Cost Phase II
Phase II Cost	150	600	600	150
Probability	100%	100%	100%	100%
Expectancy Cost Phase II	150	600	600	150

Expectancy Cost Phase III
Phase III Cost				3,429	4,571	4,571	3,429
Accumulated Probability				38%	38%	38%	38%
Expectancy Cost Phase III				1,303	1,737	1,737	1,303

Expectancy R&D (excluding clinical trails' costs) and G&A Expenses
R&D (excluding clinical trails' costs) and G&A Expenses	450	450	450	450	450	450	450	450	450	450	450	450	450	450
Accumulated Probability	100%	100%	100%	38%	38%	38%	23%	18%	18%	18%	18%	18%	18%	18%
Expectancy R&D (excluding clinical trails' costs) and G&A Expenses	450	450	450	171	171	171	104	82	82	82	82	82	82	82

Expectancy Payment to YEDA if Phase II is successfully completed
Payment				350
Probability				38%
Expectancy Payment to YEDA if Phase II is successfully completed				133

Royalties Expectancy to Yeda
Royalties							250	66	199	430	729	1,027	1,258	1,391
Accumuled Probability							23%	18%	18%	18%	18%	18%	18%	18%

Royalties Expectancy to Yeda							58	12	36	78	132	186	228	252

Total Expenses Exepctancy	600	1,050	1,050	1,757	1,908	1,908	1,465	94	118	160	214	268	310	334

Section 5: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

45

Estimating an Impairment Loss of Intangible Asset

Estimating IP Value in Use in the DCF Method

Taxes

In the calculation of the after tax cash flows a 25% tax rate was taken into account, similar to the tax rate in Israel. It is important to indicate that in accordance with international standards (IAS 36) the cash flows are presented before income taxes.

Investment Forecast

Fixed Assets Investment

In conformity with international standards, future negative cash flows that improve or increase the asset’s performance level, must not be taken into account when estimating the asset’s value in use, and positive cash flows deriving from such investments must be neutralized. While it is necessary, in the context of cash flows, to take cash outflows necessary for maintaining the level of future projected economic benefits likely to derive from the asset in its present situation, however, in this case, we do not anticipate a need for investment in structures and/or office equipment and/or computers etc.

Working Capital Investment

There is no need for the Company to invest in working capital.

WACC

When applying the Income Approach, the cash flows expected to be generated by a business are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. According to IAS 36, while measuring the recoverable amount, no income tax receipts or payments should be included. Therefore, we should measure a Pre-tax discount rate. According to our estimation the pre-tax discount rate totals to approximately 25.5%.

This return, known as the weighted average cost of capital (“WACC”) is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected industry capital structure.

The general formula for calculating the WACC is:

WACC	= Kd (D%) + Ke (E%) , where:

WACC=	Weighted average rate of return on invested capital;

Kd=	After-tax rate of return on debt capital;

D%=	Debt capital as a percentage of the sum of the debt, preferred and common equity capital (“Total Invested Capital”);

Ke=	Rate of return on common equity capital; and

E%=	Common equity capital as a percentage of the Total Invested Capital.

CAPM has been empirically tested and is widely accepted for the purpose of estimating a company’s required return on capital. In applying the CAPM, the rate of return on capital is estimated as the current risk-free rate of return on Israeli Governmental bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the valued company. Beta is defined as a risk measure that reflects the sensitivity of a company’s stock (or capital) price to the movements of the stock market as a whole.

Section 5: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

46

Estimating an Impairment Loss of Intangible Asset

Estimating IP Value in Use in the DCF Method

The CAPM rate of return on capital is calculated using the following formula:

Ke = Rf + β(Rm * Rf)+ SCP+ Sp Where;

Ke=	Rate of return on capital (in this case, Total Invested Capital);

Rf=	Risk free rate of return;

Β=	Beta or systematic risk for this type of capital investment (in this case, asset beta);

In order to calculate the beta we based on Damodaran's data on companies, operating in the drug market.

Rm – Rf=	Market risk premium; the expected return on a broad portfolio of stocks in the market (Rm) less the risk free rate (Rf);

SRP	Small cap premium - Ibbotson valuation edition 2012 yearbook;

SCP	Specific Premium;

Since most of biotechnology companies are unleveraged the debt weight was determined to be 0%.

Following are the parameters that served for the calculation of the Company's WACC as of December 31, 2012:

Parameter	Symbolization	Value	Source
Beta	ß	0.88	Damodaran and comparable companyies
Rf	Rf	1.44%	www.rbtv.co.il
Risk Premium	Rm-Rf	7.08%	Israeli market risk premium as of 2012
Additional Risk Small Company	SRP	11.77%	Ibbotson 2012
Additional Specific risk	SCP	3.00%	Specific Risk Premium due to uncertainty in recruitment of financing sources
Cost of Capital	Ke	22.4%	Rf +ß*(Rm-Rf)+SRP
WACC	WACC	22.4%	(1-T)*Kd + (E/V)*Ke)D/V(

Section 5: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

47

Estimating an Impairment Loss of Intangible Asset

Estimating IP Value in Use in the DCF Method

The following table presents the IP's free cash flows forecast in the years 2013-2026 based on the assumptions detailed above (Dollars in thousands):

Dollars in Thousands	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Profit (Loss) Before Taxes	(600)	(1,050)	(1,050)	(1,757)	(1,908)	(1,908)	4,330	1,107	3,485	7,645	12,995	18,344	22,505	24,882
Changes in Working Capital	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Free Cash Flaws	(600)	(1,050)	(1,050)	(1,757)	(1,908)	(1,908)	4,330	1,107	3,485	7,645	12,995	18,344	22,505	24,882

Capitalized Cash Flaws	(536)	(747)	(595)	(794)	(687)	(547)	990	202	506	884	1,198	1,347	1,317	1,161

Recoverable Amount	3,699

As presented in the table above, the IP's recoverable amount is $ 3,699 thousands.

*Due to the fact that the date of the asset's amortization is unknown, we didn't take under consideration tax asset, which reflects the Company's future tax benefit.

Section 5: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

48

Estimating an Impairment Loss of Intangible Asset

Estimating IP Value in Use in the DCF Method

Sensitivity Analysis

The following table presents the sensitivity analysis for the IP's recoverable amount, according to growth and discount rates (Dollars in thousands):

Royalties Rate

	Pre-Tax WACC

	22%	23%	24%	25%	26%	27%	28%

10%	4,426	3,813	3,264	2,770	2,327	1,929	1,571

11%	4,832	4,184	3,602	3,080	2,610	2,188	1,808

12%	5,239	4,555	3,941	3,389	2,893	2,447	2,046

13%	5,646	4,926	4,280	3,699	3,177	2,707	2,284

14%	6,052	5,297	4,619	4,009	3,460	2,966	2,521

15%	6,459	5,668	4,958	4,318	3,743	3,225	2,759

16%	6,866	6,039	5,296	4,628	4,026	3,485	2,996

Section 5: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

49

Section 6

Determining an Impairment Loss

Section 6: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

50

Determining an Impairment Loss

Carrying Amount

In order to determine whether there is an impairment loss we compared the IP's recoverable amount to its carrying amount.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the asset shall be reduced to its recoverable amount.

Determining an Impairment Loss

Based on our study the IP's recoverable amount is higher than its carrying amount, and therefore we have concluded that the Company's IP isn't deemed to be impaired.

Section 6: Estimating an Impairment Loss of Intangible Asset XTL Biopharmaceuticals Ltd.

51

XTL BIOPHARMACEUTICALS LTD.

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH

REGULATION 9C TO THE ISRAELI SECURITIES REGULATIONS

(PERIODIC AND IMMEDIATE REPORTS), 1970

FOR 2012

XTL BIOPHARMACEUTICALS LTD.

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH

REGULATION 9C TO THE ISRAELI SECURITIES REGULATIONS

(PERIODIC AND IMMEDIATE REPORTS), 1970

FOR 2012

INDEX

Page

Auditors' Report	2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	3 - 4

Income and Expenses Included in the Consolidated Financial StatementsAttributable to the Company Itself as a Parent	5

Cash Flows Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	6 - 7

Notes and Additional Information to the Financial Data	8 - 16

- - - - - - - - - - - - - - - -

To: The Share Owners of

XTL Biopharmaceuticals LTD

Auditors special report on the separate financial information in accordance with regulation 9c' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970.

We have audited the separate financial information as set forth in regulation 9c' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd. (hereafter - the Company) as of December 31, 2012 and 2011, and for each of the three years ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used in preparing the separate financial information and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial information is prepared, in all material respects, according to regulation 9c' of the Israeli Securities Exchange Regulation (Interim and Immediate Reports) - 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
March 24, 2013	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

XTL Biopharmaceuticals Ltd.

Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

		December 31,
		2012	2011
	Note	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	241	65
Short-term deposits	4	1,008	192
Accounts receivable	5	109	61
Convertible loan granted to investee		352	-
Receivables for investees		94	77
Restricted deposits		22	21

		1,826	416
NON-CURRENT ASSETS:
Property, plant and equipment , net		31	32
Intangible assets		5	5

		36	37
Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees		6,541	3,706

Total assets attributable to the Company itself as a parent		8,403	4,159

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

		December 31,
		2012	2011
	Note	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	6	97	33
Payables for investees		365	173
Other accounts payable	7	588	509

		1,050	715
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital		5,997	5,335
Share premium and options		147,475	141,385
Accumulated deficit		(143,560)	(143,276)
Treasury shares		(2,469)	-
Other capital reserves		114	-
Reserve from transactions with non-controlling interests		(204)	-

Total equity		7,353	3,444

Total liabilities and equity		8,403	4,159

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial data by the Company's Board: March 24, 2013.

XTL Biopharmaceuticals Ltd.

Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands

Research and development expenses	(92)	(158)	(63)
General and administrative expenses	(2,379)	(1,002)	(1,136)
Other gains (losses), net	787	(3)	-

Operating loss	(1,684)	(1,163)	(1,199)

Finance income	51	45	-
Finance expenses	(57)	(8)	(36)

Finance income (expenses), net	(6)	37	(36)

Loss after finance income (expenses)	(1,690)	(1,126)	(1,235)

Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the consolidated financial statements operating results of investees	300	(81)	(22)

Loss for the year attributable to equity holders of the parent	(1,390)	(1,207)	(1,257)

Other comprehensive income:
Foreign currency translation differences	114	-	-

Total other comprehensive income	114	-	-

Total comprehensive loss for the year attributable to equity holders of the parent	(1,276)	(1,207)	(1,257)

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

	Year ended December 31,
	2012	2011	2010
	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the year	(1,390)	(1,207)	(1,257)
Adjustments to reconcile loss to net cash provided by (used in) operating activities (a)	139	(3)	542
Net cash flows from operating activities relating to transactions with investees	125	(591)	709

Net cash used in operating activities	(1,126)	(1,801)	(6)

Cash flows from investing activities:

Acquisition of subsidiary	(149)	-	-
Investment in associate	(1,658)	-	-
Decrease (increase) in restricted deposit	-	25	(6)
Increase in short-term bank deposits	(798)	(190)	-
Purchase of property, plant and equipment	(6)	(12)	(16)
Other investments	(29)	(8)	(81)
Net cash flows from investing activities relating to transactions with investees	(330)	-	-

Net cash used in investing activities	(2,970)	(185)	(103)

Cash flows from financing activities:

Proceeds from issuance of shares and options	2,418	1,741	-
Receipts from exercise of stock options into shares	1,865	3	7

Net cash provided by financing activities	4,283	1,744	7

Increase (decrease) in cash and cash equivalents	187	(242)	(102)
Gains (losses) from exchange rate differences on cash	(11)	(2)	5
Cash and cash equivalents at the beginning of the year	65	309	406

Cash and cash equivalents at the end of the year	241	65	309

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

		Year ended December 31,
		2012	2011	2010
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	5	94	39
	Loss from disposal of property, plant and equipment	2	3	-
	Share-based payment transactions to employees and others	1,106	73	219
	Gains (losses) from exchange rate differences on operating activities	11	2	(5)
	Gain from bargain purchase	(795)	-	-
	Revaluation of short-term deposits	(19)	(2)	-
	Loss from change in holding rate in associate	5	-	-
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the consolidated financial statements operating results of investees	(300)	81	22

		15	251	275
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	(48)	47	(79)
	Increase (decrease) in trade payables	64	(96)	41
	Increase (decrease) in other accounts payable	108	(205)	305

		124	(254)	267

		139	(3)	542
(b)	Non-cash transactions:

	Deferred charges in connection with the Kitov acquisition recorded in "other investments"	12	-	-
	Issuance of treasury shares to subsidiary	2,469	-	-
	Deferred charges in connection with the Bio-Gal transaction recorded in "intangible assets" and "other investments"	-	-	40
	Purchase of Xtepo Ltd. for the issuance of the Company's shares in the Bio-Gal transaction	-	-	3,738
	Purchase of exclusive right to examine a medical technology for a 15-month period against equity	-	-	120
	Purchase of property, plant and equipment on suppliers' credit	-	-	6

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate financial information	-	separate financial information disclosed in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Unless stated otherwise, all the terms used within the scope of the separate financial information are as these terms are defined in the Company's consolidated financial statements for 2012 ("the consolidated financial statements").

Investee	-	subsidiary or associate.

Intragroup transactions	-	the Company's transactions with subsidiaries.

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated financial statements.

b.	The principles of preparation of the separate financial information:

The separate financial information has been prepared in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Regulation 9c") including all the particulars specified in the Tenth Addendum to said Regulations ("the Addendum"), and subject to the clarifications specified in "Clarification Regarding the Corporation's Separate Financial Statements", which was published on the website of the Israeli Securities Authority on January 24, 2010 and which addresses how to apply said Regulation and Addendum ("the ISA Staff Clarification").

The separate financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in conformity with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27 - "Consolidated and Separate Financial Statements" in particular. Nonetheless, the accounting policy specified in Note 2 to the consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the consolidated financial statements, were applied for the purpose of presenting the separate financial information, mutatis mutandis deriving from that stated hereunder.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

Disclosures are also included in the notes to be presented hereunder, concerning additional material information, in conformity with the disclosure requirements specified in Regulation 9c and as specified in the Addendum and subject to the ISA Staff Clarification, to the extent that such information was not included in the consolidated financial statements in a way explicitly referring to the Company itself as a parent.

1.	Assets and liabilities included in the consolidated financial statements attributable to the Company itself as a parent:

Sums of the assets and liabilities included in the consolidated statements of financial position are presented and categorized, after eliminating intercompany balances that were eliminated in the consolidated financial statements and attributed to the Company itself as a parent, according to types of assets and liabilities. The classification of these data is consistent with the classification in the consolidated statements of financial position. The said sums of assets and liabilities reflect the assets and liabilities included in the consolidated statements of financial position, with the exception of sums of assets and liabilities of investees, and with the addition or deduction, as the case may be, of intercompany balances that were eliminated in the consolidated financial statements.

In addition, a net sum is presented, based on the consolidated statements of financial position, attributable to equity holders of the parent, of total assets less total liabilities, which present financial information of investees in the consolidated statements of financial position.

Such presentation causes the equity attributable to equity holders of the parent, on the basis of the consolidated financial statements, to be identical to the Company's equity as derived from the separate financial information.

2.	Income and expenses included in the consolidated financial statements attributable to the Company itself as a parent:

Sums of income and expenses included in the consolidated financial statements are presented and categorized, after eliminating intercompany income and expenses that were eliminated in the consolidated financial statements and attributed to the Company itself as a parent, according to types of income and expenses.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

The classification of these data is consistent with the classification in the consolidated statements of comprehensive loss. The said sums of income and expenses reflect the income and expenses included in the consolidated statements of comprehensive loss, with the exception of sums of income and expenses of investees, and with the addition or deduction, as the case may be, of intercompany income and expenses that were eliminated in the consolidated financial statements.

In addition, a net sum is presented, based on the consolidated financial statements attributable to equity holders of the parent, of total income less total expenses, which present operating results of investees in the consolidated financial statements.

Such presentation causes the total income for the year attributable to equity holders of the parent, on the basis of the consolidated financial statements, to be identical to total income for the year attributable to equity holders of the parent as derived from the separate financial information.

3.	Cash flows included in the consolidated financial statements attributable to the Company itself as a parent:

Sums of cash flows included in the consolidated financial statements attributed to the Company itself as a parent are presented as taken from the consolidated statements of cash flows (i.e., the balances of the sums after eliminating intercompany cash flows in the consolidated financial statements), segmented and itemized according to the components of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. In addition, net intercompany cash flows are presented separately under each of the said activities.

The classification of these data is consistent with the classification in the consolidated financial statements. The said sums reflect the cash flows included in the consolidated financial statements, with the exception of cash flows of investees.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 2: -	Classification of Instruments by Groups in conformity with IAS 39, "Financial Instruments: Recognition and Measurement"

As of December 31, 2012 and 2011, all of the financial assets have been categorized under loans and receivables and all of the financial liabilities as of those dates have been categorized under other financial liabilities at amortized cost.

Note 3: -	Cash and Cash Equivalents Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent

The composition of the cash and cash equivalents included in the consolidated financial statements attributable to the Company itself as a parent is as follows:

	December 31,
	2012	2011
	U.S. dollars in thousands

Cash at banks and on hand	197	46
Bank deposits for periods of three months or less	44	19

	241	65

The cash and cash equivalents included in the consolidated financial statements and attributable to the Company itself as a parent are denominated in or linked to the following currencies:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	39	4
NIS (not linked to the Israeli CPI)	201	60
Other currencies	1	1

	241	65

Note 4:-	Short-term deposits

The deposits as of December 31, 2012 in the amount of $ 1,008 thousand are denominated in U.S. dollars and earn interest at the annual rate of 1.75%.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 5: -	Accounts Receivable

a.	Composition:

	December 31,
	2012	2011
	U.S. dollars in thousands

Government authorities	41	15
Prepaid expenses	32	38
Other receivables	36	8

	109	61

The carrying amount of accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

b.	The carrying amount of accounts receivable which represent monetary items is denominated in NIS and amounts to $ 77 thousand and $ 23 thousand as of December 31, 2012 and 2011, respectively.

Note 6: -	Trade Payables

a.	Composition:

	December 31,
	2012	2011
	U.S. dollars in thousands

Open accounts	87	28
Checks payable	10	5

	97	33

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 6: -	Trade Payables (Cont.)

b.	The carrying amount of trade payables are denominated in the following currencies:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	74	20
NIS (not linked to the Israeli CPI)	22	12
Other currencies	1	1

	97	33

Note 7: -	Other Accounts Payable

a.	Composition:

	December 31,
	2012	2011
	U.S. dollars in thousands

Employees and payroll accruals	338	206
Accrued expenses	241	297
Other	7	6

	586	509

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2012	2011
	U.S. dollars in thousands

U.S. dollars	236	293
NIS (not linked to the Israeli CPI)	350	216

	586	509

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 8: -	Disclosure of the Liquidity Risk Deriving from Financial Liabilities Attributable to the Company Itself as a Parent

The cash flow forecast is made by the Company's management both at the level of the various entities in the Group and on an aggregated basis. The Company's management monitors rolling forecasts of the Company's liquidity requirements to ensure it has sufficient cash to meet operation. The Company does not use borrowing facilities. These forecasts take into consideration several factors such as raising capital to finance operation and certain liquidity ratios that the Company strives to achieve.

Surplus cash held to finance operating activities is invested in interest-bearing investment channels, such as current accounts, time deposits and other solid channels. These investment channels were chosen by reference to their appropriate maturity or liquidity to provide sufficient cash balances to the Group, according to the abovementioned forecasts.

As of December 31, 2012 and 2011, the maturity of the Company's financial liabilities is less than one year from each reporting date.

Note 9:-	Taxes on Income

a.	Taxation of the Company in Israel, the tax rates, encouragement laws applicable to the Company and its tax assessments:

For details about how the Company's results are measured in Israel for tax purposes and about the tax rates applicable to its income and the encouragement laws applicable to it, and regarding the Company's tax assessments, see Note 27 to the consolidated financial statements.

b.	Carryforward tax losses and real loss on sale of marketable securities of the Company itself:

Carryforward tax losses of the Company for the years ended December 31, 2012 and 2011 total approximately $ 26 and $24, respectively, after giving effect to the agreement signed with the Tax Authority in connection with the Bio-Gal transaction (see Note 271c to the consolidated financial statements). The Company did not recognize deferred taxes for these losses because their utilization is not probable.

The Company's carryforward capital losses on securities (including carryforward losses on securities which have not yet been offset), which have not yet been offset for tax purposes and other carryforward capital losses for tax purposes total approximately $ 0.19 million as of December 31, 2012 after giving effect to the agreement signed between the Company and the Tax Authority in connection with the Bio-Gal transaction (see Note 27c to the consolidated financial statements). These losses may be used only against capital gains (including, since 2006, against gains on marketable securities).

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 9:-	Taxes on Income (Cont.)

A real loss for tax purposes on sale of securities through December 31, 2005 which was not offset by December 31, 2012 totals approximately $ 13 thousand. This loss is deductible in the coming years only against real gains on marketable securities, if available in these years. No deferred taxes were recognized for this loss because its utilization in the foreseeable future is not probable.

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

Note 10: -	Relations, Engagements, Loans, Material Investments and Transactions between the Company and Its Investees

a.	Investments and holding rates in investees:

1.	For details about the scopes of the investments and the holding rates in investees, see Notes 5, 11 and 12 to the consolidated financial statements.

2.	In March 2012, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of approximately $ 23 thousand already previously advanced to XTL Biopharmaceuticals Inc.

b.	Transactions with the subsidiary:

The Company granted InterCure a loan convertible into shares totaling $ 330 thousand for a period of up to ten months bearing an overall interest rate of 15%. The Company has the right to convert the loan into an additional 7,620,695 shares of InterCure which will represent upon conversion and assuming full dilution as of the date of completion of the transaction about 16.15% of InterCure's issued and outstanding share capital.

c.	Sales to the Company's associate:

From the date of acquisition of the investment in an associate (see Note 12 to the consolidated financial statements), no transactions were carried out with the associate.

Note 11: -	Events after the Reporting Period

a.	In March 2013, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of approximately $ 54 thousand already previously advanced to XTL Biopharmaceuticals Inc.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with

Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 11: -	Events after the Reporting Period (Cont.)

b.	On March 3, 2013, the Company notified a subsidiary, InterCure, that if the Company decides not to convert the loan granted to InterCure into shares, it will provide InterCure another six months to repay the loan ("the repayment date"), provided that if any funds are received from InterCure of any source, excluding receipts from operating income, by the repayment date, InterCure will be required to repay the outstanding loan amount, or any part thereof, in installments of at least $ 50 thousand each.

- - - - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

INDEX

Page

Special Auditors' Report	2

Pro forma Consolidated Statements of Comprehensive Loss	3

Notes to Pro forma Consolidated Financial Statements	4 - 7

- - - - - - - - - - - -

Auditor’s Special Report on Proforma Financial Information Pursuant to Regulation 9A to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the proforma consolidated comprehensive loss statement of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, for the three consecutive years ending December 31 2012. The preparation and fair presentation of this proforma consolidated profit and loss statement is the sole responsibility of the Board of directors and Management of the company. Our responsibility is to express a conclusion on this proforma consolidated profit and loss statement based on our audit of the company.

We did not audit the financial statements for 2010 and 2011 of a subsidiary whose proforma revenue in consolidation represent 100% of all consolidated proforma revenue for the period then ended. The financial statements of that company were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors Regulations (Mode of Performance) - 1973, and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the proforma financial statements referred to above present fairly, in all material respects, the proforma results of operations for each of the three years ended on December 31, 2012, in conformity with Intenational Financial Reporting Standards (“IFRS”), with Regulation 9A to the Israel Securities Regulations (Periodic and Immediate Reports), 1970, and the proforma assumptions detailed in these proforma financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
March 24, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel,

P.O Box 50005 Tel-Aviv 61500 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

Condensed Pro forma Consolidated Statements of Comprehensive Loss

	Year ended December 31,
	2012	2011	2010
	Audited
	U.S. dollars in thousands (except per share data)

Revenues	2,267	3,171	3,728
Cost of sales	(746)	(972)	(1,156)

Gross profit	1,521	2,199	2,572

Research and development expenses	(186)	(380)	(354)
Selling and marketing expenses	(1,595)	(1,855)	(2,412)
General and administrative expenses	(3,054)	(1,930)	(2,835)
Other gains, net	7	7	825

Operating loss	(3,307)	(1,959)	(2,204)

Finance income	145	60	7
Finance expenses	(23)	(30)	(101)

Finance income (expenses), net	122	30	(94)

Earnings from investment in associate	569	-	-

Loss before taxes on income	(2,616)	(1,929)	(2,298)
Taxes on income	-	(11)	(13)

Net loss for the year	(2,616)	(1,940)	(2,311)

Other comprehensive income:
Foreign currency translation adjustments of foreign operations	114	-	-

Total other comprehensive income	114	-	-

Total comprehensive loss for the year	(2,502)	(1,940)	(2,311)

Net loss the year attributable to:
Equity holders of the Company	(2,242)	(1,579)	(1,406)
Non-controlling interests	(374)	(361)	(905)

	(2,616)	(1,940)	(2,311)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(2,128)	(1,579)	(1,406)
Non-controlling interests	(374)	(361)	(905)

	(2,502)	(1,940)	(2,311)

Basic and diluted loss per share (in U.S. dollars)	(0.010)	(0.008)	(0.012)

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements by the Company's Board: March 24, 2013.

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Consolidated Financial Statements as of December 31, 2012

NOTE 1:-      A DESCRIPTION OF THE PRO FORMA EVENT

On June 13, 2012, the Company entered into an agreement in principles with InterCure according to which, subject to carrying out the debt settlement pursuant to Article 350 to the Israeli Companies Law, 1999 ("the settlement") before the transaction in which InterCure will convert its entire debts into Ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees) is consummated, the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand.

As part of the prerequisites underlying the agreement, InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value in consideration of a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each whose value on the date of signing the agreement measured according to the quoted market price of the Company's shares on the Tel-Aviv Stock Exchange approximated $ 2.2 million, and which represents a value of InterCure of $ 1.75 million before the money, but after all of InterCure's debts are converted as described above ("InterCure's adjusted value"). The fair value of the Company's shares on the date of consummation of the transaction was approximately $ 2,469 thousand. In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held approximately 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's adjusted value amounted to approximately $ 460 thousand.

Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure is approximately 23.69% of the issued and outstanding share capital of InterCure (approximately 18.61% on a fully diluted basis, as of the date of the loan's conversion).

The Company's stake in InterCure's issued and outstanding share capital as of the date of signing the financial statements is approximately 45.41%. If the Company converts the loan extended to InterCure into shares, its stake in InterCure will be approximately 54.72%. If all the stock options granted to employees and directors in InterCure that have not yet expired or been forfeited are exercised and assuming the loan is converted as discussed above, the Company's stake in InterCure will reach approximately 52.77%.

On October 28, 2012, InterCure allocated 20,185,184 performance-based stock options that are exercisable into 20,185,184 Ordinary shares with no par value to Gibuv Ltd. ("Gibuv") (see Note 18a below). If all the performance-based stock options granted to Gibuv are exercised and assuming the loan is converted as discussed above and all the stock options granted to employees and directors in InterCure that have not yet expired or been forfeited are exercised, the Company's stake in InterCure will be approximately 36.76% of InterCure's issued and outstanding share capital. As of the date of signing these financial statements, said stock options have not yet vested.

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Consolidated Financial Statements as of December 31, 2012

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The condensed pro forma consolidated financial statements ("pro forma statements") have been prepared in conformity with Regulation 38b to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The significant accounting policies adopted in the preparation of the pro forma statements are consistent with those followed in the preparation of the consolidated financial statements of the Company, except as described in Note 3 below.

NOTE 3:-    ASSUMPTIONS USED IN THE PREPARATION OF THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

a.	The condensed pro forma consolidated statements of comprehensive loss were presented in order to reflect the results of the Group's operations had InterCure's acquisition transaction been completed on January 1, 2010.

b.	Since the date of the pro forma investment (January 1, 2010), the Company's stake in InterCure is 50.79% of the issued and outstanding share capital of InterCure.

c.	InterCure completed the debt settlement prior to the closing of the transaction, namely on December 31, 2009. Accordingly, finance expenses recognized by InterCure on its interest-bearing financial liabilities that were converted as part of InterCure's debt settlement have been deducted from finance expenses. However, finance expenses have been adjusted to reflect the interest on the loan that Medica Fund provided InterCure.

NOTE 4:-      SEGMENT REPORTING

The Group's management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker ("CODM") and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Consolidated Financial Statements as of December 31, 2012

NOTE 4:-     SEGMENT REPORTING (Cont.)

a.	Segment reporting data disclosed below assume that InterCure acquisition was completed on January 1, 2010:

	Year ended December 31, 2012
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	1,872	383	12	-	-	2,267
Inter-segment revenues	-	-	755	-	(755)	-

Total revenues	1,872	383	767	-	(755)	2,267

Segment results	(87)	(56)	3	(388)	-	(528)

Unallocated joint expenses						(2,785)
Other expenses, net						7
Finance income (expense), net						122
Earnings from investment in associate						569

Loss before taxes on income						(2,616)

	Year ended December 31, 2011
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	2,643	394	134	-	-	3,171
Inter-segment revenues	-	-	761	-	(761)	-

Total revenues	2,643	394	895	-	(761)	3,171

Segment results	(39)	(188)	34	(379)	-	(572)

Unallocated joint expenses						(1,394)
Other expenses, net						7
Finance income (expense), net						30

Loss before taxes on income						(1,929)

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Consolidated Financial Statements as of December 31, 2012

NOTE 4:-        SEGMENT REPORTING (Cont.)

	Year ended December 31, 2010
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	3,002	565	161	-	-	3,728
Inter-segment revenues	-	-	1,128	-	(1,128)	-

Total revenues	3,002	565	1,289	-	(1,128)	3,728

Segment results	(187)	(391)	135	(272)	-	(715)

Unallocated joint expenses						(2,314)
Other expenses, net						825
Finance income (expense), net						(94)

Loss before taxes on income						(2,298)

- - - - - - - - - - - -

Chapter D – Additional Corporate Information

Corporation Name:	XTL Biopharmaceuticals Ltd. ("the Company")

Company No. :	52-003947-0

Address:	85 Medinat Hayehudim (Building G) POB 4033 Herzliya Pituah 46766, Israel
(Regulation 25a)

Telephone:	09-9557080
(Regulation 25a)

Fax:	09-9519727
(Regulation 25a)

Email:	IR@xtlbio.com
(Regulation 25a)

Balance Sheet Date:	December 31, 2012
(Regulation 9)

Report Date:	March 24, 2013
(Regulation 7)

1

Regulation 10a	Summary of the Quarterly Statements of Income

Line item	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012
	USD in thousands
Revenues	-	-	343	595	938
Cost of sales	-	-	(156)	(224)	(380)
Gross profit	-	-	187	371	558
Research and development expenses	(17)	(26)	(38)	(18)	(99)
Selling and marketing expenses	-	-	(211)	(637)	(848)
General and administrative expenses	(384)	(591)	(898)	(896)	(2,769)
Other gains, net	-	-	795	7	802
Operating loss	(401)	(617)	(165)	(1,173)	(2,356)
Finance income	33	(17)	15	29	60
Finance expenses	(1)	(41)	-	27	(15)
Earnings from investment in associate	-	-	-	569	569
Loss for the period	(369)	(675)	(150)	(548)	(1,742)
Other comprehensive income:
Foreign currency translation differences	-	-	-	114	114
Total other comprehensive income	-	-	-	114	114
Total comprehensive loss for the period	(369)	(675)	(150)	(434)	(1,628)
Loss the period attributable to:
Equity holders of the parent Comapny	(369)	(675)	(50)	(296)	(1,390)
Non-controlling interests	-	-	(100)	(252)	(352)
	(369)	(675)	(150)	(548)	(1,742)
Total comprehensive loss for the period attributable to:
Equity holders of the parent Comapny	(369)	(675)	(50)	(182)	(1,276)
Non-controlling interests	-	-	(100)	(252)	(352)
	(369)	(675)	(150)	(434)	(1,628)

Regulation 10c	Use of Securities Proceeds while Referring to Proceed Goals in accordance with the Prospectus

The Company completed the offering in accordance with the prospectus and the supplementary notice on March 7, 2011. As of the date of this report, no material change has been made in the designation of the securities proceeds as stipulated in Chapter E of the Company's prospectus from February 28, 2011.
As specified in the prospectus, the Company designates the issuance proceeds for financing the Group's operating activities and for continuing the R&D activity of the Group's drugs in accordance with the decisions of the Board, as they are made from time to time, and based on the Group's business objectives. These costs consist of preparations for the phase 2 clinical trial on the rHuEPO drug for treating Multiple Myeloma patients in the context of which the Company conducts a study for preliminary data collection of the existence of specific proteins in the blood of a group of Multiple Myeloma patients to assist in focusing the phase 2 clinical trial protocol. These costs also include medical regulatory costs, patent maintenance and examining and acquiring other technologies (such as the SAM-101), the InterCure transaction as well as business development activities and the Company's ongoing management and operation. The remaining issuance proceeds are invested by the Company in short-term deposits in U.S. dollars and in NIS based on the projected expenses and the Board's approval.

2

Regulation 11	List of Investments in Subsidiaries and Related Companies as of the Report Date

Company name	No. of shares on Stock Exchange	Type of shares	No. of shares	Par value per share		Quoted market price in NIS [1]	% of holding of total securities	% of holding of voting rights	% of holding of authority to appoint directors	Cost in USD in thousands		Carrying amount in USD in thousands
InterCure Ltd.*)	1106376	Ordinary	16,839,532		None	0.447	45.41	45.41	45.41	2,618	[2]	2,916	[2]
InterCure Inc.	-	Ordinary	200		$2	-	45.41	45.41	45.41	2,000		123
XTL Biopharmaceuticals Inc. (USA)	-	Ordinary	1,000		$0.01	-	100	100	100	21,428		(163)
XTEPO Ltd.	-	Ordinary	133,063,688	NIS	0.10	-	100	100	100	3,925		3,732
Proteologics Ltd.	1118116	Ordinary	4,620,356	NIS	1.00	0.844	31.24	31.24	31.24	1,658		2,336

[1]	The quoted market price as of the statement of financial position date, or, if trading did not take place on said date, on the last trading date before the statement of financial position date.

[2]	This value includes the Company's shares issued to InterCure in the context of the transaction in the amount of approximately $ 2,469 thousand which are accounted for as treasury shares in the financial statements.

3

*)        Outstanding loans as of the date of the report

InterCure Ltd. ("InterCure") - on July 25, 2012, as part of the transaction in which the Company acquired the control over InterCure, the Company granted InterCure a convertible loan of $ 330 thousand for a period of up to ten months bearing an overall interest rate of 15%. The Company has the right to convert the loan into an additional 7,620,695 shares of InterCure which will represent, upon conversion of the loan, as of the date of the report, about 17.05% of InterCure's issued and outstanding share capital (about 11.45% on a fully diluted basis).

InterCure Inc. - as of December 31, 2012, the balance includes cost of $ 2,000 thousand, current accounts with InterCure totaling $ 21,155 thousand with no maturity date and no interest and an outstanding shareholders' loan from InterCure totaling $ 668 thousand, bearing interest of Libor + 5%.

Regulation 12	Changes in Investments in Subsidiaries and Related Companies during the Report Period

Investment in InterCure Ltd.

On July 25, 2012, the Company completed a transaction for acquiring 16,839,532 Ordinary shares of InterCure with no par value representing, upon allocation, about 50.79% of InterCure's issued and outstanding share capital in return for an amount of $ 150 thousand and the allocation of 165,662 Ordinary shares of NIS 0.1 par value each of the Company whose value as of the date of signing a term sheet on June 13, 2012 totaled approximately $ 2.2 million and as of the date of completion of the transaction totaled approximately $ 2,469 thousand. The Company also granted InterCure a loan of $ 330 thousand for a period of ten months bearing an overall interest rate of 15%. The Company has the right to convert the loan into 7,620,695 Ordinary shares of InterCure with no par value which will represent, upon conversion of the loan, about 17.05% of InterCure's issued and outstanding share capital (about 11.45% on a fully diluted basis).
The Company's stake in InterCure as of December 31, 2012 is about 45.41% of InterCure's issued and outstanding share capital. If the Company converts the loan extended to InterCure into shares, its stake in InterCure will be about 54.72% of InterCure's issued and outstanding share capital.

Investment in Proteologics Ltd.

On November 21, 2012, in an off-market transaction, the Company acquired from Teva Pharmaceutical Industries Ltd. 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics Ltd. ("Proteologics"), representing about 31.35% of Proteologics' issued and outstanding share capital in consideration of approximately NIS 6.5 million (approximately $ 1.7 million). As of December 31, 2012, and given that from the date of acquisition through the date of the report 51,277 unlisted stock options granted to employees in Proteologics were exercised, the Company holds about 31.24% of Proteologics' issued and outstanding share capital.

4

Regulation 13	The Total Profit of the Subsidiaries and Related Companies and the Company's Revenues therefrom as of the Balance Sheet Date

Company name	Income (loss) before taxes	Comprehensive income (loss)	Income (loss) attributable to equity holders of the parent Company	Dividend	Management fees	Interest
InterCure Ltd.	(649)	(649)	(297)	-	-	27	*)
Proteologics Ltd.	(461)	(461)	(144)	-	-	-
XTL Biopharmaceuticals Inc. (USA)	(25)	(25)	(25)	-	-	-
XTEPO Ltd.	53	53	53	-	-	-

*)        Represents interest in respect of a loan convertible into shares for a period of ten months totaling $ 330 thousand bearing overall interest of 15% (see Regulation 12 above). If the Company decides to convert the loan into shares, it will not be entitled to receive the accrued interest in its respect.

Regulation 20	Trading on the Stock Exchange – Securities that were listed for Trade or Delisted during the Report Period

1. On March 18, 2012, the Company listed for trade 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each allocated in a private placement. In said private placement and in an additional issuance, the Company allocated to optionees 3,853,454 stock warrants (series A) and 1,926,727 stock warrants (series B).
The stock warrants (series A) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to September 17, 2012 for an exercise price of NIS 1.046 per share, linked to the U.S. dollar. Until September 17, 2012, 560,000 stock warrants (series A) were exercised into 560,000 Ordinary shares of NIS 0.1 par value each for total proceeds of approximately $ 155 thousand. On September 17, 2012, based on the terms of the private placement, 3,293,454 stock warrants (series A) of the Company expired.
The stock warrants (series B) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to March 17, 2015 for an exercise price of NIS 1.124 per share, linked to the U.S. dollar.

5

2.	In 2012, 6,145,095 stock warrants (series 2) were exercised into 6,154,095 Ordinary shares of NIS 0.1 par value each of the Company for total proceeds of approximately $ 1,865 thousand.

3.	Following, and as part of, the acquisition of 16,839,532 Ordinary shares of InterCure with no par value, representing about 50.79% of InterCure's issued and outstanding share capital on the acquisition date, on July 10, 2012, the Company listed for trade 7,165,662 Ordinary shares of NIS 0.1 par value each. See details of the acquisition of InterCure in Note 5 to the Company's consolidated financial statements.

6

Regulation 21	Compensation for Executive Officers and Interested Parties in the Company

1.         Listed below is an itemization of all compensation paid by the Company and all of its liabilities for compensation that it assumed responsibility for, including grants and retirement terms, that were paid to each of the five top earning executives in the Company, whether the compensation or liability for compensation was given to the executive or whether it was given to another on behalf of the executive (USD in thousands):

For the twelve-month period ending December 31, 2012

2012
Itemization of people receiving compensation				Compensation for services in USD in thousands							Other compensation in USD in thousands
Name	Position	Scale of position	Holding percentage in corporate capital [3]	Salary	Grant	Share- based payments	Management fees	Consulting fees	Commission	Other	Interest	Rent	Total in USD in thousands
David Grossman [4]	Director and CEO in the Company, director in InterCure and Proteologics	100%	-	-	37	208	196	-	-	-	-	-	441
Ronen Twito [4]	Deputy CEO and CFO in the Company, temporary CEO of InterCure	100%	-	184	51	243	-	-	-	-	-	-	478
Ben-Zion Weiner	Director	-	0.25%	-	-	603	-	-	-	-	-	-	603
Erez Gavish[5]	Former CEO of InterCure	100%	-	52	-	19	150	-	-	3	-	-	224
Jaron Diament	External director	-	-	-	-	33	22	-	-	-	-	-	55

3             As of the date of approval of the financial statements - March 24, 2013.

4             The compensation includes share-based payment from the subsidiary InterCure.

5 Represents compensation for employment in InterCure for the entire 2012. Starting on the date of the InterCure purchase transaction July 25, 2012 until December 31, 2012 the cost of his employment amounted to approx. $ 71 thousand, including share-based payment of approx. $ 19 thousand.

7

a.         Contractual arrangement between the Company and Mr. David Grossman, Company Director and CEO

On March 2, 2010, the Company's annual general meeting, after having received the Board's approval, approved the employment terms of the Company's CEO, Mr. David Grossman ("the CEO"), and accordingly signed a personal contract with him that came into effect on August 3, 2010, the date of completion of the share swap agreement ("the record date") 6, the main points being:

1)	The employment term – the contractual arrangement with the Company's CEO is not limited in time ("the term of the agreement"). Either side will be entitled to terminate the agreement at any time and for any reason prior to the end of the term of the agreement, pursuant to issuing a four-month advance written notice ("the advance notice") that will be delivered to the other party.

2)	Compensation – effective from January 1, 2010, the Company's CEO will be entitled to annual compensation of NIS 336,000 (gross). If the Company raises a sum between $ 3 million and $ 10 million through an offering on the stock exchange and then carries out another material transaction (merger or acquisition, partnership, acquisition of intellectual property etc.), the CEO's annual compensation will be raised by up to NIS 630,000 (gross) pro rata to the sum raised. If by July 1, 2010, the Company has not raised said funds, the CEO's annual compensation will be raised to NIS 480,000 (gross).

It should be noted that the Company did not raise said funds and accordingly, as of July 1, 2010, the CEO's annual compensation was raised to NIS 480,000 (gross).

3)	Options – for serving as the Company's CEO, Mr. Grossman will be entitled to 1,610,000 non-tradable stock options, for no consideration, that can be exercised into 1,610,000 Ordinary shares of the Company of NIS 0.1 par value each, subject to regular adjustments in the Company's option plan. The exercise price for the stock options is NIS 0.075 [7]. 33% of said stock options will vest immediately upon grant and 67% of said stock options will vest and become exercisable into shares on a monthly basis beginning on the date of grant and for a period of two years subject to his continuing to serve in his position during this time.

[6]	In accordance with the notice of the Company's CEO, Mr. David Grossman, regarding deferral of his salary in accordance with the agreement until completion of the Bio-Gal transaction, and in accordance with the recommendations of the audit committee and decision of the Company's Board from March 24, 2010 that approved said salary deferral, and as a qualifying transaction, in accordance with Article 1a of the Israeli Companies Regulations (Easements in Transactions with Interested Parties), 2000.

[7]	It should be noted that the gap between the exercise price and the nominal value of the share will be covered on the options exercise date, if exercised, by transferring the sum of the difference from the share premium section to the share capital section in the Company's financial statements.

8

The fair value of all stock options using the Black-Scholes model on the date of approval of the general meeting was approximately $ 133 thousand. The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rates of 3.87%-4.11% and expected life until exercise of 5-6 years.

Based on the Company's Board's decision of April 12, 2012, the Company's Board approved the holding of a special general meeting for approving the allocation of 1,500,000 stock options to the Company's CEO which are exercisable into 1,500,000 Ordinary shares of NIS 0.1 par value each for an exercise price of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's special meeting was approximately $ 427 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date.

On May 29, 2012, an extraordinary general meeting of the Company's shareholders approved the allocation of the above options. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.09%, risk-free interest rates of 3.90%-4.16% and expected life until exercise of 5-6.5 years.

4)	As part of the terms of the Company's agreement with him, and in light of the fact that the CEO made his services available to the Company for no consideration since February 11, 2009, the Company's CEO will be entitled to a one-time bonus in compensation for his services in 2009 of NIS 430 thousand that will be paid in five equal monthly installments.

5)	If within the 24 months from the start date of the contractual arrangement with the CEO in accordance with the agreement, the Company raises over $ 3 million in capital, the Company will pay the CEO a 1% bonus from amount raised but no more than $ 150 thousand.

6)	Within the confines of his position, the Company's CEO will be entitled to social benefits such as convalescence pay, directors' insurance, study fund, level 4 car, cell phone and a subscription to a daily newspaper, as is standard for Company executives or another compensation that will reflect the Company's cost of said benefits.

On February 26 and 27, 2011, the Company's audit committee and Board respectively approved the Company's CEO's request and in accordance with the terms of the agreement signed with him that the contractual arrangement of the CEO will be that of providing management services as an independent contractor and only if the financial consideration that will be paid to him does not exceed the cost to the Company for his employment as an employee as stipulated above and that the Company's CEO undertakes to indemnify the Company if an employer-employee relationship is established between himself and the Company in the future.

9

In furtherance to the matter discussed in paragraph 4 above and in view of the fact that the Company did not raise capital in an amount that exceeds the minimum amount required in said paragraph, and based on the Company's Board's decision of February 12, 2012, as approved in the shareholders' meeting of March 19, 2012, the item regarding the CEO's grant was updated such that if the Company completes a capital raising round within thirty six (36) months from the date of this decision, the Company shall pay the CEO a grant of 1.2% of the amount raised up to a maximum amount of $ 200 thousand. On March 19, 2012, the general meeting of the Company's shareholders approved said update.

b.         The Deputy CEO and CFO – Mr. Ronen Twito

On July 29, 2009, Mr. Ronen Twito was appointed as the Company's CFO. Accordingly, a personal employment contract was signed with Mr. Twito that is in effect since June 24, 2009 ("the record date"), the main points being:

1)	The employment term – Mr. Twito's employment term in the Company is not limited in time ("the term of the agreement"). Either side will be entitled to terminate the agreement at any time and for any reason prior to the end of the term of the agreement, pursuant to issuing a three-month advance written notice ("the advance notice") that will be delivered to the other party.

2)	Salary - as of June 24, 2009, Mr. Twito will be entitled to an annual salary of NIS 318,000 (gross). If the Company raises a sum between $ 3 million and $ 10 million through an offering and the Company then carries out another material transaction (merger or acquisition, partnership, acquisition of intellectual property, etc.), the CFO's annual salary will be raised to NIS 600,000 (gross). If twelve months have passed since the record date and the Company has not raised said funds, the CFO's annual salary will be raised to NIS 456,000 (gross).

It should be noted that the Company did not raise said funds and accordingly, as of June 25, 2010, the CFO's annual salary was raised to NIS 456,000 (gross).

3)	Options - for serving as the Company's CFO, Mr. Twito was allocated to 1,400,000 non-tradable stock options, for no consideration, that can be exercised into 1,400,000 Ordinary shares of the Company of NIS 0.1 par value each, subject to regular adjustments in the Company's option plan. The exercise price of the stock options is NIS 0.075 [8]. 33% of said stock options will vest immediately upon grant and 67% of said stock options will vest and become exercisable into shares on a monthly basis beginning on the date of grant and for a period of three years subject to his continuing to serve in his position during this time.

[8]	It should be noted that the gap between the exercise price and the nominal value of the share will be covered on the options exercise date, if exercised, by transferring the sum of the difference from the share premium line to the share capital line in the Company's financial statements.

10

The fair value of all stock options using the Black-Scholes model on the date of approval of the general meeting was approximately $ 148 thousand. The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.85% and expected life until exercise of five years.

It should be noted that on April 12, 2012, the Company's Board approved the allocation of 1,710,000 stock options to the Company's Deputy CEO and CFO that can be exercised into 1,710,000 Ordinary shares of the Company of NIS 0.1 par value each for an exercise increment of NIS 0.9 per stock option according to the Company's approved option plan.

The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 399 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 153.85%, risk-free interest rates of 3.67%-4.22% and expected life until exercise of 5-6.5 years.

4)	Contingent bonus – if the Company manages to raise $ 15 million and Mr. Twito does not exercise the options given to him as stated above on said date, Mr. Twito will be entitled to receive payment of a one-time bonus of $ 200,000 ("the bonus"). In said case, all of Mr. Twito's options that were not exercised will be blocked for a period of six months. If the Company raises more than $ 3 million, but less than $ 15 million, Mr. Twito will receive a bonus that is calculated linearly in relation to the funds raise between $ 3 million and $ 15 million.

In furtherance to the matter discussed above and based on the Company's Board's decision of February 12, 2012, the item regarding the contingent grant was updated such that if the Company completes a capital raising round within thirty six (36) months from the date of this decision, the Company shall pay Mr. Twito a grant of 1.2% of the amount raised up to a maximum amount of $ 200 thousand.

5)	Social benefits, car, severance pay – within the confines of his position, Mr. Twito will be entitled to social benefits such as convalescence fee, directors' insurance, study fund, level 4 car, cell phone and coverage of expenses related to participation in the annual CPA conferences as is standard for Company executives.

2.         Officers in the Company did not receive any salary benefits in respect of 2012 which were not recognized in 2012, but only in 2013.

11

3.         Listed below is an itemization of all compensation paid by the Company and all of its liabilities for compensation that it assumed responsibility for, including grants and retirement terms, that were paid to each of the interested parties in the Company (which were not disclosed in paragraph 1 above), whether the compensation or liability for compensation was given to the executive or whether it was given to another on behalf of the interested party (USD in thousands):

2012
Itemization of people receiving compensation				Compensation for services in USD in thousands							Other compensation in USD in thousands
Name	Position	Scale of position	Holding percentage in corporate capital [9]	Salary	Grant	Share- based payments	Management fees	Consulting fees	Commission	Other	Interest	Rent	Total in USD in thousands
Dafna Cohen	External director	-	-	-	-	33	22	-	-	-	-	-	55
Amit Yonay	Chairman of the Board	-	-	-	-	2	18	-	-	-	-	-	20
Marc Allouche	Director	-	-	-	-	-	22	-	-	-	-	-	22

[9]	As of the date of approval of the financial statements - March 24, 2013.

12

Regulation 21a	Control of the Corporation

As of the date of the report, the Company has no controlling shareholder as this term is defined in the Israeli Companies Law.
Despite the aforementioned, regarding Article 239 of the Israeli Companies Law that focuses on the number of votes required to appoint external directors and Article 121(c) of the Israeli Companies Law that focuses on the number of votes required to authorize the Chairman of the Board in the company to act as CEO or to wield his authorities, the Company will deem Messrs. Alex Rabinovitch, David Bassa and Shalom Manova as controlling shareholders in the Company, provided that said individuals are interested parties in the Company. In addition, any contractual arrangement signed by the Company pertaining to issues specified in Article 270(4) of the Israeli Companies Law with Messrs. Alex Rabinovitch, David Bassa and Shalom Manova and/or their relatives will be brought for approval in accordance with the provisions of Article 275 of the Israeli Companies Law. In said instances, the Company will consider any of the said parties, who are not part of the transaction being brought for approval, as having a personal interest in the transaction's approval so that their vote will not be considered in the count of one-third of the votes that do not have a personal interest in the transaction's approval.

Regulation 22	Information, to the Best of the Company's Knowledge, regarding Transactions with a Controlling Shareholder or if the Controlling Shareholder has a Personal Interest in the Approval of such Transactions

During and after the report period, the Company did not enter into any transactions with a controlling shareholder or into any transactions in whose approval the controlling interest has a personal interest.

Regulation 24	Holdings of Interested Parties and Executive Officers

For details of the status of holdings of interested parties and executive officers in the Company, see the Company's immediate report of March 7, 2013.

Regulation 24a	Authorized and Issued Share Capital and Convertible Securities as of March 24, 2013

Authorized share capital: 700,000,000 shares of NIS 0.1 par value each
Issued share capital: 229,503,079 shares of NIS 0.1 par value each
All shares confer equity rights and voting rights.
Securities convertible into Company shares:
12,506,000 (unregistered) stock warrants of the Company that can be exercised into 12,506,000 Ordinary shares of NIS 0.1 par value each.
12,271,995 stock options (series 2) that can be exercised into 12,271,995 Ordinary shares of NIS 0.1 par value each.
1,926,727 stock options (series B) that can be exercised into 1,926,727 Ordinary shares of NIS 0.1 par value each.

13

Regulation 24b	List of the Corporation's Shareholders as of March 24, 2013

For details of the Company's shareholders near the date of the report, see the Company's immediate report of March 12, 2013.

Regulation 26	The Corporation's Directors

	(1)	Name of Director:	Jaron Diament
		ID No.:	22963789
		Date of Birth:	July 2, 1967
		Official Mailing Address:	10 Herzog St. Tel-Aviv
		Citizenship:	Israeli
		Member of board of directors committee /s	Audit Committee, Nomination Committee, Compensation Committee and Balance Sheet Committee
		External Director:	Yes
		Expert in accounting and finance or professional skills:	Yes
		Employee of the Company, subsidiary, related company or interested party in the Company:	No
		Start date as director:	March 18, 2009
		Education:	Degree in Economics and Accounting – Tel-Aviv University. CPA in Israel
		Occupation over the past five years:	CEO of TRF Capital (formerly:Tagor Capital). CFO of Tagor Capital, independent financial consultant
		Other corporations in which he serves as director:	External director at Mega Or Holdings and D.M. Networks Ltd.
		Relative of interested party in the Company (to the best of the Company's knowledge)	No

	(2)	Name of Director:	Amit Yonay
		ID No.:	024907743
		Date of Birth:	March 28, 1970
		Official Mailing Address:	12 Meisner St. Petach Tikva
		Citizenship:	Israeli and American
		Member of board of directors committee /s	No
		External Director:	No
		Expert in accounting and finance or professional skills:	Yes
		Employee of the Company, subsidiary, related company or interested party in the Company:	No
		Start date as director:	March 18, 2009
		Education:	Degree in Electrical Engineering – Binghamton University. MBA in Business Administration – Tel-Aviv University

14

	Occupation over the past five years:	Businessman in capital market investments and in the real estate market in the US. Chief analyst – ING Group – Israel, Portfolio Manager – Meretz Investments, Analyst – Meretz Investments
	Other corporations in which he serves as director:	InterCure Ltd. (related company)
	Relative of interested party in the Company (to the best of the Company's knowledge)	No

(3)	Name of Director:	Marc Allouche
	ID No.:	319512562
	Date of Birth:	October 23, 1973
	Official Mailing Address:	43/11 Yermiyahu St. Tel-Aviv
	Citizenship:	Israeli and French
	Member of board of directors committee /s	Audit Committee, Compensation Committee, Balance Sheet Committee
	External Director:	No
	Expert in accounting and finance or professional skills:	Yes
	Employee of the Company, subsidiary, related company or interested party in the Company:	No
	Start date as director:	March 18, 2009
	Education:	Degree in Economics – Dauphine University France, MBA – Dauphine University – France – CPA in France
Occupation over the past five years:

Business consultant, investment banker and entrepreneur.

Founder of NFI Blue Consulting – Israel / Europe

Director of the Real Investments Department – Harel Insurance and Finance – Israel; VP Holdings and Strategic Development (private equity) – SPGA Ltd. France - Equity Advisory Group – Russel Bedford International France

	Other corporations in which he serves as director:	None
	Relative of interested party in the Company (to the best of the Company's knowledge)	No

15

(4)	Name of Director:	Dafna Cohen
	ID No.:	24812943
	Date of Birth:	February 23, 1970
	Official Mailing Address:	11 Antigonos St. Tel-Aviv
	Citizenship:	Israeli
	Member of board of directors committee /s	Audit Committee, Nomination Committee, Compensation Committee, Balance Sheet Committee
	External Director:	Yes
	Specialist in accounting and finance or professional skills:	Yes
	Employee of the Company, subsidiary, related company or interested party in the Company:	No
	Start date as director:	March 18, 2009
	Education:	Degree in Economics and Political Science – The Hebrew University of Jerusalem MBA The Hebrew University of Jerusalem
	Occupation over the past five years:	Treasurer and investment manager at MediaMind Technologies, treasurer and investment manager at Emblaze, director in Inventech Central.
	Other corporations in which he serves as director:	Director at Formula Systems (1985). Director at Europort Ltd.
	Relative of interested party in the Company (to the best of the Company's knowledge)	No

(5)	Name of Director:	David Grossman
	ID No.:	011202793
	Date of Birth:	February 26, 1975
	Official Mailing Address:	POB 4033 Herzliya 46140
	Citizenship:	Israeli and British
	Member of board of directors committee /s	No
	External Director:	No
	Specialist in accounting and finance or professional skills:	No
	Employee of the Company, subsidiary, related company or interested party in the Company:	Director, CEO of the Company, office holder in XTL Inc. and XTL Development, director at InterCure and director in Proteologics
	Start date as director:	February 11, 2009
	Education:	BA in Business Administration from the Interdisciplinary Center Herzliya

16

	Occupation over the past five years:	VP of Investments at Eurocom Investments, VP of Investments at Sahar Investments, director and member of the audit committee in Gilat Satcom, director and member of the audit committee in Bio-Light Life Science Investments in Israel and director in Psifas Assets.
	Other corporations in which he serves as director:	External director and member of the audit committee in Rosetta Green, director in InterCure Ltd. (related company), director in Proteologics (related company).
	Relative of interested party in the Company (to the best of the Company's knowledge)	No

(6)	Name of Director:	Ben-Zion Weiner
	ID No.:	000804971
	Date of Birth:	April 11, 1944
	Official Mailing Address:	3 Hayogev St. Mazor 73160
	Citizenship:	Israeli
	Member of board of directors committee /s	No
	External Director:	No
	Specialist in accounting and finance or professional skills:	Yes
	Employee of the Company, subsidiary, related company or interested party in the Company:	No
	Start date as director:	April 12, 2012
	Education:	, PhD, MS, and BS in Chemistry at the Hebrew University of Jerusalem
	Occupation over the past five years:	Senior VP of R&D and Senior Advisor to the CEO of Teva Pharmaceutical Industries Ltd.
	Other corporations in which he serves as director:	Gefen Biomed Investments Ltd., Novaremed Ltd., Mesoblast Limited
	Relative of interested party in the Company (to the best of the Company's knowledge)	No

17

Regulation 26a	Company Executives (not itemized in accordance with Regulation 26 above)

Name of officer	I.D./passport No.	Date of birth	Term start date	Position in the corporation, subsidiary, related company or interested party	Education	Occupation in the last five years	Interested party in the Company or relative of other senior officer or of interested party in the Company (to the best of the Company's knowledge) according to the Israeli law
Ronen Twito	032161655	February 20, 1975	July 29, 2009	CFO and Deputy CEO in XTL, CEO of InterCure (related company)	CPA, Degree in Business Administration specializing in accounting, College of Management, B.Ed in accounting	CEO of InterCure (related company), Finance Manager in Leadcom Integrated Solutions, Audit Manager at Kost, Forer, Gabbay & Kasierer, CPA (Ernst & Young Israel)	Yes. Relative of an interested party – Shalom Manova (who holds 7.47% of the Company’s shares), which is his father-in-law.
Moshe Mittelman	051635951	October 2, 1952	August 4, 2010	Medical Director	Degree in Medicine, Tel-Aviv University, Graduate of Directors Course and of Advanced Directors Course	Director of Internal Medicine Department, Tel-Aviv Sourasky Medical Center, Medical Director – Palace Tel-Aviv, consultant for Ministry of Health, Director at Gaon Holdings, Member of the Executive Committee of the Israel Cancer Association, former Chairman of the Israel Association of Internal Medicine, former Member of the Public Committee for the Health Basket	No
Daniel Shapira	051635951	July 21, 1954	August 27, 2010	Internal Auditor	Degree in Economics and Accounting, Bar-Ilan University	CPA and owner of an accounting firm, internal auditor in public companies	No

18

Regulation 26b

Independent signatories in the Company

As of the date of the report, the Company has no exclusive signatories, as this term is defined in the Israeli Securities Authority's directive of January 3, 2008.

Regulation 27	The Company's accountants Kesselman & Kesselman, CPAs (PWC Israel), Migdal Hasahar, 25 Hamered St. Tel-Aviv

Regulation 29

Recommendations and Decisions of the Directors

Small section (c) - decisions of a special general meeting

a.         On May 22, 2012, an extraordinary general meeting of the Company's shareholders made the following decisions:

1)        Approving the allocation of 4,408,000 unlisted stock options of the Company to Dr. Ben-Zion Weiner, a director in the Company, which vest quarterly over a period of 36 months for an exercise price of NIS 0.90, in accordance with the Company's option plan.

2)        Approving the allocation of 1,500,000 unlisted stock options of the Company to Mr. David Grossman, a director and the Company's CEO, which vest quarterly over a period of 36 months for an exercise price of NIS 0.90, in accordance with the Company's option plan.

b.         On February 21, 2013, and after the reporting date, an extraordinary general meeting of the Company's shareholders and the general meeting of the holders of stock warrants (series 2) of the Company decided to extend the exercise period of said stock warrants from February 27, 2013 to December 31, 2013. This decision is subject to the approval of the District Court in accordance with Section 350 to the Israeli Companies Law, 1999.

Regulation 29a

Company Decisions

a.         On April 12, 2012, the Company's Board approved, among others, the allocation of 1,710,000 unlisted stock options of the Company to Mr. Ronen Twito, the Company's Deputy CEO and CFO, which vest quarterly over a period of 36 months for an exercise price of NIS 0.90, in accordance with the Company's option plan.

b.         In keeping with the master decision made by the Company's general meeting on July 12, 2011 (see the report of June 1, 2011, and the report of the results of said shareholders' meeting of July 12, 2011) regarding the Company's engagement in the ordinary course of business in insurance policies to cover directors' and officers' liability, as they will be from time to time, including directors who are or might be considered as controlling shareholders in the Company, on August 26, 2012 and August 30, 2012, the Company's audit committee and Board respectively approved the Company's engagement in an insurance policy which be in effect from September 1, 2012 to August 31, 2013 with a liability limit of up to $ 7.5 million per case and for the period. The annual premium payable by the Company is $ 37 thousand for the period.

19

Date:	March 24, 2013

Names of Signatories	Position	Signature

Amit Yonay	Chairman of the Board

David Grossman	CEO

20

Chapter 5 - Annual report on the effectiveness of internal control over financial reporting and disclosure in accordance with Israeli Regulation 9b(a)

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Company"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company.

The executive officers in charge of planning and maintaining adequate internal control over financial reporting and disclosure in the Company are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, CFO.
3.	Mr. Navon Shalom, Controller.

Internal control over financial reporting and disclosure consists of the Company's existing controls and procedures that have been planned by the CEO and the most senior officer in finance or under their supervision, or by the equivalent acting officers, under the governance of the Company's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the reports issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company's management, including the CEO and the most senior officer in finance, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the reports will be prevented or detected.

Management, under the board of directors' supervision, has tested and assessed the Company's internal control over financial reporting and disclosure and its effectiveness. The assessment of the effectiveness of internal control over financial reporting and disclosure performed by management, under the supervision of the board of directors, consisted of the following:

1.	Updating the scoping document for 2012.
2.	Updating the critical processes and controls in the Company.
3.	Documenting and performing internal and external tests of processes that were defined as very critical to financial reporting and disclosure as specified below:

a)	Entity-level controls.
b)	Financial reporting preparation and close process.
c)	IT general controls (ITGCs).
d)	Controls over the intangible asset valuation and impairment process.
e)	Controls over the equity and share based payment process.

Based on the assessment of effectiveness performed by management, under the supervision of the board of directors, the Company's board of directors and management have concluded that the Company's internal control over financial reporting and disclosure as of December 31, 2012 is effective.

It is indicated that on July 25, 2012, the Company completed an acquisition of 50.79% of the shares of InterCure Ltd. (“InerCure”) following which the Company obtained control over InterCure for the first time. InterCure is not part of the scope of this report.

Letter of representation pursuant to Israeli Regulation 9b(d)(1):

Letter of Representation

Chief Executive Officer's Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the interim report of XTL Biopharmaceuticals Ltd. ("the Company") for 2012 ("the reports").

(2)	To the best of my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To the best of my knowledge, the financial statements and other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company as of the dates and for the periods addressed in the reports.

(4)	I have disclosed the following to the Company's auditor, to the Company's board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its subsidiaries as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of the preparation of the reports;

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles;

(c)	Have assessed the effectiveness of internal control over financial reporting and disclosure and presented herein the conclusions of the board of directors and management of the effectiveness of internal control as of the date of the reports.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

March 24, 2013
Date	David Grossman
CEO

Letter of representation of the Chief Financial Officer pursuant to Israeli Regulation 9b(d)(2):

Letter of Representation

Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the financial statements and other financial information included in the reports of XTL Biopharmaceuticals Ltd. ("the Company") for 2012 ("the reports").

(2)	To the best of my knowledge, the financial statements and other financial information do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To the best of my knowledge, the financial statements and other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company as of the dates and for the periods addressed in the reports.

(4)	I have disclosed the following to the Company's auditor, to the Company's board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure as they relate to the financial statements and other financial information, which are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its subsidiaries as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, to the extent that it relates to the financial statements and other financial information included in the reports, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of the preparation of the reports;

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles;

(c)	Have assessed the effectiveness of internal control over financial reporting and disclosure, to the extent that it relates to the financial statements and other financial information included in the reports. My conclusions as to my assessment as above have been presented to the board of directors and management and are integrated in this report.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

March 24, 2013
Date	Ronen Twito
Deputy CEO and CFO

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds the controlling stake in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 24, 2013	By:	/s/ David Grossman
		Name:	David Grossman
		Title:	Chief Executive Officer